2013 ANNUAL REPORT





DELIVERING ON COMMITMENT

"I have never been more confident in the company's future as it seeks to become a leader in next-generation services and technologies."

Rodney F. Chase
Chairman



FROM OUR CHAIRMAN

When the CSC Board hired Mike Lawrie as President and CEO in March 2012, the company was facing a number of significant operational and financial challenges that needed to be addressed with a sense of urgency.

Accordingly, the Board made a number of decisions last year that were aimed at developing the leadership capability, accountability and governance required to improve our performance, deliver greater value to our shareholders and position CSC for the future.

As Chairman, I am pleased to report that 2013 was a year in which CSC began to deliver on the commitments we made to our shareholders, customers and employees.

First, we have appointed new leadership in the following positions: Chief Financial Officer; General Manager of Global Infrastructure Services; General Manager for Global Sales & Marketing and Regional Operations; General Manager of the North American Public Sector; Chief Human Resources Officer; Controller; Vice President of Enterprise Risk Management and Internal Audit; Chief Technology Officer; and Chief Information Officer. These new leaders bring a wealth of experience from a diverse set of industries—and more than 80 percent of the management team is new to the company.

Second, we began to change the culture at CSC. We implemented a new compensation structure, emphasizing profitability and performance. In addition, Mike and his management team continue to make important changes to the organization such as establishing CLEAR (Client-focused, Leadership, Execution Excellence, Aspiration and Results) values to drive a strong performance culture. Through these values, he has emphasized a return to profitability by demonstrating fiscal responsibility and aligning the executive team to this one overriding goal.

Third, by focusing on our clients and profitability, we delivered significant improvements to our results, including better operating margins, earnings and cash flow. The market rewarded our performance with a rising stock price. Under Mike's leadership, total shareholder return for CSC was 68% in Fiscal 2013. CSC also returned more capital to shareholders during Fiscal 2013, including $123 million in dividends and $305 million in share repurchases.

Finally, while much work remains to complete the transformation of CSC, I have never been more confident in the company's future as it seeks to become a leader in next-generation services and technologies.

Thank you for being a stockholder and for the trust you have placed in our company. We value your support. As always, we encourage you to share your opinions, interests and concerns.

Rodney F. Chase
Chairman

"We staked our future on next-generation infrastructure offerings and moving up the value chain from commodity products to high-value, differentiated, scalable solutions such as applications management and consulting."

Mike Lawrie
President and
Chief Executive Officer



WHAT A DIFFERENCE **A YEAR** MAKES!

2013 BUILT A **SOLID FOUNDATION**

When I became CEO of CSC a year ago, we started FY 2013 in a difficult position:

- Underperforming contracts and a high-cost structure were reducing profitability and limiting cash flows;
- Our complex operating model lacked focus and accountability;
- Low-margin commodity offerings were not standardized and were delivered ineffectively; we lacked a clear understanding of how we were perceived by clients and the market; and
- All these factors combined to cut CSC's market capitalization by nearly 60 percent; some agencies were on the verge of downgrading our credit.

We made a commitment to address and improve each of these areas.

First, we defined what we wanted to be good at—and we put in place a strategy to achieve our full potential. We staked our future on next-generation infrastructure offerings, and moving up the value chain from commodity offerings to high-value, differentiated, scalable solutions such as applications management and consulting. We focused on five industries: healthcare, financial services, manufacturing, diversified industries, and the public sector.

Second, we divested assets that were no longer core to our strategic value proposition. We divested four businesses and received over $1.1 billion in cash for these properties. We also acquired 42Six Solutions LLC, which provides big data and analytics to Federal and commercial customers.

Third, we launched an aggressive $1.2 billion cost takeout program to "Get Fit." We concentrated on four opportunities: contract performance; supply chain and procurement; workforce optimization; and enterprise overhead. The program achieved approximately $900 million of gross cost takeout savings in FY 2013. Cost takeout savings were a significant driver of CSC's improved free cash flow performance of $764 million.

Fourth, we rededicated CSC to making our clients the center of our universe. Whether in our offerings, sales, or staff organizations, our primary question is, "What do we need to do to deliver value to our clients?"

Fifth, we dramatically changed how we operate. Our contract management process was reengineered to improve our performance. We bolstered our bid review process and implemented economic game plans to better manage underperforming contracts. As a result, contract performance improved dramatically in 2013.

A new leadership team began implementing a new operating model that is really quite simple. We have offerings such as applications development, consulting, and industry software and solutions which comprise our Global Business Services (GBS). Desktop support, data center management and enterprise service offerings are provided by Global Infrastructure Services (GIS). And we have our incubators—Big Data, Cyber and Cloud. We are putting in place rigorous discipline around Offering Lifecycle Management (OLM) to clarify our offerings and help us create new ones.

"We have arrived at the intellectual conviction that we must build a company that leads the industry, not a company that is a fast follower or a low-cost version of somebody else."

Our Go-to-Market strategy is driven by our industry organizations. Regional organizations also play a key role in bringing all of CSC's capabilities together within a geography. We have clarified roles and responsibilities, and reengineered delegation of authority. We have also reduced management layers from thirteen to eight; this streamlines the company, speeds up decision-making and adds clarity to our day-to-day activities.

Sixth, we overhauled our global alliances program. We reached out to our partners and began to build new, win/win relationships that leverage their investments in technology and service delivery. We are integrating their strengths with ours into a new value proposition to jointly take to market.



All margins include restructuring



FY 2013 FCF is shown before discretionary pension contribution of $500M



EARLY RETURNS ARE **ENCOURAGING**

We have been on an exciting journey—and shareholders, clients and employees are just beginning to see the benefits of our actions. We made financial progress on a number of fronts: we refinanced our debt at favorable rates and extended our maturities; we dramatically improved our operating margins and cash flow year-over-year, which is reflected in our stock price; our credit rating has improved and the large credit agencies have changed to a much more favorable view of CSC, going forward; and we reduced our capital expenditures by almost $300 million in FY 2013. As a result, our financial performance has improved, and we are beginning to regain the confidence of key stakeholders.

WE WILL CONTINUE TO **INVEST AND GROW**

CSC is committed to creating a performance-based culture, and we are investing in our employees. This year, we are creating a salary plan that expands equity—via restricted shares and options—and drives it throughout the organization to nurture key talent.

We will also make significant investments in our businesses, most notably in our three incubators that focus on big data, cloud computing and cyber security. We will also invest in our sales force, and in new finance and human resource systems. In FY 2014, we will commit approximately $300 million—the largest investment in CSC's history.

These investments will position us to grow—and lead.

We have arrived at the intellectual conviction that we must build a company that leads the industry, not a company that is a fast follower or a low-cost version of somebody else. And creating a leadership company will require more work.



"We will continue to invest in enterprise offerings, such as robust application management solutions to help our clients transform their businesses to a utility-based model."

Our industry is undergoing another profound technological shift. First came the mainframe era, which was followed by client-server computing. Now, the industry is changing radically as we deliver data-driven customer experiences on ever more connected devices across a continuum of cloud services. New industry leaders are emerging—and today's winners may not lead tomorrow.

In our industry, we have operated on the same model for more than 30 years. But that model is fundamentally changing: the industry will no longer revolve around large infrastructure technology outsourcing deals. Leaders will furnish solutions that modernize applications, migrate those applications onto a utility



infrastructure, and provide data to deliver insights. CSC-developed systems will connect myriad client devices and speed access across multiple enterprise systems. Clients can do their job from anywhere in the world—with a high degree of confidentiality and security.

As we incubate technology solutions in big data, cloud, and cyber security—delivering smarter, more consumer-styled experiences to mobile devices anywhere in the world—we are discovering massive interrelationships among these arenas. These interrelationships are even more important as we focus on our enterprise customer base that, because of regulation and reputation, find secure, big-data clouds a prerequisite to their engagement and growth strategies.

This is our digital future—and it's a different world and a very different business model.

INDUSTRY LEADERSHIP IS **OUR GOAL**

In this model, there will be new winners, new losers, and some who will be stuck somewhere in the middle. At CSC, we are positioned to win more and lead the industry forward.

Our game plan is straightforward, and we have a winning strategy. We want to lead in the creation of next-generation infrastructure. We will move up the value chain through consulting and application software. We will leverage our partners' and our own intellectual property, and capitalize on our strength as one of the last independent services companies with global scale and reach. We will continue to invest in enterprise offerings, such as robust application management solutions to help our clients transform their businesses to a utility-based model.

REAFFIRMING **OUR VALUES**

After a difficult FY 2012 and a year of getting "fit," CSC is beginning to recapture and restore pride in our company. We have done so with a committed, energetic workforce of more than 90,000 employees around the world, connected by a CLEAR set of values.



CLIENT FOCUSED

Our success derives from a deep understanding of our clients, to whom all of CSC is committed to deliver exceptional service and value.



LEADERSHIP

We lead from the front, displaying our integrity and using facts to support our straight talk. We create an environment for positive change built on collaboration and trust.



EXECUTION EXCELLENCE

We insist on excellence in all we do for our clients and for ourselves, striving always for recognition among the leaders in our industry.



ASPIRATION

We aspire individually and collectively to be more tomorrow than we are today.



RESULTS

We accept individual responsibility for our commitments and expect to be held accountable for results.

Finally, I believe CSC has a bright future because we not only have the right strategy but we also have a talented, motivated and dedicated executive team and a rich and diverse set of customers and partners who want to work with us to innovate and lead the way forward.

In FY 2014, we will continue to take out costs, expand our market coverage, pursue delivery excellence, invest in our people and drive innovation with our clients—all to achieve our goal of becoming a leader in next-generation services and solutions.

But we will have to move fast; the competition is not standing still, and the spoils in the next phase of computing will undoubtedly go to those who innovate, are nimble and flexible and to those who are bold enough to leave legacy models behind. At the end of the day, the IT services industry is a people business, and it will be the skills, commitment and passion of the people of CSC that will make all the difference in the year ahead. I'm betting on CSC to win!

Mike Lawrie
President and Chief Executive Officer

DELIVERING ON

OUR COMMITMENTS TO CLIENTS



Zurich

Zurich Insurance Group's Los Angeles data center had grown to service more than 20,000,000 policies. But it lacked flexibility, and its earthquake-prone location threatened business continuity. Despite its size and complexity, it had to be moved—and with it, seven other Zurich data centers.

We created a "Migration Machine," blending five decades of industry-leading processes, methods, tools and a full measure of seasoned leadership.

The team planned. They rehearsed. And in one long weekend they consolidated 2,300 servers, 32 mainframes and 400 applications into a Chicago data center.

For Zurich, the migration delivered significant cost savings and improved its ability to respond quickly to changing business needs. And for CSC, the experience augmented our toolkit with an innovative approach to executing global infrastructure transformations flawlessly and economically.

Avis

Avis Budget Group, a leading global vehicle rental services company, wanted to enhance its growth and its customers' experience.

Applying its expertise in customer intelligence and big data analytics, CSC helped the company develop and launch an advanced analytics team, and develop and apply a lifetime value model to the company's multi-million customer database. By segmenting customer value to gain better insight into rental behavior, Avis Budget can apply that knowledge to generate greater loyalty and retention.

The company's new customer-led, service-driven program has enabled Avis Budget to alter its behavior to match customer expectations and improve loyalty, while enhancing revenue and profitability. Avis Budget now has the information to make the right offer to the right person at the right time based on customer loyalty or different value propositions. These efforts made a significant contribution to Avis Budget's record-setting financial performance in 2012.

Intermountain

As cybercriminals and regulators increasingly focus on health information, Utah-based Intermountain Healthcare wanted to deploy the latest technologies and practices to protect its patients and systems.

Last year, CSC began working with Intermountain, which is already regarded as one of the nation's leaders in healthcare delivery security and technology, to apply innovative approaches by deploying state-of-the-art technology for encryption, network segmentation and monitoring for data loss prevention.

Today, CSC and Intermountain have revised Intermountain's security policies, procedures, guidelines and training and built an innovative scalable, self-healing, controlled and managed network infrastructure design that gives Intermountain greater resiliency and strengthens security.

Navy ONE-NET

The OCONUS Navy Enterprise Network (ONE-NET) has delivered communication and information services to Navy shore commands in each of the three major Theater Network Operations Centers, 14 concentration areas and 47 remote sites across the Far East, Europe and Bahrain. But fragmented operating and support models limited network performance and cost efficiency and constrained cyber-defense upgrades.

CSC proposed a Global Enterprise approach to consolidate and standardize ONE-NET service delivery. Our Continual Service Improvement Program (CSIP) was built on Information Technology Infrastructure Library (ITIL) models to align operational processes and standardize best-of-breed solutions.

Standardization and consistency have resulted in financial benefits while markedly improving network performance. As an added benefit, CSIP has identified network vulnerabilities and increased the overall cyber-defense posture of the enterprise.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 29, 2013

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from__________ to

Commission File No.: 1-4850



COMPUTER SCIENCES CORPORATION

(Exact name of Registrant as specified in its charter)

Nevada	**95-2043126**
(State of incorporation or organization)	**(I.R.S. Employer Identification No.)**
3170 Fairview Park Drive **Falls Church, Virginia**	**22042**
(Address of principal executive offices)	**(zip code)**

Registrant's telephone number, including area code: (703) 876-1000
Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered
Common Stock, $1.00 par value per share	**New York Stock Exchange**
Preferred Stock Purchase Rights	

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No
Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer or a smaller reporting company.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

As of September 28, 2012, the aggregate market value of stock held by non-affiliates of the Registrant was approximately $4,956,615,996.
There were 150,228,623 shares of the Registrant's common stock outstanding as of May 3, 2013.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement for its 2013 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission within 120 days after March 29, 2013, are incorporated by reference into Part III hereof.

TABLE OF CONTENTS

Item		Page
	PART I	
1.	Business	1
1A.	Risk Factors	5
1B.	Unresolved Staff Comments	13
2.	Properties	14
3.	Legal Proceedings	15
4.	Mine Safety Disclosures	15
	Executive Officers of the Registrant	16
	PART II	
5.	Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	17
6.	Selected Financial Data	20
7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	21
7A.	Quantitative and Qualitative Disclosures about Market Risk	57
8.	Financial Statements and Supplementary Data	58
9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	139
9A.	Controls and Procedures	139
9B.	Other Information	143
	PART III	
10.	Directors, Executive Officers and Corporate Governance	143
11.	Executive Compensation	143
12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	143
13.	Certain Relationships and Related Transactions, and Director Independence	145
14.	Principal Accountant Fees and Services	145
	PART IV	
15.	Exhibits, Financial Statement Schedules	145

PART I

Item 1. Business

INTRODUCTION AND HISTORY

General

Computer Sciences Corporation (CSC or the Company), is a global leader of information technology (IT) and professional services and solutions. Since the Company was founded in 1959, CSC has helped develop and integrate IT assets in support of operational efficiency, new growth initiatives and other business objectives. The Company's 90,000 employees serve approximately 2,500 clients in more than 70 countries. Clients include commercial enterprises and the U.S. federal government, as well as state, local and non-U.S. government agencies. The Company is incorporated in the state of Nevada.

The Company's mission is to enable superior returns on our client's technology investments through best-in-class industry solutions, domain expertise and global scale. CSC generally does not operate through exclusive agreements with hardware or software providers and believes this vendor neutrality enables the Company to better identify and manage solutions specifically tailored to each client's needs.

CSC's management team has strived to create shareholder value by aligning its assets with its strategy, executing its $1.0 - $1.2 billion cost takeout program, and prudent capital deployment. The Company completed four divestitures in fiscal 2013 in order to better align our assets with its strategy of leading the next generation of IT services and solutions. The Company's cost takeout program is focused on four areas: 1) supply chain and procurement savings, 2) workforce optimization, 3) enterprise overhead reduction, and 4) contract management discipline. The cost takeout program was initiated in fiscal 2012 and extends through fiscal 2014. CSC's priorities for capital deployment include 1) reinvesting in the core business, 2) pursuing strategic acquisitions, 3) ensuring a strong financial position with ample access to liquidity, and 4) returning cash to shareholders.

Services and Sectors

The Company delivers IT services and solutions through three broad service lines or sectors: North American Public Sector (NPS), Managed Services Sector (MSS), and Business Solutions and Services (BSS). Geographically, CSC has major operations throughout North America, Europe, Asia and Australia. Segment and geographic information are included in Note 16 to the Consolidated Financial Statements for the year ended March 29, 2013. For a discussion of risks associated with our foreign operations, see Item 1A "Risk Factors".

NPS

NPS provides IT-related and mission/operations-related services to the U.S. federal government. NPS's customer base includes most branches of the military and many civil departments, as well as the Department of Homeland Security and NASA. The Company provides systems integration and outsourcing to complex project management and technical services. Key offerings include enterprise modernization, telecommunications and networking, managed services, base and range operations, and training and simulation.

MSS

MSS provides information systems outsourcing services to clients in a broad array of industries, including financial services, healthcare, manufacturing, and other diversified industries. IT outsourcing involves operating all or a portion of a customer's technology infrastructure, including systems analysis, applications development, network operations, end-user computing and data center management. In addition, MSS provides an array of emerging services in the areas of Infrastructure as a Service (IaaS), Software as a Service (SaaS), Business Process as a Service (BPaaS), Platform as a Service (PaaS), Cyber Security Managed Services and other emerging technologies and associated service delivery models. CSC's services are delivered through allocation of resources located both on a client's premises and through CSC's service centers around the world.

BSS

BSS serves a broad array of industries, providing industry-specific solutions in areas such as consulting and systems integration, business process outsourcing, and intellectual property-based software to chemical, energy and natural resources, financial services, technology and consumer, manufacturing, healthcare, and public sector organizations. Consulting and professional services include advising clients on the strategic acquisition and utilization of IT and on business strategy, security, modeling, simulation, engineering, operations, change management and business process reengineering. Systems integration encompasses designing, developing, implementing and integrating complete information systems. In prior periods, BSS provided professional technology staffing services in Australia, computer equipment repair and maintenance services in Asia, and credit reporting services in the United States. These businesses were divested in fiscal 2013.

During the last three fiscal years, the Company's revenue mix by line of business was as follows:

	2013	2012	2011
North American Public Sector	36%	37%	39%
Managed Services Sector	43	43	42
Business Solutions and Services	22	21	20
Subtotal	101	101	101
Corporate and Eliminations	(1)	(1)	(1)
Total Revenues	100%	100%	100%

Fiscal 2013 Overview

During fiscal 2013, CSC announced contract awards, or bookings, with a total contract value (TCV) of approximately $13.8 billion, consisting of $3.5 billion of NPS awards, $6.9 billion of MSS awards, and $3.4 billion of BSS awards. The total commercial awards represented through MSS and BSS of $10.3 billion was lower than the $12.8 billion of awards during fiscal 2012. Additionally, fiscal 2013 NPS awards of $3.5 billion compare with fiscal 2012 awards of $6.0 billion, reflecting softness in demand among public sector clients. These amounts have been adjusted for discontinued operations.

New business contributed $8.5 billion and $12.4 billion to the TCV of fiscal 2013 and 2012 contract awards, respectively. The TCV of renewals and recompetes was $5.3 billion and $6.4 billion, during fiscal 2013 and fiscal 2012, respectively.

For NPS, announced values for indefinite delivery and indefinite quantity (IDIQ) awards represent the expected contract value at the time a task order is awarded under the contract. The bookings value of MSS announced awards is estimated at the time of contract signing and includes optional contract years. New contract bookings are recorded using then-existing projections of service volumes and then-existing currency exchange rates, and are not subsequently adjusted for volume or currency fluctuations. The announced values for BSS line of business awards are based on firm commitments.

Although commercial demand for IT services and solutions grew modestly during the year, CSC did not benefit materially from this trend because the Company embarked on a concerted program to review, rationalize, and modernize its portfolio of service offerings. As part of the broader transformation of CSC's business operations, its go-to-market organizations, programs, and offerings were thoroughly assessed relative to competitive position, profitability, and scalable delivery. The effect of these reviews and realignments impacted the Company's lead generation activities. Win rates on the business opportunities pursued by the Company's sales force were sustained at historical levels, but the absolute volume of new business proposals submitted declined year-over-year. Fiscal 2013 was a year focused on rebuilding both the portfolio of service offerings and the organizations, processes, and channels through which those offerings are taken to market.

Many of our government customers continue to experience uncertainty about their fiscal budgets due to the Budget Control Act of 2011 and sequestration. As a result, large program awards are delayed and government customers are shifting to smaller and shorter term contracts.

In future periods, CSC's results of operations and financial condition may be negatively affected by conditions in the various global markets in which the Company operates or client budget constraints. Economic conditions could impact the credit quality of CSC's receivables portfolio and, therefore, the level of provision for bad debts. CSC continues to review credit policies and collection efforts in both the origination of new business and the evaluation of existing projects.

Contract terminations, cancellations or delays could result from our performance or factors that are beyond our control, including the business or financial condition of the client, changes in client ownership or management, and changes in client strategies, the economy or markets generally. When contracts are terminated, we lose the anticipated revenues and might not be able to eliminate associated costs simultaneously with contract termination, and the contract assets may become impaired. Consequently, our profit margins in subsequent periods could be lower than expected.

Currency fluctuations will continue to have an effect on both revenue and profit. The Company's foreign currency risk management program, however, attempts to mitigate some of the economic and margin risk.

Acquisitions and Divestitures

Acquisitions

During fiscal 2013,CSC acquired 42Six Solutions, LLC (42Six) for $35 million in an all cash transaction. 42Six, a software development company specializing in providing analytics and applications software products and services for the U.S. government intelligence community and the Department of Defense, was acquired primarily to enhance CSC's strategy of offering customers greater value through data expertise and intellectual property. This acquisition is related to the Company's NPS segment.

During fiscal 2012, CSC acquired iSOFT Group Limited (iSOFT), a publicly-held company listed on the Australian Securities Exchange, for cash consideration of $200 million, and the assumption of debt of $315 million, of which $298 million was repaid immediately after the acquisition, in the Company's BSS segment. The acquisition complements and strengthens CSC's software products, healthcare integration and services portfolio, and its healthcare research and development capabilities, as iSOFT provides advanced application solutions across both the public and private sectors.

In addition, CSC acquired three privately-held companies for an aggregate purchase price of $201 million during fiscal 2012, the largest being the acquisition of AppLabs for $171 million in CSC's MSS segment, and the other two acquisitions in the NPS and BSS segments. The AppLabs acquisition enhances the Company's capabilities in application testing services and complements CSC's expertise in financial services, healthcare, manufacturing, chemical, energy, and natural resources and technology and consumer markets. The acquisitions in the NPS and BSS segments enhance the Company's offerings in the healthcare IT and financial services industries.

During fiscal 2011, CSC acquired four privately-held companies for an aggregate purchase price of $156 million; two of the acquisitions are included in CSC's NPS segment and two were included in the BSS segment.

The NPS segment acquisitions enhanced the Company's offerings and position in the key areas of cybersecurity and intelligence, surveillance and reconnaissance solutions, sensor integration, and in-theater analysis and exploitation.

The BSS segment acquisitions expanded CSC's presence in the life sciences sector by enhancing its service offerings to include integrated, end-to-end business solutions for electronic regulatory submissions, integrating other acquired expertise with CSC's established Cloud/SaaS capabilities, and expanding CSC's presence and offerings in the chemical, energy and natural resources markets.

Divestitures

As described below, during fiscal 2013 CSC divested three businesses that qualified for discontinued operations presentation. As a result, CSC's results from continuing operations, for all periods presented, have been recast to exclude the results of the divested businesses.

During the third quarter of fiscal 2013, CSC completed the divestiture of its U.S. based credit services business for cash proceeds of approximately $1.0 billion and its Italian consulting and system integration business for a cash payment of $35 million. During the fourth quarter of fiscal 2013, CSC completed the divestiture of one of its enterprise systems integration businesses based in Singapore and Malaysia for consideration of approximately $104 million. This business was primarily involved in the reselling of enterprise hardware and software and providing the related maintenance services. All of these businesses were primarily a part of the Company's BSS segment and the divestitures reflect the Company's ongoing initiative to focus on next-generation technology services.

Additionally, during the fourth quarter of fiscal 2013, the Company divested its Australian information technology staffing unit, Paxus, for cash consideration of approximately $79 million. Due to CSC's ongoing business involvement with Paxus, this divestiture did not qualify to be presented as discontinued operations, and therefore its results are included in continuing operations.

During fiscal 2011, CSC completed the divestiture of two immaterial businesses within its NPS segment whose ultimate customer is the U.S. federal government, one during the second quarter for consideration of approximately $56 million and another during the fourth quarter for consideration of approximately $65 million. Both of these divestitures were driven by governmental Organizational Conflict of Interest concerns. These divestitures have been reflected as discontinued operations in our financial statements.

For further discussion of these acquisitions and divestitures, see Notes 3 and 4 to the Consolidated Financial Statements.

Competition

The IT and professional services markets in which CSC competes are not dominated by a single company or a small number of companies. A substantial number of companies offer services that overlap and are competitive with those offered by the Company. Some of these are large industrial firms, including computer manufacturers and major aerospace firms that may have greater financial resources than CSC and, in some cases, may have greater capacity to perform services similar to those provided by the Company. In addition, the increased importance of offshore labor centers has brought a number of foreign-based firms into competition with CSC. Offshore IT outsourcers selling directly to end-users have captured an increasing share of awards as they compete directly with U.S. domestic suppliers of these services. The Company continues to increase resources in offshore locations to mitigate somewhat this market development.

More recently, the accelerating demand for multi-tenant infrastructure services, commonly referred to as Cloud Computing offerings, is continuing to alter the landscape of competition. New entrants to our markets are offering service models that change the decision criteria and contracting expectations of our target market. The Company has responded to these changing market conditions with new offerings that are intended to position CSC favorably.

CSC's ability to obtain business is dependent upon its ability to offer better strategic concepts and technical solutions, better value, a quicker response, more flexibility, better quality, a higher level of experience, or a combination of these factors. In the opinion of the Company's management, CSC's lines of business are positioned to compete effectively in the BSS, MSS and NPS markets based on its technology and systems expertise and large project management skills. It is also management's opinion that CSC's competitive position is enhanced by the full spectrum of IT and professional services it provides, including consulting and software and systems design, implementation and integration, IT and business process outsourcing and technical services, delivered to a broad commercial and government customer base.

EMPLOYEES

The Company has offices worldwide, and as of March 29, 2013, had approximately 90,000 employees. The services provided by CSC require proficiency in many fields, such as computer sciences, programming, telecommunications networks, mathematics, physics, engineering, astronomy, geology, operations, research, finance, economics, statistics and business administration.

U.S. SECURITIES AND EXCHANGE COMMISSION REPORTS

All of the Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports, and other materials required to be filed with or furnished to the U.S. Securities and Exchange Commission (SEC) on or after January 19, 1995, are available free of charge through the Company's Internet website, www.csc.com, or through the CSC Investor Relations Office at 1-800-542-3070. The content on any website referred to in this Annual Report on Form 10-K is not incorporated by reference into this report, unless expressly noted otherwise. As soon as reasonably practical after the Company has electronically filed such material with or furnished it to the SEC, these items can be read and copied at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. Periodic reports, proxy statements, information statements, and other information filed with or furnished by the Company to the SEC are available on the SEC's website, www.sec.gov, or by calling the SEC at 1-800-SEC-0330 (1-800-732-0330).

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

All statements and assumptions contained in this Annual Report and in the documents attached or incorporated by reference that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements represent current expectations and beliefs of CSC, and no assurance can be given that the results described in such statements will be achieved.

Forward-looking information contained in these statements include, among other things, statements with respect to CSC's financial condition, results of operations, cash flows, business strategies, operating efficiencies or synergies, competitive position, growth opportunities, plans and objectives of management, and other matters. Such statements are subject to numerous assumptions, risks, uncertainties and other factors, many of which are outside of CSC's control, which could cause actual results to differ materially from the results described in such statements. These factors include without limitation those listed below under Item 1A. "Risk Factors."

Forward-looking statements in this Annual Report speak only as of the date of this Annual Report, and forward-looking statements in documents attached or incorporated by reference speak only as to the date of those documents. CSC does not undertake any obligation to update or release any revisions to any forward-looking statement or to report any events or circumstances after the date of this Annual Report or to reflect the occurrence of unanticipated events, except as required by law.

Item 1A. Risk Factors

Past performance may not be a reliable indicator of future financial performance. Future performance and historical trends may be adversely affected by the following factors, as well as other variables, and should not be relied upon to project future period results.

1. *Our business may be adversely impacted as a result of changes in demand, both globally and in individual market segments, for IT outsourcing, business process outsourcing and consulting and systems integration services. In addition, worldwide economic weakness and uncertainty could adversely affect our revenue and expenses.*

   Current weakness in worldwide economic conditions and political uncertainty may adversely impact our customers' demand for our services in the markets in which we compete, including our customers' demand for consulting, systems integration and other IT services. Our government customers' demand may also be affected by budgetary and political uncertainties, changing priorities, military conflicts and other events.

2. *We are the subject of an ongoing SEC investigation and an SEC comment letter process, which could divert management's focus, result in substantial investigation expenses and have an adverse impact on our reputation and financial condition and results of operations.*

On May 2, 2011, the Audit Committee commenced its investigation into certain accounting errors and irregularities, primarily in our Nordic region and in our operations in Australia. This investigation also reviewed certain aspects of our accounting practices within our Americas Outsourcing operation and certain of our contracts that involve the percentage-of-completion accounting method, including our contract with the U.K. National Health Service (NHS). As a result of this investigation, we have recorded certain out of period adjustments to our historical financial statements and taken certain remedial measures.

The SEC is conducting its own investigation into the foregoing areas as well as certain related disclosure matters.

The Audit Committee determined in August 2012 that its independent investigation was complete. The Audit Committee instructed its independent counsel to cooperate with the SEC's Division of Enforcement by completing production of documents and providing any further information requested by the SEC's Division of Enforcement.

In addition to the matters noted above, the SEC's Division of Enforcement is continuing its investigation involving its concerns with certain of the Company's prior disclosure and accounting determinations with respect to the Company's contract with the NHS and the possible impact of such matters on the Company's financial statements for years prior to the Company's current fiscal year. The Company and the Audit Committee and its independent counsel are investigating these matters and are continuing to cooperate with the SEC's Division of Enforcement in its investigation.

In addition, the SEC's Division of Corporation Finance has issued comment letters to the Company requesting, among other things, additional information regarding the Company's previously disclosed accounting adjustments, the Company's conclusions regarding the materiality of such adjustments and the Company's analysis of the effectiveness of its disclosure controls and procedures and its internal control over financial reporting. The SEC's Division of Corporation Finance's comment letter process is ongoing, and the Company is continuing to cooperate with that process.

The investigation being conducted by the SEC's Division of Enforcement and the review of our financial disclosures by the SEC's Division of Corporation Finance are continuing and could identify other accounting errors, irregularities and other areas of review. As a result, we have incurred and may continue to incur significant legal and accounting expenditures. We are unable to predict how long the SEC's Division of Enforcement's investigation will continue or whether, at the conclusion of its investigation, the SEC will seek to impose fines or take other actions against us. In addition, we are unable to predict the timing of the completion of the SEC's Division of Corporation Finance's review of our financial disclosures or the outcome of such review. Publicity surrounding the foregoing or any enforcement action as a result of the SEC's investigation, even if ultimately resolved favorably for us, could have an adverse impact on our reputation, business, financial condition, results of operations or cash flows.

See Note 2 to the Consolidated Financial Statements for a discussion of these investigations and adjustments.

3. *On August 31, 2012, we entered into a binding interim agreement contract change note (IACCN) with the NHS, which amends the terms of the then current contract with the NHS and forms the basis on which we will finalize a full restatement of the current contract. Under the IACCN, the NHS will not be subject to any trust volume commitment for Lorenzo products and the Company has agreed to non-exclusive deployment rights for all products and services in those regions in which it previously enjoyed exclusivity.*

CSC and the NHS are parties to a contract under which the Company is developing and deploying an integrated electronic patient records system. On August 31, 2012, after a series of negotiations, CSC and NHS entered into the IACCN, which has been approved by all required U.K. government officials, and which amended the terms of the parties' then current contract. Under the IACCN, the parties have agreed to a mutual release of all past or

future disputed amounts under the contract through the date of the IACCN. On March 28, 2013, the Company and the NHS signed a letter agreement that modified certain financial terms of the IACCN. The IACCN will form the basis of an amendment and restatement of the existing NHS contract which the parties are in the process of negotiating.

Under the IACCN, the NHS will not be subject to any trust volume commitment for Lorenzo (there are no changes in quantities for non-Lorenzo deployments), and the Company has agreed to non-exclusive deployment rights for all products and services in those regions in which it previously enjoyed exclusivity. As a result, the individual trusts can choose third-party software vendors other than CSC to provide a software solution. CSC and the NHS have also agreed to a streamlined approach for trusts which wish to take the Lorenzo products within the NME regions to obtain central funding from the U.K. Department of Health for implementation of the Lorenzo products. In addition, CSC may offer the Lorenzo solution throughout the rest of England where trusts select CSC's solutions through a separate competitive process.

See Note 18 to the Consolidated Financial Statements for further discussion concerning the foregoing matters.

4. *Contracts with the U.S. federal government and related agencies account for a significant portion of our revenue and earnings.*

   Our NPS segment generated approximately 36.0% of our revenue for fiscal 2013. The U.S. government fiscal issues, and continued uncertainty regarding the timing and magnitude of U.S. government budget reductions, may reduce the U.S. federal government's demand and available funds for IT projects, which would have a material adverse impact on our NPS segment and our business.

   We closely monitor federal budget, legislative and contracting trends and activities and continually examine our strategies to take these into consideration. The Budget Control Act of 2011 ("BCA") commits the U.S. government to reduce the federal deficit over ten years through caps on discretionary spending. The BCA established a Congressional Joint Select Committee on Deficit Reduction responsible for identifying an additional $1.2 trillion in deficit reductions by November 23, 2011. However, the failure to produce a deficit reduction proposal by this deadline triggered sequestration, which calls for automatic spending cuts split between defense and non-defense programs beginning in 2013 and continuing over a ten-year period. Sequestration was to have gone into effect on January 2, 2013, but The American Taxpayer Relief Act of 2012 that was signed into law on January 2, 2013 contained provisions that delayed sequestration provisions of the BCA for two months and reduced the mandatory reduction to $85 billion. The sequestration order was approved by the President on March 1, 2013. As a result of sequestration, we have already begun to see our federal government customers becoming more cautious with contract awards and spending, resulting in shorter contract durations, smaller award values and an inclination towards extension of existing customers, and we expect this behavior to continue until the uncertainties are resolved. We are continuously reviewing our operations in an attempt to identify those programs that could be at risk so that we can make appropriate contingency plans. While we are already experiencing reduced funding on some of our programs, and may see further reductions, we do not expect the cancellation of any of our major programs.

   In addition, if the existing statutory limit on the amount of permissible federal debt is not raised by May 19, 2013, we may be required to continue to perform for some period of time on certain of our U.S. government contracts even if the U.S. government is unable to make timely payments. Furthermore, such limits could also potentially delay program/contract start dates in an effort to curb obligations until all debt negotiations are complete or the U.S. government may issue a stop work order and later order the work to resume or may terminate the contract altogether. Any of these events would likely result in a material adverse effect on our financial position, results of operations and cash flows.

5. *Our contracts with the U.S. federal government contain provisions giving government customers certain rights that are unfavorable to us. Such provisions may materially and adversely affect our business and profitability.*

   Federal government contracts contain provisions and are subject to laws and regulations that give the federal government rights and remedies not typically found in commercial contracts. Our exposure to the risks inherent in the government contracting process is material. These risks include government audits of billable contract costs

and reimbursable expenses, project funding and requests for equitable adjustment, and compliance with government reporting requirements as well as the consequences if improper or illegal activities are discovered.

If any of these should occur, our reputation may be adversely impacted and our relationship with the government agencies we work with may be damaged, resulting in a material and adverse effect on our profitability.

6. *Our ability to continue to develop and expand our service offerings to address emerging business demands and technological trends will impact our future growth. If we are not successful in meeting these business challenges, our results of operations and cash flows will be materially and adversely affected.*

   Our ability to implement solutions for our customers incorporating new developments and improvements in technology which translate into productivity improvements for our customers and to develop service offerings that meet current and prospective customers' needs are critical to our success. The markets we serve are highly competitive. Our competitors may develop solutions or services that make our offerings obsolete. Our ability to develop and implement up to date solutions utilizing new technologies which meet evolving customer needs in consulting and systems integration and technology outsourcing markets will impact our future revenue growth and earnings.

7. *Our primary markets, technology outsourcing and consulting and systems integration, are highly competitive markets. If we are unable to compete in these highly competitive markets, our results of operations will be materially and adversely affected.*

   Our competitors include large, technically competent and well capitalized companies, some of which have emerged as a result of industry consolidation, as well as "pure play" companies that have a single product focus. The competition created by these companies may place downward pressure on operating margins in our industry, particularly for technology outsourcing contract extensions or renewals. As a result, we may not be able to maintain our current operating margins, or achieve favorable operating margins, for technology outsourcing contracts extended or renewed in the future.

   Any reductions in margins will require that we effectively manage our cost structure. If we fail to effectively manage our cost structure during periods with declining margins, our results of operations will be adversely affected.

8. *Our ability to raise additional capital for future needs will impact our ability to compete in the markets we serve.*

   In fiscal 2012, Standard and Poor's Rating Services ("S&P") downgraded the Company from A- to BBB+ with a negative credit watch. On May 17, 2012, Moody's Investors Service, Inc. downgraded the Company's senior unsecured rating to Baa2 from Baa1 with a stable outlook and confirmed its short term rating at Prime-2. On May 22, 2012, S&P and Fitch Ratings LTD ("Fitch") lowered the Company's credit rating to BBB with a negative outlook. On March 5, 2013 and March 8, 2013, S&P and Fitch, respectively, raised the Company's outlook to stable.

   Our credit ratings are based upon information furnished by us or obtained by a rating agency from its own sources and are subject to revision, suspension or withdrawal by one or more rating agencies at any time. Rating agencies may review the ratings assigned to us due to developments that are beyond our control, including as a result of new standards requiring the agencies to reassess rating practices and methodologies.

   If further downgrades in our credit ratings were to occur, it could result in higher interest costs under certain of our credit facilities. It would also cause our future borrowing costs to increase and limit our access to capital markets. Further downgrades could negatively impact the perception of the Company by lenders and other third parties. In addition, certain of the Company's major contracts provide customers with a right of termination in certain circumstances in the event of a rating downgrade below investment grade.

9. *We may be unable to identify future attractive acquisitions, which may adversely affect our growth. In addition, our ability to consummate or integrate acquisitions we consummate may materially and adversely affect our profitability if we fail to achieve anticipated revenue improvements and cost reductions.*

   We intend to identify strategic acquisitions that will allow us to expand our operations. However, we may be unable to identify attractive candidates or complete acquisitions on terms favorable to us. In addition, our ability to successfully integrate the operations we acquire and leverage these operations to generate revenue and earnings growth will significantly impact future revenue and earnings as well as investor returns. Integrating acquired operations is a significant challenge and there is no assurance that the Company will be able to manage such integrations successfully. Failure to successfully integrate acquired operations may adversely affect our cost structure, thereby reducing our margins and return on investment.

10. *We could suffer additional losses due to asset impairment charges.*

    We test our goodwill for impairment during the second quarter of every year, and on an interim date should events or changes in circumstances indicate the carrying value of goodwill may not be recoverable in accordance with ASC 350 "Goodwill and Other Intangible Assets". If the fair value of a reporting unit is revised downward due to declines in business performance or other factors, an impairment under ASC 350 could result and a non-cash charge could be required.

    We also test certain equipment and deferred cost balances associated with contracts when the contract is materially underperforming or is expected to materially underperform in the future, as compared to the original bid model or budget. If the projected cash flows of a particular contract are not adequate to recover the unamortized cost balance of the asset group, the balance is adjusted in the tested period based on the contract's fair value. Either of these impairments could materially affect our reported net earnings.

11. *If our customers experience financial difficulties or request out-of-scope work, we may not be able to collect our receivables, which would materially and adversely affect our profitability.*

    Over the course of a long-term contract, our customers' financial condition may change such that their ability to pay their obligations, and our ability to collect our fees for services rendered, is adversely affected. Additionally, we may perform work for the U.S. federal government, with respect to which we must file requests for equitable adjustment or claims with the proper agency to seek recovery in whole or in part, for out-of-scope work directed or caused by the government customer in support of its critical missions. While we may resort to other methods to pursue our claims or collect our receivables, these methods are expensive and time consuming and successful collection is not guaranteed. Failure to collect our receivables or prevail on our claims would have an adverse affect on our profitability.

12. *If we are unable to accurately estimate the cost of services and the timeline for completion of contracts, the profitability of our contracts may be materially and adversely affected.*

    Our commercial and federal government contracts are typically awarded on a competitive basis. Our bids are based upon, among other items, the cost to provide the services. To generate an acceptable return on our investment in these contracts, we must be able to accurately estimate our costs to provide the services required by the contract and to complete the contracts in a timely manner. In addition, revenues from some of our contracts are recognized using the percentage-of-completion method, which requires estimates of total costs at completion, fees earned on the contract, or both. This estimation process, particularly due to the technical nature of the services being performed and the long-term nature of certain contracts, is complex and involves significant judgment. Adjustments to original estimates are often required as work progresses, experience is gained and additional information becomes known, even though the scope of the work required under the contract may not change. If we fail to accurately estimate our costs or the time required to complete a contract, the profitability of our contracts may be materially and adversely affected.

13. *We are defendants in pending litigation that may have a material and adverse impact on our profitability.*

As noted in Part I, Item 3, "Legal Proceedings" and Note 20 to the Consolidated Financial Statements, we are currently party to a number of disputes which involve or may involve litigation. We are not able to predict the ultimate outcome of these disputes or the actual impact of these matters on our profitability. If we agree to settle these matters or judgments are secured against us, we may incur liabilities which may have a material and adverse impact on our liquidity and earnings.

14. *Our contracts with U.S. governmental agencies are subject to regulations, audits and cost adjustments by the U.S. government, which could materially and adversely affect our operations.*

We are engaged in providing services under contracts with U.S. government agencies. These contracts are subject to extensive legal and regulatory requirements and, from time to time, such agencies investigate whether our operations are being conducted in accordance with these requirements. These investigations may include a review of our performance on contracts, pricing practices, cost structure and compliance with applicable laws and regulations. U.S. government investigations of us, whether related to the Company's federal government contracts or conducted for other reasons, could result in administrative, civil or criminal liabilities, including repayments, fines or penalties being imposed upon us, or could lead to suspension or debarment from future U.S. government contracting. In addition, we could suffer serious reputational harm.

15. *Our ability to provide our customers with competitive services is dependent on our ability to attract and retain qualified personnel.*

Our ability to grow and provide our customers with competitive services is partially dependent on our ability to attract and retain highly motivated people with the skills necessary to serve our customers. As noted above, the markets we serve are highly competitive and competition for skilled employees in the technology outsourcing and consulting and systems integration markets is intense for both on-shore and offshore locales. The loss of personnel could impair our ability to perform under certain of our contracts, which could have a material adverse effect on our consolidated financial position, results of operations and cash flows.

16. *Our ability to perform services for certain of our government clients is dependent on our ability to maintain necessary security clearances.*

Select U.S. and non-U.S. government clients require CSC to maintain security clearances for certain of our facilities used in the performance of classified contracts. Employees who perform under certain government contracts are required to possess appropriate personnel security clearances for access to classified information granted by the respective government. The competition for qualified personnel who possess security clearance is very strong in certain public sector markets. In the event that a government customer were to revoke the facility and/or personnel clearances of all or substantially all of the employees performing work under a classified contract, such revocation could be grounds for termination of the contract by the government customer. Similarly, if the Company is unable to hire sufficient qualified and cleared personnel to meet contractual commitments, a contract could be terminated for non-performance. Under either circumstance, such termination, depending on the contract value, could have a material adverse effect on our consolidated financial position, results of operations and cash flows.

17. *Our international operations are exposed to risks, including fluctuations in exchange rates, which may be beyond our control.*

For fiscal 2013, approximately 38% of our recognized revenues were denominated in currencies other than the U.S. dollar. The exposure to currencies other than the U.S. dollar may impact our results as they are expressed in U.S. dollars. In particular, the uncertainty with respect to the ability of certain European countries to continue to service their sovereign debt obligations and the related European financial restructuring efforts may cause the value of the euro to fluctuate. Currency variations also contribute to variations in sales of products and services in impacted jurisdictions. For example, in the event that one or more European countries were to replace the euro with another currency, sales in that country or in Europe generally may be adversely affected until stable exchange rates are established. While currency risk, including exposure to fluctuations in currency exchange rates, is partially mitigated largely by matching costs with revenues in a given currency, our exposure to

fluctuations in other currencies against the U.S. dollar increases as revenue in currencies other than the U.S. dollar increase and as more of the services we provide are shifted to lower cost regions of the world. We believe that the percentage of our revenue denominated in currencies other than the U.S. dollar will continue to represent a significant portion of our revenue. Also, we believe that our ability to match revenue and expenses in a given currency will decrease as more work is performed at offshore locations.

We operate in approximately seventy countries and our operations in these countries are subject to the local legal and political environments. Our operations are subject to, among other things, employment, tax, statutory reporting, trade restriction and other regulations. Notwithstanding our best efforts, we may not be in compliance with all regulations in the countries in which we operate and may be subject to penalties and/or fines as a result. These penalties or fines may materially and adversely impact our profitability.

18. *We may be exposed to negative publicity and other potential risks if we are unable to maintain effective internal controls over financial reporting.*

We are required under the Sarbanes-Oxley Act of 2002 to include a report of management on the Company's internal controls that contains an assessment by management of the effectiveness of our internal control over financial reporting. In addition, the public accounting firm auditing our financial statements must report on the effectiveness of our internal control over financial reporting. If we are unable to conclude that we have effective internal control over financial reporting or, if our independent registered public accounting firm is unable to provide us with an unqualified report as to the effectiveness of our internal control over financial reporting as of each fiscal year end, we may be exposed to negative publicity. The resulting negative publicity may materially and adversely affect our business and stock price.

19. *In the course of providing services to customers, we may inadvertently infringe on the intellectual property rights of others and be exposed to claims for damages.*

The solutions we provide to our customers may inadvertently infringe on the intellectual property rights of third parties resulting in claims for damages against us or our customers. Our contracts generally indemnify our clients from claims for intellectual property infringement for the services and equipment we provide under our contracts. The expense and time of defending against these claims may have a material and adverse impact on our profitability. Additionally, the publicity we may receive as a result of infringing intellectual property rights may damage our reputation and adversely impact our ability to develop new business.

20. *Our contracts generally contain provisions under which a customer may terminate the contract prior to completion. Early contract terminations may materially and adversely affect our revenues and profitability.*

Our contracts typically contain provisions by which customers may terminate the contract prior to completion of the term of the contract. These contracts generally allow the customer to terminate the contract for convenience upon providing written notice. If a contract is terminated for convenience, we seek, either by defined contract schedules or through negotiations, recovery of our property, plant, equipment, outsourcing costs, investments, and other intangibles. However, there is no assurance we will be able to fully recover our investments.

We may not be able to replace the revenue and earnings from these contracts in the short-term. In the long-term, our reputation may be harmed by the publicity generated from contract terminations.

21. *Our ability to compete in certain markets we serve is dependent on our ability to continue to expand our capacity in certain offshore locations. However, as our presence in these locations increases, we are exposed to risks inherent to these locations which may adversely impact our revenue and profitability.*

A significant portion of our application outsourcing and software development activities have been shifted to India, and we plan to continue to expand our presence there and in other lower cost locations. As such, we are exposed to the risks inherent to operating in India including (1) a highly competitive labor market for skilled workers which may result in significant increases in labor costs as well as shortages of qualified workers in the future, and (2) the possibility that the U.S. federal government or the European Union may enact legislation that provides significant disincentives for customers to locate certain of their operations offshore which would reduce the demand for the services we provide in India and may adversely impact our cost structure and profitability. In

addition, India has recently experienced civil unrest and acts of terrorism and has been involved in confrontations with Pakistan. If India continues to experience this civil unrest or if its conflicts with Pakistan escalate, our operations in India could be adversely affected.

22. *Our performance on contracts, including those on which we have partnered with third parties, may be adversely affected if we or the third parties fail to deliver on commitments.*

    Our contracts are increasingly complex and, in some instances, require that we partner with other parties, including software and hardware vendors, to provide the complex solutions required by our customers. Our ability to deliver the solutions and provide the services required by our customers is dependent on our and our partners' ability to meet our customers' delivery schedules. If we or our partners fail to deliver services or products on time, our ability to complete the contract may be adversely affected, which may have a material and adverse impact on our revenue and profitability.

23. *Security breaches or service interruptions could expose us to liability or impair our reputation, which could cause significant financial loss.*

    As a U.S. government contractor and a provider of information technology services operating in a number of regulated industries and countries, we handle sensitive data of our clients, including personal information and information relating to sensitive government functions. In the ordinary course of our business, we develop, install and maintain systems and networks that manage and store this data. The security and privacy of information stored or managed by our systems is subject to numerous international, U.S. federal and state laws. While we maintain information security policies and procedures designed to comply with relevant privacy and security laws and restrictions, if a system or network that we develop, install or maintain were to fail or experience a security breach or service interruption, we may be subject to significant legal and financial exposure, damage to our reputation, and loss of confidence in the security of our products and services.

24. *Changes in the Company's tax rates could affect our future results.*

    Our future effective tax rates could be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, or by changes in tax laws or their interpretation. We are subject to the continuous examination of its income tax returns by the U.S. Internal Revenue Service and other tax authorities. We regularly assesses the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of its provision for taxes. There can be no assurance that the outcomes from these examinations will not have a material adverse effect on our financial condition and operating results.

25. *We may be adversely affected by disruptions in the credit markets, including disruptions that reduce our customers' access to credit and increase the costs to our customers of obtaining credit.*

    The credit markets have historically been volatile and therefore it is not possible for the Company to predict the ability of our clients and customers to access short-term financing and other forms of capital. If a disruption in the credit markets were to occur, it could also pose a risk to our business if customers and suppliers are unable to obtain financing to meet payment or delivery obligations to the Company. In addition, customers may decide to downsize, defer or cancel contracts which could negatively affect our revenue.

26. *Our foreign currency hedging program is subject to counterparty default risk.*

    We enter into foreign currency forward contracts and options with a number of counterparties. As of March 29, 2013, we had outstanding foreign currency forward contracts with a notional value of $993 million and outstanding option contracts with a notional value of $744 million. As a result, we are subject to the risk that the counterparty to one or more of these contracts defaults on its performance under the contract. During an economic downturn, the counterparty's financial condition may deteriorate rapidly and with little notice and we may be unable to take action to protect our exposure. In the event of a counterparty default, we could incur significant losses, which may harm our business and financial condition. In the event that one or more of our counterparties becomes insolvent or files for bankruptcy, our ability to eventually recover any losses suffered as a result of that counterparty's default may be limited by the liquidity of the counterparty.

27. *We derive significant revenue and profit from contracts awarded through competitive bidding processes, which can impose substantial costs on us, and we will not achieve revenue and profit objectives if we fail to bid on such projects effectively.*

We derive significant revenue and profit from contracts that are awarded through competitive bidding processes. We expect that most of the government business we seek in the foreseeable future will be awarded through competitive bidding. Competitive bidding imposes substantial costs and presents a number of risks, including:

- the substantial cost and managerial time and effort that we spend to prepare bids and proposals for contracts that may or may not be awarded to us;
- the need to estimate accurately the resources and costs that will be required to service any contracts we are awarded, sometimes in advance of the final determination of their full scope and design;
- the expense and delay that may arise if our competitors protest or challenge awards made to us pursuant to competitive bidding, and the risk that such protests or challenges could result in the requirement to resubmit bids, and in the termination, reduction, or modification of the awarded contracts; and
- the opportunity cost of not bidding on and winning other contracts we might otherwise pursue.

28. *Catastrophic events or climate conditions may disrupt our business.*

The Company and its customers are subject to various federal, state, local and foreign government requirements relating to the protection of the environment. Our revenues and results of operations may be adversely affected by the passage of climate change and other environmental legislation and regulations. For example, new legislation or regulations may result in increased costs directly relating to our compliance or indirectly to the extent that such requirements increase prices charged to us by vendors because of increased compliance costs. At this point, we are unable to determine the impact that climate change and other environmental legislation and regulations could have on our overall business.

Item 1B. Unresolved Staff Comments

On February 11, 2011, the Company received a letter from the Staff of the SEC's Division of Corporation Finance as part of its review of the Company's Form 10-Q for the fiscal quarter ended October 1, 2010 and Form 10-Q for the fiscal quarter ended December 31, 2010. The Company responded to that letter, which has been followed by a series of new letters with additional comments from the Staff on subsequent filings. The Company has responded to each of these letters with supplemental information and analyses to address the comments from the Staff. The Staff's comments have focused on a number of issues and have requested, among other things, additional information regarding the Company's previously disclosed accounting adjustments, the Company's conclusions regarding the materiality of such adjustments and the Company's analysis of the effectiveness of its disclosure controls and procedures and its internal control over financial reporting. As of the date of this annual report, the Company has not received confirmation from the Staff that its review process is complete. The Company intends to continue to work with the Staff and respond to any remaining comments. See Risk Factor number 2 under Item 1A. "Risk Factors" in this Annual Report.

On August 23, 2012, the Company received a letter from the Staff of the SEC's Division of Corporation Finance as part of its review of the Company's Form 10-K for the fiscal year ended March 30, 2012. The Staff requested additional information and provided comments related to our acquisition of iSOFT Group Limited, revenue recognition policies and litigation matters. The Company responded to that letter and believes that it has addressed the Staff's comments. As of the date of this annual report, the Company has not received confirmation from the Staff that its review process is complete. The Company intends to continue to work with the Staff and respond to any remaining comments.

Item 2. Properties

Following is a summary of properties owned and leased by CSC or its subsidiaries as of March 29, 2013:

Properties Owned	Approximate Square Footage	General Usage
Blythewood, South Carolina	456,000	Computer and General Office
Falls Church, Virginia	401,000	General Office
Copenhagen, Denmark	368,000	Computer and General Office
Aldershot, United Kingdom	211,000	General Office
Newark, Delaware	176,000	Computer and General Office
Chennai, India	159,000	General Office
Daleville, Alabama	150,000	General Office
Norwich, Connecticut	144,000	Computer and General Office
Petaling Jaya, Malaysia	126,000	Computer and General Office
Meriden, Connecticut	118,000	Computer and General Office
Berkeley Heights, New Jersey	95,000	Computer and General Office
Maidstone, United Kingdom	79,000	Computer and General Office
Jacksonville, Illinois	60,000	General Office
Chesterfield, United Kingdom	51,000	General Office
Vadodara, India	47,000	General Office
Singapore, Singapore	46,000	General Office
Tunbridge Wells, United Kingdom	43,000	Computer and General Office
Sterling, Virginia	41,000	General Office
Various other U.S. and foreign locations	62,000	General Office

Properties Leased	Approximate Square Footage	General Usage
Washington, D.C. area	2,525,000	Computer and General Office
India	1,880,000	General Office
Australia & other Pacific Rim locations	613,000	Computer and General Office
Germany	605,000	General Office
New Jersey	549,000	General Office
California	514,000	General Office
United Kingdom	464,000	Computer and General Office
Texas	421,000	Computer and General Office
Florida	356,000	General Office
Denmark	350,000	General Office
North Carolina	261,000	General Office
Pennsylvania	242,000	General Office
France	240,000	General Office
New York	229,000	General Office
Michigan	228,000	General Office
Illinois	215,000	General Office
Wisconsin	208,000	General Office
Canada	195,000	General Office
Connecticut	175,000	Computer and General Office
Minnesota	172,000	General Office
Iowa	157,000	General Office
Delaware	154,000	General Office
Ohio	153,000	General Office
Alabama	148,000	General Office
Spain	146,000	General Office
Sweden	140,000	General Office
China	125,000	General Office
Kansas	102,000	General Office
Bulgaria	101,000	General Office
Various other U.S. and foreign locations	1,089,000	Computer and General Office

Upon expiration of its leases, the Company expects to obtain renewals or to lease alternative space. Lease expiration dates range from fiscal 2014 through 2029. We believe that all of the properties are well-maintained, suitable and adequate to meet current and anticipated requirements.

Item 3. Legal Proceedings

The information required by this Item is set forth in Note 20, Commitments & Contingencies of the Notes to the Consolidated Financial Statements under the caption “Contingencies”, contained in Part II - Item 8 of this filing. Such information is incorporated herein by reference and made a part hereof.

Item 4. Mine Safety Disclosures

Not applicable.

Executive Officers of the Registrant

Name	Age	Year First Elected as an Officer	Term as an Officer	Position Held With the Registrant as of the filing date	Family Relationship
J. Michael Lawrie	59	2012	Indefinite	President and Chief Executive Officer	None
Paul N. Saleh	56	2012	Indefinite	Executive Vice President and Chief Financial Officer	None
Gary M. Budzinski	56	2012	Indefinite	Executive Vice President and General Manager, Global Infrastructure Services	None
Thomas R. Colan	57	2012	Indefinite	Vice President and Controller	None
James D. Cook	60	2009	Indefinite	Executive Vice President and General Manager, Global Industries	None
William L. Deckelman, Jr.	55	2008	Indefinite	Executive Vice President and General Counsel	None
Thomas E. Hogan	53	2012	Indefinite	Executive Vice President and General Manager, Global Business Services	None
Sunita Holzer	52	2012	Indefinite	Executive Vice President and Chief Human Resources Officer	None
John P. Maguire	52	2013	Indefinite	Executive Vice President and General Manager for Global Sales and Marketing and Regional Operations	None
David W. Zolet	53	2012	Indefinite	Executive Vice President and General Manager, North American Public Sector	None

Business Experience of Executive Officers

J. Michael Lawrie joined CSC as President and Chief Executive Officer on March 19, 2012 and as a member of its Board of Directors in February 2012. Prior to joining CSC, he served as the Chief Executive Officer of UK-based Misys plc, a leading global IT solutions provider to the financial services industry, from November 2006 to March 2012. Mr. Lawrie also served as the Executive Chairman of Allscripts-Misys Healthcare Solutions, Inc., from October 2008 to August 2010. From 2005 to 2006, Mr. Lawrie was a general partner with ValueAct Capital, a San Francisco-based private investment firm. He also served as Chief Executive Officer of Siebel Systems, Inc., an international software and solutions company, from 2004 to 2005. Mr. Lawrie also spent 27 years with IBM where he rose to Senior Vice President and Group Executive, responsible for sales and distribution of all IBM products and services worldwide. From 1998 to 2001, Mr. Lawrie was General Manager for IBM's business in Europe, the Middle East and Africa, which included operations in 124 countries and 90,000 employees. Prior to that, Mr. Lawrie served as General Manager of Industries for IBM's business operations in Asia Pacific, based in Tokyo. Mr. Lawrie is currently the lead independent, non-executive Director of Juniper Networks, Inc. and is also a Trustee of Drexel University, Philadelphia.

Paul N. Saleh joined CSC as Vice President and Chief Financial Officer on May 23, 2012. His current CSC job title is Executive Vice President and Chief Financial Officer. Prior to joining the Company, Mr. Saleh served as the Chief Financial Officer of Gannett Co. from 2010 to 2012. Prior to his tenure at Gannett Co., from 2008 to 2010, Mr. Saleh was a Managing Partner at Menza Partners, an operational and financial advisory group focusing on media, telecommunications, and technology industries. Prior to that, he served as Chief Financial Officer of Nextel Communications from 2001 to 2007 and as Interim Chief Executive Officer of Sprint Nextel until 2008. He served as Senior Vice President and Chief Financial Officer of Walt Disney International where he also held various other senior positions from 1997 to 2001.

Gary M. Budzinski was appointed Executive Vice President and General Manager, Managed Services Sector in June 2012 and currently is the Executive Vice President and General Manager, Global Infrastructure Services. Prior to joining CSC, Mr. Budzinski was CEO and Founder of Integrity Innovation International, LLC, a private IT consulting firm from 2011 to 2012. Prior to that, he was Senior Vice President and General Manager at Hewlett Packard's Technology Services business unit from 2005 to 2011.

Thomas R. Colan was appointed Vice President, Controller and Principal Accounting Officer in August, 2012. Prior to joining the Company, Mr. Colan served as Executive Vice President and Chief Accounting Officer at Discovery Communications from 2008 to 2012. Prior to his tenure at Discovery Communications, Mr. Colan served as Senior Vice President, Controller and Treasurer at AOL Online/Time Warner. Prior to that, he held various financial leadership positions at GTE, Planning Research Corporation and Coopers & Lybrand.

James D. Cook is currently the Executive Vice President and General Manager, Global Industries. He served as President, Business Solutions and Services Sector from 2009 to 2012. Mr. Cook is currently the Executive Vice President and General Manager, Global Industries and has previously served as CSC's President, Financial Services Sector from 2001 to 2009. Prior to joining CSC in 1995, Mr. Cook held a wide range of executive positions at Philip Morris, Kraft Foods, General Electric, and Chase Manhattan Bank.

William L. Deckelman, Jr. is Executive Vice President and General Counsel. Mr. Deckelman joined CSC in January 2008 and served as Vice President, General Counsel and Secretary from 2008 to 2012. Prior to joining CSC, Mr. Deckelman served as Executive Vice President and General Counsel of Affiliated Computer Services Inc., since March 2000, and served as a director from 2000 to 2003, holding various executive positions there since 1989.

Thomas E. Hogan was appointed Executive Vice President and General Manager, Business Solutions and Services Sector in June 2012 and is currently the Executive Vice President and General Manager, Global Business Services. Prior to joining the Company, Mr. Hogan held senior positions at Hewlett Packard from 2006 to 2011 and served as Executive Vice President of Sales & Marketing from 2006 to 2011. Prior to that, he was CEO of Vignette, a publicly held software company that specializes in enterprise content management.

Sunita Holzer joined CSC as Vice President and Chief Human Resources Officer in June 2012. Her current job title is Executive Vice President and Chief Human Resources Officer. Prior to joining the Company, Ms. Holzer served as Executive Vice President, Human Resources at Chubb Insurance from 2003 to 2012. Prior to her tenure at Chubb Insurance, she was Vice President of Human Resources for GE Capital Corporate and also held positions at American Express and AIG.

John P. Maguire was appointed Executive Vice President and General Manager, Global Sales & Marketing and Regional Operations in May 2013. Prior to joining the Company, Mr. Maguire served as Senior Vice President at Hewlett-Packard from 2011 to 2013. Prior to that, he served as Managing Partner at Accenture from 2002 to 2011. Prior to that he served as Vice President at IBM from 1984 to 2002.

David W. Zolet is Executive Vice President and General Manager, North American Public Sector in June 2012. Mr. Zolet joined CSC as Vice President of Business Development in the North American Public Sector in July 2010 and was promoted to President, North American Public Sector in June 2012. Prior to his tenure at the Company, from 2009 to 2012, Mr. Zolet was a Vice President of Public Sector Systems Integration at IBM. Prior to that, he held various senior positions at Northrop Grumman Corporation.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

(a) Holders

Common stock of Computer Sciences Corporation is listed and traded on the New York Stock Exchange under the ticker symbol "CSC."

As of April 29, 2013, the number of registered shareholders of Computer Sciences Corporation's common stock was 6,315. The table shows the high and low sales prices of the Company's common stock as reported on the composite tape of the New York Stock Exchange for each quarter during the last two fiscal years.

	2013		2012	
Fiscal Quarter	High	Low	High	Low
1st	$ 30.28	$ 23.10	$ 51.43	$ 36.30
2nd	34.74	22.19	38.41	25.60
3rd	40.63	30.15	33.12	22.80
4th	50.59	39.02	33.80	23.27

Cash dividends declared on our common stock for each quarter of fiscal 2013 and fiscal 2012 are included in Selected Quarterly Financial Data (Unaudited) of this Annual Report on Form 10-K. We expect to return excess cash flow to our stockholders from time to time through our common stock repurchase program described below or the payment of dividends. However, there can be no assurance that share repurchases will occur or future dividends will be declared or paid. Our share repurchase program and the declaration and payment of future dividends, the amount of any such share repurchases or dividends, and the establishment of record and payment dates for dividends, if any, are subject to final determination by our Board of Directors after review of our current strategy and financial performance and position, among other things.

(b) Purchases of Equity Securities

The following table provides information on a monthly basis for the fourth quarter ended March 29, 2013 with respect to the Company's purchase of equity securities:

Period	Total Number of Shares Purchased [1]	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [2]	Approximate Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs [2]
December 29, 2012 to January 25, 2013	192,942	$40.01	150,000	$852,089,072
January 26, 2013 to February 22, 2013	1,201,341	$47.91	1,200,000	$794,971,697
February 23, 2013 to March 29, 2013	3,469,734	$48.76	3,386,452	$629,875,583

(1) *The Company accepted 49,458 shares of common stock in the quarter ended March 29, 2013 tendered by employees in lieu of cash due to the Company in connection with the exercise of stock options. The Company accepted 78,107 shares of its common stock in the quarter ended March 29, 2013 from employees in lieu of cash due to the Company in connection with the issuance of shares of common stock related to vested RSUs. Such shares of common stock are stated at cost and held as treasury shares.*

(2) *On December 13, 2010, the Company publicly announced that its Board of Directors approved a share repurchase program authorizing up to $1 billion in repurchases of shares of the Company's outstanding common stock. CSC is implementing the program through purchases made in open market transactions in compliance with SEC Rule 10b-18, subject to market conditions, and applicable state and federal legal requirements. Share repurchases will be funded with available cash. The timing, volume, and nature of share repurchases will be at the discretion of management, and may be suspended or discontinued at any time. CSC's Board of Directors has not established an end date for the new repurchase program. The Company repurchased 4,736,452 shares of its common stock in the fiscal quarter ended March 29, 2013 under the share repurchase program.*

(c) Performance Graph

The following graph compares the cumulative total return on CSC common stock during the last five fiscal years with the cumulative total return on the Standard & Poor's 500 Stock Index and the S&P North American Technology Services Index, formerly the Goldman Sachs Technology Services Index.

CSC Total Shareholder Return
(Period Ended March 29, 2013)



Indexed Return Chart (2008 = 100)

	Return 2009	Return 2010	Return 2011	Return 2012	Return 2013	CAGR
CSC common stock	-1.59%	35.12%	-7.61%	-37.74%	68.31%	5.18%
S&P 500 Index	-34.23%	42.85%	15.36%	8.00%	13.96%	5.93%
S&P North American Technology Services Index	-16.96%	37.63%	18.49%	15.36%	18.02%	13.02%

Assumes $100 invested on March 28, 2008, in CSC common ctock, the S&P 500 Index, and the S&P North American Technology Services Index, formerly the Goldman Sachs Technology Services Index. Indexed amounts and return percentages follow CSC fiscal years.

(d) Equity Compensation Plans

See Item 12 of this Annual Report on Form 10-K for information regarding our equity compensation plans.

Item 6. Selected Financial Data

COMPUTER SCIENCES CORPORATION

Amounts in millions, except per share amounts	Five Year Review March 29, 2013	March 30, 2012	April 1, 2011	April 2, 2010	April 3, 2009
Total assets	$ 11,251	$ 11,189	$ 16,120	$ 16,455	$ 15,619
Debt					
Long-term, net of current maturities	2,498	1,486	2,409	3,669	4,173
Short-term	—	43	29	21	32
Current maturities	234	1,211	141	54	30
Total	2,732	2,740	2,579	3,744	4,235
Stockholders' equity	3,160	2,834	7,560	6,508	5,618
Debt to total capitalization	46.4%	49.2%	25.4%	36.5%	43.0%

	Five Year Review				
	Fiscal Year				
Amounts in millions, except per-share amount	2013[5]	2012[1][5]	2011[1][5]	2010[1][5]	2009[5]
Revenues	$ 14,993	$ 15,364	$ 15,582	$ 15,505	$ 16,006
Costs of services (excludes depreciation and amortization, contract charge, settlement charge and restructuring costs of $137 (2012))	11,851	13,019	12,578	12,303	12,684
Costs of services – specified contract charge (excludes amount charged to revenue of $204)[2]	—	1,281	—	—	—
Costs of services – settlement charge (excludes amount charged to revenue of $42)[3]	—	227	—	—	—
Restructuring costs	264	140	—	—	—
Goodwill impairment[4][7]	—	2,745	—		4
Income (loss) from continuing operations before taxes	480	(4,454)	878	939	859
Taxes on income (benefit)	(35)	(84)	202	156	(213)
Income (loss) from continuing operations, net of taxes	515	(4,370)	676	783	1,072
Income (loss) from discontinued operations, net of taxes	464	145	83	51	51
Net income (loss) attributable to CSC common shareholders	$ 961	(4,242)	740	$ 817	$ 1,115
Earnings (loss) per common share:					
Basic:					
Continuing operations	$ 3.22	$ (28.31)	$ 4.25	$ 5.05	$ 7.03
Discontinued operations	3.00	0.94	0.54	.31	0.34
	$ 6.22	$ (27.37)	$ 4.79	$ 5.36	$ 7.37
Diluted:					
Continuing operations	$ 3.20	(28.31)	4.20	$ 4.97	$ 6.98
Discontinued operations	2.98	0.94	0.53	.31	0.33
	$ 6.18	(27.37)	4.73	$ 5.28	$ 7.31
Cash dividend per common share[6]	$ 0.80	$ 0.80	$ 0.70	$ —	$ —

(1) Fiscal 2012 and prior year amounts have been recast to present discontinued operations for divestments of three BSS businesses in fiscal 2013.
(2) Fiscal 2012 specified contract charge related to the Company's contract with the U.K. National Health Service. See Note 18 of the Consolidated Financial Statements.
(3) Fiscal 2012 settlement charge related to the contract settlement with the federal government. See Note 19 of the Consolidated Financial Statements.
(4) Fiscal 2012 goodwill impairment charge related to MSS segment and two of the reporting units in the BSS segment. See Note 9 of the Consolidated Financial Statements.
(5) The Company recorded various out of period adjustments in fiscal 2013, 2012, 2011 and 2010 that should have been recorded in prior fiscal years. See Note 2 of the Consolidated Financial Statements.
(6) In Fiscal 2011, the Company implemented a regular quarterly dividend.
(7) Fiscal 2009 goodwill impairment charge related to an Asian reporting unit in the BSS segment.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

The following discussion and analysis provides information management believes is relevant to an assessment and understanding of the consolidated results of operations and financial condition of the Company. This discussion should be read in conjunction with the Company's consolidated financial statements and associated notes as of and for the year ended March 29, 2013.

There are three primary objectives of this discussion:

1. Provide a narrative on the consolidated financial statements, as presented through the eyes of management;
2. Enhance the disclosures in the consolidated financial statements and footnotes by providing context within which the consolidated financial statements should be analyzed; and
3. Provide information to assist the reader in ascertaining the predictive value of the reported financial results.

To achieve these objectives, the management discussion and analysis is presented in the following sections:

Overview - includes a description of the Company's business, how it earns revenue and generates cash, as well as a discussion of economic and industry factors, key business drivers, key performance indicators and fiscal 2013 highlights.

Results of Operations - discusses year-over-year changes to operating results for fiscal 2011 through fiscal 2013, describing the factors affecting revenue on a consolidated and reportable segment basis, including new contracts, acquisitions and divestitures and currency impacts, and also describing the factors affecting changes in the the Company's major cost and expense categories.

Financial Condition - discusses causes of changes in cash flows and describes the Company's liquidity and available capital resources.

Critical Accounting Estimates - discusses the significant accounting policies that require critical judgments and estimates.

Overview

CSC provides IT and business process outsourcing, consulting, systems integration and other IT services to its customers. The Company targets the delivery of these services within three broad lines of business or sectors: North American Public Sector (NPS), Managed Services Sector (MSS), and Business Solutions and Services (BSS).

The Company's reportable segments are as follows:

- The NPS segment provides services to the U.S. federal government and its agencies, civil departments and branches of the military, and operates principally within a regulatory environment subject to governmental contracting and accounting requirements, including Federal Acquisition Regulations, Cost Accounting Standards and audits by various U.S. federal agencies.

- The MSS segment provides large-scale infrastructure and application outsourcing solutions offerings as well as mid-size services delivery to customers globally.

- The BSS segment provides industry-specific consulting and systems integration services, business process outsourcing, and intellectual property-based software solutions.

For additional information regarding our business segments, see Note 16 of the Consolidated Financial Statements.

During fiscal 2013, the Company was in the process of changing its operating model and realigning executive management accordingly. In the first quarter of fiscal 2014, the Company expects that it will commence operating under the new model and its operating and reportable segments will change to align with this new model.

Economic and Industry Factors

The Company's results of operations are impacted by economic conditions generally, including macroeconomic conditions. We are monitoring current macroeconomic and credit market conditions and levels of business confidence and their potential effect on our clients and on us. A severe and/or prolonged economic downturn could adversely affect our clients' financial condition and the levels of business activities in the industries and geographies in which we operate. This may reduce demand for our services or depress pricing of those services and have a material adverse effect on our new contract bookings and results of operations. Particularly in light of recent economic uncertainty, we continue to monitor our costs closely in order to respond to changing conditions and to manage any impact to our results of operations.

Our results of operations are also affected by levels of business activity and rates of change in the industries we serve, as well as by the pace of technological change and the type and level of technology spending by our clients. The ability to identify and capitalize on these markets and technological changes early in their cycles is a key driver of our performance.

Revenues are driven by our ability to secure new contracts and to deliver solutions and services that add value to our clients. Our ability to add value to clients, and therefore generate revenues, depends in part on our ability to deliver market-leading service offerings and to deploy skilled teams of professionals quickly and on a global basis.

The BSS and MSS segment markets are affected by various economic and industry factors. The economic environment in the regions CSC serves will impact customers' decisions for discretionary spending on IT projects. CSC is in a highly competitive industry which exerts downward pressure on pricing and requires companies to continually seek ways to differentiate themselves through several factors, including service offerings and flexibility. Management monitors industry factors including relative market shares, growth rates, billing rates, staff utilization rates and margins as well as macroeconomic indicators such as interest rates, inflation rates and foreign currency rates.

Outsourcing contracts are typically long-term relationships. Long-term, complex outsourcing contracts, including their consulting components, require ongoing review of the terms and scope of work in order to meet clients' evolving business needs and performance expectations.

More recently, the Company has rationalized its service offerings and implemented a strategy of selling defined solutions that require less customization and benefit from leveraged delivery at scale. Such solutions include our portfolio of Cloud-based Infrastructure-as-a-Service offerings, managed applications services and a range of discrete offerings for computing, storage, mobility and networking services.

The NPS segment market is also highly competitive and has unique characteristics. All U.S. government contracts and subcontracts may be modified, curtailed or terminated at the convenience of the government if program requirements or budgetary constraints change. In the event that a contract is terminated for convenience, the Company generally is reimbursed for its allowable costs through the date of termination and is paid a proportionate amount of the stipulated profit or fee attributable to the work performed. Shifting priorities of the U.S. government can also impact the future of projects. Management monitors government priorities and industry factors through numerous industry and government publications and forecasts, legislative activity, budgeting and appropriation processes and by participating in industry professional associations.

Business Drivers

Revenue in all three lines of business is generated by providing services on a variety of contract types lasting from less than six months to ten years or more. Factors affecting revenue include the Company's ability to successfully:

- bid on and win new contract awards,
- satisfy existing customers and obtain add-on business and win contract recompetes,
- compete on services offered, delivery models offered, technical ability and innovation, quality, flexibility, global reach, experience, and results created, and
- identify and integrate acquisitions and leverage them to generate new revenues.

Earnings are impacted by the above revenue factors and, in addition, the Company's ability to:

- control costs, particularly labor costs, subcontractor expenses and overhead costs including healthcare, pension and general and administrative costs,
- anticipate talent needs to avoid staff shortages or excesses,
- accurately estimate various factors incorporated in contract bids and proposals,
- develop offshore capabilities and migrate compatible service offerings offshore, and
- manage foreign currency fluctuations related to international operations.

Cash flows are affected by the above earnings factors and, in addition, by the following factors:

- timely management of receivables and payables,
- investment opportunities available, particularly related to business acquisitions, dispositions and large outsourcing contracts,
- tax obligations, and
- the ability to efficiently manage capital deployed for outsourcing contracts, software, and property, plant and equipment.

Key Performance Indicators

The Company manages and assesses the performance of its business through various means, with the primary financial measures including new contract wins, revenue, operating margins, and free cash flow.

New contract wins: In addition to being a primary driver of future revenue, new contract wins also provide management an assessment of the Company's ability to compete. The total level of wins tends to fluctuate from year to year depending on the timing of new or recompeted contracts, as well as numerous external factors.

Revenue: Revenue is a product of contracts won in prior periods, known as backlog, and work secured in the current year. Year-over-year revenues tend to vary less than new contract wins, and reflect performance on both new and existing contracts. Foreign currency fluctuations also impact revenue.

Operating margins: Operating margins reflect the Company's performance on contracts and ability to control costs. While the ratios of various cost elements as a percentage of revenue can shift as a result of changes in the mix of businesses with different cost profiles, a focus on maintaining and improving overall margins leads to improved efficiencies and profitability. Although the majority of the Company's costs are denominated in the same currency as revenues, increased use of offshore support also exposes CSC to additional margin fluctuations.

Free cash flow: Primary drivers of the Company's free cash flow are earnings provided by the Company's operations and the use of capital to generate those earnings. Also contributing to short-term cash flow results are movements in current asset and liability balances.

Fiscal 2013 Highlights

The key operating results for fiscal 2013 include:

- Revenues decreased $371 million, or 2.4%, to $14,993 million compared to fiscal 2012. On a constant currency basis[1], revenues decreased $164 million or 1.1%.
- Operating income[2] increased to $900 million as compared to an operating loss of $1,359 million in fiscal 2012. The operating income margins increased to 6.0% from (8.8)% in fiscal 2012.
- Earnings before interest and taxes[3] (EBIT) increased to $641 million as compared to a loss before interest and taxes of $(4,317) million in fiscal 2012. The EBIT margin increased to 4.3% from (28.1)% in fiscal 2012.
- Income from continuing operations before taxes was $480 million, compared to a loss from continuing operations before taxes of $(4,454) million in fiscal 2012.
- Income from discontinued operations, net of taxes was $464 million, compared to $145 million in fiscal 2012.
- Net income attributable to CSC common shareholders was $961 million, an increase from $(4,242) million in the prior year.
- Diluted earnings (loss) per share (EPS) from continuing operations was $3.20 as compared to $(28.31) in the prior year.
- Diluted EPS from discontinued operations was $2.98 as compared to $0.94 in the prior year.
- In fiscal 2013, the Company recorded restructuring costs of $264 million, of which $190 million related to MSS, $39 million to BSS, $13 million to NPS and $22 million to Corporate. In fiscal 2012, the Company recorded restructuring costs of $140 million, of which $108 million was related to MSS, $31 million to BSS, $1 million to NPS and none to Corporate.
- The Company announced contract awards of $13.8 billion, including MSS segment awards of $6.9 billion, NPS segment awards of $3.5 billion, and BSS segment awards of $3.4 billion.
- Total backlog[4] at the end of fiscal 2013 was $34.4 billion, a decrease of $2.0 billion as compared to the backlog at the end of fiscal 2012 of $36.4 billion. Of the total $34.4 billion backlog, $10.5 billion is expected to be realized as revenue in fiscal 2014, and $11.4 billion is not yet funded.
- Days Sales Outstanding (DSO)[5] was 73 days at March 29, 2013, a change from 72 days at March 30, 2012.
- Debt-to-total capitalization ratio[6] was 46.4% at the end of fiscal 2013, a decrease of 2.8 percentage points from 49.2% at the end of fiscal 2012.
- Cash provided by operating activities was $1,119 million, as compared to $1,176 million during fiscal 2012.
- Cash provided by investing activities was $456 million, as compared to cash used of $1,308 million during fiscal 2012.
- Cash used in financing activities was $589 million, as compared to $581 million during fiscal 2012.
- Free cash flow[7] was $264 million, as compared to $59 million in fiscal 2012.

---

(1) Selected references are made on a "constant currency basis" so that certain financial results can be viewed without the impact of fluctuations in foreign currency rates, thereby providing comparisons of operating performance from period to period. Financial results on a "constant currency basis" are calculated by translating current period activity into U.S. dollars using the comparable prior period's currency conversion rates. This approach is used for all results where the functional currency is not the U.S. dollar.

(2) *Operating income is a non-U.S. Generally Accepted Accounting Principle (GAAP) measure used by management to assess performance of the Company's segments and on a consolidated basis. The Company's definition of such measure may differ from other companies. We define operating income as revenue less costs of services, depreciation and amortization expense, and segment general and administrative (G&A) expense, excluding corporate G&A. Management compensates for the limitations of this non-GAAP measure by also reviewing income (loss) from continuing operations before taxes, which includes costs excluded from the operating income definition such as goodwill impairment, corporate G&A, interest and other income. A reconciliation of consolidated operating (loss) income to (loss) income from continuing operations before taxes is as follows:*

	Twelve Months Ended		
(Amounts in millions)	***March 29, 2013***	***March 30, 2012***	***April 1, 2011***
Operating (loss) income	$ 900	$ (1,359)	$ 1,125
Corporate G&A	(293)	(219)	(138)
Interest expense	(183)	(175)	(167)
Interest Income	22	38	37
Goodwill impairment	—	(2,745)	—
Other income, net	34	6	21
Income (loss) from continuing operations before taxes	$ 480	$ (4,454)	$ 878

(3) *EBIT is a non-U.S. GAAP measure that provides useful information to investors regarding the Company's results of operations as it provides another measure of the Company's profitability, and is considered an important measure by financial analysts covering CSC and its peers. The Company's definition of such measure may differ from other companies. We define EBIT as revenue less costs of services, selling, general and administrative expenses, depreciation and amortization, goodwill impairment, restructuring costs, and other income (expense). EBIT margin is defined as EBIT as a percentage of revenue. A reconciliation of EBIT to net income from continuing operations is as follows:*

	Twelve Months Ended		
(Amounts in millions)	***March 29, 2013***	***March 30, 2012***	***April 1, 2011***
Earnings (loss) before interest and taxes	$ 641	$ (4,317)	$ 1,008
Interest expense	(183)	(175)	(167)
Interest income	22	38	37
Taxes on income	35	84	(202)
Income (loss) from continuing operations	$ 515	$ (4,370)	$ 676

(4) *Backlog represents total estimated contract value of predominantly long-term contracts, based on customer commitments that the Company believes to be firm. Backlog value is based on contract commitments, management's judgment and assumptions about volume of services, availability of customer funding and other factors. Backlog estimates for government contracts include both the funded and unfunded portions and all of the option periods. Backlog estimates are subject to change and may be affected by factors including modifications of contracts and foreign currency movements. CSC's backlog, for all periods presented, have been recast to exclude the backlog relating to discontinued operations.*

For NPS, announced award values for competitive indefinite delivery and indefinite quantity (IDIQ) awards represent the expected contract value at the time a task order is awarded under the contract. Announced values for non-competitive IDIQ awards represent management's estimate at the award date. Business awards for MSS are estimated at the time of contract signing based on then existing projections of service volumes and currency exchange rates, and include option years. BSS award values are based on firm commitments, with the exception of deals greater than $20 million and contract terms greater than two years. In those instances, BSS estimates are based on projections of service volumes and currency exchange rates at the time of contract signing and include option years. CSC's business awards, for all periods presented, have been recast to exclude the awards relating to discontinued operations.

(5) *DSO is calculated as total receivables at the fiscal period end divided by revenue-per-day. Revenue-per-day equals total revenues divided by the number of days in the fiscal period. Total receivables includes unbilled receivables but excludes tax receivables and long-term receivables.*

(6) *Debt-to-total capitalization ratio is defined as total current and long-term debt divided by total debt and equity, including noncontrolling interest.*

(7) *Free cash flow is a non-GAAP measure and the Company's definition of such measure may differ from that used by other companies. We define free cash flow as equal to the sum of (1) operating cash flows, (2) investing cash flows, excluding business acquisitions, dispositions and investments (including short-term investments and purchase or sale of available for sale securities) and (3) payments on capital leases and other long-term asset financings.*

CSC's free cash flow measure does not distinguish operating cash flows from investing cash flows as they are required to be presented in accordance with GAAP, and should not be considered a substitute for operating and investing cash flows as determined in accordance with GAAP. Free cash flow is one of the factors CSC management uses in reviewing the overall performance of the business. Management compensates for the limitations of this non-GAAP measure by also reviewing the GAAP measures of operating, investing and financing cash flows as well as debt levels measured by the debt-to-total capitalization ratio.

A reconciliation of free cash flow to the most directly comparable GAAP financial measure is presented below:

(Amounts in millions)	*Twelve Months Ended March 29, 2013*	*March 30, 2012*	*April 1, 2011*
Free cash flow	*$ 264*	*$ 59*	*$ 678*
Net cash used in investing activities	*(456)*	*1,308*	*892*
Acquisitions, net of cash acquired	*(34)*	*(374)*	*(158)*
Business dispositions	*1,108*	*2*	*119*
Short-term investments	*—*	*4*	*—*
Payments on capital leases and other long-term asset financings	*237*	*177*	*33*
Net cash provided by operating activities	*$ 1,119*	*$ 1,176*	*$ 1,564*
Net cash provided by (used in) investing activities	*$ 456*	*$ (1,308)*	*$ (892)*
Net cash used in financing activities	*$ (589)*	*$ (581)*	*$ (1,676)*

Results of Operations

Revenues

Revenues for the NPS, MSS, and BSS segments for fiscal 2013, 2012, and 2011 are as follows:

	Twelve Months Ended March 29, 2013		March 30, 2012		April 1, 2011
(Amounts in millions)	**Amount**	**Percent Change**	**Amount**	**Percent Change**	**Amount**
NPS	$ 5,391	(5.5)%	$ 5,703	(5.0)%	$ 6,002
MSS	6,457	(2.2)	6,602	0.3	6,583
BSS	3,272	2.9	3,180	2.3	3,110
Corporate	13		13		14
Subtotal	15,133	(2.4)	15,498	(1.3)	15,709
Eliminations	(140)		(134)		(127)
Total Revenue	$ 14,993	(2.4)%	$ 15,364	(1.4)%	$ 15,582

The major factors affecting the percent change in revenues are presented as follows:

Twelve Months Ended March 29, 2013 vs. March 30, 2012	**Acquisitions**	**Approximate Impact of Currency Fluctuations**	**Net Internal Growth (Decline)**	**Total**
NPS	0.5%	—	(6.0)%	(5.5)%
MSS	0.7	(1.9)%	(1.0)	(2.2)
BSS	2.1	(2.6)	3.4	2.9
Cumulative Net Percentage	0.9%	(1.3)%	(2.0)%	(2.4)%

Twelve Months Ended March 30, 2012 vs. April 1, 2011	**Acquisitions**	**Approximate Impact of Currency Fluctuations**	**Net Internal Growth (Decline)**	**Total**
NPS	0.6%	—	(5.6)%	(5.0)%
MSS	0.9	2.7 %	(3.3)	0.3
BSS	5.5	3.6	(6.8)	2.3
Cumulative Net Percentage	1.7%	1.8 %	(4.9)%	(1.4)%

The Company's fiscal 2013 revenue decreased $371 million as compared to fiscal 2012. This decrease was primarily due to reduction in net internal revenue of $299 million and the adverse impact of foreign currency movement of $207 million, partially offset by $141 million of revenue from acquisitions.

The Company's fiscal 2012 revenue decreased $218 million as compared to fiscal 2011. This decrease was primarily due to reduction in net internal revenue of $762 million, partially offset by favorable impact of foreign currency movement of $284 million and $268 million of revenue from acquisitions.

North American Public Sector

The Company's NPS Sector segment revenues were derived from the following sources:

	Twelve Months Ended				
	March 29, 2013		March 30, 2012		April 1, 2011
Dollars in millions	**Amount**	**Percent Change**	**Amount**	**Percent Change**	**Amount**
Department of Defense	$ 3,687	(4.6)%	$ 3,863	(10.0)%	$ 4,290
Civil agencies	1,473	(9.0)	1,618	7.3	1,508
Other [1]	231	4.1	222	8.8	204
Total	$ 5,391	(5.5)%	$ 5,703	(5.0)%	$ 6,002

[1] *Other revenues consist of foreign, state and local government work as well as commercial contracts performed by the NPS segment.*

Fiscal 2013

NPS segment revenue decreased $312 million, or 5.5%, as compared to fiscal 2012. This decline was due to decreases on both Department of Defense (DOD) and Civil Agencies (Civil) contracts, of $176 million, or 4.6%, and $145 million, or 9.0%, respectively.

The revenue decrease on DOD contracts was comprised of reduced revenue of $96 million on certain contracts with the U.S. Air Force and other DOD agencies that either had concluded or were winding down, and reduced revenue of $140 million due to a net reduction in tasking on existing contracts, primarily with the U.S. Army and the U.S. Navy. The year-over-year revenue trend, however, benefited from the fiscal 2012 adverse adjustment to revenue of $42 million resulting from the settlement on a contract with the U.S. Army, which did not recur, and an increase in revenue of $19 million from a wage determination settlement on a contract with the U.S. Air Force, which occurred in the third quarter of fiscal 2013.

The revenue decrease on contracts with Civil was primarily due to a net reduction in scope and tasking on existing contracts of $138 million, primarily on contracts with NASA and the U.S. Postal Service, and reduced revenue of $92 million due to the programs winding down or ending with the Department of State, Department of Commerce, Department of Labor and the Environmental Protection Agency (EPA), along with reduced revenue due to timing of certain contractual milestones of $12 million. These revenue decreases were partially offset by increased revenue of $97 million on contracts with the Department of State and Department of Homeland Security (DHS), which fully ramped up in fiscal 2013.

NPS revenue trend benefited $34 million from adjustments recorded on contracts accounted for under the percentage-of-completion method. Fiscal 2013 had net favorable adjustments of $5 million as compared to $29 million of net adverse adjustments in fiscal 2012.

NPS won contracts of $3.5 billion during fiscal 2013 compared to $6.0 billion during fiscal 2012. These amounts included $1.1 billion and $1.3 billion of recompetes, respectively. The decrease was due to two large awards that occurred in fiscal 2012.

As previously reported, and reinforced by sequestration, NPS' federal government customers are becoming more cautious with contract awards and spending, resulting in shorter contract durations, smaller award values and an inclination towards extension of existing contracts. We expect this trend to continue for the foreseeable future.

Fiscal 2012

NPS segment revenue for fiscal 2012 decreased $299 million, or 5.0%, as compared to fiscal 2011. This decrease was due to its DOD contracts, which had a $427 million, or 10.0%, decrease. Partially offsetting the decline in revenue on DOD contracts were increases in revenue from contracts with Civil , which had a $110 million, or 7.3%, increase, and increases in revenue from Other contracts, which had a $18 million, or 8.8%, increase. Fiscal 2012 NPS revenue was adversely impacted by net $29 million of adjustments on certain long-term contracts accounted for under the percentage-of-completion method. Of such adjustments, $39 million reduced revenue and $10 million increased revenue.

The decreases in revenue on DOD contracts, primarily with the U.S. Army and the U.S. Air Force, were due to a combination of completion of existing task orders, a contract termination and net reduction in scope and tasking on other existing contracts. In addition, revenue was adversely impacted by the contract claims settlement with the U.S. federal government in the second quarter of $42 million (see Note 19 to the Consolidated Financial Statements) and by a $14 million adjustment on a contract with the U.S. Air Force accounted for under the percentage-of-completion method due to a stop work order.

The increase in revenue from Civil was primarily due to contracts with the DHS, the Department of Human and Health Services (DHHS) and the Social Security Administration that commenced during the second half of fiscal 2011. These increases were partially offset by revenue that did not recur due to contract completions, primarily the U.S. Census support contract, as well as reduced scope on certain other contracts, primarily with the EPA, Department of Transportation, Department of Energy and the Internal Revenue Service.

The increase in revenue from Other contracts was primarily due to higher revenue on a contract with a state agency for the development of a healthcare administration system. The higher revenue on this contract was partially offset by a $25 million adverse adjustment resulting from revised estimates under the percentage-of-completion accounting method. Of the $25 million revenue reduction, $16 million was recorded in the fourth quarter of fiscal 2012.

During fiscal 2012, many of our government customers continued to experience uncertainty about their fiscal budgets due to the Budget Control Act of 2011. As a result, large program awards were delayed and customers shifted to smaller and shorter term contracts.

NPS won new contracts of $6.0 billion during fiscal 2012 as compared to $5.5 billion during fiscal 2011.

Managed Services Sector

Fiscal 2013

MSS segment revenue decreased $145 million, or 2.2%, as compared to fiscal 2012. In constant currency, revenue decreased $22 million, or 0.3%. The unfavorable foreign currency impact was primarily due to the movement in the U.S. dollar against the euro, the Danish kroner, and the British pound. MSS' fiscal 2012 acquisition of AppLabs resulted in an increase of revenue for the year of $48 million, or 0.7% of the revenue growth for fiscal 2013. Excluding the impact of foreign currency and the acquisition, net internal revenue decreased $70 million, or 1.0%, as compared to the same period of fiscal 2012.

The decrease in MSS' net internal revenue for fiscal 2013 of $70 million was primarily due to reduced revenue of $267 million from contracts that terminated or concluded and reduced revenue of $276 million from existing contracts primarily due to price-downs, contract modifications and lower pass-through revenue. Partially offsetting these decreases was increased revenue from new client engagements acquired in late in fiscal 2012 and fiscal 2013 of $391 million, favorable impact of a year-over-year change in revenue adjustments of $54 million related to adjustments on contracts accounted for under the percentage-of-completion method, and $28 million of other fiscal 2013 favorable revenue adjustments relating primarily to contract settlements with certain customers.

Included in the MSS revenue change described above is a $5 million year-over-year favorable impact of out of period adjustments. MSS' fiscal 2013 revenue was adversely impacted by $1 million of out of period adjustments where as the fiscal 2012 revenue was adversely impacted by $6 million of out of period adjustments (see Notes 2 and 16 to the Consolidated Financial Statements).

During fiscal 2013, the MSS had contract awards with a total value of $6.9 billion compared to $9.5 billion during fiscal 2012. These amounts included $4 billion and $5.1 billion of recompetes, respectively. Additionally, the decrease in awards was mainly due to the Company being more selective in its bid and proposal activity, and the awards that were bid on being of shorter duration and, thus, lower total contract value. Prospectively, the Company plans to focus on securing new business through greater cross selling between segments and targeting a greater number of market renewals.

Fiscal 2012

MSS segment revenue increased $19 million, or 0.3%, as compared to fiscal 2012. In constant currency, revenue decreased $156 million, or 2.4%. The foreign currency impact was primarily due to the movement in the U.S. dollar against the Australian dollar, the British pound, the euro and the Swiss franc. MSS' second quarter acquisition of AppLabs (see Note 4 to the Consolidated Financial Statements) provided revenue of $60 million, or 0.9% of the revenue growth.

Excluding the impact of foreign currency effects and the acquisition, fiscal 2012 net internal revenue decreased $216 million, or 3.3%, as compared to the prior year. This decrease was primarily due to net volume and scope reductions of approximately $140 million and contract conclusions and terminations of approximately $200 million, partially offset by revenue from new contracts of approximately $270 million. In addition, revenue was impacted by certain one-time adjustments, including adverse adjustments on long-term contracts accounted for under the percentage-of-completion method of $48 million and missed service level metrics of $10 million due to delays on certain outsourcing contracts, partially offset by a favorable adjustment on termination of a contract of $15 million. The MSS year-over-year revenue trend was also adversely impacted by out of period adjustments. The out of period revenue decreases recorded in fiscal 2012 and fiscal 2011 were $7 million and $33 million, respectively (see Notes 2 and 15 to the Consolidated Financial Statements).

During fiscal 2012, MSS had contract awards with a total value of $9.5 billion as compared to $5 billion during fiscal 2011.

Business Solutions & Services

Fiscal 2013

BSS segment revenue increased $92 million, or 2.9%, as compared to fiscal 2012. In constant currency, revenue increased $176 million or 5.5%. The twelve-month revenue growth was unfavorably impacted by foreign currency movement in the U.S. dollar of $84 million, or 2.6%, primarily against the euro, the Brazilian real, the British pound and the Australian dollar.

The acquisition of iSOFT and the other fiscal 2012 acquisitions provided $67 million, or 2.1% of the year-over-year revenue increase. Excluding the effect of foreign currency movements and acquisitions, BSS fiscal 2013 revenue increased $109 million, or 3.4%, over the prior year. The increase in BSS net internal revenue includes the impact of the fiscal 2012 adverse revenue adjustment of $204 million associated with the NHS contract charge, which did not recur in fiscal 2013. Excluding the adverse NHS contract revenue charge, BSS fiscal 2013 net internal revenue decreased $95 million, or 2.8%.

The decrease in BSS net internal revenue for fiscal 2013, excluding the impact of the adverse fiscal 2012 NHS revenue adjustment, was due to revenue decreases primarily in its professional technology staffing business in Australia, in its financial services group, and in its healthcare group. These revenue decreases were partially offset by revenue increases on contracts with the NHS.

The year-over-year revenue decrease from the Australian staffing business was $90 million. This was due to a combination of a slowdown in its business, prior to its sale, from reduced demand from certain of its key customers, and its sale on January 25, 2013. The revenue decrease of $37 million in the financial services group was due to lower license sales and services revenue in European markets. The revenue decrease in the health services of $35 million was due to a combination of lower revenue in the Nordic and U.S. markets. The revenue increase relating to the NHS contract, excluding the fiscal 2012 write-off, was primarily due to recording revenue from achieving a key milestone associated with the Lorenzo Care Management software, deployment of the software at three NHS trust sites, and revenue indexation for fiscal 2013.

BSS revenue increase included $17 million of favorable adjustments on contracts accounted for under the percentage-of-completion method. Fiscal 2013 revenue included favorable adjustments of $11 million as compared to fiscal 2012 revenue that included adverse adjustments of $6 million.

BSS year-over-year revenue trend was also favorably impacted by $32 million of out of period adjustments. Fiscal 2013 revenue included $13 million of adverse out of period adjustments, whereas fiscal 2012 included $45 million of adverse adjustments. (see Notes 2 and 16 to the Consolidated Financial Statements).

During fiscal 2013, BSS had contract awards of $3.4 billion compared to $3.3 billion in fiscal 2012. The fiscal 2013 amount included $0.2 billion of recompetes. There were no recompete awards in fiscal 2012.

Fiscal 2012

BSS segment revenue increased $70 million, or 2.3%, as compared to fiscal 2011. In constant currency, revenue decreased $40 million, or 1.3%. The foreign currency impact was primarily due to the movement in the U.S. dollar against the Australian dollar, the British pound and the euro. The acquisition of iSOFT and the other fiscal 2012 and fiscal 2011 acquisitions provided $171 million, or 5.5%, of the year-over-year revenue increase. Excluding the effect of foreign currency movements and acquisitions, BSS fiscal 2012 revenue decreased $211 million, or 6.8%, compared to the prior year.

The lower net internal fiscal 2012 revenue was primarily due to a decrease in revenue on the NHS contract of $233 million, which was adversely impacted by the third quarter $204 million revenue write-down (see Note 18 to the Consolidated Financial Statements) and by fiscal 2011 milestone revenue of $23 million that did not recur in fiscal 2012. BSS' health vertical also had reduced revenue due to continuing softness in the life sciences market and certain project completions in North America. Both of these revenue decreases were partially offset by revenue increases in the other verticals of BSS' consulting group. The consulting group's growth was primarily in North America, which offset revenue shortfalls in other regions. The BSS year-over-year revenue trend was also adversely impacted by out of period adjustments. The out of period revenue adjustments recorded in fiscal 2012 and fiscal 2011 were revenue decreases of $15 million and revenue increases of $15 million, respectively (see Notes 2 and 16 to the Consolidated Financial Statements).

During fiscal 2012, BSS had contract awards of $3.3 billion compared to $3.8 billion in fiscal 2011.

Costs and Expenses

The Company's total costs and expenses were as follows:

	Twelve Months Ended			Percentage of Revenue		
Dollars in millions	**March 29, 2013**	**March 30, 2012**	**April 1, 2011**	**2013**	**2012**	**2011**
Costs of services (excludes depreciation and amortization, specified contract charge, settlement charge and restructuring costs of $238 (2013) and $137 (2012))	$ 11,851	$ 13,019	$ 12,578	78.9%	84.7%	80.7%
Cost of services – specified contract charge (excludes amount charged to revenue of $204)	—	1,281	—	—	8.3	—
Cost of services – settlement charge (excludes amount charged to revenue of $42)	—	227	—	—	1.5	—
Selling, general and administrative (excludes restructuring costs of $26 (2013) and $3 (2012))	1,195	1,128	949	8.0	7.3	6.1
Depreciation and amortization	1,076	1,147	1,068	7.2	7.5	6.9
Restructuring costs	264	140	—	1.8	0.9	—
Goodwill impairment	—	2,745	—	—	17.9	—
Interest expense, net	161	137	130	1.1	0.9	0.8
Other income, net	(34)	(6)	(21)	(0.2)	—	(0.1)
Total	$ 14,513	$ 19,818	$ 14,704	96.8%	129.0%	94.4%

Costs of Services

Fiscal 2013

Costs of services (COS), excluding the specified contract charge, the settlement charge, and the restructuring charges noted above, as a percentage of revenue decreased to 78.9% for fiscal 2013 from 84.7% for fiscal 2012. The year-over-year COS trend was favorably impacted by out of period adjustments of $33 million, which was comprised of $6 million of favorable fiscal 2013 out of period adjustments and $27 million of adverse fiscal 2012 out of period adjustments which did not repeat in fiscal 2013 (see Note 2 to the Consolidated Financial Statements).

The fiscal 2013 NPS COS ratio decreased primarily due to a net favorable year-over-year adjustment to COS of $98 million on contracts accounted for under the percentage-of-completion method. Fiscal 2013 revenue included $55 million of favorable adjustments as compared to fiscal 2012, which had $43 million of adverse adjustments. Of the $98 million, $94 million related to three contracts, one each with the Department of Labor, U.S. Air Force and the State of North Carolina. The NPS COS ratio also benefited from a $42 million adverse fiscal 2012 revenue adjustment resulting from a contract settlement with the U.S. government that did not recur, and $34 million year-over-year net favorable revenue adjustment on contracts accounted for under the percentage-of-completion method.

The lower MSS COS ratio for fiscal 2013 was primarily due to year-over-year operational improvements on contracts which had performance issues in fiscal 2012. The operational improvements were a result of continued focus on troubled accounts, greater focus on cost take out by standardization of products and processes including diagnostics and re-engineering and greater focus on delivery. This year-over-year improvement was illustrated by reduced year-over-year adverse impact of asset impairments of $138 million, net favorable year-over-year adjustments to COS and revenue on contracts accounted for under the percentage-of-completion method of $32 million and $54 million, respectively, and reduced year-over-year impact of transition cost overruns of $16 million. The COS also benefited from operational efficiencies resulting from the implementation of the turnaround strategy, such as improved cost controls, headcount reductions through restructuring, centralized procurement, better discipline around contract management, rationalized organizational spans and layers, and reduced enterprise overhead. These efficiencies are partially offset by costs related to start-up issues on certain new contracts.

The lower BSS COS ratio for fiscal 2013 was primarily due to the fiscal 2012 adverse revenue adjustment of $204 million associated with a contract with the NHS. In addition, the BSS COS ratio was favorably impacted by lower costs within BSS' consulting services due to staff reductions, and adversely impacted by a higher COS ratio in the financial services group due to lower revenue. The twelve-month COS ratio was favorably impacted by a year-over-year change of $34 million related to adjustments on contracts accounted for under the percentage-of-completion method, including a year-over-year favorable adjustment to revenue of $17 million.

Fiscal 2012

COS, excluding the specified contract charge, the settlement charge, and the restructuring charges noted above, as a percentage of revenue increased to 84.7% for fiscal 2012 from 80.7% for fiscal 2011. Both fiscal 2012 and fiscal 2011 COS were adversely impacted by out of period adjustments recorded during these years but which were related to prior years. The amounts recorded in fiscal 2012 and fiscal 2011 were $25 million and $15 million, respectively, in MSS and $15 million and $4 million, respectively, in BSS. The fiscal 2012 increase in the COS ratio was primarily driven by adverse results in the MSS and BSS segments.

The MSS COS ratio was impacted by adverse adjustments on long-term contracts accounted for under the percentage-of-completion method of $142 million of which $48 million was recorded as a reduction of revenue, impairment of tangible and intangible assets of $144 million associated primarily with service delivery issues on certain outsourcing contracts, and start-up issues on certain outsourcing contracts, including transition cost overruns of $34 million. Of these specific charges of $320 million, $171 million were recorded in the fourth quarter of fiscal 2012.

BSS' COS ratio was adversely impacted primarily by the NHS contract and the financial services business. Subsequent to the $1.5 billion NHS adjustment recorded in the third quarter of fiscal 212, and pending the finalization of a contract amendment, the Company recorded $29 million of operating losses in the fourth quarter (see Note 18 to the Consolidated Financial Statements). In addition, a year-over-year shift in BSS' financial services revenue mix, caused by a decline in the proportion of the higher margin license revenue, adversely impacted the BSS COS ratio. BSS COS ratio was

impacted by adverse adjustments of $17 million on certain long-term contracts accounted for under the percentage-of-completion method, of which $6 million was recorded as reduction in revenue.

The NPS COS ratio increased primarily as a result of recording $72 million of net adverse adjustments on certain long-term contracts accounted for under the percentage-of-completion method. The net adjustments included adverse adjustments of $130 million, of which $40 million reduced revenue, and favorable adjustments of $58 million, of which $10 million increased revenue. Favorable adjustments included a $48 million COS benefit on a contract that had a similar adjustment in fiscal 2011. Of the total $72 million net adverse adjustments, $44 million was recorded in the fourth quarter of fiscal 2012.

Costs of Services – Settlement Charge

During the second quarter of fiscal 2012, the Company reached a settlement agreement with the U.S. government relating to its contract claims asserted under the Contract Disputes Act of 1978 (CDA). Under the terms of the settlement, the Company received $277 million in cash and a five-year extension (four base years plus one option year) with an estimated total contract value of $1 billion to continue to support and expand the capabilities of the systems covered by the original contract scheduled to expire in December 2011. In December 2011, the Company signed the contract modification based on the terms described above. As a result of the settlement, the Company recorded a pre-tax charge of $269 million during the second quarter of fiscal 2012 to write down its claim related assets (claim related unbilled receivables of $379 million and deferred costs of $227 million) to reflect the cash received of $277 million, the estimated fair value of the contract extension of $45 million, and previously unapplied payments of $15 million. Of the pre-tax charge of $269 million, $42 million was recorded as a reduction of revenue and $227 million as a separately itemized charge to cost of services. The fair value of the contract extension was recorded as a contract asset and will be amortized as a reduction of revenue over the four year fixed contract term in proportion to the expected revenues or a straight line basis, whichever is greater. The contract extension contained a Requirements portion and an Indefinite Quantity portion (and is not subject to any minimum values). See Note 19 to the Consolidated Financial Statements for further discussion.

Selling, General and Administrative

Fiscal 2013

Selling, general and administrative (SG&A) expense, excluding the restructuring charges, as a percentage of revenue increased to 8.0% for fiscal 2013 from 7.3% for fiscal 2012. The fiscal 2013 increase was primarily driven by an increase in corporate general & administrative (G&A) costs and a higher MSS ratio, partially offset by decreases in NPS and BSS ratios.

The higher MSS ratio was primarily due to the reclassification of $17 million of costs from COS to SG&A in fiscal 2013. In addition, there were higher costs in fiscal 2013 associated with the remediation efforts of investigation findings (see Note 2 of the Consolidated Financial Statements).

The lower NPS ratio was primarily due to the cost reduction initiatives and lower bid and proposal costs due to delays in government procurements, fewer opportunities and more selectivity in the bid process towards higher margin targets.

The lower BSS ratio was primarily due to the fiscal 2012 adverse revenue adjustment of $204 million associated with a contract with the NHS. The lower ratio was also attributable to a lower run rate within iSOFT due to cost take out activity, including back office integration, and fiscal 2012 acquisition and transition costs of $10 million, which did not repeat in fiscal 2013.

Corporate G&A for fiscal 2013 was $293 million and increased $74 million as compared to the prior year. The higher fiscal 2013 expense was primarily due to accrual of $97.5 million on account of the settlement of the consolidated shareholder securities class action lawsuit (see Note 20 to the Consolidated Financial Statements). This amount was partially offset by $45 million that was recoverable under the Company's corporate insurance policies. In addition, the fiscal 2013 increase was also due to higher professional fees of $20 million primarily associated with the Company's financial transformation, higher internal audit fees of $10 million, and higher stock-based compensation and bonus expense. Partially offsetting the increases in the Corporate G&A was net reduced legal fees associated with the SEC investigation and class action lawsuits due to $45 million of insurance claims that offset the fiscal 2013 legal expenses of $78 million.

Fiscal 2012

SG&A expense, excluding the restructuring charges, as a percentage of revenue increased to 7.3% for fiscal 2012 from 6.1% for fiscal 2011. The fiscal 2012 increase was primarily driven by an increase in corporate G&A costs and a higher BSS ratio.

The corporate G&A costs increased year-over-year primarily due to higher legal and other fees of $67 million incurred, mainly related to the ongoing SEC and Audit Committee investigations into the matters surrounding the out of period adjustments and additional legal and other professional fees in connection with consolidated securities class action lawsuits filed in federal court (see Note 20 to the Consolidated Financial Statements). Corporate G&A costs were also higher due to costs associated with the former CEO's severance of $7 million. These cost increases were partially offset by lower bonuses of $10 million and reduced stock compensation expense of $11 million, principally due to reduction in the probable outcome of performance-based restricted stock units for certain executives.

The BSS ratio increased primarily due to the acquisition of iSOFT. iSOFT's SG&A ratio was adversely impacted by $23 million of transaction and transition costs incurred related to its acquisition.

Goodwill Impairment

During the second quarter of fiscal 2013, the Company performed its annual impairment test of goodwill, proceeding directly to the first step of the impairment test, for all reporting units and concluded that no impairment had occurred.

Due to the divestiture of our credit services business in the third quarter of fiscal 2013, which caused the allocation of $241 million of goodwill from our BSS-Financial Services (BSS-FS) reporting unit to that disposed business, we assessed the goodwill remaining on BSS-FS' balance sheet for potential impairment. We performed the first step of the two-step goodwill impairment test and concluded that the goodwill remaining on BSS-FS' balance sheet, after the allocation of goodwill to the divested business, was not impaired.

During the fourth quarter of fiscal 2013, for reporting units with goodwill, we evaluated whether there were factors which would indicate a potential impairment of goodwill. The Company considered, among other factors, any significant changes in the Company's fiscal 2013 forecast since the annual impairment test was performed, the outlook for the Company's business and industry, the Company's market capitalization, and the current economic environment and outlook. Based on that evaluation, the Company determined that there have been no events or changes in circumstances that would more likely than not reduce the fair value of any of the reporting units below their carrying amounts, and, as a result, it was unnecessary to perform the first step of the two-step impairment testing process.

Based on the Company's fiscal 2012 annual goodwill impairment analysis performed during the second quarter, it was concluded that fair value was below carrying value for three reporting units: MSS, BSS Global Business Solutions (BSS-GBS) and the BSS Healthcare Group (BSS-Health). Management believed that the decline in the estimated fair values of these reporting units was a result of several factors, including uncertainty about the Company's overall value as reflected in CSC's stock price decline over the first half of fiscal 2012, overall decline in the broader stock market as indicated by reduced performance metric multiples at comparable public companies, and decline in forecasted operating performance of these reporting units. At that time, the Company recorded its best estimated goodwill impairment charge of $2,685 million, of which $2,074 million related to the MSS reporting unit, $453 million related to the BSS-GBS reporting unit, and $158 million related to the BSS-Health reporting unit. During the third quarter of fiscal 2012, based on the finalization of the annual test begun in the prior quarter, the Company recorded adjustments that reduced the impairment loss recorded in the second quarter by $3 million, to $2,682 million.

In the third quarter of fiscal 2012, the Company recorded an impairment charge of $63 million on the goodwill related to its reporting unit BSS-Health. After recording this impairment charge, the BSS-Health reporting unit had no remaining goodwill.

Depreciation and Amortization

Fiscal 2013

Depreciation and amortization (D&A) as a percentage of revenue decreased to 7.2% for fiscal 2013 from 7.5% for fiscal 2012. The decrease in the fiscal 2013 ratio was driven by decreases in the MSS and BSS segments.

The lower MSS ratio was due to reduced D&A expense as a result of significant impairments of fixed and intangible assets recorded in fiscal 2012, as well as a reduction in capital expenditures in fiscal 2013. The lower BSS ratio was due to the fiscal 2012 adverse revenue adjustment of $204 million associated with the NHS contract, as well due to lower depreciation expense due to certain data center assets associated with the NHS contract coming to the end of their useful lives.

Fiscal 2012

D&A as a percentage of revenue increased to 7.5% for fiscal 2012 from 6.9% for fiscal 2011. The increase in the fiscal 2012 ratio was driven by all three segments. The BSS ratio increased due to higher amortization expense associated with the acquired iSOFT intangible and tangible assets. The higher MSS ratio is due to higher capital expenditure on outsourcing contracts. The higher NPS ratio is due to higher fixed asset purchases on certain of its contracts, as well as amortization of acquired intangible assets from fiscal 2012 and 2011 acquisitions.

Restructuring Costs

During fiscal 2013, the Company continued its efforts to reduce its staffing and facility costs and engaged in additional restructuring actions that were first commenced in the fourth quarter of fiscal 2012. The fiscal 2013 actions (the "Fiscal 2013 Plan") related primarily to reducing headcount in order to align resources to support business needs, including assessment of management span of control and layers, and further increase the use of lower cost off-shore resources. In contrast, the fiscal 2012 restructuring efforts (the "Fiscal 2012 Plan") were designed primarily to address excess capacity issues and alignment of workforce with current business needs, primarily in Europe.

Total restructuring costs recorded during fiscal 2013 and 2012 were $264 million and $140 million, respectively. There were no restructuring costs for fiscal 2011. The amounts recorded in fiscal 2013 and 2012 included $22 million and $20 million, respectively, of pension benefit augmentations that were due to certain employees in accordance with legal or contractual obligations and which will be paid out over several years as part of normal pension distributions.

The total fiscal 2013 restructuring costs of $264 million comprised $233 million under the Fiscal 2013 Plan and $31 million under the Fiscal 2012 Plan, as compared to total fiscal 2012 restructuring costs of $140 million.

Of the total restructuring expense recorded for fiscal 2013 of $264 million, $13 million related to NPS, $190 million to MSS, $39 million to BSS, and $22 million to Corporate.

Income from Discontinued Operations

During fiscal 2013, CSC completed the divestiture of three businesses within its BSS segment, reflecting the Company's ongoing service portfolio optimization initiative to focus on next-generation technology services. These divestitures have been presented separately as discontinued operations in the Consolidated Statement of Operations and the prior years have been recast to reflect the divestitures.

The fiscal 2013 income from discontinued operations, net of taxes was $464 million, and included $47 million of net income from the operations of the divestitures and $417 million of gain on disposition, net of taxes from sale of the businesses.The fiscal 2012 income from discontinued operations, net of taxes was $145 million, and included $1 million gain on disposition, net of taxes (see Note 3 to the Consolidated Financial Statements).

During fiscal 2011, CSC completed the divestiture of two businesses within its NPS segment whose ultimate customer was the U.S. federal government. These divestitures resulted in total pre-tax gains of $59 million (after-tax gains of approximately $28 million).

Interest Expense and Interest Income

Fiscal 2013

Interest expense of $183 million in fiscal 2013 increased $8 million compared to fiscal 2012. The higher interest expense was primarily due to the loss of $19 million associated with the early redemption of the 5.50% and 5.00% Senior Notes due 2013, partially offset by lower interest expense associated with the issuances of new Senior Notes (see Note 11 of the Consolidated Financial Statements). Interest income decreased $16 million to $22 million in fiscal 2013 primarily due to reduced average cash balances outside the U.S., primarily in India, where both the rate of interest and average cash balances are typically higher than other non-U.S. jurisdictions.

Fiscal 2012

Interest expense of $175 million in fiscal 2012 increased $8 million compared to fiscal 2011 due to an increase in capital leases in MSS. Interest income increased $1 million to $38 million in fiscal 2012. Higher interest income was primarily due to higher interest earned on cash balances in India during the first two quarters of fiscal 2012.

Other (Income) Expense, Net

The components of other (income) expense, net for fiscal 2013, fiscal 2012, and fiscal 2011 are:

	Twelve Months Ended		
(Amounts in millions)	**March 29, 2013**	**March 30, 2012**	**April 1, 2011**
Foreign currency loss (gain)	$ 17	$ 4	$ (2)
Equity in earnings of unconsolidated affiliates	(9)	(10)	(11)
Other gains	(42)	—	(8)
Total	$ (34)	$ (6)	$ (21)

Fiscal 2013

The foreign currency loss increased $13 million primarily due to movement in the U.S. dollar primarily versus the Indian Rupee, which caused a year-over-year increase in mark-to-market charge of $12 million. The other gains were primarily comprised of the $38 million gain on our sale of Paxus, the Australian staffing business.

Fiscal 2012

Foreign currency loss of $4 million for fiscal 2012 was due to the movements in foreign currency exchange rates, primarily between the U.S. dollar and the Indian rupee, which adversely impacted the Company's foreign currency options. Reduction in other gains is due to fiscal 2011 gains on sale of an investment and non-controlling interest in a business, both of which did not recur in fiscal 2012.

Taxes

The Company's effective tax rate (ETR) on (loss) income from continuing operations for fiscal years 2013, 2012, and 2011 was (7.3)%, (1.9)%, and 23%, respectively. As a global enterprise, our ETR is affected by many factors, including our global mix of earnings, the extent to which those global earnings are indefinitely reinvested outside the U.S., legislation, acquisitions, dispositions, and tax characteristics of our income. Our tax returns are routinely audited and settlements of issues raised in these audits sometimes affect our tax provisions. A reconciliation of the differences between the U.S. federal statutory rate and the ETR, as well as other information about our income tax provision, is provided in Note 10 to the Consolidated Financial Statements. For the tax impact of discontinued operations, see Note 3 to the Consolidated Financial Statements.

In fiscal 2013, the ETR was primarily driven by:

- The Company executed an internal restructuring whereby a significant operating subsidiary was recapitalized. Certain securities issued pursuant to the recapitalization were subsequently sold to a third party. The sale

resulted in the recognition of a capital loss of approximately $640 million, which reduced tax expense and the ETR by $248 million and 51.8%, respectively.

- A valuation allowance recorded for certain of the Company's German subsidiaries related to net operating losses and other net deferred tax assets. The impact to tax expense and the ETR was an increase of $77 million and 16%, respectively.
- An increase in the valuation allowance determined on a tax jurisdictional basis due to several factors including: (i) a shift in the global mix of income which increased tax expense and the ETR by $27.6 million and 5.8%, respectively (ii) capital gains from the sale of certain other assets which decreased tax expense and the ETR by $11.5 million and 2.4%, respectively and (iii) state capital losses and credits not expected to be fully utilized within the carryforward period which increased tax expense and the ETR by $29.6 million and 6.2%, respectively.
- Local losses on investment write-downs in Luxembourg (i) increased the valuation allowance and the ETR by $240.5 million and 50.2%, respectively, and (ii) decreased the foreign rate differential and ETR by $240.5 million and 50.2%, respectively.

In fiscal 2012, the ETR was primarily driven by:

- The Company recorded a $1,485 million charge related to the NHS contract. Following the write-down, a full valuation allowance was established against the net operating losses in the U.K., which resulted in the Company not recording a tax benefit for the NHS charges. This charge and subsequent valuation allowance had a significant impact on the tax expense and ETR of $508 million and 11.3%, respectively.
- The Company recorded a $2,745 million goodwill impairment charge, which was mostly not deductible for tax purposes. This charge resulted in an impact to the tax expense and ETR of $838 million and 18.8%, respectively.
- The Company settled various tax examinations and recognized income tax benefits related to audit settlements (and the expiration of statutes of limitations on audits) of approximately $111 million, which had a favorable impact on the ETR for the fiscal year of 2.5%.
- The Company elected to change the tax status of one of its foreign subsidiaries. This change in tax status resulted in a deemed liquidation for U.S. tax purposes and triggered various deductions, which resulted in an income tax benefit of approximately $32 million and had a favorable impact on the ETR for the fiscal year of 0.7%.

In fiscal 2011, the Company settled a portion of its U.S. federal income tax audit for the fiscal years 2005 through 2007 related specifically to research and development (R&D) credits. This favorable settlement of $68 million had a 7.7% impact on the ETR for the fiscal year ended 2011.

As of March 29, 2013, in accordance with ASC 740, "Income Taxes," the Company's liability for uncertain tax positions was $262 million, including interest of $38 million, penalties of $17 million, and net of tax attributes of $32 million. During the year ended March 29, 2013, the Company accrued interest expense of $7 million ($5 million net of tax) and accrued penalties of $2 million.

The Finance Act of 2012 (the Finance Act) was signed into law in India on May 28th, 2012. The Act provides for the taxation of indirect foreign investment in India, including on a retroactive basis. The Finance Act overrides the recent *Vodafone* ruling by the Supreme Court of India which held that the Indian Tax Authorities cannot assess capital gains taxes on the sale of shares of non-Indian companies that indirectly own shares in an Indian company. The retroactive nature of these changes in law has been strongly criticized. The Finance Act has been challenged in the Indian courts. However, there is no assurance that such a challenge will be successful. CSC has engaged in the purchase of shares of foreign companies that indirectly own shares of an Indian company and internal reorganizations. The Indian tax authorities may seek to apply the provisions of the Finance Act to these prior transactions and seek to tax CSC directly or as a withholding agent or representative assessee of the sellers involved in prior acquisitions. The Company believes that the Finance Act does not apply to these prior acquisitions and that it has strong defenses against any claims that might be raised by the Indian tax authorities.

Earnings (Loss) Per Share and Share Base

Fiscal 2013

Earnings (loss) per share (EPS), on a diluted basis, increased $33.55 to $6.18 in fiscal 2013. This increase in total diluted EPS was comprised of increase in EPS from continuing operations of $31.51 and increase in EPS from discontinued operations of $2.04.

The increase in EPS from continuing operations was primarily due to the adverse fiscal 2012 charges not recurring in fiscal 2013. These fiscal 2012 charges included goodwill impairment of $2,745 million (see Note 9 to the Consolidated Financial Statements), the NHS contract related charge of $1,485 million (see Note 18 to the Consolidated Financial Statements), the settlement charge of $269 million resulting from settlement of claims with the federal government (see Note 19 to the Consolidated Financial Statements) and reduced impact of net adjustments on contracts accounted for under the percentage-of-completion method (see Note 1 to the Consolidated Financial Statements) and asset impairments (see Note 8 to the Consolidated Financial Statements).

The increase in EPS from discontinued operations was primarily due to the gain, net of taxes of $417 million on the disposition of the U.S. based credit services business and enterprise systems integration business in Malaysia and Singapore.

Fiscal 2012

Diluted EPS for fiscal 2012 decreased $32.10 to $(27.37) from $4.73 in fiscal 2011. The decrease in diluted EPS was due to the net loss attributable to CSC common shareholders in fiscal 2012 which was primarily due to the goodwill impairment charge of $2,745 million recorded during the second and third quarters of fiscal 2012 (see Note 9 to the Consolidated Financial Statements), the contract charge associated with the NHS contract of $1,485 million recorded during the third quarter of fiscal 2012 (see Note 18 to the Consolidated Financial Statements), the settlement charge of $269 million that resulted from the settlement of claims with the U.S. federal government during the second quarter of fiscal 2012 (see Note 19 to the Consolidated Financial Statements), and restructuring costs of $140 million recorded during the fourth quarter of fiscal 2012 (see Note 17 to the Consolidated Financial Statements). Delivery issues on certain MSS and NPS contracts resulted in recording forward losses on contracts accounted for under the percentage-of-completion method and asset impairments which also adversely impacted the EPS for fiscal 2012.

Investigations and Out of Period Adjustments

Summary of Audit Committee and SEC Investigations Related to the Out of Period Adjustments

As previously disclosed in fiscal 2012 and fiscal 2011, the Company initiated an investigation into out of period adjustments resulting from certain accounting errors in our Managed Services Sector (MSS) segment, primarily involving accounting irregularities in the Nordic region. Initially, the investigation was conducted by Company personnel, but outside Company counsel and forensic accountants retained by such counsel later assisted in the Company's investigation. On January 28, 2011, the Company was notified by the SEC's Division of Enforcement that it had commenced a formal civil investigation relating to these matters, which investigation has been expanded to other matters subsequently identified by the SEC, including matters specified in subpoenas issued to the Company from time to time by the SEC's Division of Enforcement as well as matters under investigation by the Audit Committee, as further described below. The Company is cooperating in the SEC's investigation.

On May 2, 2011, the Audit Committee commenced an independent investigation into the matters relating to the MSS segment and the Nordic region, matters identified by subpoenas issued by the SEC's Division of Enforcement, and certain other accounting matters identified by the Audit Committee and retained independent counsel to represent CSC on behalf of, and under the exclusive direction of, the Audit Committee in connection with such independent investigation. Independent counsel retained forensic accountants to assist with their work. Independent counsel also represents CSC on behalf of, and under the exclusive direction of, the Audit Committee in connection with the investigation by the SEC's Division of Enforcement.

The Audit Committee's investigation was expanded to encompass (i) the Company's operations in Australia, (ii) certain aspects of the Company's accounting practices within its Americas Outsourcing operation, and (iii) certain of the

Company's accounting practices that involve the percentage-of-completion accounting method, including the Company's contract with the U.K. National Health Service (NHS). In the course of the Audit Committee's expanded investigation, accounting errors and irregularities were identified. As a result, certain personnel have been reprimanded, suspended, terminated and/or have resigned. The Audit Committee determined in August 2012 that its independent investigation was complete. The Audit Committee instructed its independent counsel to cooperate with the SEC's Division of Enforcement by completing production of documents and providing any further information requested by the SEC's Division of Enforcement.

In addition to the matters noted above, the SEC's Division of Enforcement is continuing its investigation involving its concerns with certain of the Company's prior disclosure and accounting determinations with respect to the Company's contract with the NHS and the possible impact of such matters on the Company's financial statements for years prior to the Company's current fiscal year. The Company and the Audit Committee and its independent counsel are investigating these matters and are continuing to cooperate with the SEC's Division of Enforcement in its investigation of prior disclosures of the Company's contract with the NHS. The SEC's investigative activities are ongoing.

In addition, the SEC's Division of Corporation Finance has issued comment letters to the Company requesting, among other things, additional information regarding its previously disclosed adjustments in connection with the above-referenced accounting errors, the Company's conclusions relating to the materiality of such adjustments, and the Company's analysis of the effectiveness of its disclosure controls and procedures and its internal control over financial reporting. The SEC's Division of Corporation Finance's comment letter process is ongoing, and the Company is continuing to cooperate with that process.

The investigation being conducted by the SEC's Division of Enforcement and the review of our financial disclosures by the SEC's Division of Corporation Finance are continuing and could identify other accounting errors, irregularities or other areas of review. As a result, we have incurred and may continue to incur significant legal and accounting expenditures. We are unable to predict how long the SEC's Division of Enforcement's investigation will continue or whether, at the conclusion of its investigation, the SEC will seek to impose fines or take other actions against the Company. In addition, we are unable to predict the timing of the completion of the SEC's Division of Corporation Finance's review of our financial disclosures or the outcome of such review. Publicity surrounding the foregoing or any enforcement action as a result of the SEC's investigation, even if ultimately resolved favorably for us, could have an adverse impact on the Company's reputation, business, financial condition, results of operations or cash flows. The Company is unable to estimate any possible loss or range of loss associated with these matters.

Out of Period Adjustments Financial Impact Summary

Cumulative Impact of Out of Period Adjustments

The rollover impact on income (loss) from continuing operations before taxes of the recorded out of period adjustments in fiscal 2013, 2012 and 2011 is attributable to the following prior fiscal years:

	Increase/(Decrease)			
(Amounts in millions)	**Fiscal 2011 Adjustments**	**Fiscal 2012 Adjustments**	**Fiscal 2013 Adjustments**	**Total Adjustments**
Fiscal 2013	$ —	$ —	$ 6	$ 6
Fiscal 2012	—	79	7	86
Fiscal 2011	52	(29)	(22)	1
Fiscal 2010	(48)	(9)	14	(43)
Prior fiscal years (unaudited)	(4)	(41)	(4)	(49)

See Note 16 for a summary of the effect of the pre-tax out of period adjustments on the Company's segment results for fiscal 2013, 2012 and 2011.

Fiscal 2013 Adjustments Financial Impact Summary

During fiscal 2013, the Company identified and recorded net adjustments decreasing income from continuing operations before taxes by $6 million that should have been recorded in prior fiscal years. This net impact on income from continuing operations before taxes for fiscal 2013 is comprised of the following:

- net adjustments decreasing fourth quarter pre-tax income by $9 million resulting primarily from the correction of inappropriately capitalized operating costs originating from MSS, a software revenue recognition correction originating from the Company's Business Solutions and Services (BSS) segment and the correction of understated payroll and related expenses at Corporate;
- net adjustments decreasing third quarter pre-tax income by $1 million primarily resulting from the correction of useful lives of property and equipment in service at a BSS contract that were inconsistent with established CSC accounting conventions;
- net adjustments increasing second quarter pre-tax income by $5 million primarily resulting from the correction of accounting errors identified by the Company related to costs incurred under the NHS contract (see below for more discussion of out of period adjustments related to the Company's NHS contract); and
- net adjustments decreasing first quarter pre-tax income by $1 million primarily resulting from the corrections of fiscal 2012 revenue recognized on a software contract in the Company's BSS segment, corrections of fiscal 2012 restructuring cost accruals originating primarily from the Company's BSS and MSS segments and corrections to record adjustments originating primarily from the Company's North American Public Sector (NPS) and MSS segments that were identified late in the close process but not included in the Company's consolidated fiscal 2012 financial statements.

Adjustments recorded during fiscal 2013 that should have been recorded in prior fiscal years increased income from continuing operations by $7 million. This increase is attributable to the tax effect of the adjustments described above and $5 million of discrete tax benefits that should have been recorded in prior fiscal years. The discrete tax benefits are primarily attributable to the adjustment of the deferred tax liability related to intellectual property assets.

NHS

As previously disclosed in fiscal 2012 and in the first quarter of fiscal 2013, the Company had identified certain additional items related to the investigation of the Company's use of the percentage-of-completion accounting method used on the NHS contract. During the second quarter of fiscal 2013, based on its analysis of these items, the Company recorded net credits of $9 million in pre-tax out of period adjustments impacting prior fiscal years. During the third quarter of fiscal 2013, the Company identified additional prior period errors. Such errors identified in the third quarter, which were self-correcting in the third quarter of fiscal 2012, have no impact on income from continuing operations before taxes for fiscal 2013. The accounting errors identified during fiscal 2013 are primarily related to either costs incurred under the contract or the estimation of contract revenues and costs at completion, which resulted in the overstatement of income from continuing operations before taxes. The Company has concluded that there is no cumulative impact of this overstatement as a result of the $1.5 billion specified contract charge recorded as of December 30, 2011 being overstated by the same amount.

The Company has concluded that the errors identified during fiscal 2013 do not appear to have any impact on amounts charged to the NHS. Based on information provided by independent counsel, the Company believes that a small portion of such adjustments should be characterized as intentional accounting irregularities. The impact on income (loss) from continuing operations before taxes of the out of period adjustments identified in fiscal 2013 related to the Company's NHS contract is attributable to the following prior fiscal years:

	Increase/(Decrease)
(Amounts in millions)	**Fiscal 2013 Adjustments**
Fiscal 2013	$ (9)
Fiscal 2012	10
Fiscal 2011	(15)
Fiscal 2010	18
Prior fiscal years (unaudited)	(4)

The following table summarizes the cumulative effect on net income attributable to CSC common shareholders of the consolidated out of period adjustments recorded during fiscal 2013 under the rollover method. The amounts noted below also include certain adjustments that only impacted quarters (unaudited) within fiscal 2013 but had no net impact on the full year fiscal 2013 results:

	Fiscal 2013				
	Quarter Ended				
(Amounts in millions)	June 29, 2012	September 28, 2012	December 28, 2012	March 29, 2013	Total
NHS adjustments	$ —	$ (9)	$ —	$ —	$ (9)
Other adjustments	3	12	4	(4)	15
Effect on income from continuing operations before taxes	3	3	4	(4)	6
Taxes on income	(2)	(1)	(4)	(1)	(8)
Other income tax adjustments	(2)	—	(2)	(1)	(5)
Effect on income from discontinued operations, net of taxes	—	—	(28)	28	—
Effect on net income attributable to CSC common shareholders	$ (1)	$ 2	$ (30)	$ 22	$ (7)

Out of period adjustments recorded in fiscal 2013 had the following impact on select line items of the Consolidated Statements of Operations for the twelve months ended March 29, 2013 under the rollover method:

	Twelve Months Ended March 29, 2013		
(Amounts in millions, except per-share amounts)	As Reported	Adjustments Increase/ (Decrease)	Amount Adjusted for Removal of Errors
Revenues	$ 14,993	14	$ 15,007
Costs of services (excludes depreciation and amortization and restructuring costs)	11,851	6	11,857
Selling, general and administrative (excluding restructuring costs)	1,195	(1)	1,194
Depreciation and amortization	1,076	(2)	1,074
Restructuring costs	264	5	269
Interest expense	183	—	183
Other (income) expense	(34)	—	(34)
Income from continuing operations before taxes	480	6	486
Taxes on income	(35)	13	(22)
Income from continuing operations	515	(7)	508
Income from discontinued operations, net of taxes	464	—	464
Net income attributable to CSC common shareholders	961	(7)	954
EPS – Diluted			
Continuing operations	$ 3.20	$ (0.04)	$ 3.16
Discontinued operations	2.98	—	2.98
Total	$ 6.18	$ (0.04)	$ 6.14

The out of period adjustments affecting income from continuing operations before taxes during the twelve months ended March 29, 2013 under the rollover method are related to the following consolidated balance sheet line items:

- Accounts receivable ($1 million decrease);
- Prepaid expenses and other current assets ($15 million increase);
- Outsourcing contract costs ($1 million decrease);
- Other assets ($6 million decrease);
- Property and equipment ($5 million decrease);
- Accrued payroll and related costs ($9 million increase);
- Accrued expenses and other current liabilities ($12 million decrease); and
- Deferred revenue ($13 million increase).

The Company has determined that the impact of the consolidated out of period adjustments recorded in fiscal 2013 is immaterial to the consolidated results, financial position and cash flows for fiscal 2013 and prior years. Consequently, the cumulative effect of these adjustments was recorded during fiscal 2013.

Fiscal 2012 Adjustments Financial Impact Summary

As previously disclosed, during fiscal 2012, the Company recorded various pre-tax adjustments that should have been recorded in prior fiscal years. The aggregate fiscal 2012 adjustments increased the loss from continuing operations before taxes by $79 million ($63 million net of tax) and were comprised of $13 million of charges relating to operations in the Nordic region, $23 million of charges relating to the Company's operations in Australia, and $25 million of charges originating from the NHS contract in the Company's BSS segment. Additionally, $16 million and $2 million of charges were recorded in the NPS segment and other operations of the Company, respectively. The fiscal 2012 out of period adjustments primarily related to the Company's MSS and BSS segments, with $37 million and $26 million of adjustments within MSS and BSS, respectively. Further adjustments were identified and recorded in fiscal 2013 related to fiscal 2012 that increased the net error by $7 million.

Nordic Region

The Company attributes the $13 million in pre-tax adjustments recorded in the Nordic region in fiscal 2012 to miscellaneous errors and not to any accounting irregularities or intentional misconduct other than a $1 million operating lease adjustment noted in the first quarter of fiscal 2012 which was a refinement of an error previously corrected and reported in fiscal 2011.

Australia

As previously disclosed, in the course of the Australia investigation initiated in fiscal 2012, accounting errors and irregularities were identified. As a result, certain personnel in Australia have been reprimanded, terminated and/or resigned. The Company attributes the $23 million of pre-tax adjustments recorded in fiscal 2012 to either intentional accounting irregularities (intentional irregularities) or other accounting errors (Other Errors). Other Errors include both unintentional errors and errors for which the categorization is unclear. The categorizations were provided to the Company through the independent investigation. The impact of the adjustments on income (loss) from continuing operations before taxes is attributable to the following prior fiscal years:

	Increase/(Decrease)				
(Amounts in millions)	**Fiscal 2008 & Prior (unaudited)**	**Fiscal 2009 (unaudited)**	**Fiscal 2010**	**Fiscal 2011**	**Total**
Intentional irregularities	$ 10	$ (7)	$ (4)	$ 1	$ —
Other Errors	(7)	(16)	3	(3)	(23)
	$ 3	$ (23)	$ (1)	$ (2)	$ (23)

NHS

As previously disclosed, in fiscal 2012, $25 million of out of period adjustments reducing income from continuing operations related to the Company's NHS contract were identified and recorded. During the course of the investigation in fiscal 2012 of the percentage-of-completion accounting method used on the Company's NHS contract, certain accounting errors were identified related to costs incurred under the contract, which resulted in errors in the recognition of income from continuing operations that would have reduced by approximately $24 million the $1.5 billion write-off recorded by the Company in the third quarter of fiscal 2012. Although the Company has concluded that these errors do not appear to have any impact on amounts charged to the NHS, the errors have impacted the operating income recognized on the NHS contract. The exclusion of certain costs incurred under the contract caused the estimated margin at completion, which determines the operating income that is booked when revenue milestones are achieved, to be overstated. Although the Company has concluded that there is no cumulative impact as a result of the $1.5 billion charge relating to the NHS contract recorded as of December 30, 2011, operating income from fiscal year 2007 through and including fiscal 2011 has been overstated by a total of approximately $24 million and, therefore, the charge taken by the Company as of December 30, 2011 was overstated by approximately the same amount.

Certain additional items had been identified related to the NHS contract that could have had an effect on the amount and the allocation of the out of period adjustments for fiscal 2012 and prior fiscal years. These additional items were subject to further investigation and therefore were not recorded in fiscal 2012. See our discussion of fiscal 2013 adjustments above for further information regarding the impact of such items.

Certain CSC finance employees based in the U. K. were aware prior to fiscal 2012 of the aforementioned errors, but those employees failed to appropriately correct the errors. Therefore, the Company has classified these errors as intentional. Such categorization was provided to the Company through the independent investigation. As a result, certain personnel have been suspended.

The impact on income (loss) from continuing operations before taxes of the $25 million of out of period adjustments identified in fiscal 2012 related to the Company's NHS contract is attributable to the following prior fiscal years:

	Increase/(Decrease)
(Amounts in millions)	**Fiscal 2012 Adjustments**
Fiscal 2012	$ 25
Fiscal 2011	(7)
Fiscal 2010	(4)
Prior fiscal years (unaudited)	(14)

NPS

As previously reported, in fiscal 2012 the Company identified and recorded pre-tax adjustments reducing income from continuing operations before taxes by $16 million. Such adjustments were identified by the Company and were primarily related to the percentage-of-completion accounting adjustments.

Americas Outsourcing

As previously disclosed, in the course of the independent investigation of Americas Outsourcing accounting practices, accounting conventions used by Americas Outsourcing relating to intraperiod cost allocations were determined to be unintentional accounting errors. The errors did not have an impact on a fiscal year basis. The Company also determined that other operating units employed similar practices and made necessary corrections.

The following table summarizes the cumulative effect on the fiscal 2012 net loss attributable to CSC common shareholders of the consolidated out of period adjustments recorded during fiscal 2012 and fiscal 2013 under the rollover method. The amounts noted below also include certain adjustments that only impacted quarters (unaudited) within fiscal 2012, but had no net impact on the full year fiscal 2012 results:

(Amounts in millions)	Fiscal 2012 Quarter Ended July 1, 2011	September 30, 2011	December 30, 2011	March 30, 2012	Total
Operating costs inappropriately capitalized	$ 1	$ —	$ —	$ —	$ 1
Misapplication of US GAAP	1	(1)	2	(1)	1
Miscellaneous errors	2	7	—	2	11
Total Nordic adjustments	4	6	2	1	13
Operating costs inappropriately capitalized	—	11	—	—	11
Misapplication of US GAAP	—	8	—	1	9
Miscellaneous errors	—	2	2	(1)	3
Total Australia adjustments	—	21	2	—	23
NHS adjustments	(2)	(2)	46	(7)	35
NPS adjustments	3	1	(5)	11	10
Other adjustments	2	(11)	5	9	5
Effect on income (loss) from continuing operations before taxes	7	15	50	14	86
Taxes on income	(2)	(3)	(2)	(4)	(11)
Other income tax adjustments	1	14	(10)	(5)	—
Effect on net income (loss) attributable to CSC common shareholders	$ 6	$ 26	$ 38	$ 5	$ 75

Out of period adjustments recorded during fiscal 2012 and fiscal 2013 had the following impact on select line items of the Consolidated Statements of Operations for the twelve months ended March 30, 2012 under the rollover method:

(Amounts in millions, except per-share amounts)	Twelve Months Ended March 30, 2012 As Reported	Adjustments Increase/ (Decrease)	Amount Adjusted for Removal of Errors
Revenues	$ 15,364	$ 56	$ 15,420
Costs of services (excludes depreciation and amortization, specified contract charge, settlement charge and restructuring costs)	13,019	(27)	12,992
Cost of services – specified contract charge (excludes amount charged to revenue of $204)	1,281	3	1,284
Selling, general and administrative (excludes restructuring costs)	1,128	2	1,130
Depreciation and amortization	1,147	(2)	1,145
Restructuring costs	140	(5)	135
Interest expense	175	(3)	172
Other (income) expense	(6)	2	(4)
Loss from continuing operations before taxes	(4,454)	86	(4,368)
Taxes on income	(84)	11	(73)
Loss from continuing operations	(4,370)	75	(4,295)
Income from discontinued operations, net of taxes	145	—	145
Net loss attributable to CSC common shareholders	(4,242)	75	(4,167)
EPS – Diluted			
Continuing operations	$ (28.31)	$ 0.48	$ (27.83)
Discontinued operations	0.94		0.94
Total	$ (27.37)	$ 0.48	$ (26.89)

The out of period adjustments affecting loss from continuing operations before taxes during the twelve months ended March 30, 2012 under the rollover method are related to the following consolidated balance sheet line items:

- Accounts receivable ($66 million decrease);
- Prepaid expenses and other current assets ($44 million increase);
- Other assets ($6 million increase);
- Property and equipment ($29 million decrease);
- Accrued payroll and related costs ($2 million decrease);
- Accrued expenses and other current liabilities ($46 million increase); and
- Deferred revenue ($3 million decrease).

The Company has determined that the impact of the consolidated out of period adjustments recorded in fiscal 2012 and fiscal 2013 is immaterial to the consolidated results, financial position and cash flows for fiscal 2012 and prior years. Consequently, the cumulative effect of these adjustments was recorded during fiscal 2012 and fiscal 2013.

Fiscal 2011 Adjustments Financial Impact Summary

As previously reported, during fiscal 2011, the Company recorded $52 million of pre-tax adjustments that should have been recorded in prior fiscal years. The total out of period adjustments recorded in fiscal 2011 were comprised of $92 million of charges reducing income from continuing operations before taxes originating out of the Company's MSS operations in the Nordic region, and $40 million of adjustments increasing income from continuing operations before taxes, with $36 million of the $40 million within MSS. Further adjustments were identified and recorded in fiscal 2012 and 2013 related to fiscal 2011 that reduced the net error by $29 million and $22 million, respectively.

Nordic Region

As noted above, during fiscal 2011, the Company commenced an investigation into accounting irregularities in the Nordic region. Based upon the Company's investigation, review of underlying documentation for certain transactions and balances, review of contract documentation and discussions with Nordic personnel, the Company attributes the majority of the $92 million of pre-tax adjustments recorded in the Nordic region in fiscal 2011 to accounting irregularities arising from suspected intentional misconduct by certain former employees in our Danish subsidiaries. These accounting irregularities included the inappropriate capitalization of operating costs, the misapplication of U.S. GAAP and miscellaneous errors.

The following table summarizes the cumulative effect on the fiscal 2011 net income attributable to CSC common shareholders of the consolidated out of period adjustments recorded during fiscal 2011, 2012 and 2013. The amounts noted below also include certain adjustments that only impacted quarters (unaudited) within fiscal 2011, but had no net impact on the full year fiscal 2011 results:

(Amounts in millions)	Fiscal 2011 Quarter Ended July 2, 2010	October 1, 2010	December 31, 2010	April 1, 2011	Total
Operating costs inappropriately capitalized	$ 15	$ 38	$ 8	$ 6	$ 67
Misapplication of US GAAP	4	3	6	(1)	12
Miscellaneous errors	1	(1)	9	(2)	7
Total Nordic adjustments	20	40	23	3	86
Operating costs inappropriately capitalized	—	(1)	(1)	—	(2)
Misapplication of US GAAP	—	1	3	(1)	3
Miscellaneous errors	(4)	5	(2)	(3)	(4)
Total Australia adjustments	(4)	5	—	(4)	(3)
NHS adjustments	(10)	(2)	(5)	(5)	(22)
NPS adjustments	4	2	(10)	(7)	(11)
Other adjustments	(9)	(8)	(18)	(14)	(49)
Effect on income from continuing operations before taxes	1	37	(10)	(27)	1
Taxes on income	4	1	9	10	24
Other income tax adjustments	(1)	(13)	(6)	18	(2)
Effect on net income attributable to CSC common shareholders	$ 4	$ 25	$ (7)	$ 1	$ 23

Out of period adjustments recorded during fiscal 2011, 2012 and 2013 had the following impact on select line items of the Consolidated Statements of Operations for the twelve months ended April 1, 2011 under the rollover method:

(Amounts in millions, except per-share amounts)	Twelve Months Ended April 1, 2011 As Reported	Adjustments Increase/ (Decrease)	Amount Adjusted for Removal of Errors
Revenues	$ 15,582	$ 1	$ 15,583
Costs of services (excludes depreciation and amortization)	12,578	(4)	12,574
Selling, general and administrative	949	1	950
Depreciation and amortization	1,068	3	1,071
Interest expense	167	—	167
Other (income) expense	(21)	—	(21)
Income from continuing operations before taxes	878	1	879
Taxes on income	202	(22)	180
Income from continuing operations	676	23	699
Income from discontinued operations, net of taxes	83	—	83
Net income attributable to CSC common shareholders	740	23	763
EPS – Diluted			
Continuing operations	$ 4.20	$ 0.15	$ 4.35
Discontinued operations	0.53	—	0.53
Total	$ 4.73	$ 0.15	$ 4.88

The Company has determined that the impact of the consolidated out of period adjustments recorded in fiscal 2013, 2012, and 2011 is immaterial to the consolidated results, financial position and cash flows for fiscal 2011 and prior years. Consequently, the cumulative effect of these adjustments was recorded during fiscal 2011.

Contract with the U.K. National Health Service

Reference is hereby made to CSC's Form 10-Q for the quarters ended September 28, 2012 and December 28, 2012 for previously disclosed information concerning CSC's contract with the NHS relating to an integrated electronic patient records system. Historical background is also presented below.

Interim Agreement Contract Change Note

On August 31, 2012, the Company and the NHS entered into a binding interim agreement which has been approved by all required U.K. government officials ("interim agreement contract change note" or "IACCN"). The IACCN, which is described in greater detail below, amended the terms of the parties' then current contract under which the Company has developed and deployed an integrated patient records system using the Company's Lorenzo Regional Care software product. On March 28, 2013, the Company and the NHS signed a letter agreement that modified certain financial terms of the IACCN. The IACCN, and such letter agreement, forms the basis on which the parties will subsequently finalize a full restatement of the contract through a revised project agreement. The revised project agreement will consolidate the three regional contracts which comprise the Company's NHS contract into a single agreement. CSC and the NHS are in the process of negotiating the revised project agreement.

Under the IACNN, the parties redefined the scope of the Lorenzo products and established deployment and ongoing service pricing. CSC will deliver additional Lorenzo implementations based on demand from individual NHS trusts. A more flexible arrangement than under the contract terms existing prior to the IACCN has been established for these trusts to combine additional clinical modules with the core care management functionality of the Lorenzo solution to meet their specific requirements. CSC and the NHS also agreed to a process for trusts which wish to take the Lorenzo products within the NHS-designated North, Midlands and East regions of England (NME) to obtain central funding from the U.K. Department of Health for implementation of the Lorenzo products. Separately, CSC may offer the Lorenzo solution throughout the rest of England where trusts select CSC's solutions through separate competitive processes. Under the IACCN, the NHS is no longer subject to trust volume commitments and CSC has agreed to non-exclusive deployment rights in its designated regions. New trusts taking deployments of the Lorenzo product will receive ongoing managed services from CSC for a period of five years from the date of Lorenzo deployment by such trust, provided deployment is complete or substantially complete by July 2016. Beyond its Lorenzo offerings, CSC continues to provide a wide range of other solutions and services to the NHS, including general practitioner, ambulance and community systems, digital imaging and other related services.

Pursuant to the letter agreement signed on March 28, 2013, the parties agreed to modify a small number of financial terms of the IACCN and the NHS confirmed it would make a change compensation payment in accordance with the terms of the IACCN. The NHS paid the change compensation payment of £10 million ($15 million) net of value added tax to CSC on March 28, 2013 in full and final satisfaction of all costs and claims by CSC arising from changes to Lorenzo that CSC delivered up to a certain version of the product, in addition to a small number of other changes.

Historical Background Concerning NHS Contract

The Company and the NHS are parties to a contract (originally having a value of £2.9 billion or approximately $5.4 billion at originally announced exchange rates) under which the Company has developed and deployed an integrated electronic patient records system. The NHS contract was amended in April 2009 and the parties entered into variation agreements subsequent to the 2009 amendment agreeing to various operational terms and conditions. The 2009 amendment included mutual releases of all claims existing at the time of the amendment.

In 2010, as part of the U.K. government's austerity program and to address delays in development and deployments, the Company and the NHS discussed modification of the contract scope in order to reduce the total contract value by £500 million. During the fourth quarter of fiscal year 2011, additional scope modification and total contract value reduction were discussed, bringing the combined total contract value reductions to £764 million, which would have reduced the total contract value to approximately £2.1 billion or $3.2 billion (at the March 29, 2013 exchange rate). Terms related to this scope modification and contract value reduction were included in a negotiated but unsigned non-binding memorandum of understanding (MOU), which MOU included a legally binding standstill agreement which provided that, while the parties were negotiating a contract amendment to implement the terms of the MOU, neither party would pursue any claims against the other party. Negotiation of the terms of the MOU was confirmed by the NHS to be substantially completed in May 2011, but CSC was subsequently informed by the NHS in December 2011 that neither the MOU nor the related contract amendment then under discussion would be approved by the U.K. government.

Based on subsequent discussions between CSC and the NHS regarding proposals advanced by both parties reflecting significant scope modifications, a reduced commitment by the NHS for deployment of the Lorenzo software product, revised delivery and payment terms, payments by the NHS for CSC-incurred costs and commitment and contract value reductions that differed materially from those contemplated by the MOU, on March 2, 2012, CSC and the NHS entered

into a non-binding letter of intent that included the statement of principles that would serve as the basis for an interim agreement between the parties. The letter of intent contemplated that under the interim agreement, the NHS would provide a commitment of a certain number of trusts to receive the Lorenzo software product, and the Lorenzo product was redefined into deployment units categorized as "Base Product" and "Additional Product" (in each case, as described below) for pricing purposes. The letter of intent also included a standstill agreement related to the Lorenzo product. While the parties originally intended to conclude a binding interim agreement by June 29, 2012, no agreement was reached by that date. On May 31, 2012, the standstill agreement was extended to August 31, 2012. On August 31, 2012, the parties entered into the IACCN. On March 28, 2013, the Company and the NHS signed a letter agreement that modified certain financial terms of the IACNN.

Principal Components of IACCN

The IACCN sets the terms relating to the delivery of the Lorenzo product and associated services as described below.

The key terms introduced by the IACCN are as follows:

1. Under contract terms existing prior to the IACCN, the NHS was committed to purchase the Lorenzo product for multiple trusts. In addition, the Company was the exclusive supplier of such software products and related services to two out of the three regions of the U.K. covered by the existing contract. Under the IACCN, the NHS is no longer subject to any trust volume commitment for the Lorenzo product (there were no changes in quantities for non-Lorenzo deployments), and the Company agreed to non-exclusive deployment rights for all products and services in those regions in which it previously enjoyed exclusivity. As a result, the individual trusts can choose third-party software vendors other than CSC to provide a software solution. CSC and the NHS have also agreed to a process for trusts which wish to take the Lorenzo products within the NME regions to obtain central funding from the U.K. Department of Health for implementation of the Lorenzo products. In addition, CSC may offer the Lorenzo solution throughout the rest of England where trusts select CSC's solutions through a separate competitive process.

2. The IACCN creates pricing and payment terms for the Lorenzo product and new terms under which trusts in the contract's NME region that choose the Lorenzo product can access central funds for its deployment, subject to business case justification. While the funding is provided by the NHS, there is a far greater degree of interaction with the trusts under the IACCN, as the Company works with each individual trust to build a business case and seek NHS approval and central funding to proceed.

3. The IACCN has not materially altered the terms relating to non-Lorenzo products. The Company will continue to provide non-Lorenzo deployment, hosting and maintenance services in accordance with contract terms in existence prior to the IACCN. The deployment of the non-Lorenzo products is expected to be completed or substantially completed by fiscal 2015.

4. Under the IACCN, the Lorenzo product is redefined for pricing purposes, with Lorenzo Regional Care comprising the "Base Product," consisting of seven deployment units (or modules) and the "Additional Product," consisting of three other modules. The parties agreed that six of the Base Product's modules had completed the necessary NHS assurances and were ready to deploy to further trusts as of August 31, 2012. The remaining module of the Base Product was similarly accepted by the NHS as complete and ready to deploy to further trusts in early September 2012. The Additional Product's three modules are expected to complete NHS assurance during 2013. Although the NHS assurance of the Base Product's seven modules is complete and the Company and the NHS are committed to complete the assurance of the Additional Product modules, neither the NHS nor any trust is obligated to purchase or deploy any of those modules.

5. New trusts taking deployments of the Lorenzo product will receive ongoing managed services from the Company for a period of five years from the date such deployment is complete, provided deployment is complete or substantially complete by July 7, 2016. The services include hosting of the software and trust data at the Company's data center as well as support and maintenance, including regulatory updates and other changes over the term of the contract. Under contract terms existing prior to the IACCN, all services were to expire upon the end of the contract term of July 7, 2016, subject to an optional one year extension and an exit transition period.

Accounting

Prior to the IACCN, the NHS contract has been accounted for using the percentage-of-completion method based on management's best estimates of total contract revenue and costs. Based on then existing circumstances, CSC revised its estimate of revenues and costs at completion during the third quarter of fiscal 2012 to include only those revenues reasonably assured of collection. As a result of that change, the Company recorded a $1.5 billion contract charge in that quarter, resulting in no material remaining net assets.

The terms of the IACCN represent a significant modification to the prior agreement, including a significant reduction in additional product development and elimination of any commitment by the NHS to future Lorenzo deployments and the Company's exclusivity rights in two of the three contract regions. The Company concluded that it will account for the IACCN as a new contract and will recognize revenue as a services arrangement. Revenue recognition for each trust deployment will begin at the start of the trust's hosting period. Payments from the NHS for deployment of systems will be deferred and recognized over the service period. Direct costs incurred for deployment activities will be deferred and amortized to expense over the service period as well. The total up-front consideration of £78 million ($126 million), including the £68 million ($110 million) net settlement payment and a £10 million ($16 million) escrow release, is primarily attributed to future Lorenzo deployments and will be deferred and recognized as revenue ratably over the term of the contract ending July 2016.

The £10 million ($15 million) payment received on March 28, 2013, as well as future consideration not noted above, when and if earned, will be deferred and amortized over the longer of the term of the contract or the estimated performance period.

Financial Condition

Cash Flows

Amounts in millions	Fiscal 2013	Fiscal 2012	Fiscal 2011
Net cash from operations	$ 1,119	$ 1,176	$ 1,564
Net cash provided by (used in) investing	456	(1,308)	(892)
Net cash used in from financing	(589)	(581)	(1,676)
Effect of exchange rate changes on cash and cash equivalents	(25)	(31)	57
Net increase (decrease) in cash and cash equivalents	961	(744)	(947)
Cash and cash equivalents at beginning of year	1,093	1,837	2,784
Cash and cash equivalents at end of year	$ 2,054	$ 1,093	$ 1,837

Operating Cash Flow

Net cash provided by operating activities for fiscal 2013 of $1,119 million decreased $57 million as compared to fiscal 2012. The decrease was primarily due to higher pension plan funding of $500 million, restructuring payments of $166 million, and non-recurrence of cash inflow of $277 million received in the third quarter of fiscal 2012 in connection with settlement of claims with the U.S. government. These decreases were partially offset by a year-over-year favorable impact of $450 million associated with the NHS contract as described below, lower payroll-related payments of $340 million reflecting lower headcount, and higher cash collections from customers.

The year-over-year favorable cash impact associated with the NHS contract in fiscal 2013 was due to the second quarter receipt of $185 million, $110 million in relation to the settlement agreement (see Note 18 to the Consolidated Financial Statements) and $75 million primarily related to the achievement of a milestone during the first quarter, and non-recurrence of the fiscal 2012 repayment to the NHS of $265 million.

For fiscal 2012, net cash from operating activities of $1,176 million decreased $388 million as compared to fiscal 2011. The decrease is primarily due to higher payroll and related costs primarily due to the fiscal 2012 acquisitions and repayment of NHS advance contract payments (see Note 18 to the Consolidated Financial Statements), partially offset by receipt of cash upon settlement of claims with the U.S. government (see Note 19 to the Consolidated Financial Statements) and reduced cash taxes.

Investing Cash Flow

Net cash provided by investing activities for fiscal 2013 of $456 million increased $1,764 million compared to fiscal 2012. The increase is primarily due to net proceeds of $1,108 million from the fiscal 2013 divestitures (see Note 3 to the Consolidated Financial Statements), less net cash used for purchase of property and equipment and software and payment of outsourcing costs of $324 million, and less cash used for acquisitions of $340 million.

Net cash used in investing activities for fiscal 2012 of $1.3 billion increased $416 million compared to fiscal 2011. The increase is primarily due to an increase in payments for business acquisitions of $216 million, and higher expenditures on software of $63 million. These increases were partially offset by lower purchases of property and equipment of $94 million, lower proceeds from the sale of property and equipment of $94 million, and lower proceeds from two divestitures of $117 million in fiscal 2011, which did not recur in fiscal 2012.

Financing Cash Flow

Net cash used in financing activities in fiscal 2013 was $589 million, an increase of $8 million from fiscal 2012. The increase was primarily due to share repurchases of $283 million, higher payments to non-controlling interests of $12 million, and higher debt issuance costs of $8 million, partially offset by higher net proceeds from borrowings of $263 million and higher proceeds from stock options of $40 million. The higher net proceeds from borrowings comprised proceeds from the issuance of new long-term debt of $1,065 million, partially offset by net repayments on borrowings of $802 million.

Net cash used in financing activities in fiscal 2012 was $581 million, a decrease of $1,095 million from fiscal 2011. This decrease was primarily due to repayment of $1.5 billion related to a credit facility in the third quarter of fiscal 2011, partially offset by higher repayments on capital leases and other long-term debt.

Liquidity and Capital Resources

Cash and cash equivalents were $2,054 million at March 29, 2013 and $1,093 million at March 30, 2012. Of the total cash at March 29, 2013, $1,120 million was held outside of the U.S. It is generally management's intent to permanently reinvest earnings of its foreign operations. However, if these funds are needed for our U.S. operations, the Company can repatriate a substantial amount of cash to the U.S. through settlement of inter-company loans in a tax efficient manner. Should the Company determine to repatriate cash as dividends, it would be required to accrue and pay additional U.S. taxes. The cash held outside of the U.S. can be used to fund acquisitions, such as the fiscal 2012 acquisitions of iSOFT and AppLabs.

At the end of fiscal 2013, CSC's ratio of debt to total capitalization was 46.4%, a decrease from 49.2% at the end of fiscal 2012. The decrease in the debt to total capitalization ratio was primarily the result of an increase in total equity associated with the fiscal 2013 net income of $979 million. The following table summarizes the Company's debt to total capitalization ratios as of fiscal year end 2013 and 2012:

Amount in millions	March 29, 2013	March 30, 2012
Debt	$ 2,732	$ 2,740
Equity	3,160	2,834
Total capitalization	$ 5,892	$ 5,574
Debt to total capitalization	46.4%	49.2%

At March 29, 2013, the Company had $234 million of short-term borrowings and current maturities of long-term debt, and $2,498 million of long-term debt. There were no borrowings outstanding against the Company's commercial paper program and no amounts were drawn under the Company's committed revolving credit facility (see Note 11 to the Consolidated Financial Statements).

During the second quarter of fiscal 2013, the Company raised $700 million from the issuance of $350 million 2.50% Senior Notes and of $350 million 4.45% Senior Notes, and drew down $250 million against its new term loan credit facility. In the third quarter, the proceeds from new borrowings, plus available cash, were used to fund the early redemption of

$700 million 5.50% term notes due March 2013 and of $300 million 5.00% term notes due February 2013. The early redemption of $1 billion of term notes resulted in a $19 million loss that was charged to interest expense.

The Company's committed revolving line of credit of $1.5 billion serves as liquidity support for the Company's commercial paper program. Both the revolving credit facility and the term loan credit facility require the Company to maintain certain financial covenants and the Company was in compliance with these requirements as of March 29, 2013.

During the fourth quarter, the Company raised $125 million through a structured finance arrangement by selling its interest in the security instruments of a consolidated subsidiary. In this negotiated arrangement, the Company sold its interest in a British pound note receivable and mandatorily redeemable preferred stock of a consolidated subsidiary to a financial institution. The Company's interest in the note receivable due 2018 and its interest in the 3.48% mandatorily redeemable preferred stock due 2023, were sold for total cash consideration of £41 million ($62 million as of March 29, 2013) and $63 million, respectively.

During fiscal 2013, the Company divested four non-core businesses and received net proceeds of $1,108 million. The Company used the proceeds from these divestitures to incrementally fund its U.S. and Canadian pension plan trusts by $500 million, repurchase common shares as described below, and fund its restructuring program. Although the divestitures will cause a reduction of future cash flows, any shortfalls are expected to be partially offset by the benefits to be realized from the Company's ongoing restructuring program.

On December 13, 2010, CSC's Board of Directors approved a share repurchase program authorizing up to $1.0 billion in share repurchases of the Company's outstanding common stock (2011 Repurchase Program). The timing, volume, and nature of future share repurchases will be at the discretion of management, and may be suspended or discontinued at any time. CSC's Board of Directors has not established an end date for the 2011 Repurchase Program. During fiscal 2013, the Company repurchased 6.7 million shares of its common stock at an aggregate cost of $305 million in open market purchases, of which $283 million was paid in cash and the remainder accrued.

In fiscal 2013, the Company continued paying quarterly cash dividends to its common stockholders. During the year, cash dividends of $0.80 per share, or approximately $124 million, were paid out. The Company has sufficient liquidity and expects to continue paying quarterly cash dividends although such payments are subject to continued approval by the Board of Directors.

Liquidity Risk

The Company's total liquidity comprises cash and cash equivalents plus borrowing available under its credit facility. As of March 29, 2013, the Company's total liquidity was approximately $3.6 billion, consisting of $2.1 billion of cash and the full $1.5 billion available under the 2015 credit facility. In the opinion of management, CSC will be able to meet its liquidity and cash needs for the foreseeable future through the combination of cash flows from operating activities, available cash balances, and from available borrowings under the Company's undrawn credit facilities. If these resources need to be augmented, additional cash requirements would likely be financed by the issuance of debt and/or equity securities. However, there can be no assurances that the Company will be able to issue additional debt or equity with acceptable terms in the future.

As noted above, the Company holds $1,120 million of cash outside of the U.S. Should the Company repatriate any portion of this cash as dividends, it would be required to accrue and pay additional U.S. taxes.

The Company's exposure to operational liquidity is primarily from long-term contracts which require significant investment of cash flows from operating activities during the initial phases of the contracts. The recovery of these investments is over the life of the contract and is dependent upon the Company's performance as well as customer acceptance. Continued uncertainty in global economic conditions may also affect the Company's business as customers and suppliers may decide to downsize, defer or cancel contracts which could negatively affect operating cash flows.

The three major rating agencies that rate the Company's debt took ratings actions during the first quarter of fiscal 2013. On May 17, 2012, Moody's lowered the Company's long-term credit rating from Baa1 with a negative watch to Baa2 with a stable outlook. Moody's confirmed its short-term rating at P-2. On May 22, 2012, S&P and Fitch lowered the credit rating to BBB with a negative outlook and a short-term rating of A-2 and F-3 respectively. Each of S&P and Fitch subsequently

took rating actions during the fourth quarter of fiscal 2013, and raised the outlook assessment on the Company to "stable" without changing their underlying ratings, on March 5, 2013 and March 8, 2013, respectively.

The most recent ratings and outlooks issued by Moody's, S&P and Fitch are described in the table below:

Rating Agency	Rating	Outlook	Short Term Ratings
Fitch	BBB	Stable	F-3
Moody's	Baa2	Stable	P-2
S&P	BBB	Stable	A-2

Credit rating agencies review their ratings periodically and, therefore, the credit rating assigned to us by each agency may be subject to revision at any time. Accordingly, we are not able to predict whether our current credit ratings will remain as disclosed above. Factors that can affect our credit ratings include changes in our operating performance, our financial position, outcome of ongoing litigation as well as regulatory action, such as the SEC investigation, and changes in our business strategy. If further changes in our credit ratings were to occur, they could impact, among other things, our future borrowing costs and access to capital markets.

Off Balance Sheet Arrangements

As of March 29, 2013, the Company did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in our financial condition, revenues, or expenses, results of operations, liquidity, capital expenditures, or capital resources that is material to investors.

Contractual Obligations

The following table summarizes the expiration of the Company's financial guarantees and stand-by letters of credit outstanding as of March 29, 2013:

(Amounts in millions)	Fiscal 2014	Fiscal 2015	Fiscal 2016 & thereafter	Total
Surety bonds	$ 29	$ 1	$ —	$ 30
Letters of credit	58	1	33	92
Stand-by letters of credit	37	132	14	183
Total	$ 124	$ 134	$ 47	$ 305

The following table summarizes the Company's future payments, excluding the effects of time value, on contractual obligations by period as of March 29, 2013:

(Amounts in millions)	1 year or less	1-3 years	3-5 years	More than 5 years	Total
Debt [1]	$ 52	$ 452	$ 1,258	$ 409	$ 2,171
Interest and preferred dividend payments [2] [3]	102	195	174	81	552
Capitalized lease liabilities	221	310	111	97	739
Operating leases	250	299	135	68	752
Minimum purchase obligations	478	293	14	—	785
Total	$ 1,103	$ 1,549	$ 1,692	$ 655	$ 4,999

[1] *Includes scheduled principal payments and mandatory redemption of preferred stock of consolidated subsidiary. Excludes capitalized lease liabilities.*

[2] *Includes scheduled interest payments on long-term debt and scheduled dividend payments associated with the mandatorily redeemable cumulative preferred stock outstanding.*

[3] *Excludes the contingent dividends associated with the participation and variable appreciation premium features on the mandatorily redeemable preferred stock outstanding.*

The liability related to unrecognized tax benefits has been excluded from the table because a reasonable estimate of the timing and amount of cash outflows from future tax settlements cannot be determined.

Regarding minimum purchase obligations included above, the Company has signed long-term purchase agreements with certain software, hardware, telecommunication and other service providers to obtain favorable pricing, committed service levels and terms for services necessary for the operation of business activities. The Company is contractually committed to purchase specified service minimums over remaining periods ranging generally from one to five years. If the Company does not meet the specified service minimums, the Company may have an obligation to pay the service provider a portion or the entire shortfall.

During fiscal 2014, the Company expects to make contributions of approximately $123 million to pension and $9 million to postretirement benefit plans. The Company has not quantified expected contributions beyond fiscal 2014 because it is not possible to predict future timing or direction of the capital markets, which can have a significant impact on future minimum funding obligations. During fiscal 2013, pension and other pension benefits contributions amounted to $754 million, an increase of $492 million from $262 million in fiscal 2012. Refer to the Critical Accounting Estimates section later in this MD&A and to Note 12 to the Consolidated Financial Statements for further discussion.

Dividends

During fiscal 2013, quarterly dividends declared aggregated to $0.80 per share or $123 million. Of the total dividends declared, $30 million was declared but unpaid at March 29, 2013, and was paid on April 15, 2013.

CRITICAL ACCOUNTING ESTIMATES

Our Consolidated Financial Statements have been prepared in accordance with GAAP. Our significant accounting policies are described in Note 1 to the Consolidated Financial Statements under “Summary of Significant Accounting Policies.” The preparation of Consolidated Financial Statements in accordance with GAAP requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, as well as the disclosure of contingent assets and liabilities. We base our estimates and judgments on historical experience and other factors believed to be reasonable under the circumstances. Many of the estimates made are for contract-specific issues. Changes to estimates or assumptions on a specific contract could result in a material adjustment to the Consolidated Financial Statements.

We have identified several critical accounting estimates. An accounting estimate is considered critical if both: (a) the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment involved, and (b) the impact of changes in the estimates and assumptions would have a material effect on the Consolidated Financial Statements. Our critical accounting estimates relate to: revenue recognition, cost estimation and recoverability on long-term, fixed-price contracts; revenue recognition on software license sales that require significant customization; capitalization of outsourcing contract costs and software development costs; estimates used to determine deferred income taxes; assumptions related to purchase accounting and goodwill; assumptions to determine retirement benefits costs and liabilities; and assumptions and estimates used to analyze contingencies and litigation. For all of these estimates, we caution that future events rarely develop exactly as forecast, and the best estimates routinely require adjustment.

Revenue recognition

The majority of our revenue is recognized based on objective criteria and does not require significant estimates that may change over time. However, some arrangements are subject to specific accounting guidance that may require significant estimates, including contracts subject to percentage-of-completion accounting, contracts that include multiple-element deliverables, and contracts subject to software accounting guidance.

<u>Percentage-of-completion method</u>

Certain software development projects, all long-term construction-type contracts, and certain contracts with the U.S. federal government require the use of estimates at completion in the application of the percentage-of-completion

accounting method, whereby the determination of revenues and costs on a contract through its completion can require significant judgment and estimation. Under this method, and subject to the effects of changes in estimates, we recognize revenue using an estimated margin at completion as contract milestones or other input or output-based measures are achieved. This can result in costs being deferred as work in process until contractual billing milestones are achieved. Alternatively, this can result in revenue recognized in advance of billing milestones if output-based or input-based measures are achieved. Contracts that require estimates at completion using the percentage-of-completion method accounted for approximately 18% of the Company's revenues.

The percentage-of-completion method requires estimates of revenues, costs and profits over the entire term of the contract, including estimates of resources and costs necessary to complete performance. The cost estimation process is based upon the professional knowledge and experience of our software and systems engineers, program managers and financial professionals. The Company follows this method because reasonably dependable estimates of the revenue and costs applicable to various elements of a contract can be made; however, some estimates are particularly difficult for activities involving state-of-the-art technologies such as system development projects. Key factors that are considered in estimating the work to be completed and ultimate contract profitability include the availability and productivity of labor, the nature and complexity of the work to be performed, results of testing procedures, and progress toward completion. Management regularly reviews project profitability and the underlying estimates. A significant change in an estimate on one or more contracts could have a material effect on our results of operations. Revisions in profit estimates are reflected in the period in which the facts that give rise to the revision become evident.

Modifications to contract scope, schedule, and price may be required on contracts accounted for on a percentage-of-completion basis. Accounting for such changes prior to formal contract modification requires evaluation of the characteristics and circumstances of the effort completed and assessment of probability of recovery. If recovery is deemed probable, we may, as appropriate, either defer the costs until the parties have agreed on the contract change or recognize the costs and related revenue as current period contract performance. We periodically negotiate such contract modifications.

Multiple-element arrangements

Many of our contracts call for us to provide a range of services or elements to our customers, which may include any combination of services, products or both. As a result, significant contract interpretation is sometimes required to determine the appropriate accounting, including whether the elements specified in a multiple-element arrangement should be treated as separate units of accounting for revenue recognition purposes, and, if so, how the total estimated revenue should be allocated among the elements and when to recognize revenue for each element. Allocation of total contract consideration to each element requires estimating the fair value or selling price of each element based on, as required, vendor specific objective evidence (VSOE), third party evidence (TPE) or management's best estimate of selling price (BESP) for the deliverables when VSOE or TPE are not available. VSOE is established for an element based on the price charged when the element is sold separately. TPE is established by considering our competitors' prices for comparable product and service offerings in the market in which we operate. When we conclude that comparable products or services are sold by competitors to similarly situated customers, we consult available information sources to arrive at TPE such as published list prices, quoted market prices, and industry reports. We establish BESP consistent with our existing pricing practices involving a cost-plus-reasonable-margin methodology, and comparison of the margins to margins realized on recent contracts for similar products or services in that market. Once the total estimated revenue has been allocated to the various contract elements, revenue for each element is recognized based on the relevant revenue recognition method for the services performed or elements delivered if the revenue recognition criteria have been met. Estimates of total revenue at contract inception often differ materially from actual revenue due to volume differences, changes in technology or other factors which may not be foreseen at inception.

Software sales

If significant customization is required in the delivery of a proprietary software product, and VSOE is available to support accounting for the software as a separate unit of account, the software is determined to be delivered as the customization services are performed and revenue is recognized in accordance with the percentage-of-completion method described above. Thus, cost and profit estimates are required over the life of the project, and changes in such estimates can have a material effect on results. Additionally, the Company's ability to establish and maintain VSOE of fair value depends on sufficient transaction volumes and sufficient consistent separate pricing of the undelivered elements. Changes in judgments on these assumptions and estimates could materially impact the timing of revenue recognition.

Capitalization of outsourcing contract costs

Certain costs incurred upon initiation of an outsourcing contract are deferred and amortized over the contract life. These costs consist of contract acquisition and transition/set-up costs, costs associated with installation of systems and processes, and amounts paid to clients in excess of the fair market value of assets acquired (i.e., premiums). Finance staff, working with program management, review costs to determine appropriateness for deferral in accordance with relevant accounting guidance.

Key estimates and assumptions that we must make include assessing the fair value of assets acquired from a customer in order to calculate the premium and projecting future cash flows in order to assess the recoverability of deferred costs. We utilize the experience and knowledge of our professional staff in program management, operations, procurement and finance areas, as well as third parties on occasion, to determine fair values of assets acquired. To assess recoverability, undiscounted estimated cash flows of the contract are projected over its remaining life and compared to contract related assets, including the unamortized deferred cost balance. Such estimates require judgment and assumptions, which are based upon the professional knowledge and experience of our personnel. Key factors that are considered in estimating the undiscounted cash flows include projected labor costs and productivity efficiencies. A significant change in an estimate or assumption on one or more contracts could have a material effect on our results of operations. Amortization of such premiums is recorded as a reduction of revenue.

Capitalization of software development costs

We capitalize certain costs incurred to develop commercial software products and to develop or purchase internal-use software. Significant estimates and assumptions include: determining the appropriate period over which to amortize the capitalized costs based on estimated useful lives, estimating the marketability of the commercial software products and related future revenues, and assessing the unamortized cost balances for impairment. For commercial software products, determining the appropriate amortization period is based on estimates of future revenues from sales of the products. We consider various factors to project marketability and future revenues, including an assessment of alternative solutions or products, current and historical demand for the product, and anticipated changes in technology that may make the product obsolete. For internal-use software, the appropriate amortization period is based on estimates of our ability to utilize the software on an ongoing basis. To assess the recoverability of capitalized software costs, we must estimate future revenue, costs and cash flows. Such estimates require assumptions about future cash inflows and outflows, and are based on the experience and knowledge of professional staff. A significant change in an estimate related to one or more software products could result in a material change to our results of operations.

Estimates used to determine income tax expense

We make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of certain tax assets and liabilities, which principally arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. We also must analyze income tax reserves, as well as determine the likelihood of recoverability of deferred tax assets, and adjust any valuation allowances accordingly. Considerations with respect to the recoverability of deferred tax assets include the period of expiration of the tax asset, planned use of the tax asset, and historical and projected taxable income as well as tax liabilities for the tax jurisdiction to which the tax asset relates. Valuation allowances are evaluated periodically and will be subject to change in each future reporting period as a result of changes in one or more of these factors. The calculation of our tax liabilities also involves dealing with uncertainties in the application of complex tax regulations. The Company recognizes uncertain tax positions in the financial statements when it is more likely than not the tax position will be sustained under examination.

Assumptions related to purchase accounting and goodwill

We account for acquisitions using the acquisition method of accounting. This method requires estimates to determine the fair values of assets and liabilities acquired, including judgment in identifying acquired intangible assets, such as customer-related intangibles, as well as assessments of the fair value of acquired assets such as property and equipment. Liabilities acquired can include litigation and other contingency reserves existing at the time of acquisition, and require judgment in ascertaining the related fair values. Independent appraisals may be used to assist in the determination of the fair value of certain assets and liabilities. Such appraisals are based on significant estimates provided by the Company, such as forecasted revenues or profits utilized in determining the fair value of contract-related acquired intangible assets or liabilities. Purchase accounting assessments consider many factors which are analyzed by Company representatives in the legal, finance, human resources, information systems, program management and other areas, as appropriate. Additional information obtained during the allocation period related to the acquisition date fair value of acquired assets and liabilities may result in changes to the recorded values of acquired assets and liabilities, resulting in an offsetting adjustment to the goodwill balance associated with the business acquired. Significant changes in assumptions and estimates subsequent to completing the allocation of the purchase price to the assets and liabilities acquired, as well as differences in actual and estimated results, could result in material impacts to earnings.

Goodwill is reviewed for impairment annually and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable in accordance with ASC 350 "Goodwill and Other Intangible Assets." A significant amount of judgment is involved in determining if an event representing an indicator of impairment has occurred between annual test dates. Such indicators may include, among others: a significant decline in expected future cash flows; a sustained, significant decline in stock price and market capitalization; a significant adverse change in legal factors or in the business climate; unanticipated competition; the testing for recoverability of a significant asset group within a reporting unit; and reductions in revenue or profitability growth rates. Any adverse change in these factors could have a significant impact on the recoverability of goodwill.

The goodwill impairment test initially involves the assessment of qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company determines that it is not more likely than not, then the subsequent two-step process is not required, although the Company has the option to bypass the initial qualitative assessment stage and proceed directly to perform a step one analysis. If the Company determines that it is more likely than not, then it proceeds with the subsequent two-step goodwill impairment testing process. The first step is to compare each reporting unit's fair value to its carrying value. If the reporting unit's fair value exceeds its carrying value, no further procedures are required. However, if a reporting unit's fair value is less than its carrying value, an impairment of goodwill may exist, requiring a second step to measure the amount of impairment loss. In this step, the reporting unit's fair value is determined and is allocated to all of the assets and liabilities of the reporting unit, including any unrecognized intangible assets, to calculate the implied fair value of goodwill in the same manner as if the reporting unit was being acquired in a business acquisition. If the implied fair value of goodwill is less than the recorded goodwill, an impairment charge is recorded for the difference.

The Company estimates the fair value of each reporting unit using a combination of the income approach and the market approach. The income approach incorporates the use of a discounted cash flow method in which the estimated future cash flows and terminal values for each reporting unit are discounted to a present value using a discount rate. Cash flow projections are based on management's estimates of economic and market conditions which drive key assumptions of revenue growth rates, operating margins, capital expenditures and working capital requirements. The discount rate in turn is based on the specific risk characteristics of each reporting unit, the weighted average cost of capital and its underlying forecast. The market approach estimates fair value by applying performance metric multiples to the reporting unit's prior and expected operating performance. The multiples are derived from comparable publicly traded companies with similar operating and investment characteristics as the reporting unit. If the fair value of the reporting unit derived using the income approach is significantly different from the fair value estimate using the market approach, the Company reevaluates its assumptions used in the two models. The fair values determined by the market approach and income approach, as described above, are weighted to determine the fair value for each reporting unit. The weighted values assigned to each reporting unit are primarily driven by two factors: 1) the number of comparable publicly traded companies used in the market approach, and 2) the similarity of the operating and investment characteristics of the reporting units to the comparable publicly traded companies used in the market approach.

In order to assess the reasonableness of the calculated reporting unit fair values, the Company also compares the sum of the reporting units' fair values to its market capitalization (per share stock price multiplied by shares outstanding) and

calculates an implied control premium (the excess of the sum of the reporting units' fair values over the market capitalization). The Company evaluates the control premium by comparing it to control premiums of recent comparable transactions. If the implied control premium is not reasonable in light of these recent transactions, the Company will reevaluate its fair value estimates of the reporting units by adjusting the discount rates and/or other assumptions. As a result, when the price for CSC's common stock is low, this reevaluation can result in lower estimated fair values of the reporting units.

Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates, operating margins, terminal growth rates, and capital expenditures, as well as discount rates. Estimates involve the assessment of labor and other direct costs on existing contracts, estimates of overhead costs and other indirect costs, and assessments of new business prospects and projected win rates. In addition, judgments and assumptions are required for allocating shared assets and liabilities to determine the carrying values of each reporting unit. Although we have consistently used the same methods in developing the assumptions and estimates underlying the fair value calculations, such estimates are uncertain and can vary from actual results.

Assumptions to determine retirement benefits costs and liabilities

We offer a number of pension and postretirement benefit and life insurance benefit plans. CSC utilizes actuarial methods required by ASC 715 "Compensation – Retirement Benefits" to account for pension and postretirement benefit plans, respectively. The actuarial methods require numerous assumptions to calculate the net periodic pension benefit expense and the related pension benefit obligation for our defined benefit pension and postretirement plans. Two of the most significant assumptions are the expected long-term rate of return on plan assets and discount rates. We consider current market conditions such as changes in interest rates, in determining discount rates. Changes in the related net periodic pension costs may occur in the future due to changes in these and other assumptions.

The expected long-term rate of return on plan assets should, over time, approximate the actual long-term returns on pension and postretirement plan assets. The assumption for the expected long-term rate of return on plan assets is selected by taking into account the asset mix of the plan and other factors. Please see Note 12 to the Consolidated Financial Statements for more details. The weighted-average of the expected long-term rate of return, for all pension plans, on plan assets utilized for the fiscal 2013 and 2012 pension plan valuations was 6.2% and 6.8%, respectively. Holding all other assumptions constant, a one-half percentage increase or decrease in each of the assumed rates of return on plan assets would have decreased the fiscal 2013 net periodic pension cost by approximately $24 million, or increased it by approximately $22 million, respectively.

An assumed discount rate is required to be used in each pension and postretirement plan actuarial valuation. The discount rate assumption reflects the market rate for high-quality, fixed income debt instruments based on the expected duration of the benefit payments for our pension and postretirement plans as of the annual measurement date and is subject to change each year. The weighted-average of the discount rates utilized for the fiscal 2013 net periodic pension cost was 4.7% compared to 5.5% used for fiscal 2012. Holding all other assumptions constant, a one-half percent increase or decrease in each of the assumed discount rates would have decreased the fiscal 2013 net periodic pension cost by approximately $10 million, or increased it by approximately $12 million, respectively. Some portion of the increase or decrease would be moderated by cost-reimbursable contracts.

The accounting guidance includes mechanisms that serve to limit the volatility in earnings which would otherwise result from recording changes in the value of plan assets and benefit obligations in the Consolidated Financial Statements in the periods in which such changes occur. For example, while the expected long-term rate of return on plan assets should, over time, approximate the actual long-term returns, differences between the expected and actual returns may occur in any given year. Such differences contribute to the deferred actuarial gains or losses which are then amortized into earnings over time. During fiscal 2013, the actual return on assets exceeded the expected return on assets, producing an actuarial gain. Additionally, asset values increased due to the $500 million of discretionary employer contributions made to the U.S. and Canadian pension plans (see Note 12 to the Consolidated Financial Statements). However, partially offsetting this actuarial gain was an actuarial loss increasing the projected benefit obligation of the Company's pension plans primarily due to the decline in discount rates. As a result, pension assets as a percentage of projected benefit obligations increased during the fiscal year.

Assumptions and estimates used to analyze contingencies and litigation

We are subject to various claims and contingencies associated with lawsuits, insurance, tax and other issues arising in the normal course of business. The Consolidated Financial Statements reflect the treatment of claims and contingencies based on management's view of the expected outcome. CSC consults with legal counsel on issues related to litigation and seeks input from other experts and advisors with respect to matters in the ordinary course of business. If the likelihood of an adverse outcome is probable and the amount is estimable, we accrue a liability in accordance with ASC 450 "Contingencies." Significant changes in the estimates or assumptions used in assessing the likelihood of an adverse outcome could have a material effect on the consolidated financial results.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Interest Rates

The Company utilizes fixed-rate long-term debt obligations, short-term commercial paper and other borrowings subject to market risk from changes in interest rates. Sensitivity analysis is one technique used to measure the impact of changes in interest rates on the value of market-risk sensitive financial instruments. For the year ended March 29, 2013, a hypothetical 10% movement in interest rates would not have had a material impact on the Company's consolidated results of operations or financial condition.

Foreign Currency

As a large global organization, the Company faces exposure to adverse movements in foreign currency exchange rates. In the ordinary course of business, the Company enters into certain contracts denominated in foreign currency. Potential foreign currency exposures arising from these contracts are analyzed during the contract bidding process. The Company generally manages these contracts by incurring costs in the same currency in which revenue is received, and any related short-term contract financing requirements are met by borrowing in the same currency. Thus, by generally matching revenues, costs and borrowings to the same currency, the Company is able to mitigate a portion of the foreign currency risk to earnings. However, as the Company has increased its use of offshore support in recent years, it has become more exposed to currency fluctuations.

The Company has policies and procedures to manage the exposure to fluctuations in foreign currency by using foreign currency forwards to hedge intercompany loans denominated in non-functional currencies and certain foreign currency assets and liabilities. For accounting purposes, these contracts do not qualify for hedge accounting and thus all changes in fair value are reported in net earnings as part of other (income) expense. The Company also uses foreign currency options to manage its exposure to economic risk caused by exchange rate fluctuations. These financial instruments are generally short term in nature with typical maturities of less than one year. They are used to offset existing foreign currency positions or as economic hedges and not for speculative or trading purposes.

During fiscal 2013, approximately 38% of the Company's revenue was generated outside of the U.S. The Company uses a sensitivity analysis to assess the impact of movement in foreign currency exchange rates on revenue and earnings. For the year ended March 29, 2013, a hypothetical 10% increase or decrease in the value of the U.S. dollar against all currencies would have impacted revenue by approximately 4%, or $571 million, while a hypothetical 10% decrease in the value of the U.S. dollar against all currencies would increase revenue by 4%' or $571 million. In the opinion of management, a substantial portion of this fluctuation would be offset by expenses incurred in local currency. As a result, a hypothetical 10% movement of the value of the U.S. dollar against all currencies in either direction would impact the Company's earnings before interest and taxes by approximately $27 million for the year ended March 29, 2013. This amount would be offset, in part, from the impacts of local income taxes and local currency interest expense.

As of March 29, 2013, the Company had approximately $1,120 million of cash and cash equivalents outside of the U.S. The Company had no borrowings outstanding under committed lines of credit with foreign banks as of March 29, 2013, compared with $43 million outstanding as of March 30, 2012.

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements and Financial Statement Schedule

	Page
Report of Independent Registered Public Accounting Firm	59
Consolidated Balance Sheets as of March 29, 2013 and March 30, 2012	60
Consolidated Statements of Operations for the Twelve Months Ended March 29, 2013, March 30, 2012, and April 1, 2011	62
Consolidated Statements of Comprehensive Income (Loss) for the Twelve Months Ended March 29, 2013, March 30, 2012, and April 1, 2011	63
Consolidated Statements of Cash Flows for the Twelve Months Ended March 29, 2013, March 30, 2012, and April 1, 2011	64
Consolidated Statements of Changes in Equity for the Twelve Months Ended March 29, 2013, March 30, 2012, and April 1, 2011	65
Notes to Consolidated Financial Statements	
Note 1–Summary of Significant Accounting Policies	66
Note 2–Investigations and Out of Period Adjustments	76
Note 3–Divestitures	84
Note 4–Acquisitions	86
Note 5–Receivables	89
Note 6–Fair Value	89
Note 7–Foreign Currency Derivative Instruments	91
Note 8–Intangible Assets	92
Note 9–Goodwill	93
Note 10–Income Taxes	96
Note 11–Debt	101
Note 12–Pension and Other Benefit Plans	104
Note 13–Stockholders' Equity	117
Note 14–Stock Incentive Plans	118
Note 15–Other (Income) Expense, Net	121
Note 16–Segment and Geographic Information	122
Note 17-Restructuring Costs	125
Note 18-Contract with the U.K. National Health Service	127
Note 19-Settlement of Claims with U.S. Government	130
Note 20–Commitments and Contingencies	131
Note 21–Subsequent Events	135
Selected Quarterly Financial Data (Unaudited)	136

Schedule

Schedule II, Valuation and Qualifying Accounts for the years ended March 29, 2013, March 30, 2012, and April 1, 2011	138

Schedules other than that listed above have been omitted since they are either not required, are not applicable, or the required information is shown in the Consolidated Financial Statements or related notes.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Computer Sciences Corporation
Falls Church, Virginia

We have audited the accompanying consolidated balance sheets of Computer Sciences Corporation and subsidiaries (the "Company") as of March 29, 2013 and March 30, 2012, and the related consolidated statements of operations, comprehensive income (loss), cash flows, and changes in equity for each of the three fiscal years in the period ended March 29, 2013. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Computer Sciences Corporation and subsidiaries as of March 29, 2013 and March 30, 2012, and the results of their operations and their cash flows for each of the three fiscal years in the period ended March 29, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of March 29, 2013, based on the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 15, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

McLean, Virginia

May 15, 2013

COMPUTER SCIENCES CORPORATION
CONSOLIDATED BALANCE SHEETS

(Amounts in millions)	March 29, 2013	March 30, 2012
Current assets:		
Cash and cash equivalents	$ 2,054	$ 1,093
Receivables, net of allowance for doubtful accounts of $48 (2013) and $51 (2012)	3,199	3,257
Prepaid expenses and other current assets	420	533
Total current assets	5,673	4,883
Intangible and other assets:		
Software, net of accumulated amortization of $1,523 (2013) and $1,481 (2012)	611	649
Outsourcing contract costs, net of accumulated amortization of $968 (2013) and $1,240 (2012)	505	562
Goodwill	1,516	1,752
Other assets	762	902
Total intangible and other assets	3,394	3,865
Property and equipment—at cost:		
Land, buildings and leasehold improvements	1,228	1,267
Computers and related equipment	3,989	4,357
Furniture and other equipment	392	464
Construction in progress	42	56
	5,651	6,144
Less: accumulated depreciation and amortization	3,467	3,703
Property and equipment, net	2,184	2,441
Total Assets	$ 11,251	$ 11,189

(See Notes to Consolidated Financial Statements.)

COMPUTER SCIENCES CORPORATION
CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in millions, except shares)	March 29, 2013	March 30, 2012
Current liabilities:		
Short-term debt and current maturities of long-term debt	$ 234	$ 1,254
Accounts payable	373	478
Accrued payroll and related costs	653	789
Accrued expenses and other current liabilities	1,425	1,339
Deferred revenue and advance contract payments	630	619
Income taxes payable and deferred income taxes	34	57
Total current liabilities	3,349	4,536
Long-term debt, net of current maturities	2,498	1,486
Income tax liabilities and deferred income taxes	501	357
Other long-term liabilities	1,743	1,976
Commitments and contingencies		
CSC stockholders' equity:		
Preferred stock par value $1 per share; authorized 1,000,000 shares; none issued		
Common stock, par value $1 per share; authorized 750,000,000 shares; issued 158,984,279 (2013) and 163,719,508 (2012)	159	164
Additional paid-in capital	2,167	2,168
Earnings retained for use in business	2,564	1,930
Accumulated other comprehensive loss	(1,354)	(1,093)
Less: common stock in treasury, at cost, 8,819,517 (2013) and 8,518,540 (2012)	(401)	(390)
Total CSC stockholders' equity	3,135	2,779
Noncontrolling interest in subsidiaries	25	55
Total Equity	3,160	2,834
Total Liabilities and Equity	$ 11,251	$ 11,189

(See Notes to Consolidated Financial Statements.)

COMPUTER SCIENCES CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

	Twelve Months Ended		
(Amounts in millions, except per-share amounts)	March 29, 2013	March 30, 2012	April 1, 2011
Revenues	$ 14,993	$ 15,364	$ 15,582
Costs of services (excludes depreciation and amortization, specified contract charge, settlement charge and restructuring costs of $238 (2013) and $137 (2012))	11,851	13,019	12,578
Cost of services – specified contract charge (excludes amount charged to revenue of $204)	—	1,281	—
Cost of services – settlement charge (excludes amount charged to revenue of $42)	—	227	—
Selling, general and administrative (excludes restructuring costs of $26 (2013) and $3 (2012))	1,195	1,128	949
Depreciation and amortization	1,076	1,147	1,068
Goodwill impairment	—	2,745	—
Restructuring costs	264	140	—
Interest expense	183	175	167
Interest income	(22)	(38)	(37)
Other income, net	(34)	(6)	(21)
Total costs and expenses	14,513	19,818	14,704
Income (loss) from continuing operations before taxes	480	(4,454)	878
Taxes on income	(35)	(84)	202
Income (loss) from continuing operations	515	(4,370)	676
Income from discontinued operations, net of taxes	464	145	83
Net income (loss)	979	(4,225)	759
Less: Net income attributable to noncontrolling interest, net of tax	18	17	19
Net income (loss) attributable to CSC common stockholders	$ 961	$ (4,242)	$ 740
Earnings (loss) per common share:			
Basic:			
Continuing operations	$ 3.22	$ (28.31)	$ 4.25
Discontinued operations	3.00	0.94	0.54
	$ 6.22	$ (27.37)	$ 4.79
Diluted:			
Continuing operations	$ 3.20	$ (28.31)	$ 4.20
Discontinued operations	2.98	0.94	0.53
	$ 6.18	$ (27.37)	$ 4.73
Cash dividend per common share	$ 0.80	$ 0.80	$ 0.70

(See Notes to Consolidated Financial Statements.)

COMPUTER SCIENCES CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in millions)	Twelve Months Ended		
	March 29, 2013	March 30, 2012	April 1, 2011
Net income (loss)	$ 979	$ (4,225)	$ 759
Other comprehensive income (loss), net of taxes:			
Foreign currency translation adjustments, net of tax benefit (expense) of $12, $1 and $3 in fiscal 2013, 2012 and 2011	(83)	(124)	261
Pension and other postretirement benefit plans, net of tax:			
Net actuarial (loss) / gain, net of tax benefit (expense) of $38, $150 and $(1) in fiscal 2013, 2012 and 2011	(260)	(323)	35
Prior service (cost) /credit, net of tax (expense) benefit of $(8), $6 and $(19) in fiscal 2013, 2012 and 2011	19	(4)	31
Amortization of transition obligation, net of tax benefit (expense) of $0, $0 and $(2) in fiscal 2013, 2012 and 2011	1	2	2
Amortization of prior service (credit) / cost, net of tax benefit (expense) of $0, $1 and $(1) in fiscal 2013, 2012 and 2011	(1)	(2)	2
Amortization of net actuarial loss, net of tax (expense) of $(25), $(20) and $(19) in fiscal 2013, 2012 and 2011	58	45	38
Foreign currency exchange rate changes, net of tax (expense) benefit of $(8), $(1) and $1 in fiscal 2013, 2012 and 2011	(14)	3	(7)
Pension and other postretirement benefit plans, net of tax	(197)	(279)	101
Other comprehensive (loss) income, net of tax	(280)	(403)	362
Comprehensive income (loss)	699	(4,628)	1,121
Less: comprehensive (loss) income attributable to noncontrolling interest	(1)	17	19
Comprehensive income (loss) attributable to CSC common stockholders	$ 700	$ (4,645)	$ 1,102

(See Notes to Consolidated Financial Statements.)

COMPUTER SCIENCES CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in millions)	Twelve Months Ended		
	March 29, 2013	March 30, 2012	April 1, 2011
Cash flows from operating activities:			
Net income (loss)	$ 979	$ (4,225)	$ 759
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	1,134	1,212	1,140
Goodwill impairment	—	2,745	—
Specified contract charge	—	1,485	—
Settlement charge	—	269	—
Stock based compensation	49	36	56
Deferred taxes	101	(117)	101
(Gain) loss on dispositions	(797)	30	(74)
Provision for losses on accounts receivable	18	18	7
Excess tax benefit from stock based compensation	(3)	(2)	(6)
Unrealized foreign currency exchange gain	(37)	(8)	(9)
Impairment losses and contract write-offs	9	156	23
Cash surrender value in excess of premiums paid	(10)	(7)	(6)
Changes in assets and liabilities, net of effects of acquisitions and dispositions:			
Decrease in receivables	55	232	170
Decrease (increase) in prepaid expenses and other current assets	22	(210)	(116)
Decrease in accounts payable and accrued expenses	(690)	(67)	(234)
Increase (Decrease) in income taxes payable and income tax liability	50	(136)	(45)
Increase (Decrease) in advances contract payments and deferred revenue	270	(247)	(204)
Other operating activities, net	(31)	12	2
Net cash provided by operating activities	1,119	1,176	1,564
Cash flows from investing activities:			
Purchases of property and equipment	(395)	(569)	(663)
Outsourcing contracts	(115)	(179)	(138)
Acquisitions, net of cash acquired	(34)	(374)	(158)
Business dispositions	1,108	2	119
Software purchased and developed	(162)	(227)	(164)
Proceeds from sale of property and equipment	32	11	105
Other investing activities, net	22	28	7
Net cash provided by (used in) investing activities	456	(1,308)	(892)
Cash flows from financing activities:			
Borrowings under lines of credit	128	140	105
Repayment of borrowings under lines of credit	(169)	(120)	(1,599)
Borrowing on long-term debt	1,077	—	—
Principal payments on long-term debt	(1,238)	(485)	(92)
Proceeds from stock options and other common stock transactions	55	15	73
Excess tax benefit from stock based compensation	3	2	6
Repurchase of common stock and acquisition of treasury stock	(283)	—	(65)
Dividend payments	(124)	(124)	(77)
Other financing activities, net	(38)	(9)	(27)
Net cash used in financing activities	(589)	(581)	(1,676)
Effect of exchange rate changes on cash and cash equivalents	(25)	(31)	57
Net increase (decrease) in cash and cash equivalents	961	(744)	(947)
Cash and cash equivalents at beginning of year	1,093	1,837	2,784
Cash and cash equivalents at end of year	$ 2,054	$ 1,093	$ 1,837

(See Notes to Consolidated Financial Statements.)

COMPUTER SCIENCES CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in millions except shares in thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Earnings Retained for Use in Business	Accumulated Other Comprehensive Loss	Common Stock in Treasury	Total CSC Equity	Non-Controlling Interest	Total Equity
Balance at April 2, 2010	162,234	$ 162	$ 2,006	$ 5,709	$ (1,052)	$ (379)	$ 6,446	$ 62	$ 6,508
Net income				740			740	19	759
Other comprehensive income					362		362		362
Stock based compensation expense			56				56		56
Acquisition of treasury stock						(6)	(6)		(6)
Repurchase of common stock	(1,353)	(1)	(19)	(45)			(65)		(65)
Stock option exercises and other common stock transactions	1,992	2	77				79		79
Cash dividends declared				(108)			(108)		(108)
Noncontrolling interest distributions and other							—	(25)	(25)
Balance at April 1, 2011	162,873	$ 163	$ 2,120	$ 6,296	$ (690)	$ (385)	$ 7,504	$ 56	$ 7,560
Net (loss) income				(4,242)			(4,242)	17	(4,225)
Other comprehensive loss					(403)		(403)		(403)
Stock based compensation expense			36				36		36
Acquisition of treasury stock						(5)	(5)		(5)
Stock option exercises and other common stock transactions	847	1	12				13		13
Cash dividends declared				(124)			(124)		(124)
Noncontrolling interest distributions and other								(18)	(18)
Balance at March 30, 2012	163,720	$ 164	$ 2,168	1,930	$ (1,093)	$ (390)	$ 2,779	$ 55	$ 2,834
Net income				961			961	18	979
Other comprehensive loss					(261)		(261)	(19)	(280)
Stock-based compensation expense			48				48		48
Acquisition of treasury stock						(11)	(11)		(11)
Repurchase of common stock	(6,708)	(7)	(94)	(204)			(305)		(305)
Stock option exercises and other common stock transactions	1,972	2	45				47		47
Cash dividends declared				(123)			(123)		(123)
Noncontrolling interest distributions and other							—	(29)	(29)
Balance at March 29, 2013	158,984	$ 159	$ 2,167	$ 2,564	$ (1,354)	$ (401)	$ 3,135	$ 25	$ 3,160

(See Notes to Consolidated Financial Statements.)

Note 1 – Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements and notes are those of Computer Sciences Corporation, its subsidiaries, and those business entities in which the Company maintains a controlling interest, hereafter collectively referred to as "CSC" or "the Company." Investments in business entities in which the Company does not have control, but has the ability to exercise significant influence over operating and financial policies, are accounted for by the equity method. Other investments are accounted for by the cost method. All intercompany transactions and balances have been eliminated.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) and pursuant to the rules and regulations of the Securities and Exchange Commission (SEC). The Consolidated Statements of Operations, Consolidated Statements of Comprehensive Income, and related notes, for the fiscal years ended March 30, 2012 and April 1, 2011 have been recast from those presented in previously filed Forms 10-K and Form S-3 to reflect discontinued operations of three businesses sold in fiscal 2013 (see Note 3).

The Consolidated Balance Sheet for the year ended March 30, 2012 has not been recast to reflect the assets and liabilities divested as a result of sale of the three businesses. The Consolidated Statements of Cash Flows for all the fiscal years presented include both continuing and the discontinued operations.

For classification of certain assets and liabilities of our U.S. federal government contracts as current or long-term, we use the duration of the related contract as our operating cycle, which is generally longer than one year.

Use of Estimates

GAAP requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. These estimates are based on management's best knowledge of historical experience, current events, and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from these estimates. Amounts subject to significant judgment and estimates include, but are not limited to, contracts accounted for using the percentage-of-completion method, cash flows used in the evaluation of impairment of goodwill and other long-lived assets, intangible assets, certain deferred costs, collectability of receivables, reserves for uncertain tax benefits, valuation allowances on deferred tax assets, loss accruals for litigation, pension related liabilities, inputs used for computing stock-based compensation and the fair value of derivative instruments.

The Company's income (loss) from continuing operations, before taxes and noncontrolling interests, and diluted earnings per share (EPS) from continuing operations included the following adjustments due to changes in in estimated profitability on fixed price contracts accounted for under the percentage-of-completion method for the fiscal years presented:

	Twelve Months Ended		
(Amounts in millions), except per share data	March 29, 2013	March 30, 2012	April 1, 2011
Gross favorable	$ 143	$ 58	$ 53
Gross unfavorable [(1)]	(122)	(289)	(130)
Total net adjustments, before taxes and noncontrolling interests [(2)]	$ 21	$ (231)	$ (77)
Impact on diluted EPS from continuing operations	$ (0.10)	$ (1.30)	$ (0.42)

[(1)] *Fiscal 2012 does not include the contract charge related to the Company's contract with the NHS of $1,485 million (see Note 18).*
[(2)] *Quarterly changes in estimated profitability on the same fixed price contract are disclosed gross as either favorable or unfavorable.*

Revenue Recognition

The Company's primary service offerings are information technology (IT) outsourcing, and both IT and other professional services. Revenues are recognized when persuasive evidence of an arrangement exists, services or products have been provided to the client, the sales price is fixed or determinable, and collectability is reasonably assured. For non-software arrangements that include multiple-elements, revenue recognition involves the identification of separate units of accounting after consideration of combining and/or segmenting contracts and allocation of the arrangement consideration to the units of accounting on the basis of their relative selling price. Revenue under such contracts is recognized based upon the levels of services delivered in the periods in which they are provided. Upfront fees for the contract set-up activities are deferred and recognized ratably over the period of performance. Costs are expensed as incurred except for direct and incremental set-up costs that are capitalized and amortized over the life of the agreement (see Outsourcing Contract Costs below). See the section below regarding software transactions that include multiple elements.

The Company provides these services under time and materials, cost-reimbursable, unit-price and fixed-price contracts, the revenue for which is recognized in the following manner:

Time and materials contracts - Revenue is recorded at agreed-upon billing rates at the time services are provided.

Cost-reimbursable contracts - Revenue is recorded at the time costs are incurred and associated fees are recognized when probable and estimable by applying an estimated factor to costs as incurred, such factor being determined by the contract provisions and prior experience.

Unit-price contracts - Revenue is recognized on unit-price contracts based on unit metrics multiplied by the agreed upon contract unit price or when services are delivered.

Fixed-price contracts - For certain fixed-price contracts, revenue is recognized under the percentage-of-completion method as described below; these include certain software development projects, all long-term construction-type contracts, and certain fixed-price arrangements with the U.S. federal government. For other fixed-price contracts, revenue is recognized based on the proportion of the services delivered to date as a percentage of the total services to deliver over the contract term. If output or input measures are not available or cannot be reasonably estimated, revenues are recognized ratably over the contract term.

Under the percentage-of-completion method, progress towards completion is measured based on either achievement of specified contract milestones, costs incurred as a proportion of estimated total costs, or other measures of progress when available. Profit in a given period is reported at the estimated profit margin to be achieved on the overall contract. This method can result in the recognition of unbilled receivables, the deferral of costs as work in process, or deferral of profit on these contracts. Contracts that require estimates at completion using the percentage-of-completion method accounted for approximately 17.9% of the Company's revenues for fiscal 2013. Management regularly reviews project profitability and underlying estimates. Revisions to the estimates at completion are reflected in results of operations as a change in accounting estimate in the period in which the facts that give rise to the revision become known by management. Provisions for estimated losses at completion, if any, are recognized in the period in which the loss becomes evident. The provision includes estimated costs in excess of estimated revenue and any profit margin previously recognized.

Multiple-element software sales - For multiple-element arrangements that involve the sale of CSC proprietary software, post contract customer support, and other software-related services, vendor-specific objective evidence (VSOE) of fair value is required to allocate and recognize revenue for each element. VSOE of fair value is determined based on the price charged where each deliverable is sold separately. In situations where VSOE of fair value exists for all undelivered elements but not a delivered element (typically the software license element), the residual method is used to allocate revenue to the undelivered elements equal to their VSOE value with the remainder allocated to the delivered element. If significant customization is required, and VSOE is available to support accounting for the software as a separate unit of account, software revenue is recognized as the related software customization services are performed in accordance with the percentage-of-completion method described above. In situations where VSOE of fair value does not exist for all of the undelivered software-related elements, revenue is deferred until only one undelivered element remains and then recognized following the pattern of delivery of the final undelivered element.

Depreciation and Amortization

The Company's depreciation and amortization policies are as follows:

Property and Equipment:	
Buildings	Up to 40 years
Computers and related equipment	3 to 5 years
Furniture and other equipment	2 to 15 years
Leasehold improvements	Shorter of lease term or useful life
Software	2 to 10 years
Outsourcing contract costs	Contract life, excluding option years
Customer related intangibles	Expected customer service life
Acquired contract related intangibles	Contract life and first contract renewal, where applicable

The cost of property and equipment, less applicable residual values, is depreciated using predominately the straight-line method. Depreciation commences when the specific asset is complete, installed and ready for normal use. Depreciation expense for fiscal years 2013, 2012, and 2011 was $715 million, $759 million, and $688 million, respectively.

Software and outsourcing contract costs are amortized using predominately the straight-line method. Acquired contract related and customer related intangible assets are amortized in proportion to the estimated undiscounted cash flows projected over the estimated life of the asset or on a straight-line basis if such cash flows cannot be reliably estimated.

Software Development Costs

The Company capitalizes costs incurred to develop commercial software products after technological feasibility has been established. Costs incurred to establish technological feasibility are charged to expense as incurred. Enhancements to software products are capitalized where such enhancements extend the life or significantly expand the marketability of the products. Amortization of capitalized software development costs is determined separately for each software product. Annual amortization expense is calculated based on the greater of (a) the ratio of current gross revenues for each product to the total of current anticipated future gross revenues for the product or (b) the straight-line method over the estimated economic life of the product.

Unamortized capitalized software costs associated with commercial software products are regularly evaluated for impairment on a product-by-product basis by a comparison of the unamortized balance to the product's net realizable value. The net realizable value is the estimated future gross revenues from that product reduced by the related estimated future costs. When the unamortized balance exceeds the net realizable value, the unamortized balance is written down to the net realizable value and an impairment charge is recorded.

The Company capitalizes costs incurred to develop internal-use computer software. Internal and external costs incurred in connection with development of upgrades or enhancements that result in additional functionality are also capitalized. These capitalized costs are amortized on a straight-line basis over the estimated useful life of the software. Purchased software is capitalized and amortized over the estimated useful life of the software.

Outsourcing Contract Costs

Costs on outsourcing contracts, including costs incurred for bid and proposal activities, are generally expensed as incurred. However, certain costs incurred upon initiation of an outsourcing contract are deferred and expensed over the contract life. These costs represent incremental external costs or certain specific internal costs that are directly related to the contract acquisition or transition activities. Such capitalized costs can be separated into two principal categories: contract acquisition costs and transition/set-up costs. The primary types of costs that may be capitalized include labor and related fringe benefits, subcontractor costs, travel costs, and premiums on asset purchases.

Premiums are amounts paid to customers in excess of the fair market value of assets acquired. Fixed assets acquired in connection with outsourcing transactions are capitalized at fair value and depreciated consistent with the fixed asset policies described above. Premiums paid are capitalized as outsourcing contract costs and amortized over the contract life. The amortization of outsourcing contract cost premiums is accounted for as a reduction in revenue. The second principal category of capitalized outsourcing costs is transition/set-up costs. Such costs are primarily associated with the installation of systems and processes and are amortized over the contract life.

In the event indications exist that an outsourcing contract cost balance related to a particular contract may be impaired, undiscounted estimated cash flows of the contract are projected over its remaining term and compared to the associated long-lived asset group including the unamortized outsourcing contract cost balance. If the projected cash flows are not adequate to recover the unamortized cost balance of the asset group, the balance would be adjusted based on the fair value of the long-lived assets group in the period such a determination is made. The primary indicator used to determine when impairment testing should be performed is when a contract is materially underperforming, or is expected to materially underperform in the future, as compared to the original bid model or subsequent annual budgets.

Terminations of outsourcing contracts, including transfer of assets either back to the customer or to another IT provider, prior to the end of their committed contract terms, are infrequent due to the complex transition of personnel, assets, methodologies, and processes involved with outsourcing transactions. In the event of an early termination, the Company and the customer, pursuant to certain contractual provisions, engage in discussions to determine the recovery of unamortized contract costs, lost profits, transfer of personnel, rights to implemented systems and processes, as well as other matters.

Stock-Based Compensation

The Company provides different forms of stock-based compensation to its employees and nonemployee directors. For awards settled in shares, the Company recognizes compensation expense based on the grant-date fair value net of estimated forfeitures. For awards settled in cash, the Company recognizes compensation expense based on the fair value at each reporting date net of estimated forfeitures. The Company recognized stock-based compensation expense for fiscal 2013, fiscal 2012, and fiscal 2011 as follows:

	Twelve Months Ended		
(Amounts in millions)	**March 29, 2013**	**March 30, 2012**	**April 1, 2011**
Cost of services	$ 22	$ 15	$ 12
Selling, general and administrative	27	21	44
Total	$ 49	$ 36	$ 56
Total, net of tax	$ 31	$ 23	$ 35

The Company's overall stock-based compensation granting practice has not changed year-over-year, except that with fiscal 2012's long-term incentive program, service-based restricted stock units (RSUs) and performance-based RSUs represent a larger portion of total stock-based compensation awards than in the past.

The increase in fiscal 2013 stock-based compensation expense was primarily due to performance-based RSUs granted in fiscal 2013 that increased the expense by $15 million. This increase was partially offset by a $3 million reduction of expense as a result of adjustments for expected achievement of the specified performance criteria for performance-based RSUs granted in previous fiscal years. Fiscal 2012 stock-based compensation expense included a $12 million reduction to expense for expected achievement of the specified performance criteria for performance-based RSUs granted in previous fiscal years. There were no such adjustments in fiscal 2011.

The Company periodically evaluates its significant assumptions used in the fair value calculation. Beginning in fiscal 2011, the Company modified certain underlying assumptions in the fair value calculations, which did not have a material impact on the fair value calculations, as described below.

The Company uses the Black-Scholes-Merton model in determining the fair value of options granted. The expected term is calculated based on the Company's historical experience with respect to its stock plan activity in combination with an

estimate of when vested and unexercised option shares will be exercised. The Company uses separate assumptions for the expected term of options granted based on two separate job tier classifications which had distinct historical exercise behavior. This resulted in separate fair value calculations by job tier. The risk-free interest rate is based on the zero coupon interest rate of U.S. government issued Treasury strips with a period commensurate with the expected term of the options. In determining the overall risk-free interest rate for fiscal 2013, a range of interest rates from 0.82% to 1.44% was applied depending on the expected life of the grant The Company continued to base expected volatility on a blended approach using an equal weighting of implied volatility and historical volatility. However, beginning with the first quarter of fiscal 2011, the historical volatility calculation was based on the Company's six-year and seven-year historical daily closing price, rather than the ten-year historical used in prior periods, in order to bring this factor more closely into alignment with the expected terms of the stock options. The range of volatility used for fiscal 2013 was 32% to 38%. The dividend yield assumption was added concurrent with the introduction of a cash dividend in fiscal 2011 and is based on the respective fiscal year dividend payouts. Forfeitures are estimated based on historical experience and adjustments are made annually to reflect actual forfeiture experience.

The weighted average grant date fair values of stock options granted during fiscal 2013, fiscal 2012, and fiscal 2011 were $7.37, $10.17, and $12.95 per share, respectively. In calculating the compensation expense for its stock incentive plans, the Company used the following weighted average assumptions:

	Fiscal Year		
	2013	2012	2011
Risk-free interest rate	1.15%	1.80%	2.37%
Expected volatility	36%	31%	28%
Expected term (in years)	6.59	6.11	5.85
Dividend yield	2.86%	1.79%	1.17%

During fiscal 2013, fiscal 2012, and fiscal 2011, the Company's actual tax benefit realized for tax deductions from exercising stock options was of $9 million, $7 million, and $11 million, respectively, and an excess tax benefit of $3 million, $2 million, and $6 million, respectively, related to all of its stock incentive plans.

Acquisition Accounting and Goodwill

Under acquisition accounting, the purchase price is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based upon their respective fair market values, with the excess recorded as goodwill. Acquisition-related costs are expensed in the periods in which the costs are incurred, and the results of operations of acquired businesses are included in the Consolidated Financial Statements from the acquisition date.

The Company tests goodwill for impairment on an annual basis, as of the first day of the second fiscal quarter, and between annual tests if circumstances change, of if an event occurs that would more likely than not reduce the fair value of a reporting unit below its carrying amount. A significant amount of judgment is involved in determining whether an event indicating impairment has occurred between annual testing dates. Such indicators may include: a significant decline in expected future cash flows; a significant adverse change in legal factors or in the business climate; unanticipated competition; the disposal of a significant component of a reporting unit; and the testing for recoverability of a significant asset group within a reporting unit.

The goodwill impairment test initially involves the assessment of qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company determines that it is not more likely than not, then the subsequent two-step process is not required, although the Company has the option to bypass this initial qualitative assessment and proceed directly to step one of the two-step process. If the Company determines that it is more likely than not, then it proceeds with the subsequent two-step goodwill impairment testing process. The first step is to compare each reporting unit's fair value to its carrying value. If the reporting unit's fair value exceeds its carrying value, no further procedures are required. However, if a reporting unit's fair value is less than its carrying value, an impairment of goodwill may exist, requiring a second step to measure the amount of impairment loss. In the second step, the reporting unit's fair value is allocated to all of the assets and liabilities of the reporting unit, including any unrecognized intangible assets, in a hypothetical analysis to

calculate the implied fair value of goodwill in the same manner as if the reporting unit was being acquired in a business acquisition. If the implied fair value of goodwill is less than the recorded goodwill, an impairment charge is recorded in operations for the difference.

The Company estimates the fair value of each reporting unit using a combination of the income approach and the market approach. The income approach incorporates the use of a discounted cash flow method in which the estimated future cash flows and terminal values for each reporting unit are discounted to a present value using a discount rate. Cash flow projections are based on management's estimates of economic and market conditions, which drive key assumptions of revenue growth rates, operating margins, capital expenditures and working capital requirements. The discount rate in turn is based on the specific risk characteristics of each reporting unit, the weighted-average cost of capital and its underlying forecasts. The market approach estimates fair value by applying performance-metric multiples to the reporting unit's prior and expected operating performance. The multiples are derived from comparable publicly traded companies that have operating and investment characteristics similar to the reporting unit. If the fair value of the reporting unit derived using the income approach is significantly different from the fair value estimate using the market approach, the Company reevaluates its assumptions used in the two models. The fair values determined by the market approach and income approach, as described above, are weighted to determine the fair value for each reporting unit. The weighted values assigned to each reporting unit are driven by two primary factors: 1) the number of comparable publicly traded companies used in the market approach, and 2) the similarity of the operating and investment characteristics of the reporting units to the comparable publicly traded companies used in the market approach.

In order to assess the reasonableness of the calculated reporting unit fair values, the Company also compares the sum of all of its reporting units' fair values to the Company's market capitalization (per-share stock price multiplied by the number of shares outstanding) and calculates an implied control premium (the excess of the sum of the reporting units' fair values over the market capitalization). The Company evaluates the reasonableness of the control premium by comparing it to control premiums of recent comparable transactions. If the implied control premium is not reasonable in light of these recent transactions, the Company reevaluates its fair value estimates of the reporting units by adjusting the discount rates and/or other assumptions. As a result, when CSC's stock price is low, this reevaluation can result in lower estimated fair values of the reporting units.

Fair Value

The Company uses the fair value measurement guidance to value certain of its assets and liabilities. Under this guidance, assets and liabilities are required to be valued based on assumptions used by a market participant, consistent with the following hierarchy of inputs:

Level 1— Quoted prices unadjusted for identical assets or liabilities in an active market.

Level 2— Inputs other than quoted prices that are observable, either directly or indirectly, for similar assets or liabilities.

Level 3— Unobservable inputs that reflect the entity's own assumptions which market participants would use in pricing the asset or liability.

The assets and liabilities which are valued using the fair value measurement guidance, on a recurring basis, include the Company's money market funds and money market deposits, time deposits, short-term investments, pension assets, and foreign currency derivatives comprised of forward and option contracts. The fair value of the forward contracts is based on quoted prices for similar but not identical derivative financial instruments; as such, the inputs are considered Level 2 inputs. Option contracts are valued using inputs which are based on quoted pricing intervals from external valuation models, which do not involve management judgment and as such, these inputs are considered Level 2 inputs. Certain pension assets are valued using model based pricing methods that use observable market data; as such these inputs are considered Level 2 inputs. There were no significant assets or liabilities measured at fair value on a recurring basis using significant unobservable (Level 3) inputs.

Certain assets and liabilities are measured at fair value on a non-recurring basis. These include acquired assets and liabilities in a business combination, equity method investments, asset retirement obligations, long-lived assets and

goodwill, which are recognized at fair value to the extent that they are deemed to be impaired or are classified as long-lived assets held to be disposed of by sale. The fair value in these instances is determined using Level 3 inputs.

Receivables

Receivables consist of amounts billed and currently due from customers, amounts earned but unbilled (including contracts measured under the percentage-of-completion method of accounting), amounts retained by the customer until the completion of a specified contract, completion of U.S. federal government audit activities audit activities, negotiation of contract modification, and claims.

Allowances for uncollectible billed trade receivables are estimated based on a combination of write-off history, aging analysis and any specific known collectability issues. Unbilled amounts under contracts in progress that are recoverable do not have an allowance for credit losses. Adjustments to unbilled amounts under contracts in progress related to credit quality, should they occur, would be recorded as a reduction of revenue.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Recoverability of long-lived assets or groups of assets is assessed based on a comparison of the carrying amount to the estimated future net cash flows. If estimated future undiscounted net cash flows are less than the carrying amount, an expense is recorded in the amount, if any, required to reduce the carrying amount to fair value. Fair value is determined based on a discounted cash flow approach or, when available and appropriate, to comparable market values. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

Income Taxes

Accounting for income taxes requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The Company maintains valuation allowances when, based on the weight of available evidence, it is more likely than not that all or a portion of a deferred tax asset will not be realized. Changes in valuation allowances from period to period are included in the Company's tax provision in the period of change. In determining whether a valuation allowance is warranted, the Company takes into account such factors as prior earnings history, expected future earnings, carryback and carryforward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset.

The Company recognizes uncertain tax positions in the financial statements when it is more likely than not that the tax position will be sustained upon examination. Uncertain tax positions are measured based on the probabilities that the uncertain tax position will be realized upon final settlement (see Note 10).

Cash and Cash Equivalents

The Company considers investments with an original maturity of three months or less to be cash equivalents. The Company's cash equivalents consist of time deposits, money market funds and money market deposit accounts with a number of institutions that have high credit ratings.

Cash Flows

Cash payments for interest on indebtedness and cash payments for taxes on income are as follows:

	Twelve Months Ended		
(Amounts in millions)	**March 29, 2013**	**March 30, 2012**	**April 1, 2011**
Interest	$ 186	$ 177	$ 173
Taxes on income, net of refunds	214	139	219

Non-cash investing activities include the following:

	Twelve Months Ended		
(Amounts in millions)	**March 29, 2013**	**March 30, 2012**	**April 1, 2011**
Capital expenditures in accounts payable and accrued expenses	$ 32	$ 47	$ 122
Capital expenditures through capital lease obligations	181	270	289
Assets acquired under long-term financing	26	32	115

Non-cash financing activities include common stock dividends of $30 million which are declared but not yet paid as of March 29, 2013.

Foreign Currency

The Company has determined that, generally, the local currency of its foreign affiliates is their functional currency. Accordingly, the assets and liabilities of the foreign affiliates are translated from their respective functional currency to U.S. dollars using year-end exchange rates, income and expense accounts are translated at the average rates in effect during the year, and equity accounts are translated at historical rates. The resulting translation adjustment is reported in the Statement of Other Comprehensive Income and recorded as part of accumulated other comprehensive income (AOCI). The amount of currency translation adjustment included in AOCI, for the years ended March 29, 2013, March 30, 2012 and April 1, 2011, was $(83) million (net of taxes of $12 million), $(124) million (net of taxes of $1 million) and $261 million (net of taxes of $3 million), respectively.

To manage the exposure to movements in foreign currency exchange rates, the Company uses foreign currency forward contracts and option contracts (see Note 7). The use of these derivative instruments is intended to offset, to the extent possible, the gains and losses from remeasurement of the Company's foreign currency denominated monetary assets and liabilities. Gains and losses from remeasurement of the Company's foreign currency denominated assets and liabilities, and remeasurement and settlement of the related foreign currency derivatives are recorded in Other (income) expense.

Earnings (Loss) Per Share

Basic earnings (loss) per common share (EPS) are computed using the weighted average number of common shares outstanding during the period. Diluted EPS reflect the incremental shares issuable upon the assumed exercise of stock options and equity awards.

	Twelve Months Ended		
(Amounts in millions, except per-share data)	March 29, 2013	March 30, 2012	April 1, 2011
Net income (loss) attributable to CSC common shareholders:			
From continuing operations	$ 497	$ (4,387)	$ 657
From discontinued operations	464	145	83
	$ 961	$ (4,242)	$ 740
Common share information:			
Weighted average common shares outstanding for basic EPS	$ 154.590	$ 155.012	$ 154.488
Dilutive effect of stock options and equity awards	0.967	—	2.117
Shares for diluted earnings (loss) per share	$ 155.557	$ 155.012	$ 156.605
Earnings (loss) per share – basic and diluted:			
Basic EPS:			
Continuing operations	$ 3.22	$ (28.31)	$ 4.25
Discontinued operations	3.00	0.94	0.54
Total	$ 6.22	$ (27.37)	$ 4.79
Diluted EPS:			
Continuing operations	$ 3.20	$ (28.31)	$ 4.20
Discontinued operations	2.98	0.94	0.53
Total	$ 6.18	$ (27.37)	$ 4.73

The computation of diluted EPS does not include stock options which are antidilutive, as their exercise price exceeded the average market price of the Company's common stock. The number of shares related to such stock options were 14,755,024, 17,592,316, and 9,431,834, for the years ended March 29, 2013, March 30, 2012, and April 1, 2011, respectively. In addition, the computation of diluted EPS for the year ended March 30, 2012, excluded options to purchase 442,228 shares of common stock and 1,064,959 RSUs whose effect, if included, would have been anti-dilutive due to the Company's net loss.

New Accounting Standards

During fiscal year 2013, the Company adopted the following recent Accounting Standard Updates (ASUs):

On June 16, 2011, the FASB issued ASU 2011-05, "Presentation of Comprehensive Income," which revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in ASC 220 "Comprehensive Income" and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The Company adopted the amendments in this update effective at the beginning of fiscal 2013 using the two-statement approach.

On September 15, 2011, the FASB issued ASU 2011-08, "Testing Goodwill for Impairment," which revises guidance on testing goodwill for impairment. The amendments in the ASU allow an entity the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If an entity determines that it is not more likely than not, then performing the two-step impairment is unnecessary. However, if the entity concludes that fair value is more likely than not less than carrying value, then it is required to perform the first step of the two-step impairment test and calculate the fair value of the reporting unit to compare with the carrying value of the reporting unit as described in ASC 350-20-35-4. The entity may bypass the initial qualitative assessment for any reporting unit in any period and proceed directly to the first step of the two-step impairment test. The entity may resume performing the qualitative assessment in any subsequent period. The Company adopted the amendments in the update effective at the beginning of fiscal 2013 on a prospective basis, and they did not have a material effect on CSC's Consolidated Financial Statements.

Standards Issued But Not Yet Effective

The following ASUs were recently issued but have not yet been adopted by CSC:

On December 16, 2011, the FASB issued ASU 2011-11, "Disclosures about Offsetting Assets and Liabilities," which was subsequently amended on January 31, 2013 when the FASB issued ASU 2013-01 "Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities". Together these Updates provide guidance on disclosure of information pertaining to the offsetting (netting) of assets and liabilities in the financial statements. The amendments in these ASUs affect all entities that have financial instruments and derivative instruments that are either (1) offset in accordance with either ASC 210-20-45 or ASC 815-10-45, or (2) subject to an enforceable master netting arrangement or similar agreement. ASU 2011-11 amends the existing disclosure requirements on offsetting in ASC 210-20-50 by requiring disclosures relating to gross amounts of recognized assets and liabilities, the amounts that are offset, net amounts presented in the balance sheet, and amounts subject to an enforceable master netting arrangement or similar agreement. The amendments in these updates become effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The adoption of the amendments of these updates is not expected to have a material effect on CSC's Consolidated Financial Statements.

On February 6, 2013, the FASB issued ASU 2013-02, "Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income", which requires entities to report the effect of significant reclassifications out of AOCI on the respective line items in net income unless the amounts are not reclassified in their entirety to net income. For amounts that are not required to be reclassified in their entirety to net income in the same reporting period, entities are required to cross-reference other disclosures that provide additional detail about those amounts. The amendments are effective prospectively for fiscal years and interim periods within those years, beginning after December 15, 2012. The Company is currently evaluating the impact of the adoption of these amendments.

In February 2013, the FASB issued ASU No. 2013-04, "Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date" which requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance in this ASU also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. CSC will be required to adopt the amendments in this ASU beginning in fiscal 2015. We are currently evaluating the impact that the adoption may have on CSC's Consolidated Financial Statements.

In March 2013, the FASB issued ASU No. 2013-05, Foreign Currency Matters (Topic 830): "Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity" which resolves the diversity in practice about whether Subtopic 810-10, Consolidation - Overall, or Subtopic 830-30, Foreign Currency Matters - Translation of Financial Statements, applies to the release of the cumulative translation adjustment into net income when a parent either sells a part of or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. In addition, the amendments resolve the diversity in practice for the treatment of business combinations achieved in stages (i.e. step acquisitions) involving a foreign entity. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. CSC will be required to adopt the amendments in this ASU beginning in fiscal 2015. The adoption of the amendments of these updates is not expected to have a material effect on CSC's Consolidated Financial Statements.

Note 2 – Investigations and Out of Period Adjustments

Summary of Audit Committee and SEC Investigations Related to the Out of Period Adjustments

As previously disclosed in fiscal 2012 and fiscal 2011, the Company initiated an investigation into out of period adjustments resulting from certain accounting errors in our Managed Services Sector (MSS) segment, primarily involving accounting irregularities in the Nordic region. Initially, the investigation was conducted by Company personnel, but outside Company counsel and forensic accountants retained by such counsel later assisted in the Company's investigation. On January 28, 2011, the Company was notified by the SEC's Division of Enforcement that it had commenced a formal civil investigation relating to these matters, which investigation has been expanded to other matters subsequently identified by the SEC, including matters specified in subpoenas issued to the Company from time to time by the SEC's Division of Enforcement as well as matters under investigation by the Audit Committee, as further described below. The Company is cooperating in the SEC's investigation.

On May 2, 2011, the Audit Committee commenced an independent investigation into the matters relating to the MSS segment and the Nordic region, matters identified by subpoenas issued by the SEC's Division of Enforcement, and certain other accounting matters identified by the Audit Committee and retained independent counsel to represent CSC on behalf of, and under the exclusive direction of, the Audit Committee in connection with such independent investigation. Independent counsel retained forensic accountants to assist with their work. Independent counsel also represents CSC on behalf of, and under the exclusive direction of, the Audit Committee in connection with the investigation by the SEC's Division of Enforcement.

The Audit Committee's investigation was expanded to encompass (i) the Company's operations in Australia, (ii) certain aspects of the Company's accounting practices within its Americas Outsourcing operation, and (iii) certain of the Company's accounting practices that involve the percentage-of-completion accounting method, including the Company's contract with the U.K. National Health Service (NHS). In the course of the Audit Committee's expanded investigation, accounting errors and irregularities were identified. As a result, certain personnel have been reprimanded, suspended, terminated and/or have resigned. The Audit Committee determined in August 2012 that its independent investigation was complete. The Audit Committee instructed its independent counsel to cooperate with the SEC's Division of Enforcement by completing production of documents and providing any further information requested by the SEC's Division of Enforcement.

In addition to the matters noted above, the SEC's Division of Enforcement is continuing its investigation involving its concerns with certain of the Company's prior disclosure and accounting determinations with respect to the Company's contract with the NHS and the possible impact of such matters on the Company's financial statements for years prior to the Company's current fiscal year. The Company and the Audit Committee and its independent counsel are investigating these matters and are continuing to cooperate with the SEC's Division of Enforcement in its investigation of prior disclosures of the Company's contract with the NHS. The SEC's investigative activities are ongoing.

In addition, the SEC's Division of Corporation Finance has issued comment letters to the Company requesting, among other things, additional information regarding its previously disclosed adjustments in connection with the above-referenced accounting errors, the Company's conclusions relating to the materiality of such adjustments, and the Company's analysis of the effectiveness of its disclosure controls and procedures and its internal control over financial reporting. The SEC's Division of Corporation Finance's comment letter process is ongoing, and the Company is continuing to cooperate with that process.

The investigation being conducted by the SEC's Division of Enforcement and the review of our financial disclosures by the SEC's Division of Corporation Finance are continuing and could identify other accounting errors, irregularities or other areas of review. As a result, we have incurred and may continue to incur significant legal and accounting expenditures. We are unable to predict how long the SEC's Division of Enforcement's investigation will continue or whether, at the conclusion of its investigation, the SEC will seek to impose fines or take other actions against the Company. In addition, we are unable to predict the timing of the completion of the SEC's Division of Corporation Finance's review of our financial disclosures or the outcome of such review. Publicity surrounding the foregoing or any enforcement action as a result of the SEC's investigation, even if ultimately resolved favorably for us, could have an adverse impact on the Company's

reputation, business, financial condition, results of operations or cash flows. The Company is unable to estimate any possible loss or range of loss associated with these matters.

Out of Period Adjustments Financial Impact Summary

Cumulative Impact of Out of Period Adjustments

The rollover impact on income (loss) from continuing operations before taxes of the recorded out of period adjustments in fiscal 2013, 2012 and 2011 is attributable to the following prior fiscal years:

	Increase/(Decrease)			
(Amounts in millions)	**Fiscal 2011 Adjustments**	**Fiscal 2012 Adjustments**	**Fiscal 2013 Adjustments**	**Total Adjustments**
Fiscal 2013	$ —	$ —	$ 6	$ 6
Fiscal 2012	—	79	7	86
Fiscal 2011	52	(29)	(22)	1
Fiscal 2010	(48)	(9)	14	(43)
Prior fiscal years (unaudited)	(4)	(41)	(4)	(49)

See Note 16 for a summary of the effect of the pre-tax out of period adjustments on the Company's segment results for fiscal 2013, 2012 and 2011.

Fiscal 2013 Adjustments Financial Impact Summary

During fiscal 2013, the Company identified and recorded net adjustments decreasing income from continuing operations before taxes by $6 million that should have been recorded in prior fiscal years. This net impact on income from continuing operations before taxes for fiscal 2013 is comprised of the following:

- net adjustments decreasing fourth quarter pre-tax income by $9 million resulting primarily from the correction of inappropriately capitalized operating costs originating from MSS, a software revenue recognition correction originating from the Company's Business Solutions and Services (BSS) segment and the correction of understated payroll and related expenses at Corporate;
- net adjustments decreasing third quarter pre-tax income by $1 million primarily resulting from the correction of useful lives of property and equipment in service at a BSS contract that were inconsistent with established CSC accounting conventions;
- net adjustments increasing second quarter pre-tax income by $5 million primarily resulting from the correction of accounting errors identified by the Company related to costs incurred under the NHS contract (see below for more discussion of out of period adjustments related to the Company's NHS contract); and
- net adjustments decreasing first quarter pre-tax income by $1 million primarily resulting from the corrections of fiscal 2012 revenue recognized on a software contract in the Company's BSS segment, corrections of fiscal 2012 restructuring cost accruals originating primarily from the Company's BSS and MSS segments and corrections to record adjustments originating primarily from the Company's North American Public Sector (NPS) and MSS segments that were identified late in the close process but not included in the Company's consolidated fiscal 2012 financial statements

Adjustments recorded during fiscal 2013 that should have been recorded in prior fiscal years increased income from continuing operations by $7 million. This increase is attributable to the tax effect of the adjustments described above and $5 million of discrete tax benefits that should have been recorded in prior fiscal years. The discrete tax benefits are primarily attributable to the adjustment of the deferred tax liability related to intellectual property assets.

NHS

As previously disclosed in fiscal 2012 and in the first quarter of fiscal 2013, the Company had identified certain additional items related to the investigation of the Company's use of the percentage-of-completion accounting method used on the NHS contract. During the second quarter of fiscal 2013, based on its analysis of these items, the Company recorded net

credits of $9 million in pre-tax out of period adjustments impacting prior fiscal years. During the third quarter of fiscal 2013, the Company identified additional prior period errors. Such errors identified in the third quarter, which were self-correcting in the third quarter of fiscal 2012, have no impact on income from continuing operations before taxes for fiscal 2013. The accounting errors identified during fiscal 2013 are primarily related to either costs incurred under the contract or the estimation of contract revenues and costs at completion, which resulted in the overstatement of income from continuing operations before taxes. The Company has concluded that there is no cumulative impact of this overstatement as a result of the $1.5 billion specified contract charge recorded as of December 30, 2011 being overstated by the same amount.

The Company has concluded that the errors identified during fiscal 2013 do not appear to have any impact on amounts charged to the NHS. Based on information provided by independent counsel, the Company believes that a small portion of such adjustments should be characterized as intentional accounting irregularities. The impact on income (loss) from continuing operations before taxes of the out of period adjustments identified in fiscal 2013 related to the Company's NHS contract is attributable to the following prior fiscal years:

(Amounts in millions)	Increase/(Decrease) Fiscal 2013 Adjustments
Fiscal 2013	$ (9)
Fiscal 2012	10
Fiscal 2011	(15)
Fiscal 2010	18
Prior fiscal years (unaudited)	(4)

The following table summarizes the cumulative effect on net income attributable to CSC common shareholders of the consolidated out of period adjustments recorded during fiscal 2013 under the rollover method. The amounts noted below also include certain adjustments that only impacted quarters (unaudited) within fiscal 2013, but had no net impact on the full year fiscal 2013 results:

	Fiscal 2013 Quarter Ended				
(Amounts in millions)	June 29, 2012	September 28, 2012	December 28, 2012	March 29, 2013	Total
NHS adjustments	$ —	$ (9)	$ —	$ —	$ (9)
Other adjustments	3	12	4	(4)	15
Effect on income from continuing operations before taxes	3	3	4	(4)	6
Taxes on income	(2)	(1)	(4)	(1)	(8)
Other income tax adjustments	(2)	—	(2)	(1)	(5)
Effect on income from discontinued operations, net of taxes	—	—	(28)	28	—
Effect on net income attributable to CSC common shareholders	$ (1)	$ 2	$ (30)	$ 22	$ (7)

Out of period adjustments recorded in fiscal 2013 had the following impact on select line items of the Consolidated Statements of Operations for the twelve months ended March 29, 2013 under the rollover method:

	Twelve Months Ended March 29, 2013		
(Amounts in millions, except per-share amounts)	As Reported	Adjustments Increase/ (Decrease)	Amount Adjusted for Removal of Errors
Revenues	$ 14,993	14	$ 15,007
Costs of services (excludes depreciation and amortization and restructuring costs)	11,851	6	11,857
Selling, general and administrative (excluding restructuring costs)	1,195	(1)	1,194
Depreciation and amortization	1,076	(2)	1,074
Restructuring costs	264	5	269
Interest expense	183	—	183
Other (income) expense	(34)	—	(34)
Income from continuing operations before taxes	480	6	486
Taxes on income	(35)	13	(22)
Income from continuing operations	515	(7)	508
Income from discontinued operations, net of taxes	464	—	464
Net income attributable to CSC common shareholders	961	(7)	954
EPS – Diluted			
Continuing operations	$ 3.20	$ (0.04)	$ 3.16
Discontinued operations	2.98	—	2.98
Total	$ 6.18	$ (0.04)	$ 6.14

The out of period adjustments affecting income from continuing operations before taxes during the twelve months ended March 29, 2013 under the rollover method are related to the following consolidated balance sheet line items:

- Accounts receivable ($1 million decrease);
- Prepaid expenses and other current assets ($15 million increase);
- Outsourcing contract costs ($1 million decrease);
- Other assets ($6 million decrease);
- Property and equipment ($5 million decrease);
- Accrued payroll and related costs ($9 million increase);
- Accrued expenses and other current liabilities ($12 million decrease); and
- Deferred revenue ($13 million increase).

The Company has determined that the impact of the consolidated out of period adjustments recorded in fiscal 2013 is immaterial to the consolidated results, financial position and cash flows for fiscal 2013 and prior years. Consequently, the cumulative effect of these adjustments was recorded during fiscal 2013.

Fiscal 2012 Adjustments Financial Impact Summary

As previously disclosed, during fiscal 2012, the Company recorded various pre-tax adjustments that should have been recorded in prior fiscal years. The aggregate fiscal 2012 adjustments increased the loss from continuing operations before taxes by $79 million ($63 million net of tax) and were comprised of $13 million of charges relating to operations in the Nordic region, $23 million of charges relating to the Company's operations in Australia, and $25 million of charges originating from the NHS contract in the Company's BSS segment. Additionally, $16 million and $2 million of charges were recorded in the NPS segment and other operations of the Company, respectively. The fiscal 2012 out of period adjustments primarily related to the Company's MSS and BSS segments, with $37 million and $26 million of adjustments within MSS and BSS, respectively. Further adjustments were identified and recorded in fiscal 2013 related to fiscal 2012 that increased the net error by $7 million.

Nordic Region

The Company attributes the $13 million in pre-tax adjustments recorded in the Nordic region in fiscal 2012 to miscellaneous errors and not to any accounting irregularities or intentional misconduct other than a $1 million operating lease adjustment noted in the first quarter of fiscal 2012 which was a refinement of an error previously corrected and reported in fiscal 2011.

Australia

As previously disclosed, in the course of the Australia investigation initiated in fiscal 2012, accounting errors and irregularities were identified. As a result, certain personnel in Australia have been reprimanded, terminated and/or resigned. The Company attributes the $23 million of pre-tax adjustments recorded in fiscal 2012 to either intentional accounting irregularities (intentional irregularities) or other accounting errors (Other Errors). Other Errors include both unintentional errors and errors for which the categorization is unclear. The categorizations were provided to the Company through the independent investigation. The impact of the adjustments on income (loss) from continuing operations before taxes is attributable to the following prior fiscal years:

	Increase/(Decrease)				
(Amounts in millions)	**Fiscal 2008 & Prior (unaudited)**	**Fiscal 2009 (unaudited)**	**Fiscal 2010**	**Fiscal 2011**	**Total**
Intentional irregularities	$ 10	$ (7)	$ (4)	$ 1	$ —
Other Errors	(7)	(16)	3	(3)	(23)
	$ 3	$ (23)	$ (1)	$ (2)	$ (23)

NHS

As previously disclosed, in fiscal 2012, $25 million of out of period adjustments reducing income from continuing operations related to the Company's NHS contract were identified and recorded. During the course of the investigation in fiscal 2012 of the percentage-of-completion accounting method used on the Company's NHS contract, certain accounting errors were identified related to costs incurred under the contract, which resulted in errors in the recognition of income from continuing operations that would have reduced by approximately $24 million the $1.5 billion write-off recorded by the Company in the third quarter of fiscal 2012. Although the Company has concluded that these errors do not appear to have any impact on amounts charged to the NHS, the errors have impacted the operating income recognized on the NHS contract. The exclusion of certain costs incurred under the contract caused the estimated margin at completion, which determines the operating income that is booked when revenue milestones are achieved, to be overstated. Although the Company has concluded that there is no cumulative impact as a result of the $1.5 billion charge relating to the NHS contract recorded as of December 30, 2011, operating income from fiscal year 2007 through and including fiscal 2011 has been overstated by a total of approximately $24 million and, therefore, the charge taken by the Company as of December 30, 2011 was overstated by approximately the same amount.

Certain additional items had been identified related to the NHS contract that could have had an effect on the amount and the allocation of the out of period adjustments for fiscal 2012 and prior fiscal years. These additional items were subject to further investigation and therefore were not recorded in fiscal 2012. See our discussion of fiscal 2013 adjustments above for further information regarding the impact of such items.

Certain CSC finance employees based in the U. K. were aware prior to fiscal 2012 of the aforementioned errors, but those employees failed to appropriately correct the errors. Therefore, the Company has classified these errors as intentional. Such categorization was provided to the Company through the independent investigation. As a result, certain personnel have been suspended.

The impact on income (loss) from continuing operations before taxes of the $25 million of out of period adjustments identified in fiscal 2012 related to the Company's NHS contract is attributable to the following prior fiscal years:

(Amounts in millions)	Increase/(Decrease) Fiscal 2012 Adjustments
Fiscal 2012	$ 25
Fiscal 2011	(7)
Fiscal 2010	(4)
Prior fiscal years (unaudited)	(14)

NPS

As previously reported, in fiscal 2012 the Company identified and recorded pre-tax adjustments reducing income from continuing operations before taxes by $16 million. Such adjustments were identified by the Company and were primarily related to the percentage-of-completion accounting adjustments.

Americas Outsourcing

As previously disclosed, in the course of the independent investigation of Americas Outsourcing accounting practices, accounting conventions used by Americas Outsourcing relating to intraperiod cost allocations were determined to be unintentional accounting errors. The errors did not have an impact on a fiscal year basis. The Company also determined that other operating units employed similar practices and made necessary corrections.

The following table summarizes the cumulative effect on the fiscal 2012 net loss attributable to CSC common shareholders of the consolidated out of period adjustments recorded during fiscal 2012 and fiscal 2013 under the rollover method. The amounts noted below also include certain adjustments that only impacted quarters (unaudited) within fiscal 2012, but had no net impact on the full year fiscal 2012 results:

	Fiscal 2012				
	Quarter Ended				
(Amounts in millions)	July 1, 2011	September 30, 2011	December 30, 2011	March 30, 2012	Total
Operating costs inappropriately capitalized	$ 1	$ —	$ —	$ —	$ 1
Misapplication of US GAAP	1	(1)	2	(1)	1
Miscellaneous errors	2	7	—	2	11
Total Nordic adjustments	4	6	2	1	13
Operating costs inappropriately capitalized	—	11	—	—	11
Misapplication of US GAAP	—	8	—	1	9
Miscellaneous errors	—	2	2	(1)	3
Total Australia adjustments	—	21	2	—	23
NHS adjustments	(2)	(2)	46	(7)	35
NPS adjustments	3	1	(5)	11	10
Other adjustments	2	(11)	5	9	5
Effect on income (loss) from continuing operations before taxes	7	15	50	14	86
Taxes on income	(2)	(3)	(2)	(4)	(11)
Other income tax adjustments	1	14	(10)	(5)	—
Effect on net income (loss) attributable to CSC common shareholders	$ 6	$ 26	$ 38	$ 5	$ 75

Out of period adjustments recorded during fiscal 2012 and fiscal 2013 had the following impact on select line items of the Consolidated Statements of Operations for the twelve months ended March 30, 2012 under the rollover method:

	Twelve Months Ended March 30, 2012		
(Amounts in millions, except per-share amounts)	**As Reported**	**Adjustments Increase/ (Decrease)**	**Amount Adjusted for Removal of Errors**
Revenues	$ 15,364	$ 56	$ 15,420
Costs of services (excludes depreciation and amortization, specified contract charge, settlement charge and restructuring costs)	13,019	(27)	12,992
Cost of services – specified contract charge (excludes amount charged to revenue of $204)	1,281	3	1,284
Selling, general and administrative (excludes restructuring costs)	1,128	2	1,130
Depreciation and amortization	1,147	(2)	1,145
Restructuring costs	140	(5)	135
Interest expense	175	(3)	172
Other (income) expense	(6)	2	(4)
Loss from continuing operations before taxes	(4,454)	86	(4,368)
Taxes on income	(84)	11	(73)
Loss from continuing operations	(4,370)	75	(4,295)
Income from discontinued operations, net of taxes	145	—	145
Net loss attributable to CSC common shareholders	(4,242)	75	(4,167)
EPS – Diluted			
Continuing operations	$ (28.31)	$ 0.48	$ (27.83)
Discontinued operations	0.94		0.94
Total	$ (27.37)	$ 0.48	$ (26.89)

The out of period adjustments affecting loss from continuing operations before taxes during the twelve months ended March 30, 2012 under the rollover method are related to the following consolidated balance sheet line items:

- Accounts receivable ($66 million decrease);
- Prepaid expenses and other current assets ($44 million increase);
- Other assets ($6 million increase);
- Property and equipment ($29 million decrease);
- Accrued payroll and related costs ($2 million decrease);
- Accrued expenses and other current liabilities ($46 million increase); and
- Deferred revenue ($3 million decrease).

The Company has determined that the impact of the consolidated out of period adjustments recorded in fiscal 2012 and fiscal 2013 is immaterial to the consolidated results, financial position and cash flows for fiscal 2012 and prior years. Consequently, the cumulative effect of these adjustments was recorded during fiscal 2012 and fiscal 2013.

Fiscal 2011 Adjustments Financial Impact Summary

As previously reported, during fiscal 2011, the Company recorded $52 million of pre-tax adjustments that should have been recorded in prior fiscal years. The total out of period adjustments recorded in fiscal 2011 were comprised of $92 million of charges reducing income from continuing operations before taxes originating out of the Company's MSS operations in the Nordic region, and $40 million of adjustments increasing income from continuing operations before taxes, with $36 million of the $40 million within MSS. Further adjustments were identified and recorded in fiscal 2012 and 2013 related to fiscal 2011 that reduced the net error by $29 million and $22 million, respectively.

Nordic Region

As noted above, during fiscal 2011, the Company commenced an investigation into accounting irregularities in the Nordic region. Based upon the Company's investigation, review of underlying documentation for certain transactions and balances, review of contract documentation and discussions with Nordic personnel, the Company attributes the majority of the $92 million of pre-tax adjustments recorded in the Nordic region in fiscal 2011 to accounting irregularities arising from suspected intentional misconduct by certain former employees in our Danish subsidiaries. These accounting irregularities included the inappropriate capitalization of operating costs, the misapplication of U.S. GAAP and miscellaneous errors.

The following table summarizes the cumulative effect on the fiscal 2011 net income attributable to CSC common shareholders of the consolidated out of period adjustments recorded during fiscal 2011, 2012 and 2013. The amounts noted below also include certain adjustments that only impacted quarters (unaudited) within fiscal 2011, but had no net impact on the full year fiscal 2011 results:

	Fiscal 2011				
	Quarter Ended				
(Amounts in millions)	**July 2, 2010**	**October 1, 2010**	**December 31, 2010**	**April 1, 2011**	**Total**
Operating costs inappropriately capitalized	$ 15	$ 38	$ 8	$ 6	$ 67
Misapplication of US GAAP	4	3	6	(1)	12
Miscellaneous errors	1	(1)	9	(2)	7
Total Nordic adjustments	20	40	23	3	86
Operating costs inappropriately capitalized	—	(1)	(1)	—	(2)
Misapplication of US GAAP	—	1	3	(1)	3
Miscellaneous errors	(4)	5	(2)	(3)	(4)
Total Australia adjustments	(4)	5	—	(4)	(3)
NHS adjustments	(10)	(2)	(5)	(5)	(22)
NPS adjustments	4	2	(10)	(7)	(11)
Other adjustments	(9)	(8)	(18)	(14)	(49)
Effect on income from continuing operations before taxes	1	37	(10)	(27)	1
Taxes on income	4	1	9	10	24
Other income tax adjustments	(1)	(13)	(6)	18	(2)
Effect on net income attributable to CSC common shareholders	$ 4	$ 25	$ (7)	$ 1	$ 23

Out of period adjustments recorded during fiscal 2011, 2012 and 2013 had the following impact on select line items of the Consolidated Statements of Operations for the twelve months ended April 1, 2011 under the rollover method:

	Twelve Months Ended April 1, 2011		
(Amounts in millions, except per-share amounts)	**As Reported**	**Adjustments Increase/ (Decrease)**	**Amount Adjusted for Removal of Errors**
Revenues	$ 15,582	$ 1	$ 15,583
Costs of services (excludes depreciation and amortization)	12,578	(4)	12,574
Selling, general and administrative	949	1	950
Depreciation and amortization	1,068	3	1,071
Interest expense	167	—	167
Other (income) expense	(21)	—	(21)
Income from continuing operations before taxes	878	1	879
Taxes on income	202	(22)	180
Income from continuing operations	676	23	699
Income from discontinued operations, net of taxes	83	—	83
Net income attributable to CSC common shareholders	740	23	763
EPS – Diluted			
Continuing operations	$ 4.20	$ 0.15	$ 4.35
Discontinued operations	0.53	—	0.53
Total	$ 4.73	$ 0.15	$ 4.88

The Company has determined that the impact of the consolidated out of period adjustments recorded in fiscal 2013, 2012, and 2011 is immaterial to the consolidated results, financial position and cash flows for fiscal 2011 and prior years. Consequently, the cumulative effect of these adjustments was recorded during fiscal 2011.

Note 3 – Divestitures

Discontinued Operations

During fiscal 2013, CSC completed the divestiture of three businesses within its BSS Segment: the U.S.-based credit services business, the Italian consulting and system integration business, and an enterprise systems integration business in Malaysia and Singapore. These divestitures reflect the Company's ongoing service portfolio optimization initiative to focus on next-generation technology services and are presented in the Company's Consolidated Statements of Operations as discontinued operations.

The Company received cash proceeds of $1,001 million for the sale of its U.S. based credit services business, including a $1 million working capital adjustment. For its sale of the enterprise system integration business, the Company received $90 million in cash and expects to receive another $14 million for working capital and other adjustments. For the disposal of its Italian consulting and system integration business, the Company paid $35 million (plus $8 million of cash included in the divested entity's net assets sold), but expects to receive $6 million back from the buyer for a purchase price adjustment. Both the $14 million and $6 million described above were recorded as receivables.

These three divestitures resulted in a total pre-tax gain of $769 million (after-tax gain of $417 million), representing the excess of the net proceeds over the carrying value of the net assets of the divested businesses and transaction costs of $11 million. The divested assets and liabilities included current assets of $129 million, property and equipment and other long-lived assets of $11 million, goodwill of $241 million, and liabilities of $85 million.

During fiscal 2012, CSC recorded a pre-tax loss from discontinued operations of $2 million to reflect purchase price adjustments in accordance with the purchase agreement related to the fourth quarter fiscal 2011 divestiture discussed below. In fiscal 2012, CSC also recorded a $3 million adjustment to the taxes on gain on discontinued operations recorded in fiscal 2011. The adjustment reflects a change in the estimated tax provision made in fiscal 2011.

During fiscal 2011, CSC completed the divestiture of two businesses within its NPS segment whose ultimate customer was the U.S. federal government. One divestiture resulted in cash consideration of $56 million, and the second divestiture resulted in cash consideration of $65 million, of which $63 million was received in fiscal 2011 and the remaining $2 million was collected in fiscal 2012. Both of the divestitures were driven by the Governmental Organizational Conflict of Interest concerns. The divestitures resulted in total pre-tax gains of $59 million (after-tax gains of approximately $28 million) representing the excess of the proceeds over the carrying value of the net assets of the divested businesses (which included current assets of $38 million, property and equipment and other long-lived assets of $8 million, goodwill of $23 million, liabilities of $12 million), net of transaction costs of $5 million.

Following is the summary of the results of the discontinued operations:

	Twelve Months Ended		
(Amounts in millions)	**March 29, 2013**	**March 30, 2012**	**April 1, 2011**
Operations			
Revenue	$ 395	$ 513	$ 562
Income from discontinued operations, before taxes	84	107	100
Tax expense (benefit)	37	(37)	45
Net income from discontinued operations	47	144	55
Disposal			
Gain (loss) on disposition	$ 769	$ (2)	$ 59
Tax expense (benefit)	352	(3)	31
Gain on disposition, net of taxes	417	1	28
Income from discontinued operations, net of taxes	$ 464	$ 145	$ 83

In fiscal 2013, the primary difference between the book and tax gain on the sale of the U.S.-based credit services business was the write-off of approximately $241 million of goodwill, a majority of which was non-deductible for tax purposes. The income tax expense recorded includes an allocation of a deferred tax charge related to such goodwill. In addition, there was a significant tax benefit realized on the divestment of the Italian consulting and system integration business. The gain from the sale of the enterprise systems integration business in Malaysia and Singapore was exempt from income tax. In fiscal 2011, the primary difference between the book and tax gain on the sale of an NPS business was related to goodwill that was not tax deductible for tax purposes.

For fiscal 2012, discontinued operations reflects a tax benefit of approximately $82 million due to the change in tax status of one of the Company's foreign subsidiaries. This change in tax status resulted in a deemed liquidation for U.S. tax purposes and triggered various deductions which resulted in an income tax benefit. This benefit was allocable to discontinued operations as such foreign subsidiary was disposed of during the current fiscal year.

Other Divestiture

In fiscal year 2013, the Company also sold Paxus, its Australian information technology staffing business unit, which was included in the Company's BSS Segment. This divestiture did not qualify to be presented as discontinued operations due to CSC's significant continuing business relationship with the divested entity.

The total consideration for this divestiture was $79 million, of which $63 million was received in cash and $16 million was recorded as a receivable. This sale resulted in a pre-tax gain of $38 million, representing the excess of the proceeds over the carrying value of the net assets divested, net of transaction costs of $3 million. The divested assets and liabilities included current assets of $41 million, property and equipment and other long-lived assets of $2 million, and liabilities of $5 million. There was no tax expense or benefit on the gain on sale of Paxus because the Company had sufficient capital losses in its Australian business unit to completely offset the capital gain.

Note 4 – Acquisitions

Fiscal 2013 Acquisition

In the second quarter of fiscal 2013, CSC acquired a privately-held entity for $35 million in an all-cash transaction. The entity was acquired primarily to enhance CSC's strategy of offering customers greater value through data expertise and intellectual property. The purchase price was allocated to net assets acquired based on their estimated fair values at the date of acquisition as: $4 million to current assets, $8 million to acquired intangible assets, $2 million to liabilities, and $25 million to goodwill. The goodwill is associated with the NPS segment and is expected to be tax deductible. The pro forma financial information for this acquisition is not presented as this acquisition is not material to CSC's consolidated results.

Fiscal 2012 Acquisitions

iSOFT Acquisition

On July 29, 2011, CSC completed the acquisition of iSOFT Group Limited (iSOFT), a publicly-held company listed on the Australian Securities Exchange. iSOFT is a global healthcare information technology company providing advanced application solutions principally to secondary care providers across both the public and private sectors. The acquisition complements and strengthens CSC's software products, healthcare integration and services portfolio, and its healthcare research and development capabilities.

CSC acquired all of the outstanding shares in iSOFT for cash consideration of $200 million and the assumption of debt of $315 million, of which $298 million was repaid immediately after the acquisition. The acquisition was funded through CSC's existing cash balances.

Prior to the acquisition, the Company and iSOFT had a subcontracting agreement related to the development and delivery of software and IT services under the Company's NHS contract. The agreement was effectively settled upon the completion of the acquisition. The Company determined that the subcontract was at market and no settlement gain or loss was recognized on the pre-existing relationship.

The results of iSOFT have been included in the Company's consolidated financial statements from the date of acquisition within its Business Solutions and Services (BSS) segment. For the twelve months ended March 30, 2012, iSOFT contributed revenues of $139 million and an operating loss of $93 million, including the effect of purchase accounting adjustments, primarily relating to amortization of intangibles. The operating loss was offset by currency gains of $18 million, resulting in an effective loss of $75 million before interest and taxes. The currency gains, which resulted from unhedged inter-company loans, are included in other income. The following unaudited pro forma summary presents consolidated information of the Company as if the acquisition of iSOFT had occurred on April 3, 2010 for all periods presented:

	As Reported		Pro Forma - Unaudited	
	Twelve Months Ended		Twelve Months Ended	
(Amounts in millions, except per-share data)	March 30, 2012	April 1, 2011	March 30, 2012	April 1, 2011
Revenue	$ 15,364	$ 15,582	$ 15,442	$ 15,776
Net (loss) income attributable to CSC common shareholders	(4,242)	740	(4,344)	618
Basic EPS	$ (27.37)	$ 4.79	$ (28.02)	$ 4.00
Diluted EPS	(27.37)	4.73	(28.02)	3.95

The pro forma financial information above is not indicative of the results that would have actually been obtained if the acquisition had occurred on April 3, 2010, or that may be obtained in the future. No effect has been given to cost reductions or operating synergies relating to the integration of iSOFT in the Company's operations. The information for the twelve months ended March 30, 2012 has been adjusted to exclude $37 million of goodwill impairment recorded by iSOFT in June 2011, and the twelve months ended April 1, 2011 information has been adjusted to exclude $290 million of goodwill impairment recorded by iSOFT in June 2010. Additionally, the twelve months ended March 30, 2012 information

has been adjusted to exclude the transaction costs of $11 million, and the twelve months ended April 1, 2011 information has been adjusted to include the transaction costs of $11 million.

The fair values of the assets acquired and liabilities assumed at the date of acquisition, including adjustments to the valuation of net assets acquired based on additional information that subsequently became available during fiscal 2012, are summarized as follows:

(Amounts in millions)	Estimated Fair Value
Cash and cash equivalents	$ 26
Trade and other receivables	114
Other current assets	14
Deferred tax assets	12
Intangible assets	198
Property and equipment	21
Other non-current assets	3
Trade payables and accrued expenses	(62)
Deferred revenue	(54)
Debt	(315)
Deferred taxes, uncertain tax positions, and other long-term liabilities	(59)
Total identifiable net assets acquired	(102)
Goodwill	302
Total cash purchase price	$ 200

As of the acquisition date, the fair value of receivables approximated book value, which included billed and unbilled receivables and the historical allowance for uncollectible amounts of $10 million.

The components of the definite-lived intangible assets acquired and their respective estimated useful lives were as follows:

(Amounts in millions)	Estimated Fair Value	Estimated Useful Lives (Years)
Customer relationships	$ 92	10-13
Software	102	2-7
Trade names	4	1
Total intangible assets	$ 198	

The entire amount of goodwill is associated with the Company's BSS segment, and is attributable to expected increases in the Company's market capabilities, synergies from combining operations, and the value of the acquired workforce. Of the estimated total goodwill, $71 million was estimated to be tax deductible.

AppLabs Acquisition

On September 13, 2011, CSC acquired AppLabs Technologies Private Limited (AppLabs), a Company headquartered in India which significantly enhances CSC's capabilities in application testing services as well as shortening time-to-market. The AppLabs acquisition will complement CSC's expertise in financial services, healthcare, manufacturing, chemical, energy and natural resources and technology and consumer verticals.

CSC acquired all outstanding shares of AppLabs for cash consideration of $171 million, which was funded through CSC's existing cash balances.

The results of AppLabs have been included in the Company's consolidated financial statements from the date of acquisition. For the twelve months ended March 30, 2012, AppLabs contributed revenues of $60 million and net income of $2 million, including the effect of purchase accounting adjustments, primarily relating to amortization of intangibles. The pro forma financial information for this acquisition is not presented as this acquisition is not material to CSC's consolidated results.

The fair values of the assets acquired and liabilities assumed at the date of acquisition, including adjustments to the valuation of net assets acquired based on additional information that subsequently became available during fiscal 2012, are summarized as follows:

(Amounts in millions)	Estimated Fair Value
Cash and cash equivalents	$ 4
Trade receivables	20
Other current assets	8
Intangible assets	26
Property and equipment	4
Trade payables and accrued expenses	(26)
Deferred taxes and uncertain tax positions	(20)
Other liabilities	(2)
Total identifiable net assets acquired	14
Goodwill	157
Total purchase price	$ 171

As of the acquisition date, the fair value of trade receivables approximated book value and was considered fully recoverable.

The components of the definite-lived intangible assets acquired and their respective estimated useful lives are as follows:

(Amounts in millions)	Estimated Fair Value	Estimated Useful Lives (Years)
Customer relationships	$ 25	2-8
Software	1	1-5
Total intangible assets	$ 26	

The entire amount of goodwill is associated with the Company's Managed Services Sector (MSS) segment and is attributable to expected increases in the Company's market capabilities and the value of the acquired workforce. None of the goodwill was tax deductible.

Other Acquisitions

During fiscal 2012, CSC also acquired two other small privately-held entities for $28 million in all-cash transactions plus additional consideration of up to $2 million contingent on achievement of agreed revenue targets for future periods through the end of May 2014. The acquisitions will enhance CSC's offerings in the healthcare information technology and financial services industries.

The results of the acquired businesses have been included in the Company's consolidated financial statements from the dates of acquisition. The pro forma financial information for these acquisitions is not presented as these acquisitions, both individually and in the aggregate, are not material to CSC's consolidated results.

The purchase prices were allocated to net assets acquired based on estimates of fair values at the dates of acquisition as: $8 million to current assets, $2 million to property and equipment, $7 million to intangible assets, $6 million to liabilities

and $17 million to goodwill. Identified intangible assets consist primarily of customer related intangibles with useful lives of 4-10 years. Of the $17 million goodwill, $14 million is associated with the NPS segment and $3 million with the BSS segment. The $14 million goodwill associated with the NPS segment is expected to be tax deductible.

During fiscal 2011, CSC acquired four privately-held companies for $156 million. Two of the acquisitions were related to CSC's NPS segment and enhance the Company's cyber security, intelligence and analysis capabilities that support the national security and intelligence communities. Two of the acquisitions were related to CSC's BSS segment and augment the Company's healthcare business process outsourcing, software design and development, and our consulting practice within the chemical, energy and natural resources markets. The purchase consideration for the acquisitions was allocated to the assets acquired and liabilities assumed, based on their respective fair values at the date of acquisition. The total purchase consideration was allocated as $17 million to current assets, $5 million to property and equipment and other long term assets, $22 million to customer-related intangible assets, $19 million to other intangible assets, $20 million to liabilities assumed, and $113 million to goodwill. Identified other intangible assets include software, noncompetition agreements, trade names and in-process research and development. The weighted average amortization period for the customer-related intangible assets ranges from seven to ten years, and for other intangible assets it ranges from three to eight years. Of the total goodwill, $72 million is associated with CSC's NPS segment and $41 million with the BSS segment; $69 million of the total goodwill was tax deductible. The aggregate amount of acquisition costs for the transactions amounted to $1 million and was expensed as incurred.

Pro forma financial information is not presented as the impact of these acquisitions was immaterial to CSC's consolidated results.

Note 5 – Receivables

Receivables consist of the following:

(Amounts in millions)	March 29, 2013	March 30, 2012
Billed trade accounts	$ 1,627	$ 1,794
Unbilled recoverable amounts under contracts in progress	1,176	1,300
Other receivables	396	163
Total	$ 3,199	$ 3,257

Unbilled recoverable amounts under contracts in-progress generally become billable upon completion of a specified contract, negotiation of contract modifications, completion of U.S. federal government audit activities, achievement of project milestones or upon acceptance by the customer.

Unbilled recoverable amounts under contracts in progress resulting from sales, primarily to the U.S. and other governments, which are expected to be collected after fiscal year 2014 totaled $48 million.

Note 6 – Fair Value

Fair value measurements on a recurring basis

The following table presents the Company's assets and liabilities, excluding pension assets (see Note 12), that are measured at fair value on a recurring basis as of March 29, 2013 and March 30, 2012:

	March 29, 2013			
		Fair Value Hierarchy		
(Amounts in millions)	Fair Value	Level 1	Level 2	Level 3
Assets:				
Money market funds and money market deposit accounts	$ 464	$ 464	$ —	$ —
Time deposits	393	393	—	—
Short term investments	6	6	—	—
Derivative assets	5	—	5	—
Total assets	$ 868	$ 863	$ 5	$ —
Liabilities:				
Derivative liabilities	$ 11	$ —	$ 11	$ —
Total liabilities	$ 11	$ —	$ 11	$ —

	March 30, 2012			
		Fair Value Hierarchy		
(Amounts in millions)	Fair Value	Level 1	Level 2	Level 3
Assets:				
Money market funds and money market deposit accounts	$ 299	$ 299	$ —	$ —
Time deposits	102	102	—	—
Short term investments	6	6	—	—
Derivative assets	12	—	12	—
Total assets	$ 419	$ 407	$ 12	$ —
Liabilities:				
Derivative liabilities	$ 14	$ —	$ 14	$ —
Total liabilities	$ 14	$ —	$ 14	$ —

The Company's money market funds and deposit accounts and time deposits are included in cash and cash equivalents; short-term investments and derivative assets are included in prepaid expenses and other current assets; and derivative liabilities are included in other accrued expenses. Gains and losses from changes in the fair value of derivative assets and liabilities are included in earnings and reported in other (income) expense. There were no transfers between Level 1 and Level 2.

Derivative assets and liabilities include foreign currency forward contracts and currency options. The fair value of foreign currency forward contracts represents the estimated amount required to settle the contracts using current market exchange rates, and is based on the year-end foreign currency exchange rates and forward points. The fair value of currency options is estimated based on external valuation models that use the original strike price, movement and volatility in foreign currency exchange rates, and length of time to expiration as inputs.

Fair value measurements on a non-recurring basis

Assets and liabilities measured at fair value on a nonrecurring basis include goodwill, tangible assets, intangible assets and other contract related long-lived assets. Such assets are reviewed quarterly for impairment indicators. If a triggering event has occurred, the assets are remeasured when the estimated fair value of the corresponding asset or asset group is less than the carrying value. The fair value measurements, in such instances, are based on significant unobservable inputs (Level 3). There were no significant impairments recorded during the fiscal year ended March 29, 2013.

During fiscal 2012, as a result of annual and interim goodwill impairment assessments, goodwill was impaired with a charge of $2,745 million (see Note 9). The Company used the combination of the income and the market approach techniques to measure fair value of its reporting units, and a combination of the income, cost and market approach techniques to determine the fair value of the assets and liabilities comprising reporting units. The fair value adjustment to goodwill was computed as the difference between the fair value of the reporting unit and the fair value of underlying assets and liabilities. The unobservable inputs used to fair value the reporting units were based on Company-specific information such as revenue and cost growth rates, profit margins and discount rates. The unobservable inputs used to fair value the underlying assets and liabilities were also based on Company-specific information such as estimates of revenue and cost growth rates, profit margins, discount rates, cost estimates and guideline transactions data.

Additionally, during fiscal 2012, due to performance issues on certain of its outsourcing contracts, the Company recorded impairment of primarily long-lived assets of $156 million. The Company used the income approach technique to fair value the assets. The unobservable inputs used were based on Company specific information and included, primarily, estimates of revenue and cost growth rates, profit margins and discount rates.

Financial Instruments

The carrying amounts of the Company's financial instruments with short-term maturities are deemed to approximate their market values. The carrying amount of the Company's long-term debt, excluding capital leases and including mandatorily redeemable preferred stock outstanding, was $2,119 million and $1,073 million and the estimated fair value was $2,324 million and $1,190 million as of March 29, 2013, and March 30, 2012, respectively. The fair value of long-term debt is estimated based on the current interest rates offered to the Company for instruments with similar terms and remaining maturities and are classified as Level 2.

The primary financial instruments which potentially subject the Company to concentrations of credit risk are accounts receivable. The Company's customer base includes Fortune 500 companies, the U.S. federal and other governments and other significant, well-known companies operating in North America, Europe and the Pacific Rim. Credit risk with respect to accounts receivable is minimized because of the nature and diversification of the Company's customer base. Furthermore, the Company continuously reviews its accounts receivables and records provisions for doubtful accounts as needed.

The Company's credit risk is also affected by customers in bankruptcy proceedings; however, because most of these proceedings involve business reorganizations rather than liquidations and the nature of the Company's services are often considered essential to the operational continuity of these customers, the Company is generally able to avoid or mitigate significant adverse financial impact in these cases. As of March 29, 2013, the Company had $16 million of accounts receivable, $11 million of related allowance for doubtful accounts, and $1 million of other assets with customers involved in bankruptcy proceedings.

Note 7 – Foreign Currency Derivative Instruments

As a large global organization, the Company faces exposure to adverse movements in foreign currency exchange rates. During the ordinary course of business, the Company enters into certain contracts denominated in foreign currency. Potential foreign currency exposures arising from these contracts are analyzed during the contract bidding process. The Company generally manages these transactions by incurring costs to service contracts in the same currency in which revenue is received. Short-term contract financing requirements are met by borrowing in the same currency. By generally matching revenues, costs and borrowings to the same currency, the Company has been able to substantially mitigate foreign currency risk to earnings. However, as business practices evolve, the Company is increasing its use of offshore support and is therefore becoming more exposed to currency fluctuations.

The Company established policies and procedures to manage the exposure to fluctuations in foreign currency by using short-term foreign currency forward and option contracts to hedge certain foreign currency assets and liabilities, including intercompany loans, and certain revenues denominated in non-functional currencies. The Company uses these instruments as economic hedges and not for speculative or trading purposes. For accounting purposes, these foreign currency contracts are not designated as hedges, as defined under ASC 815, "Derivatives and Hedging" and all changes in fair value are reported as part of other (income) expense.

The notional amount of the foreign currency forward contracts outstanding as of March 29, 2013 and March 30, 2012 was $993 million and $2,138 million, respectively. The notional amount of option contracts outstanding as of March 29, 2013 and March 30, 2012 was $744 million and $785 million, respectively.

The estimated fair values of the foreign currency derivative assets and liabilities were $5 million and $11 million, respectively, as of March 29, 2013, and $12 million and $14 million, respectively, as of March 30, 2012 (see Note 6).

As a result of the use of derivative instruments, the Company is subject to counterparty credit risks. To mitigate this risk, the Company enters into forward and option contracts with several financial institutions and regularly reviews its credit exposure and the creditworthiness of the counterparties. As of March 29, 2013, there were four counterparties with concentration of credit risk. The maximum amount of loss for the four counterparties, based on gross fair value of the foreign currency derivative instruments, that the Company could incur, is $5 million.

Note 8 – Intangible Assets

A summary of amortizable intangible assets is as follows:

	As of March 29, 2013		
(Amounts in millions)	**Gross Carrying Value**	**Accumulated Amortization**	**Net Carrying Value**
Outsourcing contract costs	$ 1,473	$ 968	$ 505
Software	2,134	1,523	611
Customer and other intangible assets	512	281	231
Total intangible assets	$ 4,119	$ 2,772	$ 1,347

	As of March 30, 2012		
(Amounts in millions)	**Gross Carrying Value**	**Accumulated Amortization**	**Net Carrying Value**
Outsourcing contract costs	$ 1,802	$ 1,240	$ 562
Software	2,130	1,481	649
Customer and other intangible assets	599	306	293
Total intangible assets	$ 4,531	$ 3,027	$ 1,504

Amortization expense for the years ended March 29, 2013, March 30, 2012, and April 1, 2011 was $414 million, $442 million, and $444 million, respectively, including reductions of revenue for amortization of outsourcing contract cost premiums of $40 million, $53 million, and $63 million in each of the respective years (see Note 1).

Estimated amortization related to intangible assets, including amortization of contract cost premium, as of March 29, 2013, for fiscal 2014 through fiscal 2018, is as follows: $351 million, $292 million, $211 million, $158 million, and $112 million, respectively.

Purchased and internally developed software, net of accumulated amortization, consisted of the following:

(Amounts in millions)	**March 29, 2013**	**March 30, 2012**
Purchased software	$ 297	$ 353
Internally developed commercial software	304	293
Internally developed internal-use software	10	3
Total	$ 611	$ 649

Amortization expense related to purchased software was $143 million, $149 million, and $135 million, for the years ended March 29, 2013, March 30, 2012, and April 1, 2011, respectively. Amortization expense related to internally developed commercial software was $53 million, $47 million, and $34 million, for the years ended March 29, 2013, March 30, 2012, and April 1, 2011, respectively. Amortization expense related to internally developed internal-use software was $2 million, $4 million, and $6 million, for the years ended March 29, 2013, March 30, 2012, and April 1, 2011, respectively.

During fiscal 2012, the Company recorded $75 million as an impairment of its intangible assets, primarily due to performance issues on certain long-term outsourcing contracts within its MSS segment. The intangible assets impacted included primarily, software and capitalized transition costs. The Company used the income approach technique to fair value the assets. The unobservable inputs used were based on Company specific information and included, primarily, estimates of revenue and cost growth rates, profit margins and discount rates. The impairment was recorded as a part of cost of services.

Note 9 – Goodwill

The following tables summarize the changes in the carrying amount of goodwill by segment for the years ended March 29, 2013, and March 30, 2012, respectively:

(Amounts in millions)	NPS	MSS	BSS	Total
Goodwill, gross	$ 768	$ 2,221	$ 1,527	$ 4,516
Accumulated impairment losses	—	(2,074)	(690)	(2,764)
Balance as of March 30, 2012, net	768	147	837	1,752
Additions	25	—	—	25
Deductions	—	—	(241)	(241)
Foreign currency translation	—	(11)	(9)	(20)
Other reclassifications	—	(11)	11	—
Goodwill, gross	793	2,199	1,288	4,280
Accumulated impairment losses	—	(2,074)	(690)	(2,764)
Balance as of March 29, 2013, net	$ 793	$ 125	$ 598	$ 1,516

(Amounts in millions)	NPS	MSS	BSS	Total
Goodwill, gross	$ 753	$ 1,965	$ 1,339	$ 4,057
Accumulated impairment losses	—	—	(19)	(19)
Balance as of April 1, 2011, net	753	1,965	1,320	4,038
Additions	15	157	304	476
Foreign currency translation	—	3	(20)	(17)
Other reclassifications	—	96	(96)	—
Impairment losses	—	(2,074)	(671)	(2,745)
Goodwill, gross	768	2,221	1,527	4,516
Accumulated impairment losses	—	(2,074)	(690)	(2,764)
Balance as of March 30, 2012, net	$ 768	$ 147	$ 837	$ 1,752

The fiscal 2013 addition to goodwill of $25 million relates to an acquisition in the NPS segment (see Note 4). The reduction of $241 million relates to the divestiture of a business in the BSS segment (see Note 3). The foreign currency translation amount relates to the impact of currency movements on non-U.S. dollar denominated goodwill balances.

In the beginning of fiscal 2013, the Company changed its reporting units within its BSS segment: it combined the iSOFT and BSS-Health reporting units with the NHS contract into one reporting unit named BSS-Global Health. This change reflected the integration of all aspects of the Company's healthcare businesses and the resulting management and monitoring of the healthcare businesses' operating results. As a result of this change in reporting units, $11 million of MSS' goodwill was reclassified to BSS. This change was made prior to the Company's first quarter fiscal 2013 goodwill impairment assessment. The Company's fiscal 2013 quarterly assessments and annual testing for impairment of goodwill were performed on the basis of the new reporting units.

The fiscal 2012 additions to goodwill of $476 million consist of: 1) $475 million related to the acquisition of four new businesses, one in the NPS segment, one in the MSS segment and two in the BSS segment ; and 2) $1 million of contingent consideration paid upon the achievement of contractually-defined revenue target relating to a fiscal 2009 NPS acquisition (see Note 4). The other reclassification relates to goodwill associated with the relative value attributable to MSS of its portion of the NHS contract cash flows. The impairment losses, which are discussed further below, included goodwill write-downs in three of the Company's eight fiscal 2012 reporting units, two of which were in the BSS segment and the third of which was in the MSS segment.

As noted in Note 1, the Company tests goodwill for impairment on an annual basis, as of the first day of the second fiscal quarter, and between annual tests if an event occurs, or circumstances change, that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

During the second quarter of fiscal 2013, the Company performed its annual impairment test of goodwill, choosing to bypass the initial qualitative assessment and proceeding directly to the first step of the impairment test for all reporting units, and concluded that no impairment had occurred.

Due to the divestiture of our credit services business in the third quarter of fiscal 2013, which caused the allocation of $241 million of goodwill from the BSS-Financial Services (BSS-FS) reporting unit to that disposed business, we assessed the goodwill remaining on the BSS-FS balance sheet for potential impairment. The Company performed the first step of the two-step of the goodwill impairment test and concluded that the goodwill remaining on the BSS-FS balance sheet, after allocation of goodwill to the divested business, was not impaired.

During the fourth quarter of fiscal 2013, the Company assessed whether there were events or change in circumstances that would more likely than not reduce the fair value of any of its reporting units below their carrying amounts. The Company considered, among other factors, any significant changes in the Company's fiscal 2013 forecast since the annual impairment test was performed, the outlook for the Company's business and industry, including the impact of sequestration by the U.S. federal government, the Company's market capitalization, and the current economic environment and outlook. Based on that assessment, the Company determined that there have been no events or changes in circumstances that would more likely than not reduce the fair value of any of its reporting units below their carrying amounts, and, as a result, it was unnecessary to perform the first step of the two-step impairment testing process as of March 29, 2013. Any adverse changes in the business climate or in CSC's operating results could result in the need to perform additional impairment analyses of goodwill prior to the next annual test, which may result in impairment charges.

In fiscal 2012, the Company initiated its annual goodwill analysis in the second quarter and concluded that fair value was below carrying value for three reporting units: MSS, Global Business Solutions (BSS-GBS) and the Healthcare Group (BSS-Health). Management believed that the decline in the estimated fair values of these reporting units during the second quarter was a result of a number of factors, including: the significant decline in the Company's overall stock price over the first six months of fiscal 2012; an overall decline in the broader stock market which resulted in reduced performance metric multiples at comparable public companies; uncertainty caused by concerns about the ongoing SEC investigation into reported errors and irregularities; concerns about the Company's growth prospects in light of operational issues at its MSS reporting unit; uncertainty over the continuation of the Company's NHS contract in light of comments made by government officials in the U.K.; and government budget pressures on customers worldwide. Lower than forecast operating performance also impacted the reporting units' fair value calculations. Prior to the second quarter of fiscal 2012, the Company's stock price declines were considered temporary. In addition, an evaluation of historical and

forecast operating results did not indicate it was more likely than not that the fair value of any reporting unit had fallen below carrying value, and therefore no interim goodwill impairment test was warranted prior to the second quarter.

At the end of the second quarter and subsequent to the date of the annual goodwill impairment test, the Company determined that sufficient indicators existed to require performance of an additional interim goodwill impairment analysis as of September 30, 2011. These indicators included: a further significant and sustained decline in CSC's stock price which resulted in a market capitalization, adjusted for control premium, decreasing to an amount less than book value and remaining there for some time; further decreases in the performance metric multiples of comparable public companies, driving the market approach valuations lower; and additional evidence of certain reporting units' performance which fell short of forecasts used in the annual market- and income-based tests. In this interim goodwill impairment test, the BSS-GBS reporting unit again failed step one of the two-step test.

During the process of conducting the second step of the annual goodwill impairment tests, the Company identified significant previously unrecognized intangible assets, primarily relating to customer relationships and technology. The unrecognized intangible assets, estimated at approximately $1.3 billion, were predominantly attributable to unrecognized customer relationship assets in the MSS reporting unit and were driven by the Company's high customer retention rates in this business. The combination of these previously unrecognized intangible assets and other unrecognized fair value changes to the carrying values of other assets and liabilities, together with the lower reporting unit fair values calculated in step one, resulted in an implied fair value of goodwill substantially below the carrying value of goodwill for the MSS, BSS-GBS and BSS-Health reporting units. As a result, the Company recorded its best estimate of the goodwill impairment charge of $2,685 million, of which $2,074 million related to the MSS reporting unit, $453 million related to the BSS-GBS reporting unit, and $158 million related to the BSS-Health reporting unit. As of September 30, 2011, MSS had $143 million of remaining goodwill, which was all attributable to the fiscal 2012 second-quarter acquisition of AppLabs (see Note 4). The BSS-GBS reporting unit had no remaining goodwill, and the BSS-Health reporting unit had $60 million of remaining goodwill.

The September 30, 2011 interim goodwill tests indicated that the fair values of two additional reporting units—BSS-Health and BSS-iSOFT—passed step one (after the impairment charges discussed above) but were not considered to be substantially in excess of carrying values. BSS-Health fair value was estimated to be approximately 6% in excess of carrying value, and as noted above had a remaining goodwill balance, after impairments recorded in the second quarter, of $60 million at September 30, 2011, including $18 million that was allocated from the iSOFT acquisition. BSS-iSOFT, which was acquired during the second quarter (see Note 4) was a new reporting unit in fiscal 2012, and its estimated fair value approximated its carrying value due to the proximity of its acquisition to the date of the interim goodwill impairment test.

During the third quarter of fiscal 2012, the Company completed all analyses related to its annual and second quarter interim goodwill impairment tests and reduced the impairment loss recorded in the second quarter by $3 million. The entire adjustment was in the BSS-Health reporting unit, and resulted from finalizing tax estimates and customer/technology asset fair values. Thus, the total second quarter goodwill impairment loss was $2,682 million, with ($3 million) of it recorded in the third quarter.

At the end of the third quarter of fiscal 2012, the Company assessed whether there were any events or circumstances that would more likely than not reduce the fair value of a reporting unit below its carrying value. The Company concluded that such indicators were present for two of its fiscal 2012 reporting units, BSS-Health and BSS-iSOFT. With respect to BSS-Health, the loss of a significant customer, the failure to win some major bids for new business, and reduction in forecasted earnings was considered a triggering event for an interim goodwill impairment test. For BSS-iSOFT, the recent developments on the NHS contract were considered a triggering event (see Note 18). There were no triggering events for the remaining reporting units with goodwill.

In conducting step one of the goodwill impairment test for the BSS-Health reporting unit in the third quarter of fiscal 2012, the factors stated above resulted in a reassessment of forecasted cash flow assumptions under an income approach, as well as a revised valuation using a market-multiples fair value approach, which resulted in the weighted-average fair value of the reporting unit being lower than its carrying value. This required the Company to perform the second step of the two-step test process, as noted below. For the BSS-iSOFT reporting unit, the weighted-average fair value was estimated

to be greater than its carrying value due to better-than-forecast performance by the core iSOFT business, and step two of the impairment assessment was not required.

During the process of conducting step two of the interim goodwill impairment test for BSS-Health, the Company estimated the fair value of its tangible assets and the unrecognized intangible assets, primarily customer relationship and technology assets, and recorded an impairment charge of $63 million. As a result, as of December 30, 2011, the BSS-Health reporting unit had no remaining goodwill.

The Company tested its long-lived assets for impairment in conjunction with the annual and the second and third quarter interim goodwill impairment tests and concluded that these assets were not impaired.

At the end of the fourth quarter of 2012, the Company assessed whether there were events or change in circumstances that would more likely than not reduce the fair value of any of its reporting units below their carrying amounts. There were no such indicators for any of the reporting units with goodwill, and therefore, an interim goodwill test was not required.

Note 10 – Income Taxes

The sources of (loss) income from continuing operations, before income taxes, classified between domestic entities and those entities domiciled outside of the United States, are as follows:

	Twelve Months Ended		
(Amounts in millions)	**March 29, 2013**	**March 30, 2012**	**April 1, 2011**
Domestic entities	$ (25)	$ (1,807)	$ 489
Entities outside the United States	505	(2,647)	389
Total	$ 480	$ (4,454)	$ 878

The income tax (benefit) expense on (loss) income from continuing operations is comprised of:

	Twelve Months Ended		
(Amounts in millions)	**March 29, 2013**	**March 30, 2012**	**April 1, 2011**
Current:			
Federal	$ (307)	$ (72)	$ (13)
State	(3)	11	18
Foreign	174	94	96
	(136)	33	101
Deferred:			
Federal	84	(140)	89
State	(16)	(22)	7
Foreign	33	45	5
	101	(117)	101
Total income tax expense (benefit)	$ (35)	$ (84)	$ 202

The current (benefit) provision for fiscal years 2013, 2012, and 2011, includes interest and penalties of $10 million, $(53) million, and $5 million, respectively, for uncertain tax positions.

The major elements contributing to the difference between the U.S. federal statutory tax rate of 35% and the effective tax rate (ETR) for continuing operations are as follows:

	Twelve Months Ended		
	March 29, 2013	March 30, 2012	April 1, 2011
Statutory rate	35.0 %	(35.0)%	35.0%
State income tax, net of federal tax	(0.6)	(0.3)	1.3
Change in uncertain tax positions	1.2	0.6	(2.8)
Foreign tax rate differential	(66.8)	(0.8)	(5.4)
Income tax credits	(0.4)	(1.0)	(9.6)
Valuation allowance	77.1	18.1	2.5
Change in entity tax status	(0.3)	(0.7)	—
Loss on sale of securities	(51.8)	—	—
Tax audit settlements	—	(2.5)	—
Goodwill impairment	—	18.8	—
Other items, net	(0.7)	0.9	2.0
Effective tax rate	(7.3)%	(1.9)%	23.0%

In fiscal 2013, the ETR was primarily driven by:

- The Company executed an internal restructuring whereby a significant operating subsidiary was recapitalized. Certain securities issued pursuant to the recapitalization were subsequently sold to a third party. The sale resulted in the recognition of a capital loss of approximately $640 million, which reduced tax expense and the ETR by $248 million and 51.8%, respectively.
- A valuation allowance recorded for certain of the Company's German subsidiaries related to net operating losses and other net deferred tax assets. The impact to tax expense and the ETR was an increase of $77 million and 16%, respectively.
- An increase in the valuation allowance determined on a tax jurisdictional basis due to several factors including: (i) a shift in the global mix of income which increased tax expense and the ETR by $27.6 million and 5.8%, respectively (ii) capital gains from the sale of certain other assets which decreased tax expense and the ETR by $11.5 million and 2.4%, respectively and (iii) state capital losses and credits not expected to be fully utilized within the carryforward period which increased tax expense and the ETR by $29.6 million and 6.2%, respectively.
- Local losses on investment write-downs in Luxembourg (i) increased the valuation allowance and the ETR by $240.5 million and 50.2%, respectively, and (ii) decreased the foreign rate differential and ETR by $240.5 million and by 50.2%, respectively.

For the tax impact of discontinued operations, see Note 3.

The deferred tax assets (liabilities) are as follows:

(Amounts in millions)	March 29, 2013	March 30, 2012
Deferred Tax Assets		
Employee benefits	$ 558	$ 705
Tax loss/credit carryforwards	1,110	899
Accrued interest	47	52
State taxes	13	13
Cumulative foreign exchange gain/loss	14	6
Other assets	111	92
Total Deferred Tax Assets	1,853	1,767
Valuation allowance	(1,298)	(951)
Net Deferred Tax Assets	555	816
Deferred Tax Liabilities		
Depreciation and amortization	(322)	(387)
Contract accounting	(53)	(90)
Investment basis differences	(128)	(128)
Other liabilities	(75)	(65)
Total Deferred Tax Liabilities	(578)	(670)
Total Deferred Tax Assets (Liabilities)	$ (23)	$ 146

Income tax related assets are included in the accompanying balance sheet as follows:

- Prepaid expenses and other current assets include the current portion of deferred tax assets of $24 million and $19 million as of March 29, 2013 and March 30, 2012, respectively.
- Receivables include income taxes receivable of $239 million and $98 million as of March 29, 2013 and March 30, 2012, respectively, and the current portion of the receivable for uncertain tax positions of $8 million and $0 million as of March 29, 2013 and March 30, 2012, respectively.
- Other assets include non-current deferred tax assets of $184 million and $272 million as of March 29, 2013 and March 30, 2012, respectively, and non-current income taxes receivable and prepaid taxes of $70 million and $154 million as of March 29, 2013 and March 30, 2012, respectively.

Income tax related liabilities are included in the accompanying balance sheet as follows:

- Income taxes payable and deferred income taxes consist of the current portion of deferred tax liabilities of $0 million and $46 million as of March 29, 2013 and March 30, 2012, respectively, the current portion of income taxes payable of $41 million and $11 million as of March 29, 2013 and March 30, 2012 respectively.
- Income tax liabilities and deferred income taxes included in non-current liabilities consist of non-current liability for uncertain tax positions of $270 million and $257 million as of March 29, 2013 and March 30, 2012, respectively, and the non-current portion of deferred tax liabilities of $231 million and $99 million as of March 29, 2013 and March 30, 2012, respectively, the non-current portion of income taxes payable of $0 million and $1 million as of March 29, 2013 and March 30, 2012, respectively.

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized and adjusts the valuation allowance accordingly. In determining whether the deferred tax assets are realizable, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, taxable income in prior carryback years, projected future taxable income, tax planning strategies and recent financial operations. Valuation allowances are evaluated periodically and will be subject to change in each future reporting period as a result of changes in one or more of these factors. The change in the valuation allowance was $347 million in fiscal year 2013. This change is primarily due to the following:

- a full valuation allowance recorded in Germany for certain subsidiaries due to expected cumulative losses;
- a decrease in the valuation allowance in the U.K. related to current year income;
- an increase in the valuation allowance in Luxembourg due to local losses on investment write-downs; and
- a valuation allowance recorded against state capital loss carryforwards.

The Company has available foreign net operating loss (NOL) carryforwards of $3,661 million and $3,272 million, federal NOL carryforwards of $5 million and $14 million, and state NOL carryforwards of $782 million and $467 million as of March 29, 2013 and March 30, 2012, respectively. The Company has foreign capital loss carryforwards of $45 million and $0 million as of March 29, 2013 and March 30, 2012, respectively. The Company also has state credit carryforwards of $67 million and $69 million and state capital loss carryforwards of $411 million and $0 million as of March 29, 2013 and March 30, 2012, respectively. The foreign NOL carryforwards as of March 29, 2013 can be carried over indefinitely, except for $122 million which expire at various dates through 2021. The federal NOL carryforwards as of March 29, 2013 expire at various dates through 2032. The state NOL and credit carryforwards as of March 29, 2013 expire at various dates through 2033. The state capital loss carryforwards as of March 29, 2013 expire in 2018.

The Company is currently the beneficiary of tax holiday incentives in India, most of which expired in fiscal year 2011. The remaining tax holiday incentives in India will expire through 2026. As a result of the tax holiday incentives, the Company's tax expense was reduced by approximately $3 million, $1 million, and $13 million, during fiscal years 2013, 2012, and 2011, respectively. The per share effects were $0.02, $0.01, and $0.08, for fiscal years 2013, 2012, and 2011, respectively.

In general, it is the practice and intention of the Company to reinvest the earnings of its non-U.S. subsidiaries in those operations. As of March 29, 2013, the Company has not made a provision for U.S. income tax or additional foreign withholding taxes with respect to accumulated taxable earnings of foreign subsidiaries where the foreign investment of such earnings is essentially permanent in duration. Generally, such amounts would become subject to U.S. taxation upon the remittance of dividends and under certain other circumstances. The cumulative undistributed positive earnings of the Company's foreign subsidiaries were approximately $2,977 million as of March 29, 2013. It is not practicable to estimate the tax cost of repatriating the cumulative undistributed taxable earnings of these foreign subsidiaries to the United States.

The Company accounts for income tax uncertainties in accordance with ASC 740-10, which prescribes a recognition threshold and measurement criteria for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. ASC 740 also provides guidance on the accounting for and disclosure of liabilities for uncertain tax positions, interest and penalties.

As of March 29, 2013, the Company's liability for uncertain tax positions was $262 million, including interest of $38 million. penalties of $17 million, and net of tax attributes of $32 million. As of March 30, 2012, the Company's liability for uncertain tax positions was $257 million, including interest of $31 million, penalties of $15 million, and net of tax attributes of $76 million.

The following table summarizes the activity related to the Company's uncertain tax positions (excluding interest and penalties and related tax attributes):

	Twelve Months Ended		
(Amounts in millions)	**March 29, 2013**	**March 30, 2012**	**April 1, 2011**
Balance at Beginning of Fiscal Year	$ 287	$ 426	$ 442
Gross increases related to prior year tax positions	7	27	22
Gross decreases related to prior year tax positions	(40)	(134)	(41)
Gross increases related to current year tax positions	8	29	14
Settlements and statute of limitation expirations	(18)	(115)	(15)
Current year acquisitions	—	56	—
Foreign exchange and others	(3)	(2)	4
Balance at End of Fiscal Year	$ 241	$ 287	$ 426

The Company's liability for uncertain tax positions at March 29, 2013, March 30, 2012, and April 1, 2011, includes $148 million, $155 million, and $266 million, respectively, related to amounts that, if recognized, would affect the effective tax rate (excluding related interest and penalties).

The Company recognizes interest accrued related to uncertain tax positions and penalties as a component of income tax expense. During the year ended March 29, 2013, the Company accrued interest expense of $7 million ($5 million net of tax) and accrued penalties of $2 million, and as of March 29, 2013, has recognized a liability for interest of $38 million ($28 million net of tax) and penalties of $17 million. During the year ended March 30, 2012, the Company had a net reduction of interest of $56 million ($36 million net of tax) and had a net reduction of penalties of $14 million, and as of March 30, 2012, recognized a liability for interest of $31 million ($23 million net of tax) and penalties of $15 million. During the year ended April 1, 2011, the Company accrued interest expense of $3 million ($2 million net of tax) and accrued penalties of $2 million, and as of April 1, 2011, recognized a liability for interest of $88 million ($58 million net of tax) and penalties of $29 million.

Tax Examination Status:

The Company is currently under examination in several tax jurisdictions. A summary of the tax years that remain subject to examination in certain of the Company's major tax jurisdictions are:

Jurisdiction:	**Tax Years that Remain Subject to Examination (Fiscal Year Ending):**
United States – Federal	2008 and forward
United States – Various States	2001 and forward
Australia	2009 and forward
Canada	2006 and forward
Denmark	2007 and forward
France	2009 and forward
Germany	2006 and forward
India	2007 and forward
United Kingdom	2010 and forward

It is reasonably possible that during the next twelve months the Company's liability for uncertain tax positions may change by a significant amount. The IRS is examining the Company's federal income tax returns for fiscal year 2008 through 2010, and the Company expects to reach a settlement during fiscal year 2014. The significant items subject to examination primarily include foreign income inclusion under subpart F and related foreign tax credits. In addition, the

Company may settle certain other tax examinations, have lapses in statutes limitations, or voluntarily settle income tax positions in negotiated settlements for different amounts than the Company has accrued as uncertain tax positions. The Company may need to accrue and ultimately pay additional amounts for tax positions that previously met a more likely than not standard if such positions are not upheld. Conversely, the Company could settle positions with the tax authorities for amounts lower than those that have been accrued or extinguish a position though payment. The Company believes the outcomes which are reasonably possible within the next twelve months may result in a reduction in liability for uncertain tax positions of up to $92 million, excluding interest and penalties.

Note 11 – Debt

The following is a summary of the Company's debt as of March 29, 2013 and March 30, 2012:

(Amounts in millions)	March 29, 2013	March 30, 2012
4.45% term notes, due September 2022	$ 349	$ —
6.50% term notes, due March 2018	998	997
2.50% term notes, due September 2015	350	—
5.50% term notes, due March 2013	—	699
5.00% term notes, due February 2013	—	300
Four-year term loan credit facility	250	—
Mandatorily redeemable preferred stock outstanding	59	—
Note payable of consolidated subsidiary	62	—
Capitalized lease liabilities	561	574
Borrowings for assets acquired under long-term financing	98	84
Other borrowings	5	86
Total debt	2,732	2,740
Less: short term debt and current maturities of long term debt	234	1,254
Total long-term debt	$ 2,498	$ 1,486

Term notes and term loan credit facility

On September 18, 2012, the Company issued $700 million of senior unsecured and unsubordinated notes (new term notes) comprised of $350 million of 2.50% Senior Notes due September 15, 2015 and $350 million of 4.45% Senior Notes due September 15, 2022. The new term notes were recorded net of debt discount of $1 million. The Company also incurred deferred debt issuance costs of $5 million, which along with the debt discount will be amortized over the respective terms of the new term notes using the effective interest method. The new term notes are senior unsecured and unsubordinated obligations and rank equally with all other existing and future senior unsecured and unsubordinated indebtedness, including any borrowings under the existing $1.5 billion Credit Facility (discussed below), and senior to all future subordinated debt. Interest is payable semi-annually on September 15 and March 15 beginning March 15, 2013. The proceeds from the new term notes were used to redeem a portion of the 5.50% term notes due March 2013 and the 5.00% term notes due February 2013, as described below.

In addition, on September 18, 2012, the Company entered into a four-year, unsecured, delayed-draw $250 million term loan credit facility (term loan) maturing on September 18, 2016. Under the term loan, the Company has an option to request an increase in the commitment up to a maximum amount of $350 million. Interest on borrowings under the new facility is based on prime rate or LIBOR plus a daily margin, and is payable quarterly. Quarterly principal repayments of 2.5% of borrowings commence December 31, 2013. Costs associated with establishing the term loan of $1 million have been deferred and will be amortized over the term of the agreement. On October 17, 2012, the Company borrowed $250 million under the term loan and used the proceeds to redeem a portion of the 5.50% and 5.00% term notes due in the fourth quarter of 2013, as described below.

On September 12, 2012, the Company delivered a notice of early redemption with respect to the Company's outstanding $700 million 5.50% Senior Notes due March 2013 and $300 million 5.00% Senior Notes due February 2013. On October 19, 2012, the Company used the proceeds received from the issuance of new term notes and the $250 million drawn from the term loan credit facility to fund the early redemption of the 5.00% and 5.50% term notes due February 2013 and March 2013, respectively, resulting in the recognition of a $19 million loss recorded to interest expense.

Both the new term notes and the new term loan credit facility agreement contain representations, warranties, and covenants customary for arrangements of these types, as well as customary events of default, including a cross-default to payment defaults on principal payments aggregating $125 million or to other events if the effect is to accelerate or permit acceleration of such debt.

Both the term loan credit facility and the $1.5 billion Credit Facility (see below) require the Company to: (1) maintain a minimum interest coverage ratio of consolidated Earnings Before Interest, Taxes, Depreciation and Amortization adjusted for other non-cash charges as defined by the credit agreement (EBITDA), to consolidated interest expense for the period of four consecutive fiscal quarters ending on or immediately prior to such period not to be less than 3.00 to 1.00; and (2) not permit at the end of any quarterly financial reporting period the ratio of consolidated total debt to consolidated EBITDA for the period of four consecutive fiscal quarters ending on or immediately prior to such date, to exceed 3.00 to 1.00. The Company was in compliance with these financial covenants as of March 29, 2013 and March 30, 2012.

Mandatorily redeemable preferred stock and note payable of a consolidated subsidiary

Mandatorily redeemable preferred stock

In March 2013, CSC entered into a financing agreement with a bank involving the sale of the Company's interest in mandatorily redeemable preferred stock (the preferred stock) of one of its wholly-owned subsidiaries (the Subsidiary). Such preferred stock is mandatorily redeemable on the tenth anniversary of its issuance (in 2023) but can be optionally redeemed by the Subsidiary at any time after the fifth anniversary of issuance. Therefore, the preferred stock was accounted for as a liability and is presented as long-term debt within the consolidated balance sheet.

The preferred stock has a stated value of $63 million (the initial liquidation preference) and was recorded at its issue date fair value of $59 million. The difference between the initial fair value and the stated value will be accreted over the term of the preferred stock. The Company incurred debt issuance costs of $1 million associated with the issuance of the preferred stock. These costs have been deferred and will be amortized over ten years using the effective interest method.

The preferred stock requires payment of cumulative preferred dividends at 3.48% per annum for the first five years. In addition, the holder of the preferred stock has a remarketing option, exercisable by the holder after five years from initial issuance, that if exercised, requires the assistance of the Subsidiary to remarket the Series A preferred stock, which under certain circumstances, may result in changes to the thereafter dividend rate in order to successfully remarket the securities. Dividends are payable on a quarterly basis and any unpaid dividends are subject to an incremental interest rate margin of 2.50%. The preferred shares also participate at 3.80% in 1) dividends paid on the Subsidiary's common stock and in 2) any future appreciation (as defined in the agreement) of the Subsidiary's common stock equity value (variable redemption premium). The liquidation preference of the preferred stock is the sum of the stated value of the shares, accrued but unpaid dividends, and any unpaid variable redemption premium.

Note payable

Concurrent with the financing agreement mentioned above, the Company entered into a separate credit agreement with a bank to sell the Company's interest in a five-year note receivable due 2018 issued by the Subsidiary for cash consideration of £41 million ($62 million as of March 29, 2013). The Company incurred $1 million of debt issuance costs associated with the note payable. These costs have been deferred and will be amortized over five years using the effective interest method.

The note bears interest in British pounds at a variable rate based on LIBOR and is payable on a quarterly basis. Although the note is due in five years, the Subsidiary has the option to repay the principal amount of the note plus any unpaid accrued interest beginning upon its third anniversary from issuance. As part of the sale of the note to the bank, the Company became a guarantor of the Subsidiary's note payable. The financing agreement and the credit agreement

require the Subsidiary to retain a minimum amount of assets. The Company and the Subsidiary were in compliance with all financial covenants at March 29, 2013.

Capital lease liabilities

Capitalized lease liabilities represent obligations due under capital leases for the use of computers and other equipment. The gross amount of assets recorded under capital leases was $1,095 million with accumulated amortization of $465 million, as of March 29, 2013, and $940 million with accumulated amortization of $341 million, as of March 30, 2012.

Borrowings for assets acquired under long-term financing

Certain asset purchases under outsourcing contracts were financed by borrowings from customers. These borrowings carry a rate of interest from 0.0% to 4.9% and will mature over the next five years. Gross amounts of assets purchased under long-term financings included $69 million and $44 million in property and equipment, $54 million and $45 million in software, $90 million and $86 million in outsourcing contract costs and $10 million and $10 million in other intangible assets as of March 29, 2013 and March 30, 2012, respectively.

Other borrowings

Several foreign subsidiaries of the Company had no borrowings outstanding, as of March 29, 2013, and $43 million of borrowings outstanding, as of March 30, 2012, under uncommitted lines of credit with certain foreign banks. CSC has provided parent guarantees for these short-term lines of credit which carry no commitment fees or significant covenants. In addition, the Company had $5 million and $43 million of other borrowings outstanding as of March 29, 2013 and March 30, 2012, respectively, consisting of other interest bearing debt and notes payable.

Commercial paper

The Company typically issues commercial paper with average maturities of one to three months. The commercial paper is backed by the $1.5 billion Credit Facility discussed below. As of both March 29, 2013 and March 30, 2012, the Company had no borrowings outstanding against commercial paper.

Credit facility

On March 18, 2011, the Company entered into a committed, unsecured line of credit for $1.5 billion (Credit Facility) that expires on March 18, 2015. The Credit Facility bears a variable rate of interest. The Company can elect to borrow at a prime rate, as published by the Bank of America, plus a margin or at a one, two, three, or six month LIBOR plus a margin. The margin varies with the credit ratings of the Company. As of both March 29, 2013 and March 30, 2012, the Company had no amounts outstanding under this Credit Facility.

Expected maturities of long-term debt, including borrowings for asset financing but excluding future minimum capital lease payments, for years subsequent to March 29, 2013, are as follows:

Fiscal Year	Amount (in millions)
2014	$ 52
2015	71
2016	381
2017	194
2018	1,064
Thereafter	409
Total	$ 2,171

The future minimum lease payments required to be made under the capital leases as of March 29, 2013, are as follows:

Fiscal Year	Amount (in millions)
2014	$ 221
2015	195
2016	115
2017	73
2018	38
Thereafter	97
Total minimum lease payments	739
Less: Amount representing interest	178
Present value of net minimum lease payments	561
Less: Current maturities of capital lease obligations	182
Long-term capitalized lease liabilities	$ 379

Note 12 – Pension and Other Benefit Plans

The Company and its subsidiaries offer a number of pension and postretirement benefits, life insurance benefits, deferred compensation, and other plans, as described below. All plans are accounted for using the guidance of ASC 710 "Compensation - General" and ASC 715 "Compensation—Retirement Benefits" and are measured as of the end of the fiscal year.

Contributory, defined benefit pension plans have been generally available to U.S. and U.K. employees. However, the largest U.S. and U.K. defined benefit plans were frozen for most participants in prior years. Certain non-U.S. employees are enrolled in defined benefit pension plans in the country of domicile. In addition, the Company has two supplemental executive retirement plans (SERP), which are non-qualified, noncontributory pension plans. The Company provides subsidized healthcare and life insurance retirement benefits for certain U.S. employees and retirees, generally for those employed prior to August 1992, as well as healthcare, dental and life insurance benefits for certain non-U.S. employees. A significant number of employees outside the U.S. are covered by government sponsored programs at no direct cost to the Company other than related payroll taxes.

CSC utilizes actuarial methods to recognize the expense for pension and other postretirement benefit plans. Inherent in the application of these actuarial methods are key assumptions, including, but not limited to, discount rates and expected long-term rates of return on plan assets. Changes in the related pension and other postretirement benefit costs may occur in the future due to changes in the underlying assumptions, changes in the number and composition of plan participants and changes in the level of benefits provided.

As discussed in Note 17, the Company initiated restructuring activities in both fiscal 2013 and 2012. The Fiscal 2012 Plan restructuring resulted in contractual termination benefit charges for some employees participating in a certain U.K. pension plan. During fiscal 2012, the Company recognized $20 million in expected contractual termination benefits which are reflected in the projected benefit obligation at the end of fiscal 2012 and recognized as expense in net periodic pension cost during fiscal 2012. During fiscal 2013, the projected benefit obligation and the net periodic pension cost reflect adjustments to the original estimates for actual contractual termination benefits paid in relation to the Fiscal 2012 Plan in the amount of $(3) million. Additionally, the Fiscal 2013 Plan restructuring resulted in expected contractual termination benefits for some employees participating in this same U.K. pension plan. During fiscal 2013, the Company recognized $23 million in expected contractual termination benefits which are reflected in the projected benefit obligation at the end of fiscal 2013 and recognized as expense in net periodic pension cost during fiscal 2013.

Effective July 1, 2012 a certain Norway pension plan was amended to change the index used to benchmark pension payment increases. The plan was remeasured at July 1, 2012 resulting in a reduction to the projected benefit obligation of $28 million, improving the plan's funded status. The plan's fiscal 2013 expense was also remeasured for the remaining 9 months of the fiscal year using a discount rate of 4%.

On December 31, 2012, the Company made a discretionary cash contribution of $400 million to its largest U.S. pension plan resulting in a remeasurement of the plan. The effects of this remeasurement were recorded during the fourth quarter of fiscal 2013 and resulted in a reduction of net periodic pension cost of $7.6 million for fiscal 2013 and additional plan liabilities of $379 million using a new discount rate of 4%.

On March 26, 2013, the Company and its Canadian subsidiary made additional discretionary cash contributions of $80 million and $20 million, respectively, to its various U.S. pension plans and to its largest Canadian pension plan.

Effective December 31, 2012, a second U.S. pension plan was remeasured as a result of a plan amendment which ceased benefit accruals on or after January 5, 2013. The effects of this remeasurement were recorded during the fourth quarter of fiscal 2013 and resulted in a reduction of net periodic pension cost of $1.1 million for fiscal 2013 and additional plan liabilities of $3 million using a new discount rate of 4.2%

On April 7, 2010, the Company announced an action to discontinue the accrual of future benefits for certain U.K. pension plans, effective July 1, 2010. As a result of this plan amendment, the Company recognized a curtailment loss of $0.4 million in the fourth quarter of fiscal 2010. In addition, the Company remeasured the amended U.K. plans' pension expense for fiscal 2011 to reflect (a) a new discount rate of 5.6%, (b) the year-to-date increase in plan assets, and (c) the change in amortization basis to the expected average remaining life of plan participants. The U.K. plans' discount rate was derived from a published rate: Markit iBoxx GBP Corporates AA 15+ Years Index. This remeasurement resulted in a $75 million reduction to the pension benefit obligation.

In response to the passage of the Patient Protection and Affordable Care Act of 2010 (PPACA), a number of changes were made to the underlying healthcare coverage offered to certain US retirees. In conjunction with those changes, the Company established limits on the level of employer subsidy it will provide to some retirees. The plans were amended and the impact of these changes is first reflected on April 1, 2011. In addition, although many administrative provisions of PPACA have not yet been promulgated by regulatory agencies, CSC included its best estimate of their financial impact into the benefit obligation for its U.S. postretirement benefit plans as of March 30, 2012, and the impact on fiscal 2012's net periodic benefit cost was immaterial. In 2012, the retiree medical plans were further amended to allow Medicare Part D subsidies from 2012 and beyond to be collected by the healthcare provider. This subsequent change is reflected as of March 30, 2012 and the impact on fiscal 2012's net periodic benefit cost was immaterial.

Pension Plans

The following tables provide reconciliations of the changes in the plans' projected benefit obligations and assets, and a statement of their funded status:

Reconciliation of Projected Benefit Obligation	**U.S. Plans**		**Non-U.S. Plans**	
(Amounts in millions)	**March 29, 2013**	**March 30, 2012**	**March 29, 2013**	**March 30, 2012**
Projected benefit obligation at beginning of year	$ 3,284	$ 2,921	$ 2,732	$ 2,470
Service cost	10	10	25	33
Interest cost	153	164	123	128
Plan participants' contributions	3	3	7	8
Amendments	—	—	(28)	(11)
Business/contract acquisitions/divestitures	—	—	(9)	61
Contractual termination benefits	—	—	19	20
Settlement/curtailment	(5)	—	(37)	(36)
Actuarial loss (gain)	194	314	400	151
Benefits paid	(133)	(128)	(79)	(70)
Foreign currency exchange rate changes	—	—	(141)	(22)
Projected benefit obligation at end of year	$ 3,506	$ 3,284	$ 3,012	$ 2,732

Reconciliation of Fair Value of Plan Assets	U.S. Plans		Non-U.S. Plans	
(Amounts in millions)	March 29, 2013	March 30, 2012	March 29, 2013	March 30, 2012
Fair value of plan assets at beginning of year	$ 2,419	$ 2,276	$ 2,295	$ 2,083
Actual return on plan assets	245	140	314	148
Employer contribution	591	128	157	121
Plan participants' contributions	3	3	7	8
Benefits paid	(133)	(128)	(79)	(70)
Business/contract acquisitions/divestitures	—	—	5	47
Plan settlement	—	—	(30)	(31)
Foreign currency exchange rate changes	—	—	(119)	(11)
Fair value of plan assets at end of year	$ 3,125	$ 2,419	$ 2,550	$ 2,295
Funded status at end of year	$ (381)	$ (865)	$ (462)	$ (437)

The following table provides the amounts recorded in the Company's consolidated balance sheet:

	U.S. Plans		Non-U.S. Plans	
(Amounts in millions)	March 29, 2013	March 30, 2012	March 29, 2013	March 30, 2012
Non-current assets	$ —	$ —	$ 23	$ 13
Current liabilities - Accrued expenses and other current liabilities	(7)	(8)	(3)	(9)
Non-current liabilities - Other long-term liabilities	(374)	(857)	(482)	(441)
Net amount recorded	$ (381)	$ (865)	$ (462)	$ (437)

The following is a summary of amounts in accumulated other comprehensive loss, before tax effects, as of March 29, 2013 and March 30, 2012 that have not been recognized in the consolidated statements of operations as components of net periodic pension cost:

	U.S. Plans		Non-U.S. Plans	
(Amounts in millions)	March 29, 2013	March 30, 2012	March 29, 2013	March 30, 2012
Net transition obligation	$ —	$ —	$ 3	$ 5
Prior service cost	5	7	(24)	2
Net actuarial loss	1,140	1,077	895	712
Accumulated other comprehensive loss	$ 1,145	$ 1,084	$ 874	$ 719

The following table summarizes the weighted average assumptions used in the determination of the Company's pension plans' benefit obligations as of March 29, 2013 and March 30, 2012:

	U.S. Plans		Non-U.S. Plans	
	March 29, 2013	March 30, 2012	March 29, 2013	March 30, 2012
Discount rate	4.4%	4.8%	4.1%	4.7%
Rates of increase in compensation levels [1]	4.1%	4.1%	3.5%	4.1%

(1) The weighted average calculation is computed using rates of increase for active plans where participants are accruing future benefits. For fiscal 2013 and 2012, the weighted average rate for all pension plans, including frozen plans, is 0.6% and 0.7%, respectively, for U.S. Plans, and 0.6% and 0.9%, respectively, for Non-U.S. Plans.

The following table lists selected information for the pension plans as of March 29, 2013 and March 30, 2012:

	U.S. Plans		Non-U.S. Plans	
(Amounts in millions)	**March 29, 2013**	**March 30, 2012**	**March 29, 2013**	**March 30, 2012**
Projected benefit obligation	$ 3,506	$ 3,284	$ 3,012	$ 2,732
Accumulated benefit obligation	3,487	3,259	2,969	2,655
Fair value of plan assets	3,125	2,419	2,550	2,295

	Plans with Projected Benefit Obligation In Excess of Plan Assets (U.S. and Non-U.S.)		Plans with Accumulated Benefit Obligation in Excess of Plan Assets (U.S. and Non-U.S.)	
(Amounts in millions)	**March 29, 2013**	**March 30, 2012**	**March 29, 2013**	**March 30, 2012**
Projected benefit obligation	$ 6,270	$ 5,845	$ 6,132	$ 5,844
Accumulated benefit obligation	6,217	5,770	6,100	5,770
Fair value of plan assets	5,405	4,531	5,276	4,530

The net periodic pension cost for U.S. and non-U.S. pension plans included the following components:

	U.S. Plans			Non-U.S. Plans		
(Amounts in millions)	**March 29, 2013**	**March 30, 2012**	**April 1, 2011**	**March 29, 2013**	**March 30, 2012**	**April 1, 2011**
Service cost	$ 10	$ 10	$ 9	$ 25	$ 33	$ 32
Interest cost	153	164	164	123	128	122
Expected return on assets	(160)	(146)	(157)	(124)	(129)	(128)
Amortization of transition obligation	—	—	—	1	1	1
Amortization of prior service costs	2	2	2	(1)	1	1
Amortization of unrecognized net loss	42	32	23	20	13	18
Contractual termination benefit	—	—	—	20	20	—
Settlement/curtailment	—	—	—	—	2	—
Net periodic pension cost	$ 47	$ 62	$ 41	$ 64	$ 69	$ 46

Other before tax changes in plan assets and benefit obligations recognized in other comprehensive income during fiscal years 2013, 2012 and 2011 included the following components:

	U.S. Plans			Non-U.S. Plans		
(Amounts in millions)	**March 29, 2013**	**March 30, 2012**	**April 1, 2011**	**March 29, 2013**	**March 30, 2012**	**April 1, 2011**
Net actuarial (gain) / loss	$ 105	$ 319	$ 83	$ 201	$ 133	$ (118)
Prior service (credit) / cost	—	—	—	(27)	(11)	—
Amortization of:						
Transition (asset) /obligation	—	—	—	(1)	(1)	(1)
Prior service (credit) / cost	(2)	(2)	(2)	1	(1)	(1)
Net actuarial (gain) / loss	(42)	(32)	(23)	(25)	(20)	(24)
Foreign currency exchange rate changes	—	—	—	6	(4)	—
Total recognized in other comprehensive income	$ 61	$ 285	$ 58	$ 155	$ 96	$ (144)

Other comprehensive (gain) loss related to unamortized pension costs for the years ended March 29, 2013, March 30, 2012, and April 1, 2011 was $210 million (net of taxes of $6 million), $257 million (net of taxes of $124 million), and $(62) million (net of taxes of $20 million), respectively.

The estimated net transitional obligation, prior service cost and actuarial loss for defined benefit plans that will be amortized from accumulated other comprehensive income into net periodic pension cost over the next fiscal year are $1 million, $(1) million and $66 million, respectively.

The weighted-averages of the assumptions used to determine net periodic pension cost were:

	U.S. Plans			Non-U.S. Plans		
	March 29, 2013	March 30, 2012	April 1, 2011	March 29, 2013	March 30, 2012	April 1, 2011
Discount or settlement rates	4.6%	5.7%	6.2%	4.7%	5.2%	5.3%
Expected long-term rates of return on assets	6.8%	7.5%	8.3%	5.4%	6.1%	6.7%
Rates of increase in compensation levels (1)	4.1%	4.3%	4.3%	4.1%	4.1%	4.1%

(1) The weighted average calculation is computed using rates of increase for active plans where participants are accruing future benefits. For fiscal 2013 and 2012, the weighted average for all pension plans, including frozen plans, is 0.7% and 0.7%, respectively, for U.S. Plans, and 0.9% and 1.0%, respectively, for Non-U.S. Plans.

U.S. pension assets are held in a trust that includes both separate accounts and commingled funds. Non-U.S. assets are subject to country specific regulations and invest primarily in commingled funds. The U.S. pension trust and the U.K. pension plans account for 90% of the total pension plan assets.

Information about the expected cash flows for pension plans as of March 29, 2013, is as follows:

(Amounts in millions)	U.S. Plans	Non-U.S. Plans
Employer contributions:		
2014 (expected)	$ 8	$ 115
Expected Benefit Payments:		
2014	$ 151	$ 84
2015	152	83
2016	165	86
2017	176	94
2018	188	99
2019-2023	1,069	595

No plan assets are expected to be returned to the Company in the next fiscal year.

Other Postretirement Benefit Plans

The following tables provide reconciliations of the changes in postretirement plans' benefit obligations and assets and a statement of their funded status:

Reconciliation of Accumulated Postretirement Benefit Obligation (Amounts in millions)	**March 29, 2013**	**March 30, 2012**
Accumulated benefit obligation at beginning of year	$ 253	$ 214
Service cost	4	3
Interest cost	11	11
Plan participants' contributions	—	—
Business/contract acquisitions/divestitures	—	—
Amendments	—	21
Actuarial loss (gain)	(6)	20
Benefits paid	(10)	(16)
Retiree drug subsidy reimbursement	1	1
Foreign currency exchange rate changes	—	(1)
Accumulated benefit obligation at end of year	$ 253	$ 253

Reconciliation of Fair Value of Plan Assets (Amounts in millions)	**March 29, 2013**	**March 30, 2012**
Fair value of plan assets at beginning of year	$ 81	$ 79
Actual return on plan assets	7	5
Employer contribution	6	13
Plan participants' contributions	—	—
Benefits paid	(10)	(16)
Fair value of plan assets at end of year	$ 84	$ 81
Funded status at end of year	$ (169)	$ (172)

The following table provides the amounts recorded in the Company's consolidated balance sheets:

(Amounts in millions)	**March 29, 2013**	**March 30, 2012**
Current liabilities - Accrued expenses and other current liabilities	$ (5)	$ (5)
Non-current liabilities - Other long-term liabilities	(164)	(167)
Net amount recorded	$ (169)	$ (172)

The following is a summary of amounts in accumulated other comprehensive loss as of March 29, 2013 and March 30, 2012 that have not been recognized in the consolidated statements of operations as components of net periodic benefit cost:

(Amounts in millions)	**March 29, 2013**	**March 30, 2012**
Net transition obligation	$ —	$ —
Prior service (gain) cost	(17)	(19)
Net actuarial loss	99	123
Accumulated other comprehensive loss	$ 82	$ 104

The following table lists selected information for other postretirement benefit plans as of March 29, 2013 and March 30, 2012:

			Plans with Accumulated Postretirement Benefit Obligation in Excess of the Fair Value of Plan Assets	
(Amounts in millions)	March 29, 2013	March 30, 2012	March 29, 2013	March 30, 2012
Accumulated postretirement benefit obligation	$ 253	$ 253	$ 253	$ 253
Fair value of plan assets	84	81	84	81

As of March 29, 2013 and March 30, 2012, the Company had no postretirement healthcare plan assets outside the U.S. Benefits paid include amounts paid directly from plan assets and amounts paid by the Company.

The following table summarizes the weighted average assumptions used in the determination of the Company's postretirement benefit obligations as of March 29, 2013 and March 30, 2012:

	March 29, 2013	March 30, 2012
Discount rate	4.1%	4.5%

The assumed healthcare cost trend rate used in measuring the accumulated postretirement benefit obligation was 4.5% for fiscal 2013, declining to 2.3% for 2026 and subsequent years for retirees whose age is less than 65. For retirees whose age is 65 or older, the assumed healthcare cost trend used in measuring accumulated postretirement benefit obligation was 3.6% for fiscal 2013, declining to 2.3% for 2026 and subsequent years. Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one-percentage point change in the assumed healthcare cost trend rates would have had the following effect:

	One Percentage Point	
(Amounts in millions)	Increase	Decrease
Effect on accumulated postretirement benefit obligation as of March 29, 2013	$ 14	$ (12)
Effect on net periodic postretirement benefit cost for fiscal 2013	1	(1)

The net periodic benefit cost for other postretirement benefit plans included the following components:

(Amounts in millions)	March 29, 2013	March 30, 2012	April 1, 2011
Service cost	$ 4	$ 3	$ 4
Interest cost	11	11	14
Expected return on assets	(5)	(6)	(6)
Amortization of transition obligation	—	1	2
Amortization of prior service costs	(2)	(6)	—
Recognized actuarial loss	16	13	10
Net provision for postretirement benefits	$ 24	$ 16	$ 24

Other before tax changes in plan assets and benefit obligations recognized in other comprehensive income during fiscal years 2013, 2012 and 2011 included the following components:

(Amounts in millions)	March 29, 2013	March 30, 2012	April 1, 2011
Net actuarial (gain) / loss	$ (8)	$ 21	$ (1)
Prior service (credit) / cost	—	21	(50)
Amortization of:			
Transition (asset) /obligation	—	(1)	(3)
Prior service (credit) / cost	2	6	—
Actuarial (gain) / loss	(16)	(13)	(10)
Foreign currency exchange rate changes	—	—	—
Total recognized in other comprehensive income	$ (22)	$ 34	$ (64)

Other comprehensive (gain) loss related to unamortized postretirement benefit plan costs for the years ended March 29, 2013, March 30, 2012, and April 1, 2011 was $(13) million (net of taxes of $9 million), $22 million (net of taxes of $12 million), and $(39) million (net of taxes of $21 million), respectively.

The estimated net transitional obligation, prior service gain and actuarial loss for other postretirement benefit plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are $0 million, $(2) million and $13 million, respectively.

The weighted-averages of the assumptions used to determine net periodic benefit cost were as follows. See the above discussion of Pension Plans for how the assumptions are developed.

Fiscal Year End	2013	2012	2011
Discount or settlement rates	4.5%	5.3%	6.1%
Expected long-term rates of return on assets[1]	6.5%	7.2%	8.3%

[1] The Company had no other postretirement benefit plan assets outside the U.S.

Information about the expected cash flows for other postretirement benefit plans follows. No significant cash flow is expected for other postretirement benefit plans outside the U.S.

(Amounts in millions)	Employer Contributions
2014 (expected)	$ 9
Expected Benefit Payments	
2014	$ 13
2015	15
2016	16
2017	17
2018	18
2019-2023	94

No plan assets are expected to be returned to the Company in the next fiscal year.

Retirement Plan Asset Strategy

The Company's investment goals and risk management strategy for plan assets takes into account a number of factors, including the time horizon of the pension plans' obligations. Plan assets are invested in various asset classes that are expected to produce a sufficient level of diversification and a reasonable amount of investment return over the long term. Sufficient liquidity is maintained to meet benefit obligations as they become due. Third party investment managers are

employed to invest assets in both passively-indexed and actively-managed strategies. Equities are primarily invested broadly in domestic and foreign companies across market capitalizations and industries. Fixed income securities are invested broadly, primarily in government treasury, corporate credit, mortgage backed and asset backed investments.

Risks include, but are not limited to, longevity risk, inflation risk, and the risk of other changes in market conditions that reduce the value of plan assets. Also, a decline in the yield of high quality corporate bonds may adversely affect discount rates resulting in an increase in the pension and other post retirement obligations. These risks, among others, could cause the plans' funded status to deteriorate, increasing reliance on Company contributions. Generally, derivatives are permitted although their current use is limited. They are primarily used in the U.S. pension trust fixed income portfolios for duration and interest rate risk management and equity portfolios to gain market exposure, and are expected to be used in the U.K. pension schemes for inflation risk management. The Company also has investments in insurance contracts to pay plan benefits in certain countries.

For the U.S. pension trust, an allocation range by asset class is developed. The allocation had a significant weighting to equity investments in part due to the relatively long duration of the plans' obligations. For the majority of the fiscal year, the allocation range for the U.S. pension trust was 49% – 66% equities, 34% – 44% fixed income securities and 0% – 10% cash and other investments. Asset allocations are monitored closely and investment reviews are conducted regularly. The Company consults with internal and external advisors regarding asset strategy and on March 21, 2013 adopted an allocation range for the U.S. pension trust of 37% - 66% equities, 29% - 44% fixed income securities, 0% - 25% alternative investments, and 0% - 10% cash and other investments. The alternative investments allocation may include, but is not limited to, hedge funds, real estate, commodities, private equity and infrastructure investments.

For the U.K. pension schemes, the Company's second largest pension plans by assets and projected liabilities, a target allocation by asset class is developed. The allocation had a significant weighting to equity investments in part due to the relatively long duration of the plans' obligations. For the majority of the fiscal year the allocation targets for the U.K. pension schemes were 40% equities, 31% fixed income securities, and 29% indexed-Gilts. Asset allocations are monitored closely by the schemes' trustees and investment reviews are conducted regularly.

Retirement Plan Asset Valuation Techniques

Cash equivalents are primarily short term money market commingled funds that are categorized as Level 2, except for funds that have quoted prices in active markets, which are classified as Level 1. They are valued at cost plus accrued interest which approximates fair value.

Fixed income separate accounts are categorized as Level 2. These investments are generally priced using model-based pricing methods that use observable market data as inputs. Broker dealer bids or quotes of securities with similar characteristics may also be used.

Domestic and global equity separate accounts are categorized as Level 1 if the securities trade on national or international exchanges and are valued at their last reported closing price.

Insurance contracts purchased to cover benefits payable to retirees are valued using the assumptions used to value the projected benefit obligation. Most of the plans' insurance contracts are categorized as level 2 while one plan has a level 3 insurance contract.

The fair value of our pension plan assets and postretirement benefit plans by investment category and the corresponding level within the fair value hierarchy as of March 29, 2013 are as follows:

(Amounts in millions)	U.S. Plans	Non-U.S. Plans
Fair value of pension plan assets	$ 3,125	$ 2,550
Fair value of other postretirement benefit plan assets	84	—
Total fair value of retirement plan assets as of March 29, 2013	$ 3,209	$ 2,550

U.S. Pension and Other Postretirement Benefit Plans (Amounts in millions)	Level 1	Level 2 [a]	Level 3	Total
Equity:				
Global/International	$ 31	$ 38	$ —	$ 69
U.S. Domestic Stocks	51	—	—	51
Domestic Equity commingled funds	5	1,325	—	1,330
Global Equity commingled funds	—	380	—	380
Global Equity mutual funds	83	—	—	83
Fixed Income:				
U.S. Treasuries	—	87	—	87
U.S. Government Agencies	—	11	—	11
Non U.S. Government	—	5	—	5
Mortgage and asset backed securities	—	131	—	131
Corporate[b]	—	74	—	74
Fixed income commingled funds	3	959	—	962
Cash equivalents	8	117	—	125
Total	$ 181	$ 3,127	$ —	$ 3,308
Unsettled Trade Receivable and Accrued Income				79
Unsettled Trade Payable and Accrued Expenses				(178)
Fair value of assets for U.S. pension and postretirement medical plans as of March 29, 2013				$ 3,209

Non-U.S. Pension Plan Assets (Amounts in millions)	Level 1	Level 2 [a]	Level 3	Total
Equity:				
U.S./North American Equity commingled funds	$ —	$ 54	$ —	$ 54
Global/International Equity commingled funds	—	915	—	915
Global equity mutual funds	—	—	—	—
Fixed Income:				
Fixed income commingled funds	—	1,311	—	1,311
Insurance contracts	—	157	6	163
Cash equivalents	—	25	—	25
Other	—	83	—	83
Total	$ —	$ 2,545	$ 6	$ 2,551
Unsettled Trades				(1)
Fair value of non-U.S. pension assets as of March 29, 2013				$ 2,550

(a) The majority of retirement plan assets are invested in a variety of commingled funds and fixed income. This results in a high amount of Level 2 investments.

(b) Primarily investment grade.

Below is a reconciliation of the assets valued using significant unobservable inputs (Level 3):

(Amounts in millions)	Non-U.S. Plans Insurance Contracts
Beginning balance as of March 30, 2012	$ 5
Actual return on plan assets relating to assets still held at the reporting date	1
Actual return on plan assets relating to assets sold during the period	—
Purchases, sales, and settlements	—
Transfers in and / or out of Level 3	—
Changes due to exchange rates	—
Ending balance as of March 29, 2013	$ 6

The fair value of our pension plan assets and postretirement benefit plans by investment category and the corresponding level within the fair value hierarchy as of March 30, 2012, are as follows:

(Amounts in millions)	U.S. Plans	Non-U.S. Plans
Fair value of pension plan assets	$ 2,419	$ 2,295
Fair value of other postretirement benefit plan assets	81	—
Total fair value of retirement plan assets as of March 30, 2012	$ 2,500	$ 2,295

U.S. Pension and Other Postretirement Benefit Plans (Amounts in millions)	Level 1	Level 2 [a]	Level 3	Total
Equity:				
Global/International	$ 25	$ 34	$ —	$ 59
U.S. Domestic Stocks	40	—	—	40
Domestic Equity commingled funds	5	1,040	—	1,045
Global Equity commingled funds	—	250	—	250
Global Equity mutual funds	93	—	—	93
Fixed Income:				
U.S. Treasuries	—	72	—	72
U.S. Government Agencies	—	10	—	10
Non U.S. Government	—	2	—	2
Mortgage and asset backed securities	—	118	—	118
Corporate[b]	—	82	—	82
Fixed income commingled funds	3	689	—	692
Cash equivalents	8	58	—	66
Total	$ 174	$ 2,355	$ —	$ 2,529
Unsettled Trade Receivable and Accrued Income				84
Unsettled Trade Payable and Accrued Expenses				(113)
Fair value of assets for U.S. pension and postretirement medical plans as of March 30, 2012				$ 2,500

NON-U.S. PENSION PLAN ASSETS (Amounts in millions)	Level 1	Level 2 [(a)]	Level 3	Total
Equity:				
U.S./North American Equity commingled funds	$ —	$ 40	$ —	$ 40
Global/International Equity commingled funds	—	757	—	757
Global equity mutual funds	78	—	—	78
Fixed Income:				
Fixed income commingled funds	115	1,104	—	1,219
Insurance contracts	—	141	5	146
Cash equivalents	—	13	—	13
Other	—	42	—	42
Total	$ 193	$ 2,097	$ 5	$ 2,295
Unsettled Trades				—
Fair value of non-U.S. pension assets as of March 30, 2012				$ 2,295

(a) The majority of retirement plan assets are invested in a variety of commingled funds and fixed income. This results in a high amount of Level 2 investments.
(b) Primarily investment grade.

Below is a reconciliation of the assets valued using significant unobservable inputs (Level 3):

(Amounts in millions)	Non-U.S. Plans Insurance Contracts
Beginning balance as of April 1, 2011	$ —
Asset acquired in purchase of iSOFT	3
Actual return on plan assets relating to assets still held at the reporting date	—
Actual return on plan assets relating to assets sold during the period	—
Purchases, sales, and settlements	2
Transfers in and / or out of Level 3	—
Changes due to exchange rates	—
Ending balance as of March 30, 2012	$ 5

The asset allocation of pension plans at March 29, 2013 and March 30, 2012, respectively, is as follows:

	U.S. Plans		Non-U.S. Plans	
Asset Category	**March 29, 2013**	**March 30, 2012**	**March 29, 2013**	**March 30, 2012**
Equity securities	58%	59%	38%	38%
Debt securities	38%	39%	51%	53%
Cash and other	4%	2%	11%	9%
Total	100%	100%	100%	100%

The asset allocation for U.S. other postretirement benefit plans at March 29, 2013 and March 30, 2012, respectively, is as follows:

	Percentage of Plan Assets at Year End	
Asset Category	**March 29, 2013**	**March 30, 2012**
Equity securities	29%	30%
Debt securities	19%	20%
Cash and other	52%	50%
Total	100%	100%

Return on Assets

In the U.S., the Company uses a "building block" approach to compute the expected long-term rate of return using major asset classes expected in the plan. Starting with long run projected bond yields, an equity risk premium is added to estimate the equity long-term rate of return. Consideration is also given to the extent active management is employed in each asset class. A single expected long-term rate of return on plan assets is then calculated by weighting each asset class. Historical returns and peer data were also reviewed

Retirement Plan Discount Rate

The U.S. discount rate assumption is prepared with a two step process; the first step discounts the stream of expected annual benefit payments using high-quality corporate bond yields. In step two, the sum of each year's discounted benefit payments are used to determine a single equivalent discount rate. In fiscal 2013, the discount rates for the U.S. pension and other postretirement plans were developed using a single yield curve, the Aon Hewitt AA Only Above Median Curve. This yield curve is a hypothetical AA or greater yield curve represented by a series of annualized individual spot discount rates going out 99 years. This curve provides a more transparent view to the underlying bonds and is available daily which provides for a discount rate to be calculated specific to the Company's fiscal year end. For years prior to fiscal 2013, the U.S. discount rates were determined using an average of two nationally recognized independent third party yield curves.

In fiscal 2012 the UK pension plans began using the AA Corporate Bond Mercer Pension Discount Yield Curve to set the discount rate. This yield curve approach determines a single equivalent discount rate from a curve based on market data using sample scheme cash flow data as a proxy to scheme specific liability cash flows. The benefits of the Mercer Pension Discount Yield Curve over the iBoxx GBP Corporates AA +15 index is that it provides the flexibility to use cash flow data over the average duration of the pension scheme's liabilities rather than over a set time period of 15 years. For years prior to fiscal 2012, the U.K. discount rate assumption was set by reference to the yield on the iBoxx GBP AA rated +15 years corporate bond index with an appropriate adjustment for duration if necessary after considering yield curve models and conditions in credit markets.

Other Benefit Plans

The Company sponsors several defined contribution plans for substantially all U.S. employees and certain foreign employees. The plans allow employees to contribute a portion of their earnings in accordance with specified guidelines. At March 29, 2013, plan assets included 10,730,413 shares of the Company's common stock. During fiscal 2013, fiscal 2012, and fiscal 2011, the Company contributed $213 million, $223 million, and $207 million, respectively.

Pursuant to collective bargaining agreements, the Company makes contributions, generally at a stated hourly rate, to various multi-employer pension funds on behalf of its union-represented employees. All of these plans are within the Company's NPS segment. None of the contributions by the Company are individually significant to the multi-employer plans nor do they have a material impact on the Company's financial statements. The risks of participating in these multi-employer plans are different from single-employer plans. If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers. The Company's contributions for fiscal years 2013, 2012, and 2011 were $11 million, $11 million, and $10 million, respectively.

Effective August 14, 1995, the Company adopted the Computer Sciences Corporation Deferred Compensation Plan (the Plan). The Plan consists of two separate plans, one for the benefit of key executives and one for the benefit of non-employee directors. Pursuant to the Plan, certain management and highly compensated employees are eligible to defer all or a portion of their regular salary that exceeds the limitation set forth in Internal Revenue Section 401(a)(17) and all or a portion of their incentive compensation, and non-employee directors are eligible to defer up to 100% of their compensation. Each plan participant is fully vested in all deferred compensation and earnings credited to his or her account. The liability, which is included in "Other long-term liabilities" under the Plan, amounted to $125 million as of March 29, 2013 and $129 million as of March 30, 2012. The Company's expense under the Plan totaled $8 million, $8 million, and $8 million, for fiscal 2013, fiscal 2012, and fiscal 2011, respectively.

Note 13 – Stockholders' Equity

Stock Repurchase Program

In December 2010, the Company's board of directors approved a share repurchase program authorizing up to $1 billion in share repurchases of the Company's outstanding common stock. CSC has been implementing the program through purchases made in open market transactions in compliance with Securities and Exchange Commission rules, market conditions, and applicable state and federal legal requirements. The timing, volume, and nature of share repurchases will be at the discretion of management, and may be suspended or discontinued at any time. No end date has been established for the repurchase program.

During fiscal 2013, 6,707,652 shares were purchased through open market purchases for an aggregate consideration of $305 million at a weighted average price of $45.47 per share. Of the aggregate consideration of $305 million, $22 million was recorded as an accrued liability for shares purchased but not yet settled in cash by March 29, 2013. During fiscal 2011, 1,353,000 shares were purchased through open market purchases for an aggregate consideration of $65 million at a weighted average price of $48.01 per share. For fiscal 2013 and 2011, the shares repurchased were retired immediately and included in the category of authorized but unissued shares. The excess of purchase price over par value of the shares repurchased was allocated between additional paid-in capital and retained earnings.

During fiscal 2012, no shares were purchased through open market purchases.

Treasury Stock Transactions

In fiscal 2013, the Company accepted 91,921 shares of its common stock in lieu of cash in connection with exercise of stock options, and 209,056 shares in lieu of cash in connection with the tax withholdings associated with the release of common stock upon vesting of restricted stock and restricted stock units.

Similarly, in fiscal 2012, the Company accepted 21,755 shares of its common stock in lieu of cash in connection with exercise of stock options, and 104,117 shares in lieu of cash in connection with the tax withholdings associated with the release of common stock upon vesting of restricted stock and restricted stock units.

Dividends

During fiscal 2013, the Company declared cash dividends per common share of $0.80 totaling $123 million. Of the total dividends declared, $30 million was declared but unpaid as of March 29, 2013. Such dividends were paid on April 15 ,2013.

Similarly, during fiscal 2012, the Company declared cash dividends per common share of $0.80 totaling $124 million. Of the total dividends declared, $31 million was unpaid as of March 30, 2012.

Accumulated Other Comprehensive Loss

The changes in accumulated other comprehensive loss for fiscal 2013 are as follows:

(Amounts in millions)	Foreign Currency Translation Adjustments	Pension and Other Postretirement Benefit Plans	Accumulated Other Comprehensive Loss
Balance at April 2, 2010	$ 23	(1,075)	(1,052)
Current-period other comprehensive loss income, net of taxes and non-controlling interests	261	101	362
Balance at April 1, 2011	$ 284	(974)	(690)
Current-period other comprehensive loss income, net of taxes and non-controlling interests	(124)	(279)	(403)
Balance at March 30, 2012	$ 160	$ (1,253)	$ (1,093)
Current-period other comprehensive (loss) income, net of taxes and non-controlling interest	(83)	(178)	(261)
Balance at March 29, 2013	$ 77	$ (1,431)	$ (1,354)

Note 14 – Stock Incentive Plans

Employee Incentives

The Company has three stock incentive plans which authorize the issuance of stock options, restricted stock and other stock-based incentives to employees upon terms approved by the Compensation Committee of the Board of Directors. The Company issues authorized but previously unissued shares upon the exercise of stock options, the granting of restricted stock awards and the settlement of restricted stock units (RSUs). There were no restricted stock awards outstanding in fiscal years 2013, 2012 and 2011. As of March 29, 2013, 11,977,359 shares of CSC common stock were available for the grant of future stock options, restricted stock or other stock-based incentives to employees. See Stock-Based Compensation section of Note 1 for further details.

Stock Options

The Company's standard vesting schedule for stock options is one-third on each of the first three anniversaries of the grant date. Stock options are generally granted for a term of ten years. Information concerning stock options granted under stock incentive plans during fiscal 2013, fiscal 2012, and fiscal 2011 is as follows:

	Number of Option Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (In millions)
Outstanding as of April 2, 2010	17,008,397	$ 46.36	5.58	$ 141
Granted	2,818,874	48.23		
Exercised	(1,868,544)	40.61		22
Canceled/Forfeited	(324,612)	46.00		
Expired	(573,922)	55.52		
Outstanding as of April 1, 2011	17,060,193	47.00	5.54	69
Granted	2,457,509	38.18		
Exercised	(428,844)	35.95		5
Canceled/Forfeited	(579,069)	41.75		
Expired	(776,227)	49.05		
Outstanding as of March 30, 2012	17,733,562	46.13	5.08	1
Granted	3,707,172	27.46		
Exercised	(1,497,686)	39.27		10
Canceled/Forfeited	(1,113,422)	35.36		
Expired	(3,689,059)	45.28		
Outstanding as of March 29, 2013	15,140,567	43.23	5.45	113
Vested and expected to vest in the future as of March 29, 2013	14,885,162	43.47	5.38	108
Exercisable as of March 29, 2013	10,694,088	47.92	4.05	36

	March 29, 2013				
	Options Outstanding			Options Exercisable	
Range of Option Exercise Price	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Number Exercisable	Weighted Average Exercise Price
$23.06-$39.04	5,269,835	$ 31.56	7.79	1,392,011	$ 36.87
$39.11-$48.61	6,075,780	45.73	4.77	5,531,586	45.82
$48.65-$60.25	3,794,952	55.06	3.27	3,770,491	55.08
	15,140,567			10,694,088	

The total grant date fair value of stock options vested during fiscal 2013, fiscal 2012, and fiscal 2011, was $20 million, $27 million, and $40 million, respectively. The cash received from stock options exercised during fiscal 2013, fiscal 2012, and fiscal 2011, was $55 million, $15 million, and $73 million, respectively.

As of March 29, 2013, there was $27 million of unrecognized compensation expense related to unvested stock options, net of expected forfeitures. The cost is expected to be recognized over a weighted-average period of 1.91 years.

Restricted Stock Units

RSUs consist of equity awards with the right to receive one share of common stock of the Company issued at a price of $0. Upon the settlement date, RSUs are settled in shares of CSC common stock and dividend equivalents. If, prior to the vesting of the RSU in full, the employee's status as a full-time employee is terminated, then the RSU is automatically canceled on the employment termination date and any unvested shares are forfeited.

The Company grants RSUs with service and performance-based vesting terms. Service-based RSUs, generally vest over periods of three to five years. The number of performance-based RSUs that ultimately vest is dependent upon the Company's achievement of certain specified performance criteria over a three-year period. Awards are settled for shares of CSC common stock and dividend equivalents upon the filing with the SEC of the Annual Report on Form 10-K for the last fiscal year of the performance period if the specified performance criteria is met. In fiscal 2013, performance-based RSU awards granted include the potential for accelerated vesting of 25% of the shares granted after the first and second fiscal years if certain company performance targets are met early. Compensation expense during the performance period is estimated at each reporting date using management's expectation of the probable achievement of the specified performance criteria and is adjusted to the extent the expected achievement changes. In the table below, such awards are reflected at the number of shares to be settled upon achievement of target performance measures.

Certain executives were awarded service-based RSUs for which the shares are released over the ten anniversaries following the executive's termination, provided the executive remains a full-time employee of the Company until reaching the earlier of age 65 or age 55 and over with at least ten years of service and after termination complies with certain non-competition covenants during the ten-year period.

Information concerning RSUs granted under stock incentive plans during fiscal 2013, fiscal 2012, and fiscal 2011, is as follows:

	Number of Shares	Weighted Average Fair Value
Outstanding as of April 2, 2010	1,154,668	$ 45.88
Granted	492,523	48.15
Settled	(151,893)	50.40
Canceled/Forfeited	(16,728)	51.94
Outstanding as of April 1, 2011	1,478,570	46.10
Granted	1,009,743	35.45
Settled	(419,351)	48.21
Canceled/Forfeited	(328,037)	41.44
Outstanding as of March 30, 2012	1,740,925	40.29
Granted	1,724,639	26.12
Settled	(423,321)	33.17
Canceled/Forfeited	(778,971)	38.27
Outstanding as of March 29, 2013	2,263,272	31.53

As of March 29, 2013, there was $34 million of unrecognized compensation expense related to unvested restricted stock units, net of expected forfeitures. The cost is expected to be recognized over a weighted-average period of 2.18 years.

Nonemployee Director Incentives

The Company has two stock incentive plans which authorize the issuance of stock options, restricted stock and other stock-based incentives to nonemployee directors upon terms approved by the Company's Board of Directors. As of March 29, 2013, 72,400 shares of CSC common stock remained available for the grant to nonemployee directors of future RSUs or other stock-based incentives.

Generally, RSU awards to nonemployee directors vest in full as of the next annual meeting of the Company's stockholders following the date they are granted and are issued at a price of $0. Information concerning RSUs granted to nonemployee directors during fiscal 2013, fiscal 2012, and fiscal 2011 is as follows:

	Number of Shares	Weighted Average Fair Value
Outstanding as of April 2, 2010	133,221	$ 46.47
Granted	25,700	39.46
Settled	(180)	42.69
Canceled/Forfeited	—	—
Outstanding as of April 1, 2011	158,741	45.34
Granted	37,800	30.07
Settled	(180)	42.69
Canceled/Forfeited	—	—
Outstanding as of March 30, 2012	196,361	42.81
Granted	42,800	30.30
Settled	(50,716)	43.30
Canceled/Forfeited	—	—
Outstanding as of March 29, 2013	188,445	39.85

When a holder of RSUs ceases to be a director of the Company, the vested RSUs are settled for shares of CSC common stock and dividend equivalents with respect to such shares. At the holder's election, the RSUs may be settled (i) in their entirety, upon the day the holder ceases to be a director, or (ii) in substantially equal amounts upon the first five, ten or fifteen anniversaries of such termination of service.

Note 15 – Other (Income) Expense, Net

The components of other (income) expense, net for fiscal 2013, fiscal 2012, and fiscal 2011 are:

	Twelve Months Ended		
(Amounts in millions)	March 29, 2013	March 30, 2012	April 1, 2011
Foreign currency loss (gain)	$ 17	$ 4	$ (2)
Equity in earnings of unconsolidated affiliates	(9)	(10)	(11)
Other gains	(42)	—	(8)
Total	$ (34)	$ (6)	$ (21)

Foreign currency (gains) losses are due to the impact of movement in foreign currency exchange rates on the Company's foreign currency denominated assets and liabilities, the related hedges including options to manage its exposure to economic risk, and the cost of the Company's hedging program. The costs of the Company's hedging program for fiscal years 2013, 2012, and 2011 were $5 million, $6 million and $4 million, respectively. For fiscal years 2013, 2012, and 2011, foreign currency (gains) losses due to movements of foreign currency exchange rates, primarily between the U.S. dollar and the Indian rupee, which impacted the market valuation of the Company's foreign currency options, were $10 million, $(6) million and $(1) million, respectively. In addition, the Company also realized losses of $2 million, $4 million and $(6) million in fiscal 2013, 2012, and 2011 from settled option contracts, respectively.

Other gains for fiscal 2013 primarily included a gain of $38 million related to the sale of Paxus, the Company's Australian staffing business. For fiscal 2011, the gains reflected disposal of certain minority investments.

Equity in earnings of unconsolidated affiliates is primarily within the Company's NPS segment.

Note 16 – Segment and Geographic Information

CSC provides IT and business process outsourcing, consulting, systems integration and other IT services to its customers. The Company targets the delivery of these services within three broad lines of business or sectors: NPS, MSS, and BSS.

The Company's reportable segments are as follows:

- NPS – The NPS segment provides services to the U.S. federal government and its agencies, civil departments and branches of military, and operates principally within a regulatory environment subject to governmental contracting and accounting requirements, including Federal Acquisition Regulations, Cost Accounting Standards and audits by various U.S. federal agencies.
- MSS – The MSS segment provides large-scale and mid-size outsourcing solutions and services to customers globally.
- BSS – The BSS segment provides industry specific consulting and systems integration services, business process outsourcing, and intellectual property-based software solutions.

The following table summarizes operating results by reportable segment. BSS results for fiscal 2012 and fiscal 2011, and MSS results for fiscal 2012 have been adjusted from amounts previously reported to reflect the removal of revenue and costs associated with discontinued operations (see Note 3).

Twelve Months Ended (Amounts in millions)	**NPS[1]**	**MSS**	**BSS[2]**	**Corporate**	**Eliminations**	**Total**
March 29, 2013						
Revenues	$ 5,391	$ 6,457	$ 3,272	$ 13	$ (140)	$ 14,993
Operating income (loss)	519	361	136	(116)	—	900
Depreciation and amortization	160	765	137	14	—	1,076
March 30, 2012						
Revenues	$ 5,703	$ 6,602	$ 3,180	$ 13	$ (134)	$ 15,364
Operating income (loss)	132	17	(1,443)	(65)	—	(1,359)
Depreciation and amortization	162	815	154	16	—	1,147
April 1, 2011						
Revenues	$ 6,002	$ 6,583	$ 3,110	$ 14	$ (127)	$ 15,582
Operating income (loss)	528	481	188	(72)	—	1,125
Depreciation and amortization	133	777	127	31	—	1,068

(1) *The fiscal 2012 amounts include $42 million reduction of revenue and $269 million in reduction in operating income as a result of the settlement of claims with the U.S. government (see Note 19).*

(2) *The fiscal 2012 amounts include $204 million reduction of revenue and $1,485 million in reduction of operating income as a result of the charge associated with the NHS contract (see Note 18).*

Operating income provides useful information to the Company's management for assessment of the Company's performance and results of operations. Components of the measure are utilized to determine executive compensation along with other measures.

Reconciliation of consolidated operating (loss) income to (loss) income from continuing operations before taxes is as follows:

	Twelve Months Ended		
(Amounts in millions)	**March 29, 2013**	**March 30, 2012**	**April 1, 2011**
Operating income (loss)	$ 900	$ (1,359)	$ 1,125
Corporate G&A	(293)	(219)	(138)
Interest expense	(183)	(175)	(167)
Interest income	22	38	37
Goodwill impairment	—	(2,745)	—
Other income (expense), net	34	6	21
Income (loss) from continuing operations before taxes	$ 480	$ (4,454)	$ 878

During fiscal 2013, fiscal 2012, and fiscal 2011, the Company recorded certain pre-tax out-of-period adjustments which should have been recorded in prior fiscal years (See Note 2). The following tables summarize the effect of the pre-tax out-of-period adjustments on the Company's segment results for fiscal 2013, fiscal 2012 and fiscal 2011, if the adjustments had been recorded in the appropriate year.

Twelve Months Ended		**NPS**	
(Amounts in millions)	**As Reported**	**Increase/ (Decrease)**	**Adjusted**
March 29, 2013			
Revenues	$ 5,391	$ —	$ 5,391
Operating income	519	6	525
Depreciation and amortization	160	—	160
March 30, 2012			
Revenues	$ 5,703	$ 5	$ 5,708
Operating income	132	10	142
Depreciation and amortization	162	—	162
April 1, 2011			
Revenues	$ 6,002	$ —	$ 6,002
Operating income	528	(11)	517
Depreciation and amortization	133	—	133

Twelve Months Ended		MSS	
(Amounts in millions)	As Reported	Increase/ (Decrease)	Adjusted
March 29, 2013			
Revenues	$ 6,457	$ 1	$ 6,458
Operating income	361	3	364
Depreciation and amortization	765	—	765
March 30, 2012			
Revenues	$ 6,602	$ 6	$ 6,608
Operating income	17	33	50
Depreciation and amortization	815	(2)	813
April 1, 2011			
Revenues	$ 6,583	$ 34	$ 6,617
Operating income	481	45	526
Depreciation and amortization	777	3	780

Twelve Months Ended		BSS	
(Amounts in millions)	As Reported	Increase/ (Decrease)	Adjusted
March 29, 2013			
Revenues	$ 3,272	$ 13	$ 3,285
Operating income	136	(8)	128
Depreciation and amortization	137	(2)	135
March 30, 2012			
Revenues	$ 3,180	$ 45	$ 3,225
Operating loss	(1,443)	43	(1,400)
Depreciation and amortization	154	—	154
April 1, 2011			
Revenues	$ 3,110	$ (33)	$ 3,077
Operating income	188	(29)	159
Depreciation and amortization	127	—	127

Revenue by country is based on the location of the selling business unit. Property and equipment, total assets and capital expenditures (purchase of property and equipment) information is based on the physical location of the asset. Geographic revenue, property and equipment, net, total assets, and capital expenditures for the three years ended March 29, 2013, March 30, 2012, and April 1, 2011, are as follows:

	March 29, 2013				
(Amounts in millions)	United States	United Kingdom	Other Europe	Other International	Total
Revenue	$ 9,345	$ 1,729	$ 2,217	$ 1,702	$ 14,993
Property and Equipment, net	1,273	320	217	374	2,184
Total Assets	6,454	1,389	1,487	1,921	11,251
Capital Expenditures	290	70	80	128	568

	March 30, 2012				
	United States	United Kingdom	Other Europe	Other International	Total
Revenue	$ 9,475	$ 1,576	$ 2,446	$ 1,867	$ 15,364
Property and Equipment, net	1,406	367	237	431	2,441
Total Assets	6,198	1,329	1,115	2,547	11,189
Capital Expenditures	444	77	90	218	829

	April 1, 2011				
	United States	United Kingdom	Other Europe	Other International	Total
Revenue	$ 9,923	$ 1,869	$ 2,276	$ 1,514	$ 15,582
Property and Equipment, net	1,396	403	291	406	2,496
Total Assets	6,855	2,998	3,884	2,383	16,120
Capital Expenditures	577	116	100	179	972

The Company derives a significant portion of its revenues from departments and agencies of the U.S. federal government which accounted for 34%, 36%, and 37% of the Company's revenues for fiscal 2013, fiscal 2012, and fiscal 2011, respectively. At March 29, 2013 and March 30, 2012, approximately 30% and 33% of the Company's net accounts receivables was due from the U.S. federal government. No single commercial customer exceeded 10% of the Company's revenues during fiscal 2013, fiscal 2012, or fiscal 2011.

Note 17 – Restructuring Costs

The Company recorded restructuring costs of $264 million and $140 million for fiscal years 2013 and 2012, respectively, as described below. There were no restructuring costs for fiscal 2011.

Fiscal 2013 Plan

In September 2012, the Company initiated restructuring actions (the Fiscal 2013 Plan) across its business segments. The objectives of the Fiscal 2013 Plan are to (i) further increase the use of lower cost off-shore resources, and (ii) reduce headcount in order to align resources to support business needs, including the assessment of management span of control and layers. Actions under the Fiscal 2013 Plan commenced in September 2012 and are expected to continue through fiscal 2014.

Total restructuring costs for the Fiscal 2013 Plan recorded during fiscal 2013 were $233 million, including pension benefit augmentations of $21 million, that are owed to certain employees in accordance with legal or contractual obligations, and which will be paid out over several years as part of normal pension distributions. The total restructuring costs also included $17 million of professional fees incurred for restructuring related consultancy.

The composition of the restructuring liability for the Fiscal 2013 Plan as of March 29, 2013 is as follows:

(Amounts in millions)	Restructuring liability as of March 30, 2012	Costs expensed in fiscal 2013	Less: costs not affecting restructuring liability [1]	Cash paid	Other[3]	Restructuring liability as of March 29, 2013
Workforce reductions	$ —	$ 206	$ (22)	$ (27)	$ (2)	$ 155
Facilities costs	—	10	—	—	—	10
Other[2]	—	17	—	(6)	—	11
	$ —	$ 233	$ (22)	$ (33)	$ (2)	$ 176

[1] *Charges primarily consist of pension benefit augmentations and are recorded as a pension liability.*
[2] *Other direct costs associated with the restructuring program.*
[3] *Foreign currency translation adjustments.*

Fiscal 2012 Plan

In March 2012, the Company initiated restructuring actions (the Fiscal 2012 plan) primarily impacting its MSS segment. The objectives of the Fiscal 2012 plan were to (i) align the Company's workforce across various geographies with business needs, (ii) increase use of lower cost off-shore resources, and (iii) optimize utilization of facilities. Actions under the Fiscal 2012 plan commenced in March 2012 and were carried out through fiscal 2013.

The restructuring costs for the Fiscal 2012 plan recorded during the year ended March 29, 2013 and March 30, 2012 were $31 million and $140 million, respectively, and were associated primarily with employee terminations. The net restructuring costs include pension benefit augmentations of $1 million and $20 million for fiscal 2013 and fiscal 2012, respectively, that were due to certain employees in accordance with legal or contractual obligations, which will paid out over several years as part of normal pension distributions.

The composition of the restructuring liability for the Fiscal 2012 plan as of March 29, 2013 is as follows:

(Amounts in millions)	Restructuring liability as of March 30, 2012	Costs expensed in fiscal 2013	Less: costs not affecting restructuring liability [1]	Cash paid	Other [2]	Restructuring liability as of March 29, 2013
Workforce reductions	$ 110	$ 31	$ (1)	$ (129)	$ (2)	$ 9
Facilities costs	9	—	—	(4)	—	5
Total	$ 119	$ 31	$ (1)	$ (133)	$ (2)	$ 14

[1] *Charges primarily consist of pension benefit augmentations and are recorded as a pension liability.*
[2] *Foreign currency translation adjustments*

The composition of the restructuring liability for the Fiscal 2012 plan as of March 30, 2012 is as follows:

(Amounts in millions)	Restructuring liability as of April 1, 2011	Costs expensed in fiscal 2012	Less: costs not affecting restructuring liability [1]	Cash paid	Other [2]	Restructuring liability as of March 30, 2012
Workforce reductions	$ —	$ 131	$ (20)	$ —	$ (1)	$ 110
Facilities costs	—	9	—	—	—	9
Total	$ —	$ 140	$ (20)	$ —	$ (1)	$ 119

[1] *Charges primarily consist of pension benefit augmentations and are recorded as a pension liability.*
[2] *Foreign currency translation adjustments*

The composition of restructuring costs, by segment, for fiscal 2013 and 2012 is as follows:

	Twelve Months Ended March 29, 2013		
(Amounts in millions)	Fiscal 2013 Plan	Fiscal 2012 Plan	Total
NPS	$ 13	$ —	$ 13
MSS	181	9	190
BSS	17	22	39
Corporate	22	—	22
Total	$ 233	$ 31	$ 264

	Twelve Months Ended March 30, 2012
(Amounts in millions)	Fiscal 2012 Plan
NPS	$ 1
MSS	108
BSS	31
Corporate	—
Total	$ 140

Of the total $190 million restructuring liability as of March 29, 2013, $186 million is included in accrued expenses and other current liabilities and $4 million is included in other long-term liabilities. Of the total $119 million restructuring liability as of March 30, 2012, $112 million was included in accrued expenses and other current liabilities and $7 million was included in other long-term liabilities.

Note 18 – Contract with the U.K. National Health Service

Interim Agreement Contract Change Note

On August 31, 2012, the Company and the NHS entered into a binding interim agreement which has been approved by all required U.K. government officials ("interim agreement contract change note" or "IACCN"). The IACCN, which is described in greater detail below, amended the terms of the parties' then current contract under which the Company has developed and deployed an integrated patient records system using the Company's Lorenzo Regional Care software product. On March 28, 2013, the Company and the NHS signed a letter agreement that modified certain financial terms of the IACCN. The IACCN, and such letter agreement, forms the basis on which the parties will subsequently finalize a full restatement of the contract through a revised project agreement. The revised project agreement will consolidate the three regional contracts which comprise the Company's NHS contract into a single agreement. CSC and the NHS are in the process of negotiating the revised project agreement.

Under the IACCN, the parties redefined the scope of the Lorenzo products and established deployment and ongoing service pricing. CSC will deliver additional Lorenzo implementations based on demand from individual NHS trusts. A more flexible arrangement than under the contract terms existing prior to the IACCN has been established for these trusts to combine additional clinical modules with the core care management functionality of the Lorenzo solution to meet their specific requirements. CSC and the NHS also agreed to a process for trusts which wish to take the Lorenzo products within the NHS-designated North, Midlands and East regions of England (NME) to obtain central funding from the U.K. Department of Health for implementation of the Lorenzo products. Separately, CSC may offer the Lorenzo solution throughout the rest of England where trusts select CSC's solutions through separate competitive processes. Under the IACCN, the NHS is no longer subject to trust volume commitments and CSC has agreed to non-exclusive deployment rights in its designated regions. New trusts taking deployments of the Lorenzo product will receive ongoing managed services from CSC for a period of five years from the date of Lorenzo deployment by such trust, provided deployment is complete or substantially complete by July 2016. Beyond its Lorenzo offerings, CSC continues to provide a wide range of

other solutions and services to the NHS, including general practitioner, ambulance and community systems, digital imaging and other related services.

Pursuant to the letter agreement signed on March 28, 2013, the parties agreed to modify a small number of financial terms of the IACCN and the NHS confirmed it would make a change compensation payment in accordance with the terms of the IACCN. The NHS paid the change compensation payment of £10 million ($15 million) net of value added tax to CSC on March 28, 2013 in full and final satisfaction of all costs and claims by CSC arising from changes to the Lorenzo software product that CSC delivered up to a certain version of the product, in addition to a small number of other changes.

Historical Background Concerning NHS Contract

The Company and the NHS are parties to a contract (originally having a value of £2.9 billion or approximately $5.4 billion at originally announced exchange rates) under which the Company has developed and deployed an integrated electronic patient records system. The NHS contract was amended in April 2009 and the parties entered into variation agreements subsequent to the 2009 amendment agreeing to various operational terms and conditions. The 2009 amendment included mutual releases of all claims existing at the time of the amendment.

In 2010, as part of the U.K. government's austerity program and to address delays in development and deployments, the Company and the NHS discussed modification of the contract scope in order to reduce the total contract value by £500 million. During the fourth quarter of fiscal year 2011, additional scope modification and total contract value reduction were discussed, bringing the combined total contract value reductions to £764 million, which would have reduced the total contract value to approximately £2.1 billion or $3.2 billion (at the March 29, 2013 exchange rate). Terms related to this scope modification and contract value reduction were included in a negotiated but unsigned non-binding memorandum of understanding (MOU), which MOU included a legally binding standstill agreement which provided that, while the parties were negotiating a contract amendment to implement the terms of the MOU, neither party would pursue any claims against the other party. Negotiation of the terms of the MOU was confirmed by the NHS to be substantially completed in May 2011, but CSC was subsequently informed by the NHS in December 2011 that neither the MOU nor the related contract amendment then under discussion would be approved by the U.K. government.

Based on subsequent discussions between CSC and the NHS regarding proposals advanced by both parties reflecting significant scope modifications, a reduced commitment by the NHS for deployment of the Lorenzo software product, revised delivery and payment terms, payments by the NHS for CSC-incurred costs and commitment and contract value reductions that differed materially from those contemplated by the MOU, on March 2, 2012, CSC and the NHS entered into a non-binding letter of intent that included the statement of principles that would serve as the basis for an interim agreement between the parties. The letter of intent contemplated that under the interim agreement, the NHS would provide a commitment of a certain number of trusts to receive the Lorenzo software product, and the Lorenzo product was redefined into deployment units categorized as "Base Product" and "Additional Product" (in each case, as described below) for pricing purposes. The letter of intent also included a standstill agreement related to the Lorenzo product. While the parties originally intended to conclude a binding interim agreement by June 29, 2012, no agreement was reached by that date. On May 31, 2012, the standstill agreement was extended to August 31, 2012. On August 31, 2012, the parties entered into the IACCN. On March 28, 2013, the Company and the NHS signed a letter agreement that modified certain financial terms of the IACCN.

Principal Components of IACCN

The IACCN sets the terms relating to the delivery of the Lorenzo product and associated services as described below.

The key terms introduced by the IACCN are as follows:

1. Under contract terms existing prior to the IACCN, the NHS was committed to purchase the Lorenzo product for multiple trusts. In addition, the Company was the exclusive supplier of such software products and related services to two out of the three regions of the U.K. covered by the existing contract. Under the IACCN, the NHS is no longer subject to any trust volume commitment for the Lorenzo product (there were no changes in quantities for non-Lorenzo deployments), and the Company agreed to non-exclusive deployment rights for all products and services in those regions in which it previously enjoyed exclusivity. As a result, the individual trusts can choose third-party software

vendors other than CSC to provide a software solution. CSC and the NHS have also agreed to a process for trusts which wish to take the Lorenzo products within the NME regions to obtain central funding from the U.K. Department of Health for implementation of the Lorenzo products. In addition, CSC may offer the Lorenzo solution throughout the rest of England where trusts select CSC's solutions through a separate competitive process.

2. The IACCN creates pricing and payment terms for the Lorenzo product and new terms under which trusts in the contract's NME region that choose the Lorenzo product can access central funds for its deployment, subject to business case justification. While the funding is provided by the NHS, there is a far greater degree of interaction with the trusts under the IACCN, as the Company works with each individual trust to build a business case and seek NHS approval and central funding to proceed.

3. The IACCN has not materially altered the terms relating to non-Lorenzo products. The Company will continue to provide non-Lorenzo deployment, hosting and maintenance services in accordance with contract terms in existence prior to the IACCN. The deployment of the non-Lorenzo products is expected to be completed or substantially completed by fiscal 2015.

4. Under the IACCN, the Lorenzo product is redefined for pricing purposes, with Lorenzo Regional Care comprising the "Base Product," consisting of seven deployment units (or modules) and the "Additional Product," consisting of three other modules. The parties agreed that six of the Base Product's modules had completed the necessary NHS assurances and were ready to deploy to further trusts as of August 31, 2012. The remaining module of the Base Product was similarly accepted by the NHS as complete and ready to deploy to further trusts in early September 2012. The Additional Product's three modules are expected to complete NHS assurance during 2013. Although the NHS assurance of the Base Product's seven modules is complete and the Company and the NHS are committed to complete the assurance of the Additional Product modules, neither the NHS nor any trust is obligated to purchase or deploy any of those modules.

5. New trusts taking deployments of the Lorenzo product will receive ongoing managed services from the Company for a period of five years from the date such deployment is complete, provided deployment is complete or substantially complete by July 7, 2016. The services include hosting of the software and trust data at the Company's data center as well as support and maintenance, including regulatory updates and other changes over the term of the contract. Under contract terms existing prior to the IACCN, all services were to expire upon the end of the contract term of July 7, 2016, subject to an optional one year extension and an exit transition period.

Accounting

Prior to the IACCN, the NHS contract has been accounted for using the percentage-of-completion method based on management's best estimates of total contract revenue and costs. Based on then existing circumstances, CSC revised its estimate of revenues and costs at completion during the third quarter of fiscal 2012 to include only those revenues reasonably assured of collection. As a result of that change, the Company recorded a $1.5 billion contract charge in that quarter, resulting in no material remaining net assets.

The terms of the IACCN represent a significant modification to the prior agreement, including a significant reduction in additional product development and elimination of any commitment by the NHS to future Lorenzo deployments and the Company's exclusivity rights in two of the three contract regions. The Company concluded that it will account for the IACCN as a new contract and will recognize revenue as a services arrangement. Revenue recognition for each trust deployment will begin at the start of the trust's hosting period. Payments from the NHS for deployment of systems will be deferred and recognized over the service period. Direct costs incurred for deployment activities will be deferred and amortized to expense over the service period as well. The total up-front consideration of £78 million ($126 million), including the £68 million ($110 million) net settlement payment and a £10 million ($16 million) escrow release, is primarily attributed to future Lorenzo deployments and will be deferred and recognized as revenue ratably over the term of the contract ending July 2016.

The £10 million ($15 million) payment received on March 28, 2013, as well as future consideration not noted above, when and if earned, will be deferred and amortized over the longer of the term of the contract or the estimated performance period.

Note 19 – Settlement of Claims with U.S. Government

During the second quarter of fiscal 2012, the Company reached a definitive settlement agreement with the U.S. government in its contract claims asserted under the Contract Disputes Act of 1978 (CDA). Under the terms of the settlement, the Company received $277 million in cash and a five-year extension (four base years plus one option year) with an estimated value of $1 billion to continue to support and expand the capabilities of the systems covered by the original contract scheduled to expire in December 2011. In exchange, the Government received unlimited rights to the Company's intellectual property developed to support the services delivered under the contract, and CSC dismissed the claims and terminated legal actions against the Government and the Government dismissed its counter claims against CSC. The contract extension contained a Requirements portion (Federal Acquisition Regulation ("FAR") 16.503) and an Indefinite Quantity portion (FAR 16.504) and is not subject to any minimum values. In December 2011, the Company signed the contract modification based on the terms described above.

The Company recorded a pre-tax charge of $269 million during the second quarter of fiscal 2012 to write down its claim related assets (claim related unbilled receivables of $379 million and deferred costs of $227 million) to reflect the cash received of $277 million, the estimated fair value of the contract extension of $45 million, and previously unapplied payments of $15 million. Of the pre-tax charge of $269 million, $42 million was recorded as a reduction of revenue and $227 million as a separately itemized charge to cost of services. The fair value of the contract extension was recorded as a contract asset and will be amortized as a reduction of revenue over the four year fixed contract term in proportion to the expected revenues or on a straight line basis, whichever is greater.

These claims relate to a contract that was awarded (the "Contract") in December 1999 as a 10 year fixed price contract. In April 2004, the contract was extended by two additional years. Revenue recorded under the core Contract was initially recognized as a single profit center using the percentage-of-completion method based on the guidance in ASC 605-35, "construction-type and production-type contracts."

During the course of the contract, CSC incurred significant costs for out-of-scope work that was a result of Government directed changes and delays. Negotiations with the Government were initiated to recover the costs related to this work. During the second quarter of fiscal 2007, the Company filed its 14 interest bearing claims (collectively the "CDA Claims"), then totaling approximately $858 million, with the Government. On September 11, 2007, the Company initiated litigation at the Armed Services Board of Contract Appeals ("ASBCA"), one of the two forums available for litigation of CDA claims.

In accordance with accepted practice, the Company amended its CDA Claims twice to reflect adjustments to the total value of the CDA Claims. On December 24, 2009, the Government made a partial payment of $35 million on one of the CDA Claims. Thereafter, CSC filed a second amended complaint with the ASBCA reducing the value of its CDA Claims by $35 million. On November 19, 2010, the Government and the Company entered into a formal agreement to stay the CDA Claims litigation and engage in a non-binding alternate dispute resolution ("ADR") process to resolve all outstanding CDA Claims and other issues associated with the contract. As of July 1, 2011, the Company had fourteen claims totaling approximately $675 million, excluding interest, asserted against the U.S. federal government under a single contract pending before the ASBCA.

Prior to the settlement, the Company believed it had valid bases for pursuing recovery of the CDA Claims supported by outside counsel's evaluation of the facts and assistance in the preparation of the claims. To verify its position, CSC requested that outside counsel analyze whether the first two conditions of Paragraph 31 of ASC 605-35-25 were satisfied with respect to the Company's assertions of government breaches of the contract, government-caused delays and disruption to the Company's performance of the contract, and unanticipated additional work performed by the Company under the contract. The outside counsel issued an opinion that the Company's position met the criteria on April 22, 2005, and reiterated that opinion on May 20, 2011.

Note 20 – Commitments and Contingencies

Commitments

The Company has operating leases for the use of certain real estate and equipment. Substantially all operating leases are non-cancelable or cancelable only by the payment of penalties. All lease payments are based on the lapse of time but include, in some cases, payments for insurance, maintenance and property taxes. There are no purchase options on operating leases at favorable terms, but most real estate leases have one or more renewal options. Certain leases on real estate are subject to annual escalations for increases in utilities and property taxes. Lease rental expense amounted to $319 million, $324 million, and $330 million, for the years ended March 29, 2013, March 30, 2012, and April 1, 2011, respectively. In addition, the Company also has $18 million of sublease income to be received through fiscal 2020.

Minimum fixed rentals required for the next five years and thereafter under operating leases in effect at March 29, 2013, are as follows:

Fiscal Year (Amounts in millions)	Real Estate	Equipment
2014	$ 211	$ 39
2015	152	26
2016	112	9
2017	82	2
2018	51	—
Thereafter	68	—
	$ 676	$ 76

The Company has signed long-term purchase agreements with certain software, hardware, telecommunication and other service providers to obtain favorable pricing and terms for services and products that are necessary for the operations of business activities. Under the terms of these agreements, the Company is contractually committed to purchase specified minimums over periods ranging from one to five years. If the Company does not meet the specified minimums, the Company would have an obligation to pay the service provider all or a portion of the shortfall. Minimum purchase commitments are $478 million in fiscal 2014, $161 million in fiscal 2015, $132 million in fiscal 2016, $12 million in fiscal 2017, $2 million in fiscal 2018, and none thereafter.

In the normal course of business, the Company may provide certain clients, principally governmental entities, with financial performance guarantees, which are generally backed by stand-by letters of credit or surety bonds. In general, the Company would only be liable for the amounts of these guarantees in the event that nonperformance by the Company permits termination of the related contract by the Company's client. As of March 29, 2013, the Company had $122 million of outstanding letters of credit and surety bonds relating to these performance guarantees. The Company believes it is in compliance with its performance obligations under all service contracts for which there is a financial performance guarantee, and the ultimate liability, if any, incurred in connection with these guarantees will not have a material adverse affect on its consolidated results of operations or financial position.

The Company also uses stand-by letters of credit, in lieu of cash, to support various risk management insurance policies. These letters of credit represent a contingent liability and the Company would only be liable if it defaults on its payment obligations towards these policies. As of March 29, 2013, the Company had $183 million of outstanding stand-by letters of credit. Generally, such guarantees have a one-year term and are renewed annually.

The following table summarizes the expiration of the Company's financial guarantees and stand-by letters of credit outstanding as of March 29, 2013:

(Amounts in millions)	Fiscal 2014	Fiscal 2015	Fiscal 2016 and thereafter	Total
Surety bonds	$ 29	$ 1	$ —	$ 30
Letters of credit	58	1	33	92
Stand-by letters of credit	37	132	14	183
Total	$ 124	$ 134	$ 47	$ 305

The Company generally indemnifies licensees of its proprietary software products against claims brought by third parties alleging infringement of their intellectual property rights (including rights in patents (with or without geographic limitations), copyright, trademarks and trade secrets). CSC's indemnification of its licensees relates to costs arising from court awards, negotiated settlements and the related legal and internal costs of those licensees. The Company maintains the right, at its own costs, to modify or replace software in order to eliminate any infringement. Historically, CSC has not incurred any significant costs related to licensee software indemnification.

Contingencies

The Company has a contract with the NHS to develop and deploy an integrated patient records system as a part of the U.K. Government's NHS IT program. On August 31, 2012, the Company and NHS entered into a binding interim agreement contract change note, or IACCN, which amends the terms of the current contract and forms the basis on which the parties will finalize a full restatement of the contract. On March 28, 2013, the Company and the NHS signed a letter agreement that modified certain terms of the IACCN. See Note 18 for further information relating to the NHS contract and the IACCN.

As previously disclosed in fiscal 2012 and fiscal 2011, the Company initiated an investigation into out of period adjustments resulting from certain accounting errors in its MSS segment, primarily involving accounting irregularities in the Nordic region. Initially, the investigation was conducted by Company personnel, but outside Company counsel and forensic accountants retained by such counsel later assisted in the Company's investigation. On January 28, 2011, the Company was notified by the SEC's Division of Enforcement that it had commenced a formal civil investigation relating to these matters, which investigation has been expanded to other matters subsequently identified by the SEC, including matters specified in subpoenas issued to the Company from time to time by the SEC's Division of Enforcement as well as matters under investigation by the Audit Committee, as further described below. The Company is cooperating in the SEC's investigation.

On May 2, 2011, the Audit Committee commenced an independent investigation into the matters relating to the MSS segment and the Nordic region, matters identified by subpoenas issued by the SEC's Division of Enforcement, and certain other accounting matters identified by the Audit Committee and retained independent counsel to represent CSC on behalf of, and under the exclusive direction of, the Audit Committee in connection with such independent investigation. Independent counsel retained forensic accountants to assist with their work. Independent counsel also represents CSC on behalf of, and under the exclusive direction of, the Audit Committee in connection with the investigation by the SEC's Division of Enforcement.

The Audit Committee's investigation was expanded to encompass (i) the Company's operations in Australia, (ii) certain aspects of the Company's accounting practices within its Americas Outsourcing operation, and (iii) certain of the Company's accounting practices that involve the percentage-of-completion accounting method, including the Company's contract with the NHS. In the course of the Audit Committee's expanded investigation, accounting errors and irregularities were identified. As a result, certain personnel have been reprimanded, suspended, terminated and/or have resigned. The Audit Committee determined in August 2012 that its independent investigation was complete. The Audit Committee instructed its independent counsel to cooperate with the SEC's Division of Enforcement by completing production of documents and providing any further information requested by the SEC's Division of Enforcement.

In addition to the matters noted above, the SEC's Division of Enforcement is continuing its investigation involving its concerns with certain of the Company's prior disclosure and accounting determinations with respect to the Company's contract with NHS and the possible impact of such matters on the Company's financial statements for years prior to the Company's current fiscal year. The Company and the Audit Committee and its independent counsel are investigating these matters and are continuing to cooperate with the SEC's Division of Enforcement in its investigation of prior disclosures of the Company's contract with the NHS. The SEC's investigative activities are ongoing.

In addition, the SEC's Division of Corporation Finance has issued comment letters to the Company requesting, among other things, additional information regarding its previously disclosed adjustments in connection with the above-referenced accounting errors, the Company's conclusions relating to the materiality of such adjustments, and the Company's analysis of the effectiveness of its disclosure controls and procedures and its internal control over financial reporting. The SEC's Division of Corporation Finance's comment letter process is ongoing, and the Company is continuing to cooperate with that process.

The investigation being conducted by the SEC's Division of Enforcement and the review of our financial disclosures by the SEC's Division of Corporation Finance are continuing and could identify other accounting errors, irregularities or other areas of review. As a result, we have incurred and may continue to incur significant legal and accounting expenditures. We are unable to predict how long the SEC's Division of Enforcement's investigation will continue or whether, at the conclusion of its investigation, the SEC will seek to impose fines or take other actions against the Company. In addition, we are unable to predict the timing of the completion of the SEC's Division of Corporation Finance's review of our financial disclosures or the outcome of such review. Publicity surrounding the foregoing or any enforcement action as a result of the SEC's investigation, even if ultimately resolved favorably for us, could have an adverse impact on the Company's reputation, business, financial condition, results of operations or cash flows. The Company is unable to estimate any possible loss or range of loss associated with these matters at this time. See Note 2 for further information.

Between June 3, 2011, and July 21, 2011, four putative class action complaints were filed in the United States District Court for the Eastern District of Virginia, entitled *City of Roseville Employee's Retirement System v. Computer Sciences Corporation, et al.* (No. 1:11-cv-00610-TSE-IDD), *Murphy v. Computer Sciences Corporation, et al.* (No. 1:11-cv-00636-TSE-IDD), *Kramer v. Computer Sciences Corporation, et al.* (No. 1:11-cv-00751-TSE-IDD) and *Goldman v. Computer Sciences Corporation, et al.* (No. 1:11-cv-777-TSE-IDD). On August 29, 2011, the four actions were consolidated as *In re Computer Sciences Corporation Securities Litigation* (No. 1:11-cv-610-TSE-IDD) and Ontario Teachers' Pension Plan Board was appointed lead plaintiff. A consolidated class action complaint was filed by plaintiff on September 26, 2011, and names as defendants CSC, Michael W. Laphen, Michael J. Mancuso and Donald G. DeBuck. A corrected complaint was filed on October 19, 2011. The complaint alleges violations of the federal securities laws in connection with alleged misrepresentations and omissions regarding the business and operations of the Company. Specifically, the allegations arise from the Company's disclosure of the Company's investigation into certain accounting irregularities in the Nordic region and its disclosure regarding the status of the Company's agreement with the NHS. Among other things, the plaintiff seeks unspecified monetary damages. The plaintiff filed a motion for class certification with the court on September 22, 2011, and the defendants filed a motion to dismiss on October 18, 2011. A hearing was held on November 4, 2011. On August 29, 2012, the court issued a Memorandum Opinion and Order granting in part and denying in part the motion to dismiss. The court granted the motion to dismiss with respect to the plaintiff's claims in connection with alleged misrepresentations and omissions concerning the Company's operations in the Nordic Region. The court granted in part and denied in part the motion to dismiss with respect to the plaintiff's claims in connection with alleged misrepresentations and omissions concerning the Company's internal controls and the Company's contract with the NHS. The court also granted the plaintiff leave to amend its complaint by September 12, 2012, and maintained the stay of discovery until the sufficiency of the amended complaint had been decided. The court further denied plaintiff's motion for class certification without prejudice. On September 12, 2012, the plaintiff filed a notice advising the Court that it had determined not to amend its complaint and renewed its motion for class certification. On September 21, 2012, the court issued an Order setting the hearing on the motion for class certification for October 12, 2012, directing the parties to complete discovery by January 11, 2013 and scheduling the final pretrial conference for January 17, 2013. On October 9, 2012, the defendants filed their answer to the plaintiff's complaint. On October 12, 2012, the hearing on the motion for class certification was rescheduled to November 1, 2012. On October 31, 2012, the parties filed a joint motion with the court requesting that the hearing on the motion for class certification be rescheduled to a later date. On November 1, 2012, the court issued an order setting the hearing for class certification for November 15, 2012. On November 30, 2012, the court granted plaintiff's motion for class certification. On December 14, 2012, defendants filed with the Fourth Circuit a petition for permission to

appeal the class certification order pursuant to Federal Rule of Civil Procedure 23(f). Plaintiff's response to the petition was filed on February 20, 2013. On March 5, 2013, the Fourth Circuit denied the petition for permission to appeal the class certification order. On December 14, 2012, the court issued an order extending the expert discovery deadline to February 25, 2013. On December 20, 2012, the court issued an order extending the fact discovery deadline to February 11, 2013 and the expert discovery deadline to March 25, 2013. On January 13, 2013, the court issued an order extending the expert discovery deadline to April 1, 2013. Motions for summary judgment were filed on March 18, 2013. On May 15, 2013, the Company entered into a stipulation and agreement of settlement with the lead plaintiff to settle all claims in the lawsuit for $97.5 million, which was accrued for as of March 29, 2013 and included in accrued expenses and other current liabilities on the Company's Consolidated Balance Sheet. As of March 29, 2013, the Company has also recorded a receivable of $45 million, which represents the amount recoverable under the Company's corporate insurance policies, and is included in receivables on the Company's Consolidated Balance Sheet. The agreement is subject to approval by the court.

On September 13, 2011, a shareholder derivative action entitled *Che Wu Hung v. Michael W. Laphen, et al.* (CL 2011 13376) was filed in Circuit Court of Fairfax County, Virginia, against Michael W. Laphen, Michael J. Mancuso, the members of the Audit Committee and the Company as a nominal defendant asserting claims for breach of fiduciary duty and contribution and indemnification relating to alleged failure by the defendants to disclose accounting and financial irregularities in the MSS segment, primarily in the Nordic region, and the Company's performance under the NHS agreement and alleged failure to maintain effective internal controls. The plaintiff seeks damages, injunctive relief and attorneys' fees and costs. On October 24, 2011, the defendants removed the action to the United States District Court for the Eastern District of Virginia. On November 23, 2011, the plaintiff filed a motion to remand the case to state court. Argument was held on December 15, 2011. During argument the plaintiff voluntarily dismissed his complaint without prejudice to refiling the action in state court. The Court granted the plaintiff's request, dismissed the complaint without prejudice and denied the motion to remand as moot. On December 22, 2011, the plaintiff refiled his complaint in Circuit Court of Fairfax County, Virginia in a shareholder derivative action entitled *Che Wu Hung v. Michael W. Laphen, et al.* (CL 2011 18046). Named as defendants are Michael W. Laphen, Michael J. Mancuso, the members of the Audit Committee and the Company as a nominal defendant. The complaint asserts claims for (i) breach of fiduciary duty relating to alleged failure by the defendants to disclose accounting and financial irregularities in the MSS segment, primarily in the Nordic region, the Company's performance under the NHS agreement and alleged failure to maintain effective internal controls and (ii) corporate waste. The plaintiff seeks damages, injunctive relief and attorneys' fees and costs. On April 6, 2012, the state court stayed the action until the earlier of (i) entry of an order on the pending motion to dismiss *In re Computer Sciences Corporation Securities Litigation* (No. 1:11-cv-610-TSE-IDD) or (ii) July 5, 2012. On July 20, 2012, the state court renewed the stay until the earlier of (i) entry of an order on the pending motion to dismiss in *In re Computer Sciences Corporation Securities Litigation* or (ii) October 18, 2012. The stay expired on August 30, 2012 with the entry of the court's order in *In re Computer Sciences Corporation Securities Litigation.* On October 19, 2012, upon the joint motion of the parties, the state court issued an order staying the action while discovery proceeds in *In re Computer Sciences Corporation Securities Litigation.* The order requires defendants to provide to the plaintiff certain of the discovery produced in the federal action. On May 10, 2013, the court continued the stay to May 31, 2013 upon joint motion of the parties. The Company is unable to estimate any possible loss or range of loss associated with this matter at this time.

On May 11, 2012, a separate shareholder derivative action entitled *Judy Bainto v. Michael W. Laphen et al.* (No. A-12-661695-C), was filed in District Court, Clark County, Nevada, against Messrs. Laphen and Mancuso, members of the Company's Board of Directors and the Company as a nominal defendant. The complaint is substantively similar to the second *Hung* complaint. On or about August 1, 2012, the court granted the parties' joint motion to extend the time for defendants to respond to the complaint to sixty days after the United States District Court for the Eastern District of Virginia's entry of an order on the pending motion to dismiss the complaint in *In re Computer Sciences Corporation Securities Litigation.* On September 5, 2012, Defendants notified the court of the Eastern District of Virginia's ruling in *In re Computer Sciences Corporation Securities Litigation.* On September 11, 2012, the parties filed a joint status report proposing a schedule for the filing of an amended complaint by plaintiff and for motion to dismiss briefing. Plaintiff filed an amended complaint on September 28, 2012. Upon stipulation of the parties, the court consolidated the Bainto case and Himmel case (described below) and deemed the amended complaint filed in Bainto the operative complaint. In addition, on November 8, 2012, upon joint motion of the parties, the court issued an order staying the action while discovery proceeds in *In re Computer Sciences Corporation Securities Litigation.* The order requires Defendants to provide to the Plaintiffs certain of the discovery produced in the federal action. The Company is unable to estimate any possible loss or range of loss associated with this matter at this time.

On October 16, 2012, a separate shareholder derivative action entitled *Daniel Himmel v. Michael W. Laphen et al.* (No. A-12-670190-C), was filed in District Court, Clark County, Nevada, against Messrs. Laphen and Mancuso, members of the Company's Board of Directors and the Company as a nominal defendant. The *Himmel* complaint is substantively similar to the *Bainto* complaint, but includes a claim for unjust enrichment and seeks additional injunctive relief. Upon stipulation of the parties, the court consolidated the *Bainto* case (describe above) and the *Himmel* case and deemed the amended complaint filed in *Bainto* the operative complaint. In addition, on November 8, 2012, upon joint motion of the parties, the court issued an order staying the action while discovery proceeds in *In re Computer Sciences Corporation Securities Litigation*. The order requires Defendants to provide to the Plaintiffs certain of the discovery produced in the federal action. The Company is unable to estimate any possible loss or range of loss associated with this matter at this time.

On December 20, 2012, a separate shareholder derivative complaint entitled *Shirley Morefield v Irving W. Bailey, II, et al*, (Case No. 1:120V1468GBL/TCB) was filed in the United States District Court for the Eastern District of Virginia. The complaint names certain of CSC's current and former directors and officers as defendants and the Company as a nominal defendant. The complaint is similar to the Hung complaint but asserts only a claim for breach of fiduciary duty and alleges that the plaintiff made a demand on the CSC Board prior to commencing suit and that such demand was refused. Motions to dismiss were filed March 18, 2013. On April 8, 2013, Plaintiff filed an amended complaint. Motions to dismiss the amended complaint were filed on April 17, 2013 and were heard on May 10, 2013. A decision is pending. The Company is unable to estimate any possible loss or range of loss associated with this matter at this time.

On October 19, 2012, a putative class action complaint was filed in the United States District Court of the Southern District of Indiana, entitled *Andrea M. Childress v. Experian Information Services, Inc. and CSC Credit Services , Inc.* The complaint alleges Fair Credit Reporting Act claims regarding reports prepared about consumers who filed for Chapter 13 bankruptcy protection and subsequently withdrew their bankruptcy filing before court approval of a bankruptcy plan. Plaintiff, on behalf of the class, seeks statutory and punitive damages, injunctive relief and attorneys' fees. On February 4, 2013, CSC was dismissed without prejudice from this lawsuit by plaintiff's notice filed with the court.

The Company's net legal expenses associated with the SEC investigation and class action lawsuits were $33 million, $67 million, and $2 million, for fiscal years 2013, 2012 and 2011, respectively. During fiscal 2013, the Company incurred $78 million, which was partially offset by $45 million of insurance claims.

In addition to the matters noted above, the Company is currently party to a number of disputes which involve or may involve litigation. The Company consults with legal counsel on those issues related to litigation and seeks input from other experts and advisors with respect to such matters in the ordinary course of business. Whether any losses, damages or remedies ultimately resulting from such matters could reasonably have a material effect on the Company's business, financial condition, results of operation, or cash flows will depend on a number of variables, including, for example, the timing and amount of such losses or damages (if any) and the structure and type of any such remedies. For these reasons, it is not possible to make reasonable estimates of the amount or range of loss that could result from these other matters at this time. Company management does not, however, presently expect any of such other matters to have a material impact on the consolidated financial statements of the Company.

Note 21 – Subsequent Events

On May 15, 2013, CSC and the lead plaintiff in the lawsuit entitled In re Computer Sciences Corporation Securities Litigation (No. 1:11-cv-610-TSE-IDD) pending in the United States District Court for the Eastern District of Virginia entered into a stipulation and agreement of settlement to settle all claims in the lawsuit for $97.5 million. The agreement is subject approval by the court (see Note 20).

On May 13, 2013, CSC entered into an agreement to sell its flood-insurance-related business process outsourcing practice to a financial investor for cash consideration of $46 million. The Company expects to record a gain on the disposal of approximately $31 million.

Selected Quarterly Financial Data (Unaudited)

(Amounts in millions, except per-share amounts)	Fiscal 2013[2] 1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues	$ 3,829	$ 3,731	$ 3,736	$ 3,697
Costs of services (excludes depreciation and amortization, specified contract charge, settlement charge and restructuring costs of $238 (2013))	3,155	2,905	2,955	2,836
Restructuring costs	27	58	26	153
Income from continuing operations before taxes	47	172	151	110
Income from continuing operations, net of taxes	25	121	120	249
Income from discontinued operations, net of taxes	17	17	393	37
Net income attributable to CSC common shareholders	40	130	510	281
Earnings per common share continuing operations[1]				
Basic				
Income from continuing operations	$ 0.15	$ 0.73	$ 0.76	$ 1.60
Income from discontinued operations	$ 0.11	$ 0.11	$ 2.53	$ 0.24
Diluted				
Income from continuing operations	$ 0.15	$ 0.72	$ 0.75	$ 1.57
Income from discontinued operations	$ 0.11	$ 0.11	$ 2.52	$ 0.24

(Amounts in millions, except per-share amounts)	Fiscal 2012[2] 1st Quarter	2nd Quarter	3rd Quarter	4th Quarter[3]
Revenues	$ 3,891	$ 3,841	$ 3,646	$ 3,986
Cost of services (excluding depreciation and amortization, specified contract charge, settlement charge and restructuring costs of $137 (2012))	3,253	3,191	3,150	3,425
Cost of services – specified contract charge (excludes amount charged to revenue of $204)	—	—	1,281	—
Cost of services – settlement charge (excludes amount charged to revenue of $42)	—	227	—	—
Goodwill impairment	—	2,685	60	—
Restructuring costs	—	—	—	140
Income (loss) from continuing operations before taxes	76	(2,883)	(1,463)	(184)
Income (loss) from continuing operations, net of taxes	87	(2,850)	(1,426)	(181)
Income (loss) from discontinued operations, net of taxes	98	(16)	35	28
Net income (loss) attributable to CSC common shareholders	183	(2,877)	(1,390)	(158)
Earnings (loss) per common share continuing operations[1]				
Basic				
Income (loss) from continuing operations	$ 0.55	$ (18.46)	$ (9.19)	$ (1.20)
Income (loss) from discontinued operations	$ 0.63	$ (0.10)	$ 0.23	$ 0.18
Diluted				
Income (loss) from continuing operations	$ 0.54	$ (18.46)	$ (9.19)	$ (1.20)
Income (loss) from discontinued operations	$ 0.63	$ (0.10)	$ 0.23	$ 0.18

(1) *Quarterly earnings per share (EPS) amounts may not total to the full year EPS. EPS is calculated based on weighted average shares outstanding for the period. Quarterly weighted average shares may not equal the full year weighted average shares for the fiscal year.*

(2) *As discussed in Note 2, the Company recorded various out of period adjustments in fiscal 2013 and fiscal 2012. The additional tables below reflect the net effect on the reported amounts above if the adjustments had been reported in the appropriate quarter. There was no change to discontinued operations figures from the out of period adjustments.*

(3) *As discussed in Note 6, in the fourth quarter of fiscal 2012, the Company recognized significant impairments of tangible and intangible assets associated primarily with long-term contracts and significant adverse changes in long-term contracts accounted for under the percentage-of-completion method*

The following tables show the net effect of the out of period adjustments on selected quarterly reported amounts:

Increase (Decrease) (Amounts in millions, except per-share amounts)	Fiscal 2013 1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues	$ 8	$ 5	$ 5	$ (4)
Costs of services (excludes depreciation and amortization, specified contract charge, settlement charge and restructuring costs of $238 (2013))	(1)	13	4	(10)
Income from continuing operations before taxes	3	3	4	(4)
Net income attributable to CSC common shareholders	(1)	2	(30)	22
Earnings per common share continuing operations				
Basic	$ (0.01)	$ 0.01	$ (0.01)	$ (0.04)
Diluted	$ (0.01)	$ 0.01	$ (0.01)	$ (0.04)

Increase (Decrease) (Amounts in millions, except per-share amounts)	Fiscal 2012 1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues	$ (12)	$ 9	$ 46	$ 13
Cost of services (excluding depreciation and amortization, specified contract charge, settlement charge and restructuring costs of $137 (2012))	(17)	7	(21)	4
Cost of services - specified contract charge (excludes amount charged to revenue of $204)	(1)	—	2	2
Income (loss) from continuing operations before taxes	7	15	50	14
Net income (loss) attributable to CSC common shareholders	6	26	38	5
Earnings (loss) per common share continuing operations				
Basic	$ 0.04	$ 0.17	$ 0.24	$ 0.03
Diluted	$ 0.04	$ 0.17	$ 0.24	$ 0.03

COMPUTER SCIENCES CORPORATION AND SUBSIDIARIES

SCHEDULE II, VALUATION AND QUALIFYING ACCOUNTS

(Amounts in millions)	Balance, beginning of period	Charged to cost and expenses	Other[1]	Deductions	Balance, end of period
For year ended March 29, 2013					
Allowance for doubtful receivables	$ 51	$ 16	$ (1)	$ (18)	$ 48
For year ended March 30, 2012					
Allowance for doubtful receivables	46	18	10	(23)	51
For the year ended April 1, 2011					
Allowance for doubtful receivables	47	7	2	(10)	46

[1] *Includes balances from acquisitions, changes in balances due to foreign currency exchange rates and recovery of prior-year charges.*

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

"Disclosure controls and procedures" are the controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports filed or submitted by it under the Securities Exchange Act of 1934, as amended (Exchange Act) is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. "Disclosure controls and procedures" include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in its Exchange Act reports is accumulated and communicated to the issuer's management, including its principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

Under the direction of the Company's Chief Executive Officer and Chief Financial Officer, the Company has evaluated its disclosure controls and procedures as of March 29, 2013 to ensure (i) that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms and (ii) that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of March 29, 2013.

Management's Report on Internal Control over Financial Reporting

The management of Computer Sciences Corporation (the Company) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America.

The Company's internal control over financial reporting includes policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and receipts and expenditures are being made only in accordance with authorization of management and the directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements. All internal controls, no matter how well designed, have inherent limitations. Therefore, even where internal control over financial reporting is determined to be effective, it can provide only reasonable assurance. Projections of any evaluation of effectiveness to future periods are subject to the risk controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.

As of the end of the Company's 2013 fiscal year, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company's internal control over financial reporting, as of March 29, 2013, was effective.

The Company's internal control over financial reporting as of March 29, 2013, has been audited by the Company's independent registered public accounting firm, as stated in their report appearing on page 142.

Date: May 15, 2013

Changes in Internal Controls Over Financial Reporting

There were no changes in internal controls during the fiscal quarter ended March 29, 2013, which materially affected or are reasonably likely to materially affect, the Company's internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Computer Sciences Corporation
Falls Church, Virginia

We have audited the internal control over financial reporting of Computer Sciences Corporation and subsidiaries (the "Company") as of March 29, 2013, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 29, 2013, based on the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the fiscal year ended March 29, 2013 of the Company and our report dated May 15, 2013 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ DELOITTE & TOUCHE LLP

McLean, Virginia

May 15, 2013

Item 9B. Other Information

None.

PART III

Certain information required by Part III is omitted from this Annual Report on Form 10-K and is incorporated herein by reference to the definitive proxy statement with respect to our 2013 Annual Meeting of Stockholders (the "Proxy Statement"), which we will file with the Securities and Exchange Commission no later than 120 days after the end of the fiscal year covered by this Report.

Item 10. Directors, Executive Officers and Corporate Governance

Information regarding executive officers of the Company is included in Part I under the caption "Executive Officers of the Registrant." Other information required by this Item will appear in the Proxy Statement under the headings "Proposal 1-Election of Directors"; "Additional Information-Section 16(a) Beneficial Ownership Reporting Compliance"; "Corporate Governance"; and "Additional Information-Business for 2013 Annual Meeting," which sections are incorporated herein by reference.

Information about the Code of Business Conduct governing our Chief Executive Officer, Chief Financial Officer, Controller can be found on our website, www.csc.com, under the Investor Relations - Corporate Governance tab.

The Company intends to disclose required information regarding any amendment to or waiver under the Code of Business Conduct referred to above by posting such information on our website within four business days after any such amendment or waiver.

Item 11. Executive Compensation

Information required by this Item will appear in the Proxy Statement under the headings "Executive Compensation" and "Corporate Governance," which sections are incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table gives information about our Common Stock that may be issued under our equity compensation plans as of March 29, 2013. See Note 14, "Stock Incentive Plans," to the Consolidated Financial Statements included herein for information regarding the material features of these plans.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	17,591,879	$ 37.21	12,049,759 [1]
Equity compensation plans not approved by security holders	—	—	—
Total	17,591,879		12,049,759

[1]Includes 3,000 shares available for future issuance under the 2006 Non-Employee Director Incentive Plan. This plan permits shares to be issued pursuant to stock options, restricted stock, and RSUs. Includes 69,400 shares available for future issuance under the 2010 Non-Employee Director Incentive Plan. This plan permits shares to be issued pursuant to RSUs and restricted stock.

Includes 2,291,508 and 1,908,592 shares available for future issuance under the 2004 and 2007 Incentive Plans, respectively. Each of these plans permits shares to be issued pursuant to stock options, restricted stock or RSUs, or pursuant to performance awards payable in shares of CSC stock, restricted stock, RSUs or any combination of the foregoing. Of the shares available for issuance under the 2007 plan, 1,908,592 shares are available for future grant as stock options with each option granted counted as one share against the available shares under such plan or assuming no options are granted, 954,296 shares are available for future awards of restricted stock or RSUs, after giving effect to the requirement set forth in the 2007 plan that a grant of one share of restricted stock or one RSU be counted as two shares against the available shares under such plan.

Includes 7,777,259 shares available for future granting under the 2011 Omnibus Incentive Plan. This plan permits shares to be issued pursuant to stock options, restricted stock or RSUs, or pursuant to performance awards payable in shares of CSC stock, restricted stock, RSUs or any

combination of the foregoing. Of the shares available for issuance under the 2011 Omnibus Incentive Plan, 7,777,259 shares are available for future grant as stock options with each option granted counted as one share against the available shares under such plan or assuming no options are granted, 3,888,630 shares are available for future awards of restricted stock or RSUs, after giving effect to the requirement set forth in the 2011 Omnibus Incentive Plan that a grant of one share of restricted stock or one RSU be counted as two shares against the available shares under such plan.

Other information required by this Item will appear in the Proxy Statement under the heading "Stock Ownership," which section is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information required by this Item will appear in the Proxy Statement under the heading "Corporate Governance," which section is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

Information required by this Item will appear in the Proxy Statement under the heading "Proposal 5-Ratification of Independent Auditors-Fees," which section is incorporated herein by reference.

Item 15. Exhibits, Financial Schedules

(1) and (2) Consolidated Financial Statements and Financial Statement Schedule
These documents are included in the response to Item 8 of this report. See the index on page 58.

(3) Exhibits
The following exhibits are filed with this report or incorporated by reference to other filings listed on the Exhibit Index.

Exhibit Number	Description of Exhibit
2.1	Scheme Implementation Agreement by and among Computer Sciences Corporation, CSC Computer Sciences Australia Holdings Pty Limited, and iSOFT Group Limited (incorporated by reference to Exhibit 2 to the Company's Current Report on Form 8-K (filed on April 5, 2011) (file number 11739300))
3.1	Amended and Restated Articles of Incorporation filed with the Nevada Secretary of State on August 9, 2010 (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 2, 2010 (filed August 11, 2010) (file number 101007138))
3.2	Amended and Restated Bylaws dated as of February 7, 2012 (incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K for the fiscal year ended March 30, 2012 (filed May 29, 2012) (file number 12874585))
4.1	Indenture dated as of March 3, 2008, for the 5.50% senior notes due 2013 and the 6.50% senior notes due 2018 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K (filed September 15, 2008) (file number 081071955))
4.2	Indenture dated as of February 10, 2003, by and between the Company and Citibank, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K (filed February 14, 2003) (file number 03568367))
4.3	First Supplemental Indenture dated as of February 14, 2003, by and between the Company and Citibank, N.A., as trustee, and attaching a specimen form of the Notes (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K (filed February 14, 2003) (file number 03568367))
4.4	Indenture dated as of September 18, 2012, for the 2.500% senior notes due 2015 and the 4.450% senior notes due 2022 by and between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K (filed September 19, 2012) (file number 121100352))
4.5	First Supplemental Indenture dated as of September 18, 2012, by and between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee, and attaching a specimen form of the 2.500% Senior Notes due 2015 and the 4.450% Senior Notes due 2022 (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K (filed September 19, 2012) (file number 121100352))
4.6	2.500% Senior Note due 2015 (in global form), dated September 18, 2012, among the Company and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K (filed September 19, 2012) (file number 121100352))
4.7	4.450% Senior Note due 2022 (in global form), dated September 18, 2012, among the Company and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K (filed September 19, 2012) (file number 121100352))
10.1	Asset Purchase Agreement, dated as of December 1, 2012, by and among Computer Sciences Corporation, CSC Credit Services, Inc., Equifax Inc. and Equifax Information Services LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (filed December 3, 2012) (file number 121236237))
10.2	Term Loan Agreement, dated as of September 18 , 2012, by and between the Company, the financial institutions named therein, as lenders, and The Bank of Tokyo-Mitsubishi UFJ, Ltd., as administrative agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated September 19, 2012) (filed September 19, 2012) (file number 121100352)
10.3	Credit Agreement dated as of March 18, 2011 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated March 18, 2011) (filed March 22, 2011) (file number 11704203)

10.4	1998 Stock Incentive Plan(1) (incorporated by reference to Exhibit 10.10 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 3, 1998) (filed August 14, 1998) (file number 98687059)
10.5	2001 Stock Incentive Plan(1) (incorporated by reference to Appendix B to the Company's Proxy Statement for the Annual Meeting of Stockholders held on August 13, 2001) (filed June 29, 2001) (file number 1672145)
10.6	2004 Incentive Plan(1) (incorporated by reference to Appendix B to the Company's Proxy Statement for the Annual Meeting of Stockholders held on August 9, 2004) (filed June 30, 2004) (file number 04890067)
10.7	2007 Employee Incentive Plan(1) (incorporated by reference to Appendix B to the Company's Proxy Statement for the Annual Meeting of Stockholders held on July 30, 2007) (filed June 29, 2007) (file number 07948632)
10.8	2011 Omnibus Incentive Plan(1) (incorporated by reference to Appendix B to the Company's Proxy Statement for the Annual Meeting of Stockholders held on August 8, 2011) (filed June 24, 2011) (file number 11929448)
10.9	Form of Award Agreement for Employees(1) (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2010) (filed February 9, 2011) (file number 11585668)
10.10	Form of Stock Option Agreement for Employees(1) (incorporated by reference to Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2010) (filed February 9, 2011) (file number 11585668)
10.11	Form of International Stock Option Agreement for Employees(1) (incorporated by reference to Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2010) (filed February 9, 2011) (file number 11585668)
10.12	Form Stock Option Schedule for United Kingdom Employees under the 2001 Employee Incentive Plan(1) (incorporated by reference to Exhibit 10.9 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2011) (filed August 10, 2011) (file number 111024699)
10.13	Form of Restricted Stock Agreements for Employees(1) (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2005) (filed August 5, 2005) (file number 051002523))
10.14	Form of Service Based Restricted Stock Unit Agreement for Employees(1) (incorporated by reference to Exhibit 10.10 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2010) (filed February 9, 2011) (file number 11585668)
10.15	Form of Performance Based Restricted Stock Unit Agreement for Employees(1) (incorporated by reference to Exhibit 10.11 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2010) (filed February 9, 2011) (file number 11585668)
10.16	Form of Career Shares Restricted Stock Unit Agreement for Employees(1) (incorporated by reference to Exhibit 10.12 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2010) (filed February 9, 2011) (file number 11585668)
10.17	Form of International Service Based Restricted Stock Unit Agreement for Employees(1) (incorporated by reference to Exhibit 10.14 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2011) (filed August 10, 2011) (file number 111024699)
10.18	Form of International Performance Based Restricted Stock Unit Agreement for Employees(1) (incorporated by reference to Exhibit 10.15 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2011) (filed August 10, 2011) (file number 111024699)
10.19	Form of International Career Shares Restricted Stock Unit Agreement for Employees(1) (incorporated by reference to Exhibit 10.16 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2011) filed August 10, 2011) (file number 111024699)
10.20	Form of Senior Management and Key Employee Severance Agreement, as amended and restated effective May 20, 2009(1) (incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K for the fiscal year ended April 3, 2009) (filed May 29, 2009) (file number 09858607))
10.21	Supplemental Executive Retirement Plan No. 2, effective December 3, 2007(1) (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated December 3, 2007) (filed December 4, 2007) (file number 071283050))
10.22	Excess Plan, effective December 3, 2007(1) (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated December 3, 2007) (filed December 4, 2007) (file number 071283050)
10.23	Employment Agreement, dated February 7, 2012, between the Company and J. Michael Lawrie(1) (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated February 7, 2012) (filed February 8, 2012) (file number 12581529)
10.24	Service Based Inducement Restricted Stock Unit Award Agreement, dated April 16, 2012, between the Company and J. Michael Lawrie(1) (incorporated by reference to Exhibit 10.21 to the Company's Annual Report on Form 10-K for the fiscal year ended March 30, 2012) (filed May 29, 2012) (file number 12874585)
10.25	Fiscal Year 2013 CEO Stock Option Award Agreement, dated April 16, 2012, between the Company and J. Michael Lawrie(1) (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the fiscal year ended March 30, 2012) (filed May 29, 2012) (file number 12874585))
10.26	Performance Based Inducement Restricted Stock Unit Award Agreement, dated April 16, 2012, between the Company and J. Michael Lawrie(1) (incorporated by reference to Exhibit 10.23 to the Company's Annual Report on Form 10-K for the fiscal year ended March 30, 2012) (filed May 29, 2012) (file number 12874585)

10.27	Service Based Inducement Restricted Stock Unit Award Agreement, dated June 15, 2012, between the Company and Paul N. Saleh(1) (incorporated by reference to Exhibit 10.24 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 29, 2012) (filed August 8, 2012) (file number 121016715)
10.28	Service Based Inducement Restricted Stock Unit Award Agreement, dated July 16, 2012, between the Company and Sunita Holzer(1) (incorporated by reference to Exhibit 10.25 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 29, 2012) (filed August 8, 2012) (file number 121016715))
10.29	Form of Performance Based Restricted Stock Unit Award Agreement for Employees(1) (incorporated by reference to Exhibit 10.26 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 29, 2012) (filed August 8, 2012)2012) (file number 121016715)
10.30	Form of International Performance Based Restricted Stock Unit Award Agreement for Employees(1) (incorporated by reference to Exhibit 10.27 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 29, 2012) (filed August 8, 2012) (file number 121016715)
10.31	Service Based Inducement Stock Option Award Agreement, dated August 15, 2012, between the Company and Thomas E. Hogan(1) (incorporated by reference to Exhibit 10.28 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 28, 2012) (filed November 6, 2012) (file number 121182933))
10.32	Deferred Compensation Plan, amended and restated effective December 31, 2012(1) (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q dated February 5, 2013) (filed February 5, 2013) (file number 13572100))
10.33	Severance Plan for Senior Management and Key Employees, amended and restated effective October 28, 2007(1) (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated October 28, 2007) (filed November 1, 2007) (file number 071207160)
10.34	Amended and Restated Management Agreement with Michael W. Laphen, effective December 20, 2010(1) (incorporated by reference to Exhibit 10.19 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2010) (filed February 9, 2011) (file number 11585668)
10.35	Form of Indemnification Agreement for officers and directors(1) (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated February 18, 2010) (filed February 22, 2010) (file number 10622679)
10.36	2010 Non-Employee Director Stock Incentive Plan(1) (incorporated by reference to Appendix E to the Company's Proxy Statement for the Annual Meeting of Stockholders held on August 9, 2010) (filed June 25, 2010) (file number 10916246)
10.37	1997 Nonemployee Director Stock Incentive Plan(1) (incorporated by reference to Appendix A to the Company's Proxy Statement for the Annual Meeting of Stockholders held on August 11, 1997) (filed July 2, 1997) (file number 97522260)
10.38	2006 Nonemployee Director Incentive Plan(1) (incorporated by reference to Appendix B to the Company's Proxy Statement for the Annual Meeting of Stockholders held on July 31, 2006) (filed June 22, 2006) (file number 06918523)
10.39	Form of Restricted Stock Unit Agreement for directors(1) (incorporated by reference to Exhibit 10.18 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2005) (filed August 5, 2005) (file number 051002523)
10.40	Form of Amendment to Restricted Stock Unit Agreement for directors (1) (incorporated by reference to Exhibit 10.35 to the Company's Current Report on Form 8-K dated December 5, 2005) (filed December 6, 2005) (file number 051246311)
10.41	Form of Restricted Stock Unit Agreement for directors pursuant to the 2010 Non-Employee Director Incentive Plan(1) (incorporated by reference to Exhibit 10.32 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2011) (filed August 10, 2011) (file number 111024699)
10.42	Retention Letter with William L. Deckelman, Jr. effective August 22, 2011(1) (incorporated by reference to Exhibit 10.34 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2011) (filed November 9, 2011 (file number 111191131)
10.43	Retention Letter with Peter Allen effective August 22, 2011(1) (incorporated by reference to Exhibit 10.35 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2011) (filed November 9, 2011 (file number 111191131)
10.44	Retention Letter with Randy Phillips, effective October 16, 2011(1)(incorporated by reference to Exhibit 10.37 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 30, 2011) (filed February 8, 2012) (file number 12581569)
10.45	Succession Agreement with Michael W. Laphen effective October 18, 2011(1) (incorporated by reference to Exhibit 10.36 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 30, 2011) (filed February 8, 2012) (file number 12581569)
10.46	Separation Agreement with Russell H. Owen effective September 16, 2011 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated September 16, 2011) (filed September 16, 2011) (file number 111094271)
21	Significant Active Subsidiaries and Affiliates of the Registrant
23	Consent of Independent Registered Public Accounting Firm
31.1	Section 302 Certification of the Chief Executive Officer
31.2	Section 302 Certification of the Chief Financial Officer
32.1	Section 906 Certification of Chief Executive Officer
32.2	Section 906 Certification of Chief Financial Officer

99.1	Revised Financial Information Disclosure as a result of the Company's restructuring (incorporated by reference to Exhibits 99.01, 99.02 and 99.03 to the Company's Current Report on Form 8-K dated December 16, 2008) (filed December 16, 2008) (file number 081252513)
101.INS	XBRL Instance
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation
101.LAB	XBRL Taxonomy Extension Labels
101.PRE	XBRL Taxonomy Extension Presentation

(1) Management contract or compensatory plan or agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPUTER SCIENCES CORPORATION

Dated: May 15, 2013

By: /s/ J. Michael Lawrie

Name: **J. Michael Lawrie**

Title: **President and Chief Executive Officer**

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ J. Michael Lawrie **J. Michael Lawrie**	President, Chief Executive Officer and Director (Principal Executive Officer)	May 15, 2013
/s/ Paul N. Saleh **Paul N. Saleh**	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	May 15, 2013
/s/ Thomas R. Colan **Thomas R. Colan**	Vice President and Controller (Principal Accounting Officer)	May 15, 2013
/s/ Rodney F. Chase **Rodney F. Chase**	Chairman of the Board of Directors	May 15, 2013
Irving W. Bailey	Director	
/s/ David J. Barram **David J. Barram**	Director	May 15, 2013
/s/ Stephen L. Baum **Stephen L. Baum**	Director	May 15, 2013
/s/ Erik Brynjolfsson **Erik Brynjolfsson**	Director	May 15, 2013
/s/ Judith R. Haberkorn **Judith R. Haberkorn**	Director	May 15, 2013
/s/ Chong Sup Park **Chong Sup Park**	Director	May 15, 2013
/s/ Lawrence A. Zimmerman **Lawrence A. Zimmerman**	Director	May 15, 2013

BOARD OF DIRECTORS AND OFFICERS OF THE COMPANY

BOARD OF DIRECTORS

Rodney F. Chase [3]
Chairman
Genel Energy, LTD

J. Michael Lawrie [3]
President and
Chief Executive Officer
CSC

Irving W. Bailey [2]
Senior Advisor
Chrysalis Ventures, Inc.

David J. Barram [1, 3, 4]
Director
Mobibucks Corporation

Stephen L. Baum [1, 4]
Former Chief Executive Officer
and President
Sempra Energy

Erik Brynjolfsson [1, 4]
Professor
MIT Sloan School

Judith R. Haberkorn [2, 4]
Retired President of Consumer
Sales and Service
Verizon Communications

Chong Sup Park [2]
Former Chairman and
Chief Executive Officer
Maxtor Corporation

Lawrence A. Zimmerman [1]
Director
Delphi Automotive

Committee memberships

1. Audit
2. Compensation
3. Executive
4. Nominating/Corporate Governance

EXECUTIVE OFFICERS

J. Michael Lawrie
President and
Chief Executive Officer

Paul N. Saleh
Executive Vice President and
Chief Financial Officer

Gary M. Budzinski
Executive Vice President
and General Manager,
Global Infrastructure Services

Thomas R. Colan
Vice President and Controller

James D. Cook
Executive Vice President
and General Manager,
Global Industries

William L. Deckelman Jr.
Executive Vice President and
General Counsel

Sunita Holzer
Executive Vice President and
Chief Human Resources Officer

John P. Maguire
Executive Vice President
and General Manager for
Global Sales & Marketing
and Regional Operations

David W. Zolet
Executive Vice President
and General Manager,
North American Public Sector

SHAREHOLDER INFORMATION

STOCK INFORMATION

Common Stock Symbol: CSC, listed and traded on the New York Stock Exchange (NYSE). Shares of common stock outstanding were 150,228,623 shares as of May 3, 2013. There were 6,315 Shareholders of Record as of April 29, 2013.

TRANSFER AGENT AND REGISTRAR

All inquiries concerning registered shareholder accounts and stock transfer matters, including address changes and consolidation of multiple accounts, should be directed to Computershare, CSC's transfer agent and registrar.

Shareholder correspondence should be mailed to:

Computershare
P.O. Box 43006
Providence, RI 02940-3006

Overnight correspondence should be mailed to:

Computershare
250 Royall Street
Canton, MA 02021

Website for registered shareholders
www.computershare.com/investor

By Phone:
1.800.676.0654 (Domestic)
1.201.680.6578 (International)

FINANCIAL COMMUNITY INFORMATION

Institutional and individual investors, financial analysts and portfolio managers should contact:

Steve Virostek
CSC Investor Relations
3170 Fairview Park Drive
Falls Church, VA 22042
703.641.3000
1.800.542.3070
email: investorrelations@csc.com

Written requests, including requests for Company filings with the U.S. Securities and Exchange Commission (SEC), should be directed to:

CSC Investor Relations
3170 Fairview Park Drive
Falls Church, VA 22042
Email: investorrelations@csc.com

To enroll for electronic delivery of CSC's Proxy Statement, Annual Report and other materials, log on to:
https://enroll.icsdelivery.com/csc/Default.aspx

COMPANY WEBSITE

Additional CSC information is available on www.csc.com, including all of the documents the Company files with or furnishes to the SEC, which are available free of charge.

CERTIFICATIONS

The Company has included as Exhibits 31.1 and 31.2 to its Annual Report on Form 10-K for Fiscal Year 2013 filed with the SEC, certificates of CSC's Chief Executive Officer and Chief Financial Officer certifying the quality of the Company's public disclosure. The Chief Executive Officer has also submitted to the NYSE a certificate certifying that he is not aware of any violations by CSC of the NYSE Corporate Governance Listing Standards.

ANNUAL MEETING

The Annual Meeting of Stockholders is scheduled for 10:00 a.m. (ET) on August 13, 2013, at CSC, 3170 Fairview Park Drive, Falls Church, VA 22042. Proxies for the meeting will be solicited in a separate Proxy Statement.

DIVIDEND POLICY

The Company instituted a regular quarterly dividend policy in Fiscal Year 2011.

INDEPENDENT AUDITORS

Deloitte & Touche LLP
1750 Tysons Boulevard
McLean, VA 22102



Worldwide CSC Headquarters

The Americas
3170 Fairview Park Drive
Falls Church, Virginia 22042
United States
+1.703.876.1000

Asia, Middle East, Africa
20 Anson Road #11-01
Twenty Anson
Singapore 079912
Republic of Singapore
+65.6221.9095

Australia
Level 6/Tower B
26 Talavera Road
Macquarie Park,
NSW 2113
Sydney, Australia
+61(2)9034.3000

Central and Eastern Europe
Abraham-Lincoln-Park 1
65189 Wiesbaden
Germany
+49.611.1420

Nordic and Baltic Region
Retortvej 8
DK-2500 Valby
Denmark
+45.36.14.4000

South and West Europe
Immeuble Balzac
10 place des Vosges
92072 Paris la Défense Cedex
France
+33.1.55.707070

UK and Ireland Region
Royal Pavilion
Wellesley Road
Aldershot, Hampshire
GU11 1PZ
United Kingdom
+44(0)1252.534000





© 2013 Computer Sciences Corporation. All rights reserved.

*** Exercise Your *Right* to Vote ***

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on August 13, 2013.

COMPUTER SCIENCES CORPORATION



CSC INVESTOR RELATIONS
3170 FAIRVIEW PARK DRIVE
FALLS CHURCH, VIRGINIA 22042

M61230-P41268-Z61145

Meeting Information

Meeting Type: Annual Meeting
For holders as of: June 17, 2013
Date: August 13, 2013 **Time:** 10:00 a.m., EDT
Location: Computer Sciences Corporation
3170 Fairview Park Drive
Falls Church, Virginia 22042

Directions are available at http://www.csc.com/investor_relations

You are receiving this communication because you hold shares in the company named above.

This is not a ballot. You cannot use this notice to vote these shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. You may view the proxy materials online at *www.proxyvote.com* or easily request a paper copy (see reverse side).

We encourage you to access and review all of the important information contained in the proxy materials before voting.

See the reverse side of this notice to obtain proxy materials and voting instructions.

— Before You Vote —

How to Access the Proxy Materials

Proxy Materials Available to VIEW or RECEIVE:

NOTICE AND PROXY STATEMENT   ANNUAL REPORT

How to View Online:
Have the information that is printed in the box marked by the arrow → XXXX XXXX XXXX (located on the following page) and visit: *www.proxyvote.com.*

How to Request and Receive a PAPER or E-MAIL Copy:
If you want to receive a paper or e-mail copy of these documents, you must request one. There is NO charge for requesting a copy. Please choose one of the following methods to make your request:

1) *BY INTERNET:* www.proxyvote.com
2) *BY TELEPHONE:* 1-800-579-1639
3) *BY E-MAIL*:* sendmaterial@proxyvote.com

* If requesting materials by e-mail, please send a blank e-mail with the information that is printed in the box marked by the arrow → XXXX XXXX XXXX (located on the following page) in the subject line.

Requests, instructions and other inquiries sent to this e-mail address will NOT be forwarded to your investment advisor. Please make the request as instructed above on or before July 30, 2013 to facilitate timely delivery.

— How To Vote —

Please Choose One of the Following Voting Methods

Vote In Person: Many stockholder meetings have attendance requirements including, but not limited to, the possession of an attendance ticket issued by the entity holding the meeting. Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

Vote By Internet: To vote now by Internet, go to *www.proxyvote.com.* Have the information that is printed in the box marked by the arrow → XXXX XXXX XXXX (located on the following page) available and follow the instructions.

Vote By Mail: You can vote by mail by requesting a paper copy of the materials, which will include a proxy card.

M61231-P41268-Z61145

Voting Items

The Board of Directors recommends a vote "FOR" each of the nominees in Proposal 1, and "FOR" Proposals 2, 3, 4 and 5

1. To elect nine nominees to the CSC Board of Directors

   Nominees:

   1a. David J. Barram

   1b. Erik Brynjolfsson

   1c. Rodney F. Chase

   1d. Judith R. Haberkorn

   1e. Nancy Killefer

   1f. J. Michael Lawrie

   1g. Brian P. MacDonald

   1h. Chong Sup Park

   1i. Lawrence A. Zimmerman

2. Approval, by non-binding vote, of executive compensation

3. Approval of an amendment to the 2010 Non-Employee Director Incentive Plan

4. Approval of amendments to the 2011 Omnibus Incentive Plan

5. Ratification of the appointment of independent auditors

M61232-P41268-Z61145

COMPUTER SCIENCES CORPORATION

Notice of 2013 Annual Meeting of Stockholders

The 2013 Annual Meeting of Stockholders will be held on Tuesday, August 13, 2013, at 10:00 a.m., at Computer Sciences Corporation, 3170 Fairview Park Drive, Falls Church, Virginia 22042. The purpose of the meeting is to vote on:

- The election as directors of the nine nominees named in CSC's Proxy Statement;
- Approval, by non-binding vote, of executive compensation;
- Approval of an amendment to the 2010 Non-Employee Director Incentive Plan;
- Approval of Amendments to the 2011 Omnibus Incentive Plan;
- The ratification of the appointment of independent auditors; and
- Such other business as may properly come before the meeting

Only stockholders of record at the close of business on June 17, 2013, will be entitled to vote at the meeting and any postponements or adjournments thereof.

By Order of the Board of Directors,



M. Louise Turilli
Secretary
Falls Church, Virginia
June 28, 2013



IMPORTANT NOTICE TO STOCKHOLDERS

VOTING PREVENTS ESCHEATMENT

Most states have escheatment laws which require CSC to transfer stockholder accounts when they meet that state's criteria for abandoned property. These laws require CSC to issue a replacement stock certificate to the applicable state and the certificate in the stockholder's possession is cancelled on the records of CSC's transfer agent. While the specified number of years varies by state, escheatment generally occurs if you have not voted during a three-year period and you have not contacted CSC's transfer agent during that time. After delivery to the state, the stock often is sold and claimants are given only the proceeds of the sale, which may or may not be to your benefit, depending on the subsequent trend of the stock price. In addition, it can take many months to retrieve custody of the stock or the proceeds of its sale.

Therefore, it is very important that you vote and that CSC has your current address. If you have moved, please provide your new address to CSC's transfer agent: Computershare, P.O. Box 43006, Providence, RI 02940-3006; telephone 800.676.0654; and Internet address: www-us.computershare.com/investor/contact. Please inform Computershare if there are multiple accounts or stock is held under more than one name.

For additional information, the CSC Shareholder Services and automated literature request line is available at telephone 800.542.3070.

Note: CSC employees are requested to notify the CSC Service Center (telephone 877.612.2211) of any address change or their local Human Resources representative if not supported by the CSC Service Center.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

M61229-P41268-Z61145

COMPUTER SCIENCES CORPORATION

ANNUAL MEETING OF STOCKHOLDERS, AUGUST 13, 2013

The undersigned hereby appoints J. MICHAEL LAWRIE, PAUL N. SALEH and M. LOUISE TURILLI, and each of them, with full power of substitution and discretion in each of them, as the proxy or proxies of the undersigned to represent the undersigned and to vote all shares of Common Stock of Computer Sciences Corporation which the undersigned would be entitled to vote if personally present at the Annual Meeting of Stockholders to be held at Computer Sciences Corporation, 3170 Fairview Park Drive, Falls Church, Virginia 22042, at 10:00 a.m., Eastern Daylight Time, on August 13, 2013, and at any adjournments or postponements thereof, and to consider and to vote on any other matter properly coming before the meeting.

If more than one of such proxies or substitutes shall be present and vote, a majority thereof shall have the powers hereby granted, and if only one of them shall be present and vote, he shall have the powers hereby granted.

This card also provides voting instructions for shares, if any, held in the Company's Matched Asset Plan.

THIS PROXY WILL BE VOTED AS DIRECTED HEREIN, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED FOR 1) THE ELECTION OF DIRECTORS, 2) APPROVAL OF THE COMPANY'S EXECUTIVE COMPENSATION, 3) APPROVAL OF AN AMENDMENT TO THE 2010 NON-EMPLOYEE DIRECTOR INCENTIVE PLAN, 4) APPROVAL OF AMENDMENTS TO THE 2011 OMNIBUS INCENTIVE PLAN AND 5) RATIFICATION OF THE APPOINTMENT OF INDEPENDENT AUDITORS. SHARES ALLOCATED TO THIS ACCOUNT AND HELD IN THE COMPANY'S MATCHED ASSET PLAN WILL BE VOTED BY THE BANK OF NEW YORK (THE TRUSTEE FOR THOSE SHARES). IF THE TRUSTEE DOES NOT RECEIVE VOTING INSTRUCTIONS FOR SHARES HELD IN THE MATCHED ASSET PLAN BY AUGUST 8, 2013, THOSE SHARES WILL BE VOTED IN THE SAME PROPORTION AS THE SHARES FOR WHICH VOTING INSTRUCTIONS HAVE BEEN RECEIVED.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY.

THIS PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE VOTING THEREOF.

NOTE: THIS PROXY MUST BE SIGNED AND DATED ON THE REVERSE SIDE.

Comments: ______________________________

____

(If you noted any Comments above, please mark corresponding box on the reverse side.)

PROXY

If you do not timely vote by Internet, telephone or mailing your completed proxy card, or by attending the meeting and voting by ballot, these shares cannot be voted except for non-voted shares allocated to this MAP account, which will be voted as set forth above.



CSC INVESTOR RELATIONS
3170 FAIRVIEW PARK DRIVE
FALLS CHURCH, VIRGINIA 22042

VOTE BY INTERNET - www.proxyvote.com
Use the Internet up until 11:59 p.m. Eastern Daylight Time on August 12, 2013 to transmit your voting instructions and to enroll for electronic delivery of subsequent stockholder communications. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE STOCKHOLDER COMMUNICATIONS
If you would like to reduce the costs incurred by Computer Sciences Corporation in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access stockholder communications electronically in future years.

VOTE BY PHONE - 1.800.690.6903
To transmit your voting instructions, use any touch-tone telephone up until 11:59 p.m. Eastern Daylight Time on August 12, 2013. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope provided or return to Computer Sciences Corporation, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

Note: Proxy voting instructions for shares held in the Company's Matched Asset Plan must be given by 11:59 p.m. Eastern Daylight Time on August 8, 2013.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

M61228-P41268-Z61145 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

COMPUTER SCIENCES CORPORATION

The Board of Directors recommends a vote "FOR" each of the nominees in Proposal 1, "FOR" Proposal 2, Proposal 3, Proposal 4 and Proposal 5

Vote On Directors

1. To elect nine nominees to the CSC Board of Directors

Nominees:	**For**	**Against**	**Abstain**
1a. David J. Barram	▢	▢	▢
1b. Erik Brynjolfsson	▢	▢	▢
1c. Rodney F. Chase	▢	▢	▢
1d. Judith R. Haberkorn	▢	▢	▢
1e. Nancy Killefer	▢	▢	▢
1f. J. Michael Lawrie	▢	▢	▢
1g. Brian P. MacDonald	▢	▢	▢
1h. Chong Sup Park	▢	▢	▢
1i. Lawrence A. Zimmerman	▢	▢	▢

To provide comments, please check this box and write them on the back where indicated. ▢

Please indicate if you plan to attend this meeting. ▢ **Yes** ▢ **No**

Vote On Proposals	**For**	**Against**	**Abstain**
2. Approval, by non-binding vote, of executive compensation	▢	▢	▢
3. Approval of an amendment to the 2010 Non-Employee Director Incentive Plan	▢	▢	▢
4. Approval of amendments to the 2011 Omnibus Incentive Plan	▢	▢	▢
5. Ratification of the appointment of independent auditors	▢	▢	▢

Please sign, date and return this Proxy promptly whether or not you plan to attend the meeting. If signing for a corporation or partnership, or as an agent, attorney or fiduciary, indicate the capacity in which you are signing. If you do attend the meeting and elect to vote by ballot, such vote will supersede this Proxy.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

NOTICE OF 2013 ANNUAL MEETING OF STOCKHOLDERS AND PROXY STATEMENT





Tuesday, August 13, 2013 at 10:00 a.m., Eastern Time
3170 Fairview Park Drive
Falls Church, Virginia 22042



Computer Sciences Corporation

Dear Stockholder:

You are cordially invited to join CSC's Board of Directors and senior leadership at our 2013 Annual Meeting of Stockholders to be held on August 13, 2013. The attached Notice of Annual Meeting of Stockholders and Proxy Statement provide important information about the meeting and will serve as your guide to the business to be conducted at the meeting.

As stewards of your Company, the Board is focused on achieving long-term performance and creating value for our stockholders through prudent execution of business strategies, risk management, strong corporate governance and top quality talent and succession planning.

In Fiscal 2013, we made several important changes in the following areas:

- New Management Team
- Executive Compensation Oversight
- Good Corporate Governance Practices
- Stockholder Engagement and Outreach

New Management Team

Fiscal 2013 represents the beginning of a multi-year effort to return the Company to a path of sustained profitability. The key management changes that began in March 2012 with the appointment of the President and Chief Executive Officer ("CEO"), Mike Lawrie, continued in Fiscal 2013 with new appointments for the roles of Chief Financial Officer, General Manager of Global Infrastructure Services, General Manager of Global Sales and Marketing and Regional Operations, General Manager of the North American Public Sector, Chief Human Resources Officer, Controller and Principal Accounting Officer, Chief Technology Officer, Head of Internal Audit and Chief Information Officer.

Under Mike Lawrie's leadership, CSC has performed well with total shareholder return growing 68% in Fiscal 2013. This performance allowed CSC to return $428 million to stockholders in Fiscal 2013, including $123 million in dividends and $305 million in share repurchases. Mike and his management team continue to make important changes such as establishing a global set of CLEAR (Client-focused, Leadership, Execution Excellence, Aspiration and Results) values to drive a strong performance culture. Through these values, we have emphasized a return to profitability by managing costs and aligning the executive team to this one overriding goal. Mike has significantly strengthened the senior leadership team and has improved the Company's effectiveness by setting the appropriate tone for driving accountability, discipline and long term stockholder value creation.

Executive Compensation Oversight

We believe that our compensation program provides an appropriate mix of elements to incentivize our executives to turn the business around and to foster a performance-based culture. We made significant changes to our executive compensation program to better align the mix of compensation with profitability and

stockholder value. We revised the 2013 compensation program to place greater emphasis on profitability, eliminate annual time vested RSU grants, focus on EPS growth and eliminate overlapping financial measures. More about these changes is contained in the Compensation Discussion and Analysis section of this Proxy Statement.

Good Corporate Governance Practices

We believe that the strength of our governance is key to our success, and we continually review our practices to ensure effective collaboration of management and our Board to deliver value for stockholders.

In Fiscal 2013, the Board engaged an independent consultant to facilitate an assessment of its performance and effectiveness. As part of the assessment, each director was individually interviewed. The consultant also interviewed certain members of senior management regarding Board performance and effectiveness. The collective ratings and comments of the directors and senior management were compiled and presented to the full Board for discussion. Consistent with our commitment to the quality of our Board, we expect to revise our annual Board assessment process going forward.

Additionally, in Fiscal 2013, the Board implemented an improved management succession planning process for the identification and development of succession candidates to our executive officers, including the Chief Executive Officer. This review occurs on an annual basis.

Stockholder Engagement and Outreach

Stockholders are key participants in the governance of the Company. For this reason, we continually seek to communicate with our stockholders and seek your perspective. Since joining the Company in March 2012, Mike Lawrie has regularly met with investors representing a substantial portion of our investor base to understand their perspectives. In our efforts to communicate with you, we improved the format of last year's proxy statement to make it easier to read and to make the material more accessible. The Board and I were extremely pleased with the positive feedback we received about the redesigned proxy statement and the investor outreach. This year, we have further enhanced the presentation of the information by supplementing disclosure required by the SEC rules.

New Board Members

I am pleased to introduce two new nominees for election to the Board at the Annual Meeting. Nancy Killefer, Partner at McKinsey & Company, Inc., and Brian MacDonald, Chief Executive Officer of ETP Holdco, have the qualifications and experience that will enhance the skillset and quality of the Board. More about Brian and Nancy is contained in their biographies under Proposal 1. They are being nominated to replace Irv Bailey and Steve Baum, who are retiring from the Board effective at the Annual Meeting. We would like to thank Irv and Steve for their many contributions to the Company over their years of service.

I would also like to thank our CSC employees for their hard work in, and dedication to, the Company's turnaround. Finally, I would like to thank you for being a stockholder and for the trust you have placed in CSC. We value your support. We encourage you to share your opinions, interests and concerns, and invite you to write to us with your reactions and suggestions to the Corporate Secretary, CSC, 3170 Fairview Park Drive, Falls Church, VA 22042.

Sincerely,
Rodney F. Chase



Chairman of the Board of Directors



Computer Sciences Corporation

Notice of 2013 Annual Meeting of Stockholders

Tuesday, August 13, 2013
10:00 a.m., Eastern Time

Executive Briefing Center, 3170 Fairview Park Drive, Falls Church, Virginia 22042

The 2013 Annual Meeting of Stockholders will be held on Tuesday, August 13, 2013, at 10:00 a.m. Eastern Time, at the headquarters of the Company, 3170 Fairview Park Drive, Falls Church, Virginia 22042. The purpose of the meeting is to vote on:

1. the election of the nine director nominees named in the attached proxy statement as directors of CSC;
2. the approval, by non-binding vote, of the Company's executive compensation;
3. the approval of an amendment to the 2010 Non-Employee Director Incentive Plan;
4. the approval of amendments to the 2011 Omnibus Incentive Plan;
5. the ratification of the appointment of independent auditors; and
6. such other business as may properly come before the meeting.

Only stockholders of record at the close of business on June 17, 2013 will be entitled to vote at the meeting and any postponements or adjournments thereof.

Your vote is important. Whether or not you plan to attend the meeting, we encourage you to read this proxy statement and vote as soon as possible. Information on how to vote is contained in this proxy statement. In addition, voting instructions are provided in the Notice of Internet Availability of Proxy Materials, or, if you requested printed materials, the instructions are printed on your proxy card and included in the accompanying proxy statement. You can revoke a proxy at any time prior to its exercise at the Annual Meeting by following the instructions in the proxy statement.

By Order of the Board of Directors,

M. Louise Turilli

M. Louise Turilli
Secretary

Falls Church, Virginia
June 28, 2013

(This page intentionally left blank.)

Proxy Summary

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information you should consider, and you should read the entire Proxy Statement carefully, before voting.

Annual Meeting of Stockholders

Meeting Date:	August 13, 2013
Meeting Time:	10:00 a.m. Eastern Time
Location:	Computer Sciences Corporation Executive Briefing Center 3170 Fairview Park Drive Falls Church, VA 22042
Record Date:	June 17, 2013
Voting:	Stockholders as of the record date are entitled to vote. Each share of common stock is entitled to one vote for each director nominee and one vote for each of the proposals to be voted on.
Admission to Meeting:	Proof of share ownership will be required to enter the CSC Annual Meeting

Meeting Agenda

- Election of nine directors
- Advisory vote to approve executive compensation
- Approval of an amendment to the 2010 Non-Employee Director Incentive Plan
- Approval of amendments to the 2011 Omnibus Incentive Plan
- Ratification of Deloitte & Touche LLP as our independent auditor for fiscal year 2014
- Such other business that may properly come before the meeting

Voting matters and vote recommendation

Matter	Vote Recommendation
Management Proposals	
1. **Election of directors**	FOR each nominee
2. **Advisory vote to approve executive compensation**	FOR
3. **Approval of an amendment to the 2010 Non-Employee Director Incentive Plan**	FOR
4. **Approval of amendments to the 2011 Omnibus Incentive Plan**	FOR
5. **Ratification of Deloitte & Touche LLP as our independent auditor for fiscal year 2014**	FOR

Our Director Nominees

The following table provides summary information about each director nominee. Each director is elected annually by a majority of votes cast.

Name	Age	Director Since	Independent	Other Public Boards	Committee Memberships			
					AC	CC	NCG	EC
David J. Barram	69	2004	•	0	M		C	M
Erik Brynjolfsson	51	2010	•	0	M		M	
Rodney F. Chase	70	2001	•	3	EO	EO	EO	M
Judith R. Haberkorn	66	2007	•	0		C	M	
Nancy Killefer	59	Nominee	•	0				
J. Michael Lawrie	60	2012		1				C
Brian P. MacDonald	47	Nominee	•	1				
C.S. Park	65	2007	•	1		M		
Lawrence A. Zimmerman	70	2012	•	3	C			

AC Audit Committee
CC Compensation Committee
NCG Nominating Corporate Governance Committee
EC Executive Committee

C Chair
M Member
EO Ex-Officio Member

Attendance

Each director nominee who is a current director attended at least 75% of the aggregate of all fiscal year 2013 meetings of the Board.

CORPORATE GOVERNANCE HIGHLIGHTS

CSC's governance is guided by our CLEAR (Client-Focused, Leadership, Execution Excellence, Aspiration and Results) values. We believe that the strength of our governance is key to our success, and we continually review our practices to ensure effective collaboration of management and our Board to yield value for stockholders. Highlights of our governance include:

BOARD OF DIRECTORS

- Independent Chairman
- 9 Directors; 8 are independent
- All Audit, Compensation and Nominating/Corporate Governance Committee members are independent
- Majority of members of our Audit Committee are "financial experts"
- Executive Sessions at each regularly-scheduled meeting
- All Directors attended at least 75% of Board and Committee meetings in Fiscal 2013
- Limited membership on other public company boards
- Regular assessments and Director evaluations
- Declassified Board

STOCKHOLDERS' INTERESTS

- Majority voting in uncontested Director elections
- Annual advisory vote to approve executive compensation
- Annual advisory vote to ratify auditor independence

STOCKHOLDER RETURN AND FISCAL 2013 COMPENSATION

CSC's Total Shareholder Return ("TSR") was 68% in Fiscal 2013. The Compensation Committee emphasized the turnaround strategy in setting compensation for NEOs and others in Fiscal 2013. Consistent with that strategy, the Committee revised the design of our annual cash incentive program to create a near-term focus on operating income, simplified the financial metrics used in connection with performance share units to focus on earnings per share and eliminated overlapping financial measures between short and long term incentives.



New CEO Performance

Under Mike's leadership, the Company's Fiscal 2013 performance has significantly improved over the prior fiscal year, with total stockholder return growing 68% in Fiscal 2013. The Compensation Committee awarded Mr. Lawrie an inducement grant of 200,000 performance-based Restricted Stock Units ("RSUs") in connection with hiring him as the President and CEO. These RSUs vest if the average closing price over any 30 consecutive trading day period equals or exceeds the following percentage increases over a "base price" calculated as the average closing price over the three calendar months preceding Mr. Lawrie's first day of employment, March 19, 2012, as follows:

Common Stock price increase from Base Price of $28.32	Cumulative Number of RSUs Vesting
20%	50,000
40%	100,000
60%	150,000
80%	200,000

Increases in the trading price of the common stock since April 16, 2012 have resulted in the first three tranches of the units vesting, with the first tranche vesting on November 29, 2012, the second tranche vesting on January 10, 2013, and the third tranche vesting on March 4, 2013.

Say-on-Pay Vote

The Company's executive compensation programs for Fiscal 2013 were designed to support the Company's turnaround strategy. Our compensation design successfully:

- Encouraged a performance-based culture driven by our CLEAR values
- Based short and long-term incentive compensation on company-wide achievement and individual performance goals
- Aligned the interests of the executives with those of our stockholders

In Fiscal 2014, the Compensation Committee has made additional design changes to our programs to continue to strengthen our performance-based culture by awarding performance share units more deeply in the executive population and standardizing the calibration of employee performance globally.

Amendment of the 2010 Non-Employee Director Incentive Plan

At the Annual Meeting, stockholders will be asked to consider and vote upon an amendment to the 2010 Non-employee Director Incentive Plan to increase the number of shares available for issuance from 150,000 to 300,000 shares. Only 69,400 shares of CSC common stock remain available under the 2010 Director Plan as of May 31, 2013.

Amendment of the 2011 Omnibus Incentive Plan

At the Annual Meeting, stockholders will be asked to consider and vote upon amendments to the 2011 Omnibus Incentive Plan to:

- increase in the number of shares authorized for issuance under the plan from 11,000,000 to 19,300,000. Only 6,591,913 shares of CSC common stock remain available under the 2011 Incentive Plan as of May 31, 2013. The Board believes that this share reserve should be sufficient for a period of two to three years, taking into account potential grant increases over at least that period;

- add Client Satisfaction as a new performance goal to be used in connection with awards intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code");

- eliminate interest on dividend equivalents paid in connection with the settlement of RSUs;

- streamline the provisions relating to the determination of specified employees under Section 409A of the Code; and

- extend the term of the 2011 Incentive Plan through the ten year anniversary of the date stockholders approve the amended 2011 Incentive Plan.

Ratification of Independent Auditors

At the Annual Meeting, stockholders will be asked to consider and to vote upon the ratification of the appointment of Deloitte & Touche LLC as CSC's independent auditors. In order to assure continuing auditor independence, the Audit Committee periodically considers whether there should be a regular rotation of the independent registered public accounting firm. The members of the Audit Committee and the Board believe that the continued retention of Deloitte & Touche LLC to serve as the Company's independent registered public accounting firm is in the best interests of the Company and its stockholders.

TABLE OF CONTENTS

PROXY STATEMENT . . . 1

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING . . . 2

HOW DO I VOTE? . . . 8

CORPORATE GOVERNANCE . . . 9
- Corporate Governance Guidelines . . . 9
- Board Leadership Structure . . . 10
- Director Independence . . . 10
- Oversight of Risk Management . . . 11
- Compensation and Risk . . . 12
- Equity Ownership Guidelines . . . 12
- Talent Management and Succession Planning . . . 12
- Director Education . . . 12
- Oversight of Related Party Transactions . . . 13
- Code of Ethics and Standards of Conduct . . . 13
- Board Diversity . . . 14
- Mandatory Retirement of Directors . . . 14
- Resignation of Employee Directors . . . 14
- Communicating with the Board or the Chairman . . . 14

BOARD STRUCTURE AND COMMITTEE COMPOSITION . . . 15

DIRECTOR COMPENSATION . . . 18

PROPOSAL 1 - ELECTION OF DIRECTORS . . . 21
- Director Nomination Process . . . 21
- 2013 Director Nominees . . . 22
- Summary of Director Qualifications and Experience . . . 28

CERTAIN LITIGATION . . . 29

STOCK OWNERSHIP . . . 33

AUDIT COMMITTEE REPORT . . . 35

EXECUTIVE COMPENSATION . . . 36
- Compensation Committee Report . . . 36
- Compensation Discussion and Analysis . . . 36
- Executive Summary . . . 36
- Fiscal 2013 Direct Compensation . . . 39
- Other Executive Compensation . . . 51

Compensation Framework 53
Additional Compensation Policies 56
Summary Compensation Table 58
Summary of CEO Compensation Realized in Fiscal 2013 61
Grants of Plan-Based Awards 63
Outstanding Equity Awards at Fiscal Year-End 64
Option Exercises and Stock Vested 67
Pension Benefits 68
Fiscal Year 2013 Nonqualified Deferred Compensation 68
Potential Payments Upon Change in Control and Termination of Employment 69

PROPOSAL 2 - ADVISORY VOTE APPROVING EXECUTIVE COMPENSATION . . . 78

PROPOSAL 3 - APPROVAL OF AN AMENDMENT TO THE 2010 NON-EMPLOYEE DIRECTOR INCENTIVE PLAN 79

PROPOSAL 4 - APPROVAL OF AMENDMENTS TO THE 2011 OMNIBUS INCENTIVE PLAN 86

PROPOSAL 5 - RATIFICATION OF INDEPENDENT AUDITORS 96
Fees 96
Pre-Approval Policy 97
Vote Required 97

ADDITIONAL INFORMATION 98
Section 16(a) Beneficial Ownership Reporting Compliance 98
Business for 2014 Annual Meeting 98

APPENDIX A - INDEPENDENCE STANDARDS A-1

APPENDIX B - 2010 NON-EMPLOYEE DIRECTOR INCENTIVE PLAN B-1

APPENDIX C - 2011 OMNIBUS INCENTIVE PLAN C-1

Computer Sciences Corporation

3170 Fairview Park Drive
Falls Church, Virginia 22042

June 28, 2013

PROXY STATEMENT

We are providing these proxy materials in connection with the 2013 Annual Meeting of Stockholders (the "Annual Meeting") of Computer Sciences Corporation ("CSC" or the "Company" and sometimes referred to with the pronouns "we", "us" and "our"). The Notice of Internet Availability of Proxy Materials, this proxy statement, any accompanying proxy card or voting instruction card and our 2013 Annual Report to Stockholders ("2013 Annual Report"), which includes our 2013 Annual Report on Form 10-K, were first made available to stockholders on or about June 28, 2013. This proxy statement contains important information for you to consider when deciding how to vote on the matters brought before the Annual Meeting. Please read it carefully.

We are delivering proxy materials for the Annual Meeting under the United States Securities and Exchange Commission's "Notice and Access" rules. These rules permit us to furnish proxy materials, including this proxy statement and our 2013 Annual Report, to our stockholders by providing access to such documents on the Internet instead of mailing printed copies. Most stockholders received a Notice of Internet Availability of Proxy Materials (the "Notice"), which provides instructions on how you may access and review all of the proxy materials on the Internet. The Notice also instructs you as to how you may submit your proxy on the Internet. More information about Notice and Access is set forth in "Questions and Answers about the Annual Meeting and Voting."

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

1. Who is soliciting my vote?

The Board of Directors of CSC (sometimes referred to herein as the "Board") is soliciting your vote at the 2013 Annual Meeting.

2. When will the meeting take place?

The Annual Meeting will be held on Tuesday, August 13, 2013 at 10:00 a.m., Eastern Time, at the headquarters of the Company, 3170 Fairview Park Drive, Falls Church, Virginia 22042.

3. What is the purpose of the Annual Meeting?

You will be voting on:

- the election of each of the nine nominees as directors of CSC;
- the approval, by non-binding vote, of the Company's executive compensation;
- the approval of an amendment to the 2010 Non-Employee Director Incentive Plan;
- the approval of amendments to the 2011 Omnibus Incentive Plan;
- the ratification of the selection of Deloitte & Touche LLP as our auditors for the fiscal year ending March 28, 2014 ("Fiscal 2014"); and
- any other business that may properly come before the meeting.

4. What are the Board of Directors' recommendations?

The Board recommends a vote:

1. ***for*** **the election of each of the nine nominees for director;**
2. ***for*** **the approval, on an advisory basis, of the Company's executive compensation;**
3. ***for*** **the approval of the amendment to the 2010 Non-Employee Director Incentive Plan;**
4. ***for*** **the approval of the amendments to the 2011 Omnibus Incentive Plan;**
5. ***for*** **the ratification of the selection of Deloitte & Touche LLP as our auditors for Fiscal 2014; and**
6. ***for or against*** **other matters that come before the Annual Meeting, as the proxy holders deem advisable.**

5. Who is entitled to vote at the Annual Meeting?

The Board of Directors set June 17, 2013 as the record date for the Annual Meeting (the "Record Date"). All stockholders who owned CSC common stock at the close of business on June 17, 2013 may attend and vote at the Annual Meeting and any postponements or adjournments thereof.

6. Why did I receive a notice in the mail regarding the Internet availability of proxy materials this year instead of a paper copy of proxy materials?

Under the "Notice and Access" rules of the United States Securities and Exchange Commission (the "SEC"), we are permitted to furnish proxy materials, including this proxy statement and our 2013 Annual Report, to our stockholders by providing access to such documents on the Internet instead of mailing printed copies. Most stockholders will not receive printed copies of the proxy materials unless they request them. Instead, the Notice, which was mailed to most of our stockholders, will instruct you as to how you may access and review all of the proxy materials on the Internet. The Notice also instructs you as to how you may submit your proxy on the Internet. If you would like to receive a paper or electronic copy of our proxy materials, you should follow the instructions for requesting such materials in the Notice. Any request to receive proxy materials by mail or electronically will remain in effect until you revoke it.

7. Can I vote my shares by filling out and returning the Notice?

No. The Notice identifies the items to be voted on at the Annual Meeting, but you cannot vote by marking the Notice and returning it. The Notice provides instructions on how to vote by (i) Internet, (ii) telephone, (iii) requesting and returning a paper proxy card or voting instruction card, or (iv) submitting a ballot in person at the meeting.

8. Why didn't I receive a Notice in the mail regarding the Internet availability of proxy materials?

If you previously elected to access proxy materials over the Internet, you will not receive a Notice in the mail. You should have received an email with links to the proxy materials and online proxy voting. Additionally, if you previously requested paper copies of the proxy materials or if applicable regulations require delivery of the proxy materials, you will not receive the Notice.

If you received a paper copy of the proxy materials or the Notice by mail, you can eliminate all such paper mailings in the future by electing to receive an email that will provide Internet links to these documents. Opting to receive all future proxy materials online will save us the cost of producing and mailing documents to your home or business and help us conserve natural resources. See http://www.icsdelivery.com/csc to request complete electronic delivery. Enrollment for electronic delivery is effective until cancelled.

9. How many votes do I have?

You will have one vote for each share of our common stock you owned at the close of business on the record date, provided those shares are either held directly in your name as the stockholder of record or were held for you as the beneficial owner through a broker, bank or other nominee.

10. What is the difference between holding shares as a stockholder of record and as a beneficial owner?

Most of our stockholders hold their shares through a broker, bank or other nominee rather than directly in their own name. As summarized below, there are some differences between shares held of record and those owned beneficially.

Stockholder of Record. If your shares are registered directly in your name with our transfer agent, Computershare, you are considered the stockholder of record with respect to those shares, and the Notice or these proxy materials are being sent directly to you. As the stockholder of record, you have the right to grant your voting proxy directly to us, to submit proxies electronically or by telephone or to vote in person at the Annual Meeting. If you have requested printed proxy materials, we have enclosed a proxy card for you to use.

Beneficial Owner. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in "street name," and the Notice or these proxy materials are being forwarded to you by your broker, bank or nominee who is considered the stockholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker, bank or nominee on how to vote and are also invited to attend the Annual Meeting. However, since you are not the stockholder of record, you may not vote these shares in person at the Annual Meeting, unless you request, complete and deliver a legal proxy from your broker, bank or nominee. If you requested printed proxy materials, your broker, bank or nominee has enclosed a voting instruction card for you to use in directing the broker, bank or nominee regarding how to vote your shares.

11. How many votes must be present to hold the Annual Meeting?

A majority of our issued and outstanding shares entitled to vote at the Annual Meeting as of the record date must be present at the Annual Meeting in order to hold the Annual Meeting and conduct business. This is called a "quorum." Shares are counted as present at the Annual Meeting if you are present and vote in person at the Annual Meeting or by telephone or on the Internet or a proxy card has been properly submitted by you or on your behalf. Both abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum.

As of the record date there were 148,770,270 shares of CSC common stock outstanding.

12. How many votes are required to elect directors and adopt the other proposals?

Proposal 1 – Election of Directors. Directors are elected by a majority vote in uncontested elections. Therefore, each director nominee must receive a majority of the votes cast with respect to such nominee at the Annual Meeting (the number of "FOR" votes must exceed the number of "AGAINST" votes). Abstentions and, if applicable, broker non-votes are not counted as votes "FOR" or "AGAINST" any nominee; therefore, they will have no effect on the outcome of the vote on this proposal. In accordance with the Company's Corporate Governance Guidelines, if an incumbent director nominee fails to receive the requisite number of votes, such director nominee shall promptly tender his or her resignation for consideration by the Nominating/Corporate Governance Committee. Within 30 days following the certification of the stockholder vote, the Nominating/Corporate Governance Committee will make a recommendation to the Board of Directors as to the treatment of any director who did not receive a majority vote, including whether to accept or reject any tendered resignation. The Board of Directors will make a final determination within 90 days following the certification of the election results, and publicly disclose its decision and rationale.

Proposal 2 – Advisory Vote on Executive Compensation. This proposal, which is non-binding, requires an affirmative "FOR" vote of a majority of the votes cast (*i.e.*, of the votes "FOR" or "AGAINST") to be approved. Abstentions and, if applicable, broker non-votes are not counted as votes "FOR" or "AGAINST" this proposal; therefore, they will have no effect on the outcome of the vote on this proposal.

Proposal 3 – Approval of an Amendment to the 2010 Non-Employee Director Incentive Plan. This proposal requires an affirmative "FOR" vote of a majority of the votes cast (i.e., of the votes "FOR" or "AGAINST") to be approved. In accordance with NYSE listing requirements, approval of the Amendment to the 2010 Non-Employee Director Incentive Plan requires an affirmative vote of the holders of a majority of the shares of Common Stock cast on such proposal, in person or by proxy, provided the total vote cast on the proposal represents more than 50% of the outstanding shares of common stock entitled to vote on the proposal. Votes "for" and "against" and abstentions count as votes cast, while broker non-votes do not count as votes cast. All outstanding shares, including broker non-votes, count as shares entitled to vote. Thus, the total sum of votes "for," plus votes "against," plus abstentions, which is referred to as the "NYSE Votes Cast," must be greater than 50% of the total outstanding shares of our common stock. Once satisfied, the number of votes "for" the proposal must be greater than 50% of NYSE Votes Cast. Abstentions will have the effect of a vote against this proposal. Thus, broker non-votes can make it difficult to satisfy the NYSE Votes Cast requirement, and abstentions have the effect of a vote against this proposal.

Proposal 4 - Approval of Amendments to the 2011 Omnibus Incentive Plan. This proposal requires an affirmative "FOR" vote of a majority of the votes cast (i.e., of the votes "FOR" or "AGAINST") to be approved. In accordance with NYSE listing requirements, approval of the Amendments to the 2011 Omnibus Incentive Plan requires an affirmative vote of the holders of a majority of the shares of common stock cast on such proposal, in person or by proxy, provided the total vote cast on the proposal represents more than 50% of the outstanding shares of Common Stock entitled to vote on the proposal. Votes "for" and "against" and abstentions count as votes cast, while broker non-votes do not count as votes cast. All outstanding shares, including broker non-votes, count as shares entitled to vote. Thus, the total sum of votes "for," plus votes "against," plus abstentions, which is referred to as the "NYSE Votes Cast," must be greater than 50% of the total outstanding shares of our Common Stock. Once satisfied, the number of votes "for" the proposal must be greater than 50% of NYSE Votes Cast. Abstentions will have the effect of a vote against this proposal. Thus, broker non-votes can make it difficult to satisfy the NYSE Votes Cast requirement, and abstentions have the effect of a vote against this proposal.

Proposal 5 – Ratification of Independent Auditors. This proposal requires an affirmative "FOR" vote of a majority of the votes cast (*i.e.*, of the votes "FOR" or "AGAINST") to be approved. Abstentions are not counted as votes "FOR" or "AGAINST" this proposal; therefore, they will have no effect on the outcome of the vote on this proposal.

13. What if I don't give specific voting instructions?

Stockholders of Record. If you are a stockholder of record and you:

- Indicate when voting by Internet or by telephone that you wish to vote as recommended by our Board of Directors; or
- Return a signed proxy card but do not indicate how you wish to vote;

then your shares will be voted in accordance with the recommendations of the Board of Directors on all matters presented in this proxy statement and as the proxy holders may determine in their discretion regarding any other matters properly presented for a vote at the meeting. If you indicate a choice with respect to any matter to be acted upon on your proxy card or voting instruction card, the shares will be voted in accordance with your instructions.

Beneficial Owners. If you hold shares beneficially in street name and do not provide your broker with voting instructions, your shares may constitute "broker non-votes" on certain proposals. Generally, broker non-votes occur on a non-routine proposal where a broker is not permitted to vote on that proposal without instructions from the beneficial owner, and instructions are not given. Broker non-votes are considered present at the Annual Meeting, but not as voting on a matter. Thus, broker non-votes are counted as present for purposes of determining the existence of a quorum, but are not counted for purposes of determining whether a matter has been approved. Thus, broker non-votes will not affect the outcome of the election of directors, approval of the Company's executive compensation or the ratification of the appointment of independent auditors. Broker non-votes may affect the outcome of the approval of the amendment to the 2010 Non-Employee Directors Incentive Plan and Approval of Amendments to the 2011 Omnibus Incentive Plan if broker non-votes cause less than a majority of the shares outstanding to be voted in favor of these matters.

Your broker will vote your street name shares at the Annual Meeting with respect to (i) the election of directors, (ii) approval of the Company's executive compensation, (iii) approval of the amendment to the 2010 Non-Employee Incentive Plan and (iv) approval of amendments to the 2011 Omnibus Incentive Plan *only* if you instruct your broker how to vote. You should instruct your broker how to vote. If you do not provide your broker with instructions, under the rules of the New York Stock Exchange, your broker will not be authorized to vote your street name shares with respect to Proposals 1, 2, 3 and 4.

Your broker, at his or her discretion, may vote your street name shares on the ratification of the independent auditors if you do not provide voting instructions.

Participants in the Matched Asset Plan (MAP) If you participate in the MAP, you will receive a voting instruction form for all shares you may vote under the plan. Under the terms of the MAP, the MAP trustee votes all shares held in the CSC Stock Fund, but each participant in the MAP may direct the trustee how to vote the shares of Company common stock allocated to his or her account. The MAP trustee, subject to the exercise of its fiduciary duties, will vote all unallocated shares of common stock held by the MAP and all allocated shares for which no timely voting instructions are received in the same proportion as shares for which it has received valid voting instructions. **The deadline for returning your voting instructions to the MAP trustee is 11.59 p.m. Eastern Time on August 8, 2013.**

14. Can I change my vote after I voted?

Yes. Even if you voted by telephone or on the Internet or if you requested paper proxy materials and signed the proxy card or voting instruction card in the form accompanying this proxy statement, you retain the power to revoke your proxy or change your vote. You can revoke your proxy or change your vote at any time before it is exercised by giving written notice to the Corporate Secretary of CSC, specifying such revocation. You may change your vote by a later-dated vote by telephone or on the Internet or timely delivery of a valid, later-dated proxy or by voting by ballot at the Annual Meeting. However, please note that if you would like to vote at the Annual Meeting and you are not the stockholder of record, you must request, complete and deliver a legal proxy from your broker, bank or nominee.

15. What does it mean if I receive more than one Notice, proxy or voting instruction card?

It generally means your shares are registered differently or are in more than one account. Please provide voting instructions for all Notices, proxy cards and voting instruction cards you receive.

16. Are there other matters to be acted upon at the meeting?

The Company does not know of any matter to be presented at the Annual Meeting other than those described in this proxy statement. If, however, other matters are properly presented for action at the Annual Meeting, the proxy holders named in the proxy will have the discretion to vote on such matters in accordance with their best judgment.

17. Who is paying for the solicitation of proxies?

CSC is making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials and soliciting votes. Our officers and employees may, without any compensation other than the compensation they receive in their capacities as officers and employees, solicit proxies personally or by telephone, facsimile, e-mail or further mailings. We will, upon request, reimburse brokerage firms and others for their reasonable expense in forwarding proxy materials to beneficial owners of CSC stock. We have engaged the services of Morrow & Co., LLC, 470 West Avenue, Stamford, CT 06902, with respect to proxy soliciting matters at an expected cost of approximately $10,000 not including incidental expenses.

18. What if I have any questions about voting, electronic delivery or Internet voting?

Questions regarding voting, electronic delivery or Internet voting should be directed to Investor Relations at 800.542.3070 or e-mail address, investorrelations@csc.com.

HOW DO I VOTE?

Your vote is important. You may vote on the Internet, by telephone, by mail or by attending the Annual Meeting and voting by ballot, all as described below. The Internet and telephone voting procedures are designed to authenticate stockholders by use of a control number and to allow you to confirm that your instructions have been properly recorded. If you vote by telephone or on the Internet, you do not need to return your Notice, proxy card or voting instruction card. Telephone and Internet voting facilities are available now and will be available 24 hours a day until 11:59 p.m., Eastern Time, on August 12, 2013.

Vote on the Internet

If you have Internet access, you may submit your proxy by following the instructions provided in the Notice, or if you requested printed proxy materials, by following the instructions provided with your proxy materials and on your proxy card or voting instruction card. On the Internet voting site, you can confirm that your instructions have been properly recorded. If you vote on the Internet, you can also request electronic delivery of future proxy materials.

Vote by Telephone

You can also vote by telephone by following the instructions provided on the Internet voting site, or if you requested printed proxy materials, by following the instructions provided with your proxy materials and on your proxy card or voting instruction card.

Vote by Mail

If you elected to receive printed proxy materials by mail, you may choose to vote by mail by marking your proxy card or voting instruction card, dating and signing it, and returning it to Broadridge Financial Solutions, Inc. in the postage-paid envelope provided. If the envelope is missing, please mail your completed proxy card or voting instruction card to CSC, c/o Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, New York 11717. Please allow sufficient time for mailing if you decide to vote by mail.

Voting at the Annual Meeting

The method or timing of your vote will not limit your right to vote at the Annual Meeting if you attend the Annual Meeting and vote in person. However, if your shares are held in the name of a bank, broker or other nominee, you must obtain a legal proxy, executed in your favor, from the holder of record to be able to vote at the Annual Meeting. You should allow yourself enough time prior to the Annual Meeting to obtain this proxy from the holder of record.

The shares voted electronically, by telephone or represented by the proxy cards received, properly marked, dated, signed and not revoked, will be voted at the Annual Meeting.

CORPORATE GOVERNANCE

CSC is committed to maintaining the highest standards of corporate governance, which we believe is essential for sustained success and long-term stockholder value. In light of this goal, the Board oversees, counsels and directs management in the long-term interests of the Company and our stockholders. The Board's responsibilities include, but are not limited to:

- overseeing the management of our business and the assessment of our business risks;
- overseeing the processes for maintaining integrity with regard to our financial statements and other public disclosures, and compliance with law and ethics;
- reviewing and approving our major financial objectives and strategic and operating plans, and other significant actions; and
- overseeing our talent management and succession planning.

The Board discharges its responsibilities through regularly scheduled meetings as well as through telephonic meetings, action by written consent and other communications with management as appropriate. CSC expects directors to attend all meetings of the Board and the Board committees upon which they serve, and all annual meetings of the Company's stockholders at which they are standing for election or re-election as directors. During the fiscal year ended March 29, 2013 ("Fiscal Year 2013" or "Fiscal 2013"), the Board held 8 meetings. During Fiscal 2013, the Audit Committee held 11 meetings, the Compensation Committee held 11 meetings, the Nominating/Corporate Governance Committee held 9 meetings and the Executive Committee held 2 meetings. No director attended fewer than 75% of the aggregate of (1) the total number of meetings of the Board, and (2) the total number of meetings held by all committees of the board on which he or she served during Fiscal 2013. Each of the directors then serving attended the 2012 Annual Meeting of Stockholders.

In Fiscal 2013, an independent consulting firm assisted the Board in evaluating its performance. The effectiveness of each individual director who is standing for re-election was also considered.

Governance is a continuing focus at CSC, starting with the Board and extending to all employees. In this section, we describe some of our key governance policies and practices. In addition, we solicit feedback from our stockholders on governance and executive compensation practices and engage in discussions with various groups and individuals on governance issues and improvements.

Corporate Governance Guidelines

The Board has long adhered to governance principles designed to assure excellence in the execution of its duties and regularly reviews the Company's governance policies and practices. These principles are outlined in CSC's Corporate Governance Guidelines (the "Guidelines"), which, in conjunction with our Amended and Restated Articles of Incorporation ("Articles of Incorporation"), Amended and Restated Bylaws ("Bylaws"), Code of Business Conduct ("Code of Conduct"), Board committee charters and related policies, form the framework for the effective governance of CSC.

The full text of the Guidelines, the charters for each of the Board committees, the Code of Conduct, the Equity Grant Policy, the Related Party Transactions Policy and Clawback Policy are available on CSC's Website, www.csc.com, under "Corporate Governance." These materials are also available in print to any person, without charge, upon request, by calling 800.542.3070 or writing to:

Investor Relations
CSC
3170 Fairview Park Drive
Falls Church, Virginia 22042

Board Leadership Structure

Mr. Rodney F. Chase, serves as the Chairman of our Board of Directors. Our independent directors determined that it is in the best interests of the stockholders of the Company to separate the roles of Chairman and CEO after thoughtful and rigorous consideration of its governance structure. Separating the roles of Chairman and CEO creates clear and unambiguous lines of authority. This strong counter balancing structure allows the Board to focus on corporate governance and oversight and the CEO to focus on the Company's business.

Board Leadership Structure

- Separation of Chairman and CEO roles
- Non-executive Chairman of the Board, Rodney F. Chase
- Strong Committee Chairs
- Active engagement by all nine Directors, including 8 independent Directors

The Board believes that this structure provides effective oversight of management.

CSC's governance processes include executive sessions of the independent directors before and after every board meeting, annual evaluations by the independent directors of the CEO's performance, succession planning, annual Board and committee self assessments and the various governance processes contained in the Guidelines and the Board committee charters.

Director Independence

Independent Directors. The Board assesses the independence of our directors and examines the nature and extent of any relations between the Company and our directors, their families and their affiliates. The Guidelines provide that a director is "independent" if he or she satisfies the New York Stock Exchange ("NYSE") requirements for director independence (as set forth in Appendix A) and the Board of Directors affirmatively determines that the director has no material relationship with CSC (either directly, or as a partner, stockholder or officer of an organization that has a relationship with CSC). In Fiscal 2013, the Board determined that, with the exception of our CEO, each of the remaining eight directors – Irving W. Bailey, II, David J. Barram, Stephen L. Baum, Erik Brynjolfsson, Rodney F. Chase, Judith R. Haberkorn, Chong Sup Park and Lawrence A. Zimmerman – is independent.

Independent Director Meetings. The non-management directors regularly meet in executive session prior to the commencement and/or after the conclusion of each regularly scheduled Board meeting, and meet at such additional times as they may determine.

Committee Independence Requirements. All members serving on the Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee must be independent as defined by the Guidelines. In addition, Audit Committee members must meet heightened independence criteria under the rules and regulations of the NYSE and the SEC relating to audit committees and each Compensation Committee member must be a "non-employee director" pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") and an "outside director" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code").

Oversight of Risk Management

We believe our Board leadership structure supports a risk-management process in which senior management is responsible for our day-to-day risk-management processes and the Board provides oversight of our risk management. As part of its oversight responsibility, the Board oversees and maintains the Company's governance and compliance processes and procedures to promote high standards of responsibility, ethics and integrity.

Management Role. In order for the Company to identify and mitigate the Company's risk exposures, the Company has established an Enterprise Risk Management ("ERM") function to (i) identify risks in the strategic, operational, financial reporting and compliance domains, for the Company as a whole, as well as for each operating unit, and (ii) evaluate the effectiveness of existing mitigation strategies. The ERM function reports to the CFO, and coordinates and reviews assessments of internal processes and controls for ongoing compliance with internal policies and legal regulatory requirements. The ERM function periodically reports potential areas of risk to the Board and its committees.

During Fiscal 2013, CSC has centralized ownership of our enterprise risk, issue, and opportunity management framework under a single executive. We are developing and deploying globally consistent processes, definitions, and tools to proactively address operational, financial, compliance and strategic risks, issues, and opportunities.

Board Role. The Board has overall responsibility for oversight of risk and assesses our strategic and operational risks throughout the year on an ongoing basis. Senior management regularly report on the opportunities and risks faced by the Company in the markets in which the Company conducts business.

Committee Role. In fulfilling its oversight role, the Board delegates certain risk management oversight responsibility to the Board's committees. The committees meet regularly and report any significant issues and recommendations discussed during the committee meetings to the Board. Specifically, each committee fulfills the following oversight roles:

- The Audit Committee oversees risks related to accounting, financial reporting processes and internal controls, of the Company as well as reviews the Company's policies and practices with respect to risk assessment and risk management. During the Audit Committee review, the Committee discusses the Company's major risk exposures and the steps that have been taken to monitor and control such exposures with management and meets separately with management, internal auditors and independent auditors. The Audit Committee reports the results of its review to the Board.
- The Compensation Committee monitors the risks associated with succession planning and leadership development as well as compensation plans, including evaluating the effect that the Company's executive and sales compensation plans may have on decision making.
- The Nominating/Corporate Governance Committee monitors the risks related to the Company's governance structure and process. The Nominating/Corporate Governance Committee is responsible for developing and implementing a director evaluation program to measure the individual and collective performance of directors and the fulfillment of their responsibilities to our stockholders, including an assessment of the Board's compliance with applicable corporate governance requirements and identification of areas in which the Board might improve its performance. The Nominating Committee also is responsible for developing and implementing an annual self-evaluation process for the Board designed to assure that directors contribute to our corporate governance and to our performance. These tasks are accomplished in part through our annual Board evaluation.

Compensation and Risk

During Fiscal 2013, CSC management reviewed its executive and non-executive (non-sales) compensation programs and also undertook a comprehensive global review of its sales force incentive compensation programs. Management determined that none of its compensation programs encourages or creates unnecessary risk taking, and none is reasonably likely to have a material adverse effect on the Company. In conducting this assessment, CSC inventoried its executive, non-executive and sales plans and programs and analyzed the components and design features of these programs in the context of risk mitigation. A summary of the findings of the assessment was provided to the Compensation Committee and the Board. Overall, CSC concluded that (1) CSC's executive compensation programs provide a mix of awards with performance criteria and design features that mitigate excessive risk taking; (2) non-executive employee (non-sales) arrangements are primarily fixed compensation (salary and benefits) with limited incentive opportunity and do not encourage excessive risk taking; and (3) sales force compensation has been more closely aligned to total contract value. In Fiscal 2014, the Company is undertaking to further align its annual incentive compensation plans and its sales compensation plans to support the Company's overall turnaround strategy.

Equity Ownership Guidelines

Under stock ownership guidelines adopted by the Board, Board members, other than the CEO, have an equity ownership requirement of five times their annual retainer to be achieved over a three-year period. Restricted stock units, as well as directly held shares, are taken into account for purposes of determining whether requirements have been met. Stock ownership guidelines for the executive officers, including the CEO, are described under "Compensation Discussion and Analysis – Additional Compensation Policies - Equity Ownership Guidelines."

Talent Management and Succession Planning

The Company's Compensation Committee and Board are actively engaged and involved in succession planning and talent management and they engage annually in a review of succession plans in August. The annual review focuses on emerging talent and key positions at the executive officer and operating unit leadership level that are important to the execution of the Company's strategic priorities and are critical to achieving the Company's business goals. The Compensation Committee is also updated on issues relating to the overall workforce such as diversity, health and welfare benefits, performance management, turnover, attrition and engagement.

Director Education

The Board recognizes the importance of its members keeping current on Company and industry issues and their responsibilities as directors. All new directors attend orientation training soon after being elected to the Board. Also, the Board encourages attendance at continuing education programs for Board members, which may include internal strategy or topical meetings, third-party presentations, and externally-offered programs.

Oversight of Related Party Transactions

The Company has adopted a written policy requiring the approval of the Nominating/Corporate Governance Committee of all transactions in excess of $120,000 between the Company and any related person ("Interested Transactions"). For the purposes of this policy, a related person is any person who was in any of the following categories at any time during Fiscal 2013:

- A director or executive officer of the Company;
- Any nominee for director;
- Any immediate family member of a director or executive officer, or of any nominee for director. Immediate family members are any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of such director, executive officer or nominee for director, and any person (other than a tenant or employee) sharing the household of such director, executive officer or nominee for director; and
- Any person who was in any of the following categories when a transaction in which such person had a direct or indirect material interest occurred or existed:
    - Any beneficial owner of more than 5% of the Company's common stock; or
    - Any immediate family member of any such beneficial owner, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of such security holder, and any person (other than a tenant or employee) sharing the household of such security holder.

A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

In determining whether to approve an interested transaction, the Nominating/Corporate Governance Committee will take into account, among other factors it deems appropriate, whether the interested transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party's interest in the transaction. No director will participate in any discussion or approval of an interested transaction for which he or she (or an immediate family member) is a related party, except that the director will provide all material information concerning the interested transaction to the Nominating/Corporate Governance Committee.

There have been no transactions since March 31, 2012 (*i.e.*, the first day of Fiscal 2013), nor are there any currently proposed transactions, in which the Company was or is to be a participant and the amount involved exceeds $120,000, which required the approval of the Nominating/Corporate Governance Committee under the Company's interested transaction policy or in which any related person had, has or will have a direct or indirect material interest and which is required to be disclosed under applicable SEC rules.

Code of Ethics and Standards of Conduct

CSC is committed to high standards of ethical conduct and professionalism, and our Code of Business Conduct (the "Code of Conduct") confirms our commitment to ethical behavior in the conduct of all CSC activities and reflects our CLEAR values. The Code of Conduct applies to all directors, all officers (including our CEO, Chief Financial Officer ("CFO") and Chief Accounting Officer ("CAO")) and employees of CSC and it sets forth our policies and expectations on a number of topics including avoiding conflicts of interest, confidentiality, insider

trading, protection of CSC and customer property and providing a proper and professional work environment. We maintain a worldwide toll-free and internet-based helpline, the CSC OpenLine, which employees can use to communicate any ethics-related concerns, and we provide training on ethics and compliance topics for all employees. The CSC OpenLine is administered by a third-party provider. The ethics and compliance function resides in the Ethics and Compliance Office and is managed by CSC's Chief Ethics and Compliance Officer.

In Fiscal 2013, there were no waivers of any provisions of the Code of Conduct for the CEO, CFO or CAO. In the event the Company amends or waives any of the provisions of the Code of Conduct applicable to our CEO, CFO and CAO that relates to any element of the definition of "code of ethics" enumerated in Item 406(b) of Regulation S-K under the 1934 Act, the Company intends to disclose these actions on the Company website.

Board Diversity

The Company's policy on Board diversity is set forth in the Guidelines, which provide that Board membership should reflect diversity in many respects, by including, for example, persons diverse in geography, gender and ethnicity. In addition, the Nominating/Corporate Governance Committee seeks to maintain a mix of individuals who possess experience in the sectors in which the Company operates, such as international business, technology, health care, government service and public policy, as well as those having backgrounds as executives in operations, finance, accounting, marketing and sales. The Nominating/Corporate Governance Committee deems this policy to be effective.

Mandatory Retirement of Directors

Under our Bylaws, directors must retire by the close of the first annual meeting of stockholders held after they reach age 72, unless the Board determines that it is in the best interests of CSC and its stockholders for the director to continue to serve until the close of a subsequent annual meeting. Pursuant to the Bylaws, Irving W. Bailey, II and Stephen L. Baum are retiring from the Board effective at the 2013 Annual Meeting.

Resignation of Employee Directors

Under the Guidelines, the CEO must offer to resign from the Board when he or she ceases to be a CSC employee.

Communicating with the Board or the Chairman

Stockholders and other interested parties may communicate with the Board, individual directors, the non-management directors as a group, or with the non-executive Chairman, by writing in care of the Corporate Secretary, Computer Sciences Corporation, 3170 Fairview Park Drive, Falls Church, Virginia 22042. The Corporate Secretary reviews all submissions and forwards to members of the Board all appropriate communications that in his judgment are not offensive or otherwise objectionable and do not constitute commercial solicitations.

BOARD STRUCTURE AND COMMITTEE COMPOSITION

As of the date of this proxy statement, the Board has nine directors and four standing committees: the Audit Committee, the Compensation Committee, the Nominating/Corporate Governance Committee and the Executive Committee.

Each director serving on the Audit Committee, Compensation Committee or Nominating/Corporate Governance Committee must be independent. A majority of the members of the Executive Committee are independent. In addition:

- Each Audit Committee member must meet heightened independence criteria under the rules and regulations of the NYSE and the SEC relating to audit committees, and must be financially literate. No member of the Audit Committee may simultaneously serve on the audit committees of more than three other public companies unless the Board determines that such simultaneous service would not impair the member's ability to effectively serve on the Audit Committee. One member of the Audit Committee serves on three other public company audit committees. The Board has determined that such simultaneous service does not impair the ability of the members of the Audit Committee who serve on the other public company audit committees to effectively serve in their CSC Audit Committee roles.

- Messrs. Barram, Baum and Zimmerman each qualifies as an "audit committee financial expert", for purposes of the rules of the SEC, and all members of the Committee are financially literate. Mr. Baum is retiring from the Board effective at the Annual Meeting. Brian P. MacDonald, a nominee for election to the Board at the Annual Meeting, has extensive experience in corporation finance and accounting, including as former Chief Financial Officer at Sunoco, Inc. and Dell, Inc. If elected, Mr. MacDonald is expected to serve on the Company's Audit Committee.

- Each Compensation Committee member must be a "non-employee director" for purposes of Rule 16b-3 promulgated under the Exchange Act and an "outside director" for purposes of Section 162(m) of the Internal Revenue Code. The Board has determined that each committee member satisfies all applicable requirements for membership on that committee.

- The current committee membership, the number of meetings during the last fiscal year and the function of each of the standing committees are described below.

Audit Committee

Committee	*Current Members*	*Primary Responsibilities*	*Number of Fiscal 2013 Meetings*
Audit	Lawrence A. Zimmerman (Chairman) David J. Barram Stephen L. Baum Erik Brynjolfsson Rodney F. Chase, ex-officio	➢ Oversees financial reporting, accounting, control and compliance matters. ➢ Appoints and evaluates the independent auditor. ➢ Reviews with the internal and independent auditors the scope, results and adequacy of their audits and effectiveness of internal controls. ➢ Reviews material financial disclosures. ➢ Pre-approves all audit and permitted non-audit services. ➢ Annually reviews the Company's compliance programs and receives regular updates about compliance matters. ➢ Annually reviews the Company's disclosure controls and procedures. ➢ Reviews, and makes recommendations to the Board about related person transactions.	11

Anyone with questions or complaints regarding accounting, internal accounting controls or auditing matters may communicate them to the Audit Committee by calling CSC's Open Line available at http://www.cscopenline.ethicspoint.com. Calls may be confidential or anonymous. All such questions and complaints will be forwarded to the Audit Committee for its review and will be simultaneously reviewed and addressed under the direction of the Vice President, Internal Audit. The Audit Committee may direct special treatment, including the retention of outside advisors, for any concern communicated to it. The Code of Conduct prohibits retaliation against CSC employees for any report or communication made in good faith through the Open Line.

Compensation Committee

Committee	*Current Members*	*Primary Responsibilities*	*Number of Fiscal 2013 meetings*
Compensation	Judith R. Haberkorn (Chairman) Irving W. Bailey, II Chong Sup Park Rodney F. Chase, ex-officio	➢ Approves and recommends full Board approval of the CEO's compensation based upon an evaluation of his performance by the independent directors. ➢ Reviews and approves senior management's compensation and approves compensation guidelines for all other officers. ➢ Administers incentive and equity compensation plans and, in consultation with senior management, approves compensation policies. ➢ Reviews executive compensation disclosures and the annual compensation risk assessment.	11

Compensation Committee Interlocks and Insider Participation. None of the members of the Compensation Committee was at any time during Fiscal 2013, or at any other time, one of our officers or employees. No executive officer of the Company served or serves on the compensation committee or board of any company that employed or employs any member of the Compensation Committee or Board. For information regarding certain related party transactions, see "Oversight of Related Party Transactions."

Nominating/Corporate Governance Committee

Committee	***Current Members***	***Primary Responsibilities***	***Number of Fiscal 2013 meetings***
Nominating/ Corporate Governance	David J. Barram (Chairman) Stephen L. Baum Erik Brynjolfsson Judith R. Haberkorn Rodney F. Chase, ex-officio	➢ Monitors the Board's structure and operations. ➢ Sets criteria for Board membership. ➢ Searches for and screens candidates to fill Board vacancies and recommends candidates for election. ➢ Evaluates Director and Board performance and assesses Board composition and size. ➢ Evaluates the Company's corporate governance process. ➢ Recommends to the Board whether to accept the resignation of incumbent Directors that fail to be re-elected in uncontested elections.	9

Executive Committee

Committee	***Current Members***	***Primary Responsibilities***	***Number of Fiscal 2013 meetings***
Executive	J. Michael Lawrie (Chairman) David J. Barram Rodney F. Chase	➢ Assists the CEO in making decisions on how best to progress the strategy set by the Board between Board meetings. ➢ Assists in time sensitive decision-making to achieve strategic objectives. ➢ Assists in implementation of strategy set by the Board.	2

DIRECTOR COMPENSATION

Mr. Lawrie, as CEO and an employee director, does not receive any separate compensation for his Board activities. The following table sets forth the annual retainer and attendance fees paid to our non-employee directors. On August 7, 2012 the retainers and fees paid to our non-management directors were amended as set forth below.

Fiscal 2013 Director Retainers and Fees

Annual Retainer[1]	$90,000
Annual Equity Award[2]	$135,000
Non-Executive Chairman Retainer[1]	$150,000
Audit Committee Chairman Retainer[1]	$20,000
Compensation Committee Chairman Retainer[1]	$15,000
Nominating/Corporate Governance Committee Chairman Retainer[1]	$10,000
Committee Member Retainer[1]	$10,000
Additional Meeting Attendance Fee[1,3]	$2,500 per meeting

1. Amounts payable in cash may be deferred pursuant to the Company's Deferred Compensation Plan, which is described further below in this proxy statement.

2. Restricted stock unit awards vest in full at the 2013 Annual Meeting and are automatically redeemed for CSC stock and dividend equivalents (plus interest) when a CSC director ceases to serve on the Board, either in a lump sum or in annual installments over periods of 5, 10 or 15 years, at the director's election. In addition, restricted stock units vest in full upon a change in control of the Company.

3. For meetings, special projects and assignments involving travel, once a Director has exceeded (i) an aggregate of 8 Board meetings, projects and assignments or (ii) an aggregate of Committee meetings, projects and assignments equal to 6 times the number of Committees on which the Director serves.

The following table sets forth for each of the non-management directors certain information with respect to compensation earned in Fiscal 2013.

Name (a)	Fees Earned[1] or Paid in Cash (b)	Stock Awards[2] (c)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[3] (f)	All Other Compensation (g)	Total (h)
Irving W. Bailey, II	$ 99,870	$135,063	$45,571	$ –	$280,504
David J. Barram	134,402	135,063	–	–	269,465
Stephen L. Baum	106,337	135,063	31,801	–	273,201
Erik Brynjolfsson	106,870	135,063	634	–	242,567
Rodney F. Chase[4]	154,000	351,217	–	–	505,217
Judith R. Haberkorn	120,038	135,063	–	–	255,101
F. Warren McFarlan	35,196	–	5,301	44,475	84,972
Chong Sup Park	105,168	135,063	11,234	–	251,465
Thomas H. Patrick	35,196	–	–	34,886	70,082
Lawrence A. Zimmerman	84,853	135,063	–	–	219,916

1. Column (b) reflects all cash compensation earned during Fiscal 2013, whether or not payment was deferred pursuant to the Deferred Compensation Plan.

2. Each Non-Employee Director as of the close of the Company's 2012 Annual Meeting of Stockholders on August 7, 2012, received 4,300 Restricted Stock Units ("RSUs") determined by (i) dividing $135,000 by the closing price of $31.41 of the Company's Common Stock on the New York Stock Exchange Composite Tape on the grant date of August 13, 2012 and (ii) rounding the result to the nearest multiple of 100. Column (c) reflects the grant date fair value computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 – Compensation – Stock Compensation ("FASB ASC Topic 718") in connection with the RSUs granted on August 13, 2012 to our directors then serving. For a discussion of the assumptions made in the valuation of RSUs, reference is made to the section of Note 1 of the Consolidated Financial Statements in the Company's 2013 Annual Report filed on Form 10-K providing details of the Company's accounting under FASB ASC Topic 718. The aggregate number of stock awards outstanding for each director at fiscal year-end are as follows:

Name	Aggregate Stock Awards Outstanding as of March 29, 2013
Irving W. Bailey, II	35,352
David J. Barram	24,700
Stephen L. Baum	32,419
Erik Brynjolfsson	10,200
Rodney F. Chase	39,540
Judith R. Haberkorn	18,600
Chong Sup Park	19,300
Lawrence A. Zimmerman	4,300

3. Column (f) reflects that portion of the interest credited to the director during Fiscal Year 2013 under the Deferred Compensation Plan, which for the period through December 31, 2012, is considered to be at above-market rates pursuant to SEC rules. Effective January 1, 2013, in a change to align to market practice, each director is required to select from among four notional investment options that are available to employee 401(k) participants, and deferred amounts are credited with earnings based on the participant's investment choices. The non-management directors do not have a pension plan.

4. In Fiscal 2012, the Board, on the recommendation of the Compensation Committee, approved a new compensation arrangement for Rodney F. Chase, who assumed the role of non-executive Chairman of the Board for a two-year term. The annual compensation is as follows: a $150,000 cash retainer, an award of restricted stock units granted effective May 22, 2012, having a value of $250,000 and a discretionary award of restricted stock units having a value of $100,000 for Fiscal Year 2013.

PROPOSAL 1 - ELECTION OF DIRECTORS

Our Board of Directors has nominated nine persons for election as directors at the 2013 Annual Meeting to hold office until their successors have been elected and qualified. Under our Bylaws, directors must retire by the close of the first annual meeting of stockholders held after they reach age 72, unless the Board determines that it is in the best interests of CSC and its stockholders for the director to continue to serve until the close of a subsequent annual meeting. Under this mandatory retirement provision of the Bylaws, Messrs. Bailey and Baum are retiring from the Board effective at the Annual Meeting. The Board wishes to thank Messrs. Bailey and Baum for the valuable contributions they made to CSC throughout their tenure.

Directors are elected by a majority vote in uncontested elections; therefore, each director nominee must receive a majority of the votes cast with respect to such nominee at the Annual Meeting (the number of "FOR" votes must exceed the number of "AGAINST" votes). In accordance with the Guidelines, if an incumbent director nominee fails to receive the requisite number of votes, such director nominee shall promptly tender his or her resignation for consideration by the Nominating/Corporate Governance Committee.

It is intended that the accompanying proxy, if executed and returned with no voting instructions indicated, will be voted for the election to the Board of the nine director nominees named in this proxy statement.

Director Nomination Process

The Nominating/Corporate Governance Committee is responsible for reviewing and assessing with the Board the appropriate skills, experience, and background sought for Board members in the context of our business and then-current membership on the Board. This assessment of Board skills, experience, and background includes numerous diverse factors including independence, experience, age and gender and ethnic diversity. In addition, the Board believes that current and potential directors collectively should possess the following mix of skills and attributes:

- Professional and personal ethics and values
- Senior level management or operations experience
- Government and public policy experience
- Experience in major academic institution
- Public company governance experience
- International business experience
- Financial literacy and expertise
- Experience in areas of CSC's business
- Independence

In evaluating potential director nominees, the Nominating/Corporate Governance Committee considers each of these attributes. The Committee then considers the contribution they would make to the quality of the Board's decision making and effectiveness.

The Nominating/Corporate Governance Committee will also consider potential director candidates recommended by stockholders as described under "Business for 2014 Annual Meeting" at the end of this Proxy Statement. The Committee has retained from time to time third-party search firms to identify qualified director candidates and to assist the Committee in evaluating candidates that have been identified by others.

2013 Director Nominees

The biographies of each of the nominees below contains information as of the date of this proxy statement regarding the person's service as a director, director positions held currently or at any time during the last five years and skills, experience and qualifications that led to the conclusion that such person should serve as one of our directors.

Each of the nominees has a strong reputation and experience in areas relevant to the strategy and operations of the Company's businesses, particularly industries and growth segments that the Company serves, such as technology, financial services, international business and government, as well as key geographic markets where it operates. Each of the nominees holds or has held senior executive positions in large, complex organizations or has relevant operating experience or experience in a major academic institution. In these positions, they have also gained experience in core management skills, such as strategic and financial planning, public company financial reporting, corporate governance, risk management, thought leadership, executive management and leadership development. Many of our directors also have experience serving on boards of directors and board committees of other public companies.

The Board also believes that each of the nominees has other key attributes that are important to an effective board: integrity and demonstrated high ethical standards, sound judgment, analytical skills, the ability to engage management and each other in a constructive and collaborative fashion, diversity of origin, background, experience and thought, and the commitment to devote significant time and energy to service on the Board and its Committees. A chart summarizing the attributes and skills of the Board as a whole is set forth further below.



David J. Barram
Age: 69
Director Since: 2004

CSC Committees:
- Audit
- Nominating/Corporate Governance (Chair)
- Executive

Private Directorships:
- Mobibucks Corporation

Mr. Barram is director of Mobibucks Corporation, a provider of an alternate payment system and electronic loyalty card and coupon system. Prior to his service as director, Mr. Barram served as Chief Executive Officer of Mobibucks from 2006 to 2007 and Administrator of the U.S. General Services Administration, retired as of 2000. Mr. Barram also served as a director of Pope & Talbot, Inc., from 2001 to 2008, and NetIQ Corporation, from 2002 to 2006. He was also chairman of Mobibucks from 2007 to 2012.

Skills and Qualifications:
- **Senior Level Management Experience:** Former Chief Financial Officer of Silicon Graphics and Apple Computer
- **Government and Public Policy Experience:** Former Administrator of the U.S. General Services Administration
- **Experience in CSC's Business Areas:** Extensive executive experience in the technology sector
- **Financial Literacy:** Former Chief Financial Officer of two public companies

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Erik Brynjolfsson
Age: 51
Director Since: 2010

CSC Committees:
- Audit
- Nominating/Corporate Governance

Dr. Brynjolfsson is the Schussel Family Professor at the MIT Sloan School. Dr. Brynjolfsson also serves as the director of the MIT Center for Digital Business, since 2002, a research associate at the National Bureau of Economic Research, since 2006, and the Chairman of the MIT Sloan Management Review, since 2007. Dr. Brynjolfsson lectures worldwide on technology strategy, productivity and intangible assets. Dr. Brynjolfsson served as a director of CSK Corporation from 2006 to 2008.

Skills and Qualifications:
- **Public Company Governance Experience:** Experience as a director of a public company in addition to CSC
- **Major Academic Institution Experience:** Professor at the MIT Sloan School; director of the MIT Center for Digital Business
- **Experience in CSC's Business Areas:** Internationally recognized expert in technology strategy, productivity and intangible assets and director of the MIT Center for Digital Business



Rodney F. Chase,
Non-executive Chair
Age: 70
Director Since: 2001

CSC Committees:
- Audit (ex officio)
- Nominating/Corporate Governance (ex officio)
- Compensation (ex officio)
- Executive

Public Directorships:
- Tesoro Corporation
- Genel Energy Ltd
- Hess Corporation

Mr. Chase assumed the role of non-executive Chairman of the Board of CSC on March 19, 2012. He served as non-executive chairman of Petrofac Ltd., a provider of facilities solutions to the oil and gas industry, from 2005 to 2011. He is also the former Deputy Group Chief Executive and Managing Director of BP p.l.c., an oil and gas company, serving from 1992 to 2003. Mr. Chase served as Deputy Chairman of Tesco p.l.c., from 2002 to 2010, a director of Nalco Company from 2005 to 2011 and a director of Tesoro Corporation since 2005. He has served as non-executive Chairman of Genel Energy Ltd since 2011. He has also served as a director of Hess Corporation since 2013.

Skills and Qualifications:
- **Senior Level Management Experience:** Former Deputy Chief Executive and Managing Director of a major worldwide public company
- **Public Company Governance Experience:** Experience as a director in four other public companies in addition to CSC
- **International Business Experience:** Extensive chief executive and operational experience in a major international energy company
- **Experience in CSC's Business Areas:** Extensive experience in the energy industry



Judith R. Haberkorn
Age: 66
Director Since: 2007

CSC Committees:
- Compensation (Chair)
- Nominating/Corporate Governance

Ms. Haberkorn was the President of Consumer Sales and Service of Verizon Communications (formerly Bell Atlantic), a provider of broadband, wireline and wireless communications for business, government and consumers, from 1998 to 2000. Ms. Haberkorn also served as a director of Express Jet Holdings, Inc. from 2006 to 2010, Armstrong World Industries from 1997 to 2010, Enesco Group, Inc. from 1993 to 2007 and MCI from 2003 to 2006.

Skills and Qualifications:
- **Senior Level Management Experience:** Former President of Consumer Sales and Service, Verizon Communications
- **Public Company Governance Experience:** Experience as a director of four public companies in addition to CSC
- **Experience in CSC's Business Areas:** Extensive branding, sales, marketing and executive experience at Verizon, a major U.S. technology company

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Nancy Killefer
Age: 59
Director Nominee

Ms. Killefer is a Partner at McKinsey & Company, Inc., a global management consulting firm. She joined McKinsey in 1979 and has led the Public Sector Practice from 2006. From 1997 to 1999, Ms. Killefer served as Assistant Secretary for Management and Chief Financial Officer to the U.S. Department of Treasury. She rejoined McKinsey in 1999.

Skills and Qualifications:
- **Senior Level Management Experience:** Partner at global consulting firm
- **Experience in CSC's Business Areas:** Extensive experience as a partner in a global consulting firm and as a chief financial officer of a government agency
- **International Business Experience:** Extensive experience advising leaders of major international companies
- **Government and Public Policy Experience:** Former chief financial officer of the U.S. Department of Treasury



J. Michael Lawrie
Age: 60
Director Since: 2012

CSC Committees:
- Executive

Public Directorships
- Juniper Networks, Inc.

Mr. Lawrie became a member of the Board of Directors on February 7, 2012 and President and Chief Executive Officer of CSC on March 19, 2012. Prior to joining CSC, he served as Chief Executive Officer of UK-based Misys plc, a leading global IT solutions provider to the financial services industry, from November 2006 to March 2012. From 2008 to 2010, Mr. Lawrie also served as the Executive Chairman of Allscripts-Misys Healthcare Solutions, Inc., an industry leader in electronic health record solutions. Prior to that, Mr. Lawrie was a general partner with ValueAct Capital, a San Francisco-based private investment firm, from 2005 to 2006. He served as Chief Executive Officer of Siebel Systems, Inc., an international software and solutions company, from 2004 to 2005. Previously, Mr. Lawrie spent 27 years with IBM where he held various leadership positions, including Senior Vice President and Group Executive, responsible for sales and distribution of all IBM products and services worldwide; General Manager for operations in Europe, the Middle East and Africa; and General Manager of Industries for the Asia Pacific. Mr. Lawrie is the lead independent, non-executive Director of Juniper Networks, Inc., and is also a Trustee of Drexel University, Philadelphia.

Skills and Qualifications:

- **Senior Level Management Experience:** Former Chief Executive Officer of Misys plc and Siebel Systems, Inc. Former Executive Chairman of Allscripts-Misys Healthcare Solutions, Inc.
- **Public Company Governance Experience:** Experience as a former director of Allscripts-Misys Healthcare Solutions, Inc. and a director of Juniper Networks, Inc.
- **International Business Experience:** Extensive international experience as chief executive of a leading global IT solutions provider to the financial services industry
- **Experience in CSC's Business area:** Extensive experience in the IT sector



Brian Patrick MacDonald
Age: 47
Director Nominee

Public Directorships:

- Ally Financial Inc.

Brian MacDonald has served as President and Chief Executive Officer of ETP Holdco Corporation since October 2012. Prior to Energy Transfer Partners' acquisition of Sunoco, Inc., in October 2012, Mr. MacDonald served as Chairman, President and Chief Executive Officer of Sunoco, Inc., a leading logistics and retail company based in Philadelphia, PA.

Mr. MacDonald joined Sunoco in August 2009 as Senior Vice President and Chief Financial Officer. Prior to joining Sunoco, he was Chief Financial Officer for Dell's commercial business unit. Before becoming the commercial business unit's CFO in 2008, he served as Corporate Vice President and Treasurer and led Dell's mergers and acquisitions organization and global treasury group. Prior to joining Dell, Mr. MacDonald worked at General Motors Corporation and held a variety of positions in financial management, including Deputy CFO for Isuzu Motors Limited. From 1998 to 2000, he served as Treasurer of GM Canada.

Skills and Qualifications:

- **Senior Level Management Experience:** chief executive officer of a major energy company
- **Public Company Governance Experience:** Experience as a director in three other public companies in addition to CSC
- **International Business Experience:** Extensive chief executive and operational experience in major international public companies
- **Experience in CSC's Business Areas:** Extensive experience in the energy, manufacturing and IT industries
- **Financial Literacy:** Extensive experience in corporation finance and accounting, including as former Chief Financial Officer of a publicly traded worldwide energy company



Chong Sup Park
Age: 65
Director Since: 2007

CSC Committees:
- Compensation

Public Directorships:
- Seagate Technology

Dr. Park is the former Chairman and CEO of Maxtor Corporation, from 2004 to 2006, prior to its acquisition by Seagate Technology, a manufacturer and designer of hard disk drives. He also served as a director of Maxtor Corporation from 1994 to 2006 and has served as a director of Seagate Technology since 2006 and as Lead Independent Director since October 2011. From 2008 to 2013, Dr. Park has served as a director of Brooks Automation, Inc. He also served as a director of Ballard Power Systems Inc from 2007 to 2013 and Smart Modular Technologies, Inc. from 2004 to 2010. From 2011 to June 7, 2013, he also served as director of Enphase Energy Inc.

Skills and Qualifications:
- **Senior Level Management Experience:** Former chief executive officer of a worldwide computer products and components company
- **Public Company Governance Experience:** Experience as a director in several public companies other than CSC
- **International Business Experience:** Experience as a chief executive in a worldwide technology company
- **Experience in CSC's Business Areas:** Extensive experience in the technology industry at major corporations



Lawrence A. Zimmerman
Age: 70
Director Since: 2012

CSC Committees:
- Audit (Chair)

Public Directorships:
- Delphi Automotive, LLP
- Brunswick Corporation
- Flextronics International Ltd.

Mr. Zimmerman served as Vice Chairman from 2009 to 2011, as well as Executive Vice President and Chief Financial Officer from 2002 to 2011, of Xerox Corporation, a worldwide technology and document equipment company. From 1998 to 1999, he served as Chief Financial Officer of System Software Associates, a software company. Prior to that, he spent 32 years with IBM where he held various positions, including Vice President and Corporate Controller. Since 2009, Mr. Zimmerman has served as a director of Delphi Automotive. Since 2006, he has served as a director of Brunswick Corporation, and formerly served as a director of Stanley, Black & Decker, Inc. from 2005 to 2011. He has served as a director of Flextronics International Ltd. since 2012.

Skills and Qualifications:
- **Senior Level Management Experience:** Former Chief Financial Officer of Xerox Corporation, a worldwide technology, document equipment and services company
- **Public Company Governance Experience:** Experience as a director of three public companies other than CSC
- **International Business Experience:** Extensive experience as chief financial officer in major international public companies
- **Experience in CSC's Business Areas:** Extensive experience as a chief financial officer in a worldwide technology, document equipment and services company
- **Financial Literacy:** Extensive experience in corporation finance and accounting, including as former Chief Financial Officer of a publicly traded worldwide technology, document equipment and services company

Set forth below is a chart of the specific qualifications, attributes, skills and experience of the Board as a whole. While we look to each director or nominee to be knowledgeable in these areas, and "•" indicates that an item is a specific qualification, attribute, skill or experience that the director brings to the Board, the lack of a "•" for a particular item does not mean that the director or nominee does not possess that qualification, attribute, skill or experience:

Summary of Director Qualifications and Experience

	Barram	Brynjolfsson	Chase	Haberkorn	Killefer	Lawrie	MacDonald	Park	Zimmerman
Professional and Personal Ethics and Values is important given the critical role that ethics plays in the success of our business	•	•	•	•	•	•	•	•	•
Senior Level Management or Operations Experience signifies strong leadership qualities and an understanding of operating plans and strategies	•		•	•	•	•	•	•	•
Government and Public Policy Experience is relevant to the Company's role as a major government contractor	•				•				
Major Academic Institution Experience brings perspective regarding organizational management and academic research relevant to the Company's business		•							
Public Company Governance Experience supports our goals of strong accountability, transparency and protection of stockholder interests.	•	•	•	•		•	•	•	•
International Business Experience is important in understanding and reviewing our global business and strategy			•		•	•	•	•	•
Experience in CSC's Business Areas is relevant to an understanding of the industries served by the Company	•	•	•	•	•	•	•	•	•
Financial Literacy and Expertise is important in understanding and overseeing our financial reporting and internal controls	•	•	•	•	•	•	•	•	•
Independence is important to insure the effective oversight of management of the Company	•	•	•	•	•		•	•	•

The Board of Directors recommends a vote FOR each of its nine director nominees.

CERTAIN LITIGATION

As previously disclosed in fiscal 2012 and fiscal 2011, the Company initiated an investigation into out of period adjustments resulting from certain accounting errors in its MSS segment, primarily involving accounting irregularities in the Nordic region. Initially, the investigation was conducted by Company personnel, but outside Company counsel and forensic accountants retained by such counsel later assisted in the Company's investigation. On January 28, 2011, the Company was notified by the SEC's Division of Enforcement that it had commenced a formal civil investigation relating to these matters, which investigation has been expanded to other matters subsequently identified by the SEC, including matters specified in subpoenas issued to the Company from time to time by the SEC's Division of Enforcement as well as matters under investigation by the Audit Committee, as further described below. The Company is cooperating in the SEC's investigation.

On May 2, 2011, the Audit Committee commenced an independent investigation into the matters relating to the MSS segment and the Nordic region, matters identified by subpoenas issued by the SEC's Division of Enforcement, and certain other accounting matters identified by the Audit Committee and retained independent counsel to represent CSC on behalf of, and under the exclusive direction of, the Audit Committee in connection with such independent investigation. Independent counsel retained forensic accountants to assist with their work. Independent counsel also represents CSC on behalf of, and under the exclusive direction of, the Audit Committee in connection with the investigation by the SEC's Division of Enforcement.

The Audit Committee's investigation was expanded to encompass (i) the Company's operations in Australia, (ii) certain aspects of the Company's accounting practices within its Americas Outsourcing operation, and (iii) certain of the Company's accounting practices that involve the percentage-of-completion accounting method, including the Company's contract with the NHS. In the course of the Audit Committee's expanded investigation, accounting errors and irregularities were identified. As a result, certain personnel have been reprimanded, suspended, terminated and/or have resigned. The Audit Committee determined in August 2012 that its independent investigation was complete. The Audit Committee instructed its independent counsel to cooperate with the SEC's Division of Enforcement by completing production of documents and providing any further information requested by the SEC's Division of Enforcement.

In addition to the matters noted above, the SEC's Division of Enforcement is continuing its investigation involving its concerns with certain of the Company's prior disclosure and accounting determinations with respect to the Company's contract with NHS and the possible impact of such matters on the Company's financial statements for years prior to the Company's current fiscal year. The Company and the Audit Committee and its independent counsel are continuing to respond to SEC questions and to cooperate with the SEC's Division of Enforcement in its investigation of prior disclosures of the Company's contract with the NHS. The SEC's investigative activities are ongoing.

In addition, the SEC's Division of Corporation Finance has issued comment letters to the Company requesting, among other things, additional information regarding its previously disclosed adjustments in connection with the above-referenced accounting errors, the Company's conclusions relating to the materiality of such adjustments, and the Company's analysis of the effectiveness of its disclosure controls and procedures and its internal control over financial reporting. The SEC's Division of Corporation Finance's comment letter process is ongoing, and the Company is continuing to cooperate with that process.

The investigation being conducted by the SEC's Division of Enforcement and the review of our financial disclosures by the SEC's Division of Corporation Finance are continuing and could identify other accounting errors, irregularities or other areas of review. As a result, we have incurred and may continue to incur significant legal and accounting expenditures. We are unable to predict how long the SEC's Division of Enforcement's investigation will continue or whether, at the conclusion of its investigation, the SEC will seek to impose fines or take other actions against the Company. In addition, we are unable to predict the timing of the completion of the SEC's Division of Corporation Finance's review of our financial disclosures or the outcome of such review.

Publicity surrounding the foregoing or any enforcement action as a result of the SEC's investigation, even if ultimately resolved favorably for us, could have an adverse impact on the Company's reputation, business, financial condition, results of operations or cash flows. The Company is unable to estimate any possible loss or range of loss associated with these matters at this time.

Between June 3, 2011, and July 21, 2011, four putative class action complaints were filed in the United States District Court for the Eastern District of Virginia, entitled *City of Roseville Employee's Retirement System v. Computer Sciences Corporation, et al.* (No. 1:11-cv-00610-TSE-IDD), *Murphy v. Computer Sciences Corporation, et al.* (No. 1:11-cv-00636-TSE-IDD), *Kramer v. Computer Sciences Corporation, et al.* (No. 1:11-cv-00751-TSE-IDD) and *Goldman v. Computer Sciences Corporation, et al.* (No. 1:11-cv-777-TSE-IDD). On August 29, 2011, the four actions were consolidated as *In re Computer Sciences Corporation Securities Litigation* (No. 1:11-cv-610-TSE-IDD) and Ontario Teachers' Pension Plan Board was appointed lead plaintiff. A consolidated class action complaint was filed by plaintiff on September 26, 2011, and names as defendants CSC, Michael W. Laphen, Michael J. Mancuso and Donald G. DeBuck. A corrected complaint was filed on October 19, 2011. The complaint alleges violations of the federal securities laws in connection with alleged misrepresentations and omissions regarding the business and operations of the Company. Specifically, the allegations arise from the Company's disclosure of the Company's investigation into certain accounting irregularities in the Nordic region and its disclosure regarding the status of the Company's agreement with the NHS. Among other things, the plaintiff seeks unspecified monetary damages. The plaintiff filed a motion for class certification with the court on September 22, 2011, and the defendants filed a motion to dismiss on October 18, 2011. A hearing was held on November 4, 2011. On August 29, 2012, the court issued a Memorandum Opinion and Order granting in part and denying in part the motion to dismiss. The court granted the motion to dismiss with respect to the plaintiff's claims in connection with alleged misrepresentations and omissions concerning the Company's operations in the Nordic Region. The court granted in part and denied in part the motion to dismiss with respect to the plaintiff's claims in connection with alleged misrepresentations and omissions concerning the Company's internal controls and the Company's contract with the NHS. The court also granted the plaintiff leave to amend its complaint by September 12, 2012, and maintained the stay of discovery until the sufficiency of the amended complaint had been decided. The court further denied plaintiff's motion for class certification without prejudice. On September 12, 2012, the plaintiff filed a notice advising the Court that it had determined not to amend its complaint and renewed its motion for class certification. On September 21, 2012, the court issued an Order setting the hearing on the motion for class certification for October 12, 2012, directing the parties to complete discovery by January 11, 2013 and scheduling the final pretrial conference for January 17, 2013. On October 9, 2012, the defendants filed their answer to the plaintiff's complaint. On October 12, 2012, the hearing on the motion for class certification was rescheduled to November 1, 2012. On October 31, 2012, the parties filed a joint motion with the court requesting that the hearing on the motion for class certification be rescheduled to a later date. On November 1, 2012, the court issued an order setting the hearing for class certification for November 15, 2012. On November 30, 2012, the court granted plaintiff's motion for class certification. On December 14, 2012, defendants filed with the Fourth Circuit a petition for permission to appeal the class certification order pursuant to Federal Rule of Civil Procedure 23(f). Plaintiff's response to the petition was filed on February 20, 2013. On March 5, 2013, the Fourth Circuit denied the petition for permission to appeal the class certification order. On December 14, 2012, the court issued an order extending the expert discovery deadline to February 25, 2013. On December 20, 2012, the court issued an order extending the fact discovery deadline to February 11, 2013 and the expert discovery deadline to March 25, 2013. On January 13, 2013, the court issued an order extending the expert discovery deadline to April 1, 2013. Motions for summary judgment were filed on March 18, 2013. On May 15, 2013, the Company entered into a stipulation and agreement of settlement with the lead plaintiff to settle all claims in the lawsuit for $97.5 million, which was accrued for as of March 29, 2013 and included in accrued expenses and other current liabilities on the Company's Consolidated Balance Sheet. As of March 29, 2013, the Company has also recorded a receivable of $45 million, which represents the amount recoverable under the Company's corporate insurance policies, and is included in receivables on the Company's Consolidated Balance Sheet. The agreement is subject to approval by the court. On May 24, 2013, the Court entered a Preliminary Approval Order Providing for Notice and Hearing in Connection with Proposed Class Action Settlement. The Preliminary Approval Order scheduled a Settlement Hearing for September 19, 2013.

On September 13, 2011, a shareholder derivative action entitled *Che Wu Hung v. Michael W. Laphen, et al.* (CL 2011 13376) was filed in Circuit Court of Fairfax County, Virginia, against Michael W. Laphen, Michael J. Mancuso, the members of the Audit Committee and the Company as a nominal defendant asserting claims for breach of fiduciary duty and contribution and indemnification relating to alleged failure by the defendants to disclose accounting and financial irregularities in the MSS segment, primarily in the Nordic region, and the Company's performance under the NHS agreement and alleged failure to maintain effective internal controls. The plaintiff seeks damages, injunctive relief and attorneys' fees and costs. On October 24, 2011, the defendants removed the action to the United States District Court for the Eastern District of Virginia. On November 23, 2011, the plaintiff filed a motion to remand the case to state court. Argument was held on December 15, 2011. During argument the plaintiff voluntarily dismissed his complaint without prejudice to refiling the action in state court. The Court granted the plaintiff's request, dismissed the complaint without prejudice and denied the motion to remand as moot. On December 22, 2011, the plaintiff refiled his complaint in Circuit Court of Fairfax County, Virginia in a shareholder derivative action entitled *Che Wu Hung v. Michael W. Laphen, et al.* (CL 2011 18046). Named as defendants are Michael W. Laphen, Michael J. Mancuso, the members of the Audit Committee and the Company as a nominal defendant. The complaint asserts claims for (i) breach of fiduciary duty relating to alleged failure by the defendants to disclose accounting and financial irregularities in the MSS segment, primarily in the Nordic region, the Company's performance under the NHS agreement and alleged failure to maintain effective internal controls and (ii) corporate waste. The plaintiff seeks damages, injunctive relief and attorneys' fees and costs. On April 6, 2012, the state court stayed the action until the earlier of (i) entry of an order on the pending motion to dismiss *In re Computer Sciences Corporation Securities Litigation* (No. 1:11-cv-610-TSE-IDD) or (ii) July 5, 2012. On July 20, 2012, the state court renewed the stay until the earlier of (i) entry of an order on the pending motion to dismiss in *In re Computer Sciences Corporation Securities Litigation* or (ii) October 18, 2012. The stay expired on August 30, 2012 with the entry of the court's order in *In re Computer Sciences Corporation Securities Litigation.* On October 19, 2012, upon the joint motion of the parties, the state court issued an order staying the action while discovery proceeded in *In re Computer Sciences Corporation Securities Litigation.* The order requires defendants to provide to the plaintiff certain of the discovery produced in the federal action. On May 10, 2013, the court continued the stay to May 31, 2013 upon joint motion of the parties. On June 1, 2013, the parties filed a joint motion to continue the stay. The joint motion is scheduled for hearing on June 28, 2013. The Company is unable to estimate any possible loss or range of loss associated with this matter at this time.

On May 11, 2012, a separate shareholder derivative action entitled *Judy Bainto v. Michael W. Laphen et al.* (No. A-12-661695-C), was filed in District Court, Clark County, Nevada, against Messrs. Laphen and Mancuso, members of the Company's Board of Directors and the Company as a nominal defendant. The complaint is substantively similar to the second Hung complaint. On or about August 1, 2012, the court granted the parties' joint motion to extend the time for defendants to respond to the complaint to sixty days after the United States District Court for the Eastern District of Virginia's entry of an order on the pending motion to dismiss the complaint in *In re Computer Sciences Corporation Securities Litigation.* On September 5, 2012, Defendants notified the court of the Eastern District of Virginia's ruling in *In re Computer Sciences Corporation Securities Litigation.* On September 11, 2012, the parties filed a joint status report proposing a schedule for the filing of an amended complaint by plaintiff and for motion to dismiss briefing. Plaintiff filed an amended complaint on September 28, 2012. Upon stipulation of the parties, the court consolidated the Bainto case and Himmel case (described below) and deemed the amended complaint filed in Bainto the operative complaint. In addition, on November 8, 2012, upon joint motion of the parties, the court issued an order staying the action while discovery proceeds in *In re Computer Sciences Corporation Securities Litigation.* The order required Defendants to provide to the Plaintiffs certain of the discovery produced in the federal action. A status check is set for August 15, 2013. The Company is unable to estimate any possible loss or range of loss associated with this matter at this time.

On October 16, 2012, a separate shareholder derivative action entitled *Daniel Himmel v. Michael W. Laphen et al.* (No. A-12-670190-C), was filed in District Court, Clark County, Nevada, against Messrs. Laphen and Mancuso, members of the Company's Board of Directors and the Company as a nominal defendant. The *Himmel* complaint is substantively similar to the *Bainto* complaint, but includes a claim for unjust enrichment and seeks additional injunctive relief. Upon stipulation of the parties, the court consolidated the Bainto case (describe above) and the *Himmel* case and deemed the amended complaint filed in Bainto the operative complaint. In addition, on November 8, 2012, upon joint motion of the parties, the court issued an order staying the action while discovery proceeded in *In re Computer Sciences Corporation Securities Litigation*. The order required Defendants to provide to the Plaintiffs certain of the discovery produced in the federal action. A status check is set for August 15, 2013. The Company is unable to estimate any possible loss or range of loss associated with this matter at this time.

On December 20, 2012, a separate shareholder derivative complaint entitled *Shirley Morefield v Irving W. Bailey, II, et al*, (Case No. 1:120V1468GBL/TCB) was filed in the United States District Court for the Eastern District of Virginia. The complaint names certain of CSC's current and former directors and officers as defendants and the Company as a nominal defendant. The complaint is similar to the Hung complaint but asserts only a claim for breach of fiduciary duty and alleges that the plaintiff made a demand on the CSC Board prior to commencing suit and that such demand was refused. Motions to dismiss were filed March 18, 2013. On April 8, 2013, Plaintiff filed an amended complaint. Motions to dismiss the amended complaint were filed on April 17, 2013 and were heard on May 10, 2013. A decision is pending. The Company is unable to estimate any possible loss or range of loss associated with this matter at this time.

STOCK OWNERSHIP

The following table provides information on Common Stock beneficially owned as of June 17, 2013, by:

- each person or group believed by the Company to own beneficially more than 5% of the outstanding Common Stock;
- each of the six executive officers named in the Summary Compensation Table under "Executive Compensation," appearing further below in this proxy statement (the "Named Executive Officers" or the "NEOs");
- each of the current directors of the Company; and
- all executive officers and directors, as a group.

Unless otherwise indicated, each person or group has sole voting and investment power with respect to all shares beneficially owned.

Name and Address of Beneficial Owner[1]	Number of Shares Beneficially Owned	Percent of Class
Dodge & Cox 555 California Street, 40th Floor San Francisco, California 94104	14,427,567[2]	9.6%[2]
The Vanguard Group 100 Vanguard Blvd. Malvern, Pennsylvania 19355	10,361,227[3]	6.9%[3]
BlackRock, Inc. 40 East 52nd Street New York, New York 10022	8,429,440[4]	5.6%[4]
J. Michael Lawrie	271,796[5]	[6]
Paul N. Saleh	56,682[5]	[6]
Michael J. Mancuso	152,937[5]	[6]
William L. Deckelman	156,113[5]	[6]
Thomas Hogan	12,057[5]	[6]
Gary Budzinski	57,677[5]	[6]
Irving W. Bailey, II	35,352[7]	[6]
David J. Barram	24,700[7]	[6]
Stephen L. Baum	32,419[7]	[6]
Erik Brynjolfsson	10,200[7]	[6]
Rodney F. Chase	39,540[7]	[6]
Judith R. Haberkorn	18,600[7]	[6]
Chong Sup Park	19,300[7]	[6]
Lawrence A. Zimmerman	4,300[7]	[6]
All executive officers and directors of the Company, as a group (19 persons)	1,245,119[6,7,8]	0.83%

1. Unless otherwise indicated, the address of each person or group is c/o Computer Sciences Corporation, 3170 Fairview Park Drive, Falls Church, Virginia 22042.

2. This information, which is not within the direct knowledge of the Company, has been derived from a Form 13F filed with the SEC on May 13, 2013. Based upon information contained in the filing, Dodge & Cox has sole voting power with respect to 13,512,117 of these shares and sole investment power with respect to 14,427,567 of these shares.

3. This information, which is not within the direct knowledge of the Company, has been derived from a Form 13F filed with the SEC on April 15, 2013. Based upon information contained in the filing, The Vanguard Group has sole voting power with respect to 271,976 of these shares, shared voting power with respect to 10,089,251 of these shares.

4. This information, which is not within the direct knowledge of the Company, is based upon a Schedule 13G filed with the SEC on January 30, 2013 by BlackRock, Inc., which reports sole voting and dispositive power with respect to 8,429,440 shares as a result of being a parent company or control person of the following subsidiaries, each of which holds less than 5% of the outstanding shares: BlackRock Advisors, LLC, BlackRock Financial Management, Inc., BlackRock Investment Management, LLC, BlackRock Investment Management (Australia) Limited, BlackRock (Luxembourg) S.A., BlackRock (Netherlands) B.V., BlackRock Fund Managers Limited, BlackRock Life Limited, BlackRock Asset Management Australia Limited, BlackRock Asset Management Canada Limited, BlackRock Asset Management Ireland Limited, BlackRock (Singapore) Limited, BlackRock Advisors (UK) Limited, BlackRock Fund Advisors, BlackRock International Limited, BlackRock Institutional Trust Company, N.A., BlackRock Japan Co. Ltd., and BlackRock Investment Management (UK) Limited.

5. With respect to Messrs. Lawrie, Saleh, Mancuso, Hogan, Budzinski, Deckelman and all executive officers and directors of the Company as a group, includes 134,620; 46,377; 152,937; 0; 46,763; 125,702; and 779,303 shares of common stock, respectively, subject to employee options which were outstanding on June 17, 2013, and currently are exercisable or which are anticipated to become exercisable within 60 days thereafter. These shares have been deemed to be outstanding in computing the Percent of Class.

   With respect to Messrs. Lawrie, Saleh, Mancuso, Hogan, Budzinski, Deckelman and all executive officers and directors of the Company as a group, includes 0; 0; 0; 0; 0; 0; and 6530 shares of unvested restricted stock units outstanding on June 17, 2013 which are anticipated to vest within 60 days thereafter. Holders of unvested restricted stock units have no voting or investment power, with respect thereto. With respect to Messrs. Lawrie, Saleh, Mancuso, Hogan, Budzinski, Deckelman, and all executive officers and directors of the Company, as a group, includes 0; 147; 0; 346; 1,290; 4 and 2,846 shares of common stock, respectively, which are held for the accounts of such persons under the Company's Matched Asset Plan and with respect to which such persons had the right, as of June 17, 2013, to give voting instructions to the Committee administering the Plan.

6. Less than 1%.

7. With respect to Mr. Bailey, Mr. Barram, Mr. Baum, Dr. Brynjolfsson, Mr. Chase, Ms. Haberkorn, Dr. Park, Mr. Zimmerman and all directors of the Company, as a group, includes 35,352; 24,700; 32,419; 10,200; 39,540; 18,600; 19,300; 4,300 and 184,411 shares of Common Stock, respectively, which shares are subject to RSUs that were outstanding on June 17, 2013, and which shares would, pursuant to such RSUs, be distributed to such directors if their directorships were to terminate on August 13, 2013. These shares have been deemed to be outstanding in computing the Percent of Class.

8. The executive officers and directors, as a group, have sole voting and investment power with respect to 1,054,178 shares.

AUDIT COMMITTEE REPORT

The Audit Committee reviewed and discussed with management and Deloitte & Touche LLP, the Company's independent auditors, the Company's audited financial statements for the Fiscal Year ended March 29, 2013, management's assessment of the effectiveness of the Company's internal control over financial reporting and Deloitte & Touche LLP's evaluation of the Company's internal control over financial reporting. The Audit Committee also discussed with the independent auditors the materials required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended and adopted by the Public Company Accounting Oversight Board ("PCAOB") in Rule 3200T. In addition, the Audit Committee received from Deloitte & Touche LLP the written disclosures and the letter required by the applicable requirements of the PCAOB, and discussed with them their independence.

Based on such review and discussions, the Audit Committee recommended to the Board of Directors, and the Board approved, the inclusion of the audited financial statements in the Company's Annual Report on Form 10-K for the Fiscal Year ended March 29, 2013 for filing with the SEC.

The Audit Committee also appointed Deloitte & Touche LLP as the Company's independent auditors for the Fiscal Year ending March 28, 2014, and recommended to the Board of Directors that such appointment be submitted to the Company's stockholders for ratification.

Lawrence A. Zimmerman, Chair
David J. Barram
Stephen L. Baum
Erik Brynjolfsson

EXECUTIVE COMPENSATION

Compensation Committee Report

The Compensation Discussion and Analysis set forth below discusses the Company's executive compensation programs and policies. The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on this review and discussion, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

Judith R. Haberkorn, Chair
Irving W. Bailey, II
Chong Sup Park
Rodney F. Chase, ex-officio

Compensation Discussion and Analysis

The Compensation Committee (the "Committee") and our Board of Directors are responsible for our executive compensation philosophy and program, which are described in this Compensation Discussion and Analysis (the "CD&A"). The CD&A also describes our Fiscal 2013 compensation decisions and the factors we considered in making those decisions. The CD&A focuses on the compensation of our Fiscal 2013 Named Executive Officers ("NEOs"):

- J. Michael Lawrie, President and Chief Executive Officer
- Paul N. Saleh, Executive Vice President and Chief Financial Officer
- Michael J. Mancuso, Former Vice President and Chief Financial Officer
- Thomas E. Hogan*, Executive Vice President and General Manager, Global Business Services
- Gary M. Budzinski, Executive Vice President and General Manager, Global Infrastructure Services
- William L. Deckelman, Jr., Executive Vice President and General Counsel

*On June 17, 2013, the Company accepted Mr. Hogan's resignation, which was effective immediately.

Executive Summary

Approval of the Company's Fiscal 2012 Executive Compensation on an Advisory Basis

At our most recent annual meeting of stockholders, held on August 7, 2012, approximately 82% of the votes present in person or represented by proxy at the meeting and entitled to vote on the matter cast (excluding broker non-votes) to approve our executive compensation for the fiscal year ended March 30, 2012 ("Fiscal 2012"). The Committee took into account the results of this advisory vote when making compensation decisions for the remainder of Fiscal 2013 and Fiscal 2014. The Committee also considered many other factors in evaluating our executive compensation programs, including the Company's pay for performance philosophy, a competitive market analysis of peer companies, the Company's turnaround strategy, and management's performance in executing that strategy. Each of these factors bore on the Committee's decisions regarding our NEOs' compensation for Fiscal 2013, which is described below.

Fiscal 2013 Executive Compensation Programs

Our executive compensation programs are designed to reflect our "pay for performance" philosophy and provide our executives with appropriate incentives to drive stockholders' interests. The Committee reviews our compensation policies and practices each year to ensure that the programs provide our executives with an appropriate mix of market-competitive compensation opportunities.

Fiscal 2013 represented the beginning of a multi-year effort to return CSC to sustained profitability. The leadership changes that began in March 2012 with the hiring of Mr. Lawrie continued into Fiscal 2013. Following the retirement of Mr. Mancuso, the Company appointed Mr. Saleh as Executive Vice President and Chief Financial Officer effective May 29, 2012. Mr. Budzinski assumed his current role with the Company in June 2012, and Mr. Hogan joined CSC in July 2012. The Company also appointed a new Executive Vice President to run our North American Public Sector in Fiscal 2013 and a new General Manager of Global Sales and Marketing and Regional Operations. Additional leadership changes in Fiscal 2013 included the following new officers: Chief Human Resources Officer, Controller and Chief Accounting Officer, Chief Technology Officer, Head of Internal Audit, and Chief Information Officer, as well as many business unit and regional leaders at the next layer of leadership.

As explained in more detail below, the Committee considered a number of factors in setting Fiscal 2013 compensation opportunities for our NEOs, with an emphasis on the turnaround strategy developed by Mr. Lawrie and his senior management team. Consistent with that strategy, the Committee modified our Fiscal 2013 compensation programs to focus on profitability and stockholder value through the following actions:

- Greater Emphasis on Profitability: We revised our annual cash incentive program to provide greater near-term focus on operating income.
- Performance Vesting of Equity Awards: Beginning with the Fiscal 2013 annual Long-Term Incentive grants, all RSUs are subject to performance vesting criteria (other than one-time new-hire inducement awards), eliminating annual time-vested RSU grants for our NEOs.
- Focus on EPS Growth: We simplified the financial metrics used in connection with Performance Share Units to add investor transparency to the program and focus solely on growth in Earnings Per Share, a key measure of progress for the Company's turnaround.
- Elimination of Overlapping Financial Measures: We removed Earnings Per Share as a financial metric in the Company's annual cash incentive program, thereby eliminating overlap in the financial measures used in our short-term and long-term incentive programs.

The Committee also reviewed a company-wide risk assessment of compensation programs, which revealed no material risks that may adversely affect the Company. See "Corporate Governance – Compensation and Risk" above for details.

During Fiscal 2013, the Committee retained a new independent compensation consultant, Pearl Meyer & Partners ("PM&P"). In addition to advising the Committee on general executive compensation pay practices, PM&P was instrumental in reviewing the peer group of companies used by the Committee to benchmark executive pay levels and practices. As explained in greater detail below, the Committee acted in December 2012 to alter the Company's peer group by removing Honeywell International Inc. and General Dynamics Corp., and by adding Hewlett-Packard Co., International Business Machines, Microsoft Corp., Dell Inc., Seagate Technology Plc, Fidelity National Information Services and Teradata Corp. Among other things, these changes were intended to move the peer group of companies away from aerospace and defense companies and closer to a peer group of information and high technology companies. It also eliminated the need for a primary and secondary peer group.

Fiscal 2013 Executive Compensation and Pay for Performance

Under Mr. Lawrie's leadership, CSC has performed well, with total shareholder return of 61% since he was hired in March 2012, and 68% for Fiscal 2013. CSC's financial performance allowed the Company to return $428 million to stockholders in Fiscal 2013, including $123 million in declared dividends and $305 million in share repurchases. Mr. Lawrie and his leadership team continue to make important changes such as establishing a global set of CLEAR (Client-focused, Leadership, Execution excellence, Aspiration and Results) values to drive a strong performance culture. Through these values, we have emphasized a return to profitability by demonstrating fiscal responsibility and aligning the executive team to this one overriding goal.

The Company's strong financial performance in Fiscal 2013 reflects the initial success of the turnaround strategy implemented by Mr. Lawrie and his senior leadership team. By design, that success also is reflected in the compensation paid to our NEOs for the fiscal year. Highlights of the strong tie between pay and performance include the following:

- Annual Cash Incentive Payments: Due to the Company's strong financial performance in Fiscal 2013, in addition to meeting certain strategic goals, three of our NEOs received annual cash incentive awards in amounts that exceeded target, while two of our NEOs received awards at or slightly below target. See "Annual Incentive Compensation – Fiscal 2013 Financial Results and AMIP Payout" below for details.

- Performance Share Units Partially Vested: Based on the Fiscal 2013 diluted Earnings Per Share from continuing operations of $3.20 (compared to negative $28.31 for Fiscal 2012), 25% of the Fiscal 2013 target Performance Share Units vested on May 15, 2013. See "Long-Term Incentive Compensation – Performance Share Units" below for details.

- CEO Inducement Equity Award Partially Vested: Sustained increases in the trading price of the Company's common stock since April 16, 2012, have resulted in the partial vesting of performance-vesting inducement RSUs awarded to Mr. Lawrie when he joined CSC. These RSUs were designed to vest in separate tranches if the average closing price over any 30 consecutive trading day period commencing on or after the April 16, 2012 grant date equals or exceeds percentage increases over a "base price" of $28.32. See "Long-Term Incentive Compensation – Fiscal 2013 Inducement Equity Awards" below for details.

Fiscal 2013 Direct Compensation

Total Direct Compensation

The following chart summarizes the characteristics and primary purpose of each element of our executive compensation program. The first three of these elements comprise "Total Direct Compensation."

Compensation Element	Characteristics	Primary Purpose
Base Salary	Annual fixed cash compensation.	Provide a minimum, competitive fixed amount of cash compensation based on individual performance, experience, skills, responsibilities and competitive pay levels.
Annual Cash Incentives	Annual variable cash compensation determined by Company financial performance, attainment of strategic objectives, and individual performance.	Motivate and reward the achievement of annual financial and other operating objectives and individual performance that drive stockholder value over time.
Long-Term Incentives	Long-term equity awards generally granted annually as a combination of stock options and Performance Share Units.	Motivate and reward profitable growth and increases in share price over time and align with stockholders. Align pay with CSC's performance over multi-year overlapping performance cycles.
Post-Employment Benefits	Retirement and deferred compensation plans and "career" equity awards.	Offer competitive retirement compensation designed to attract and retain mid- and late-career senior executives.
Severance/Change-in-Control	Contingent short-term compensation.	Provide assurance of short-term compensation continuity to allow executives to remain focused on stockholder interests in a dynamic environment.
Perquisites and Benefits	Limited perquisites and health and welfare benefits.	Provide business-related benefits consistent with competitive practice to enhance executive work efficiency.

The Committee makes decisions regarding each element of Total Direct Compensation. Because our focus is on performance, the Committee does not consider aggregate amounts earned or benefits accumulated by an executive from prior service with the Company as a significant factor in making compensation decisions. The Total Direct Compensation opportunity and each of its components (base salary, annual cash incentives, and long-term incentives) for our CEO and other NEOs historically have been targeted at the market median for similarly situated executives in companies against which we compete for executive talent. Please see "Compensation Framework – Review of Market Compensation Data" below for a discussion of our peer group and other data used to assess the competitive market.

Mr. Lawrie joined CSC in March 2012, shortly before Fiscal 2013 commenced. His Fiscal 2013 compensation opportunity is governed by his employment agreement, which includes a special one-time inducement equity award. Messrs. Saleh, Hogan, and Budzinski each joined the Company in Fiscal 2013. The Committee established the Fiscal 2013 compensation for these new executives by reference to market comparisons for similar positions and cognizant of the early stages and dynamic nature of the Company's turnaround. Like Mr. Lawrie, Messrs. Saleh and Hogan each received a one-time inducement equity award upon joining the Company. These one-time awards are described below.

In connection with its turnaround strategy, the Company undertook significant steps in Fiscal 2013 to simplify its operating model and redefine the roles and responsibilities of our senior leadership team, including many of the NEOs. These changes, combined with the adoption of a new peer group during Fiscal 2013, have necessitated moving away from the prior approach of matching the "market median" in setting Total Direct Compensation. While market compensation remains an important factor in setting Total Direct Compensation, it is just one factor to be used in setting compensation for Fiscal 2014 and beyond.

Base Salary

General. Base salary is the only fixed component of our NEOs' compensation and constitutes a small percentage of Total Direct Compensation. Base salary is determined by the level of responsibility assumed by an executive, experience, performance and competitive pay practices. Base salary adjustment decisions also consider promotions, changes in responsibilities, performance, succession prospects, Company merit pay budgets and market trends. At the beginning of each fiscal year, the Committee reviews the base salary for each NEO and determines base salary adjustments, if any. The Committee considers how base salary adjustments affect annual cash incentive opportunities and long-term incentive grant values, as both are defined as a percentage of base salary.

Fiscal 2013 Compensation. Several of our NEOs were new to CSC in Fiscal 2013, and the Committee generally established their base salaries by reference to market comparisons. Mr. Lawrie's annual base salary for Fiscal 2013 was established pursuant to his February 2012 employment agreement. Mr. Deckelman received a 3% increase in base salary over Fiscal 2012, effective July 1, 2012, following two consecutive years of no change in base salary.

The following table presents the Fiscal 2013 annualized base salary for each of our NEOs and the percentage this base salary represents in Target Total Direct Compensation.

Named Executive Officer	Annualized Fiscal 2013 Base Salary ($)*	Actual Fiscal 2013 Base Salary ($)	Percentage of Target Total Direct Compensation
J. Michael Lawrie	1,250,000	1,250,000	11%
Paul N. Saleh	700,000	600,385	15%
Michael J. Mancuso	–	–	–
Thomas E. Hogan	680,000	457,692	12%
Gary M. Budzinski	650,000	537,500	15%
William L. Deckelman, Jr.	539,700	536,077	22%

*Messrs. Saleh, Hogan and Budzinski joined CSC during Fiscal 2013. Mr. Mancuso retired on May 29, 2012. Mr. Deckelman's annual base salary was increased by 3% effective July 1, 2013 over his Fiscal 2012 base salary.

Annual Incentive Compensation Plan

Annual cash incentives under the Company's Annual Management Incentive Plan ("AMIP") reward executive officers for performance relative to key financial measures and strategic objectives that drive value for our stockholders over time. The plan also provides the Committee the ability to modify—both up and down—the actual cash incentive paid to a participant based on the participant's individual performance, subject to certain limitations to comply with Section 162(m) of the Internal Revenue Code. Awards under the AMIP therefore are directly linked to Company and individual performance.

Target AMIP Awards. For Fiscal 2013, the Committee established a target award percentage for each NEO, representing a percentage of base salary, and an associated target award value. Each NEO's target award value was established in consideration of market practices, individual scope of responsibility and expected contribution. The table below reflects the Fiscal 2013 target award percentage, the corresponding target award value, and the target award value as a percentage of Target Total Direct Compensation. Mr. Mancuso, who retired from the Company on May 29, 2012, was not eligible to participate in the AMIP for Fiscal 2013 and therefore is not included in the table.

Named Executive Officer	Target AMIP Percentage	Target AMIP Value ($)*	Percentage of Target Total Direct Compensation
J. Michael Lawrie	150%	1,875,000	16%
Paul N. Saleh	100%	600,385	15%
Thomas E. Hogan	134%	613,308	16%
Gary M. Budzinski	100%	537,500	15%
William L. Deckelman, Jr.	100%	539,700	22%

*Because Messrs. Saleh, Hogan and Budzinski joined CSC mid-year, their Target AMIP Values are based on the actual salaries they received for Fiscal 2013 rather than their full annual salaries. Mr. Deckelman's Target AMIP Value is based on his base salary as of July 1, 2012.

Performance Measures. For Fiscal 2013, the Committee redesigned the AMIP performance measures and goals to drive the Company's turnaround strategy by rewarding Company-wide profitability and the achievement of critical strategic objectives. An executive officer's earned AMIP award, subject to discretionary modification for individual performance (as noted above), is determined by the Company's performance relative to targeted financial goals and, new for Fiscal 2013, strategic objectives. Also new for Fiscal 2013, client satisfaction is a performance measure to help foster a client-focused, metric-driven culture within the Company.

The table below lists each performance measure used in determining Fiscal 2013 AMIP awards and its relative weight in determining those awards:

Category	Weight by Category	Performance Measure	Weight by Performance Measure
Financial	60%	Operating Income	24%
		Cash Flow	24%
		Revenue	12%
Strategic	40%	Strategic Objectives	20%
		Client Satisfaction	20%

The weights shown above reflect a target level of AMIP funding. In order to assure profitability in Fiscal 2013, the Committee determined that the Company must achieve at least 80% of its corporate Operating Income target (described below) before any incentive payments will be made under the AMIP to any participants, including our NEOs. Additionally, once this threshold level of funding is achieved, a "funding factor" is then applied to the financial category of the performance measures to adjust AMIP funding associated with the financial measures based on the level of corporate Operating Income performance achieved.

Fiscal 2013 Financial Targets. Financial performance for Fiscal 2013 is measured against either corporate performance or the performance of the Company's Global Commercial Sector (a combination of the historic Managed Services Sector and Business Solutions and Services Sector) depending on whether the executive serves on the Company's corporate staff or in the Global Commercial Sector. Free Cash Flow is used for executives who serve on the Company's corporate staff, while Performance Cash Flow is used for executives who serve in the Company's Global Commercial Sector.

Management recommended specific targets for each financial measure, which were reviewed by the Committee and approved (subject to adjustment) by the Board in conjunction with an overall review of the Company's annual budget early in Fiscal 2013, and then communicated to AMIP participants. The table below describes each financial measure used in determining AMIP awards for Fiscal 2013 and the Company's Fiscal 2013 financial targets, as subsequently adjusted to reflect the disposal of certain business segments during the year.

Financial Measures	Purpose	Fiscal 2013 Financial Targets (millions)	
		Corporate	Global Commercial
Revenue	Primary measure of growth which requires expansion of current business, capture of new business and conversion into a revenue stream.	$15,252	$9,968
Operating Income	Key component of profitability that reflects growth and profit margins.	$837	$611
Free Cash Flow	Key component of Company valuation reflecting liquidity and profitability.	$328	N/A
Performance Cash Flow	Internal measure of cash generated or utilized by operating unit.	N/A	$643

Fiscal 2013 Strategic Objectives. Management also recommended a set of strategic objectives for review by the Committee and approval by the Board. These objectives were intended to emphasize critical components of the company's turnaround strategy, including a cost takeout program of $1 billion to $1.2 billion over an 18-month period, rationalizing the business around certain core segments, improving operating margins, improving cash flow, and improving profitability. These broad strategic objectives were then translated into specific strategic goals for each of the NEOs.

To introduce client satisfaction as a new performance measure, the Board set a goal of surveying at least 80% of the Company's commercial and government clients with $500,000 or more in projected Fiscal 2013 revenue, with at least 40% of those clients agreeing to participate in the survey. The Committee expects that client satisfaction will remain a performance measure in future years, and that future targets in this area will evolve with the Company's transformation. Fiscal 2013 served as a year to secure a client satisfaction base line and a uniform methodology for measuring that baseline on an enterprise-wide basis.

Assessing Fiscal 2013 Performance. For Fiscal 2013, the Committee established the following scale of "performance payout percentages" to assess the Company's performance against the financial targets described above, including for purposes of determining the AMIP funding factor applicable to the financial performance measures. This scale applies to all executive officers, although the range of performance payout percentages for the CEO extends to a maximum of 200% for achievement levels at or above 135% of target.



Special rules apply for executives subject to Section 162(m) of the Internal Revenue Code. The Committee established a separate performance target applicable only to these executives. This "162(m) performance target" for Fiscal 2013 required that the Company achieve 80% of its corporate Operating Income target for the year. If this target is achieved, each executive subject to Section 162(m) of the Internal Revenue Code becomes eligible to receive an incentive payment based on the maximum applicable performance payout percentage (i.e., 150%, or 200% in the case of the CEO) and the maximum funding factor (i.e., 150%). However, the Committee has retained "negative discretion" to reduce the executive's incentive payment using the same criteria established for all other AMIP participants who are not subject to Section 162(m) of the Internal Revenue Code. This approach allows the plan to operate in the same manner for all participants, regardless of whether they are subject to Section 162(m) of the Internal Revenue Code.

With regard to the strategic objectives assigned to each executive, performance payout percentages range from 0% if the executive fails to met these objectives, to 150% if the executive significantly surpasses these objectives. For client satisfaction, a performance payout percent of 100% is assigned if the client satisfaction goals are met and a value of 0 is assigned if the goals are not met.

Annual Incentive Compensation Plan: Fiscal 2013 Results

Company Financial Performance. At the end of Fiscal 2013, the Committee reviewed the Company's financial performance against the applicable performance measures. The results and targets, shown below, were adjusted pursuant to the terms of the AMIP to reflect the impact of the following Fiscal 2013 divestitures: U.S. credit services business; Italian consulting and system integration business; enterprise system integration business in Malaysia and Singapore; and, Australian IT staffing business.

Fiscal 2013 Financial Results

	Corporate			Global Commercial		
Financial Performance Measures	**Target (millions)**	**Results (millions)**	**Percentage of Target Achieved**	**Target (millions)**	**Results (millions)**	**Percentage of Target Achieved**
Revenue*	$15,252	$14,753	97%	$9,968	$9,489	95%
Operating Income**	$837	$892	107%	$611	$489	80%
Free Cash Flow***	$328	$764	233%	N/A	N/A	N/A
Performance Cash Flow****	N/A	N/A	N/A	$643	$677	105%

*Revenue and Operating Income targets and results have been adjusted to exclude the impact of all divestitures during Fiscal 2013.

**Consists of revenue less cost of services, depreciation and amortization expense and segment general and administrative (G&A) expense, excluding corporate G&A. Targets and results have been adjusted to exclude the impact of all divestitures.

***Free Cash Flow consists of operating cash flow, investing cash flow, excluding business acquisitions, dispositions and purchase or sale of available for sale securities and payments on capital leases and other long term asset financings.

****Performance Cash Flow consists of earnings before interest, depreciation and amortization, adjusted for net change in working capital and capital expenditures.

The Company achieved 107% of its Fiscal 2013 corporate Operating Income target, exceeding the threshold performance level required for AMIP funding. Based on the performance scale printed above, the Committee therefore applied a funding factor of 114.4% to the financial category of the performance measures, thereby increasing AMIP funding above the target level. In effect, this funding factor increased the portion of the AMIP award that could be earned by each NEO with respect to the financial performance measures.

By exceeding the Fiscal 2013 threshold level of corporate Operating Income, each executive subject to Section 162(m) of the Internal Revenue Code became eligible to receive an incentive payment based on the maximum applicable performance payout percentage and the maximum funding factor. However, the Committee exercised its negative discretion and reduced the final Performance Payout Percentage for each executive to the levels shown below under "Fiscal 2013 AMIP Payouts" so that the plan operates in the same manner for all executives.

Client Satisfaction Survey Results. Client satisfaction was measured and verified by an independent consultant retained by the Company specifically for this purpose. A pool of 1,099 client accounts was identified, representing commercial and government clients with $500,000 or more in projected Fiscal 2013 revenue. Through its consultant, the Company surveyed 1,028 (or 94%) of these clients. Feedback was received from 86% of these clients. Based on these results, the Committee determined that the Company met its client satisfaction targets for Fiscal 2013, resulting in a performance payout percentage of 100% with respect to client satisfaction.

Individual Performance. Following the end of Fiscal 2013, Mr. Lawrie reviewed with the Committee each NEO's performance against the specific strategic goals assigned to the NEO, as well as the NEO's overall individual performance as measured against the Company's CLEAR (Client-focused, Leadership, Execution Excellence, Aspiration and Results) values. Based on this assessment, and the other performance factors described above, Mr. Lawrie recommended AMIP payout amounts for the other NEOs, which were reviewed and approved by the Committee. The Committee then applied a similar process in evaluating Mr. Lawrie's performance and recommended a specific AMIP payout amount for the Board to approve.

Fiscal 2013 AMIP Payouts. The results of the Committee's final determinations, including the actual incentive paid to each executive for Fiscal 2013, are listed below.

Fiscal 2013 AMIP Payouts

Named Executive Officer	Target AMIP Value ($)*	Target AMIP Percentage	Actual Award Paid ($)*	Award Paid (as % of Base Salary)
J. Michael Lawrie	1,875,000	150%	3,002,000	240%
Paul N. Saleh	600,385	100%	750,512	125%
Thomas E. Hogan	613,308	134%	456,000	100%
Gary M. Budzinski	537,500	100%	504,533	94%
William L. Deckelman, Jr.	539,700	100%	700,446	130%

*Because Messrs. Saleh, Hogan and Budzinski joined CSC mid-year, their AMIP awards are based on the actual salaries they earned for Fiscal 2013 rather than their full annual salaries. Mr. Deckelman's AMIP award is based on his base salary as of July 1, 2012.

Long-Term Incentive Compensation

General. Long-term incentive ("LTI") compensation is the largest component of executive compensation for our NEOs. Beginning with Fiscal 2013, annual awards are limited to grants of service-vested stock options ("Stock Options") and performance-vested restricted stock units ("Performance Share Units"). The Committee decided to move away from the past practice of annually granting time-vested restricted stock units to executive officers, concluding that Performance Share Units create a stronger connection between performance and pay.

At the beginning of each fiscal year, the Committee establishes a target long-term incentive grant value for each NEO, expressed as a percentage of base salary, and the relative mix of award types. Individual target long-term incentive grant values are determined in light of market practices, and actual award levels reflect individual performance and succession considerations. The Committee follows a similar process for new executives who join the Company during the fiscal year, and annual grants may be prorated for these executives.

Given the Company's disappointing financial performance in recent fiscal years, the Committee concluded that one-time inducement equity awards were needed to attract, retain and motivate a senior leadership team capable of successfully executing a turnaround strategy. Messrs. Lawrie, Saleh and Hogan therefore received one-time inducement equity awards in Fiscal 2013 upon joining the Company. These special one-time awards were in addition to annual long-term incentive awards and are described separately below.

Fiscal 2013 LTI Target Percentage. The following table presents the Fiscal 2013 target long-term incentive grant values, the Target LTI Percentage and long-term incentives as a percentage of target total direct compensation. Mr. Mancuso was not eligible to participate in the LTI program for Fiscal 2013 and therefore is not included in the table. One-time equity inducement awards are described elsewhere and are not included in this table.

Named Executive Officer	Base Salary ($)*	Target LTI Percentage	Target LTI Value ($)	Percentage of Target Total Direct Compensation
J. Michael Lawrie	1,250,000	700%	8,750,000	74%
Paul N. Saleh	700,000	400%	2,800,000	70%
Thomas E. Hogan	680,000	400%	2,720,000	72%
Gary M. Budzinski	650,000	375%	2,437,500	69%
William L. Deckelman, Jr.	539,700	250%	1,349,250	56%

*Base salary as of July 1, 2012, or hire date, whichever is later.

Components of Annual Long-Term Incentive Compensation. The graph below depicts the composition of Fiscal 2013 target annual long-term incentive grant values by Stock Options and Performance Share Units.

Fiscal 2013 Annual Long-Term Incentive Mix



Stock Options. Stock Options provide value to executives only if the market value of our common stock appreciates over time. The exercise price for each Stock Option was the closing price of our common stock on the grant date. One-third of the Stock Options become exercisable or "vest" on each of the first three anniversaries of the grant date. See "Fiscal 2013 Compensation" below for a discussion of how the number of shares underlying this and other equity awards was determined.

Performance Share Units. The Committee determined that long-term incentives for Fiscal 2013 should be weighted most heavily toward Performance Share Units, which provide an opportunity for our executives to earn common stock if targeted performance goals are met over a three-year performance period. The end of Fiscal 2013 marks the completion of a three-year performance period for Performance Share Units awarded in May 2010 ("Fiscal 2011 Performance Share Units"). As noted below, none of the Fiscal 2011 Performance Share Units were earned.

These annual awards are designed with overlapping performance periods, so the end of Fiscal 2013 also marks the second year of a three-year performance period for Performance Share Units awarded in June 2011 ("Fiscal 2012 Performance Share Units"). Finally, Fiscal 2013 marks the first year of a three-year performance period for Performance Share Units awarded in May 2012 ("Fiscal 2013 Performance Share Units").

Fiscal 2013 Performance Share Units. Based on a review of current market practices, the Committee determined that Performance Share Units granted in Fiscal 2013 may be earned based on the achievement of targeted Earnings Per Share ("EPS") over the three-year performance period beginning with Fiscal 2013. The Committee concluded that EPS, aside from being a key measure of stockholder value, serves as the best measure of performance and profitability in light of the Company's multi-year turnaround strategy. This new performance measure represents a significant change from the Fiscal 2011 and Fiscal 2012 Performance Share Units, which vest based on a combination of relative revenue growth and average return on invested capital.

The Committee determined that the Fiscal 2013 Performance Share Units should provide an opportunity for incremental vesting based on EPS performance in Fiscal 2013 and Fiscal 2014 to motivate and reward progress toward multi-year turnaround goals. Accordingly, one quarter of the targeted Fiscal 2013 Performance Share Units would vest if EPS in Fiscal 2013 equals or exceeds a threshold level. If this threshold level of performance is not achieved in Fiscal 2013, one quarter of the targeted Fiscal 2013 Performance Share Units nevertheless would vest if EPS in Fiscal 2014 equals or exceeds the threshold level. Finally, if the EPS in Fiscal 2013 is sufficient to trigger the partial vesting described above, and EPS in Fiscal 2014 equals or exceeds 75% of targeted EPS, then an additional 25% of the targeted Fiscal 2013 Performance Share Units will vest. In summary, recipients are given the opportunity to vest in up to 50% of the targeted Fiscal 2013 Performance Share Units based on EPS performance in Fiscal 2013 and Fiscal 2014. Performance Share Units above 50% of the targeted level can only be earned based on EPS performance at the end of the three-year performance period.

Fiscal 2013 Performance Share Unit Payout Scale. The Committee established $2.60 as the threshold EPS applicable to the Fiscal 2013 Performance Share Units, subject to adjustment to omit the effects of extraordinary items, gain or loss on the disposal of a business segment, and unusual or infrequently occurring events or transactions. Given the sale of CSC Credit Services, Inc., as well as a number of other divestitures during Fiscal 2013, the Committee later deemed an adjustment was appropriate and reduced the threshold EPS goal to $2.19.

Based on the Fiscal 2013 diluted EPS from continuing operations of $3.20 (compared to negative $28.31 for Fiscal 2012), 25% of the Fiscal 2013 target Performance Share Units vested on May 15, 2013.

Fiscal 2011 and Fiscal 2012 Performance Share Units. Performance Share Units awarded in Fiscal 2011 and Fiscal 2012 vest at the end of three-year performance periods based on our three-year average Return on Invested Capital ("ROIC") and our Relative Revenue Performance. ROIC is calculated by multiplying profit before interest expense, special items, and after tax expense by the investment base turnover. Investment base turnover equals revenues divided by average debt and equity for the period.

The Committee evaluates the Company's Relative Revenue Performance over the applicable performance period against revenue performance of our peer companies in the commercial and federal sectors, which are then combined into an overall Peer Index growth rate. Under the methodology employed to calculate Relative Revenue Performance, revenues are adjusted to reflect material acquisitions, divestitures and segment realignments. In addition, Peer Index companies are combined into either a federal or commercial index[1] which allows the revenue growth results of each index to be weighted based on CSC's relative activity within these sectors.

The following matrix depicts the payout for achievement of various combinations of Relative Revenue Performance and ROIC.

Payout Matrix: Fiscal 2011 and 2012 Performance Share Units

% of Target Shares Earned		**Return On Invested Capital (ROIC)** Over Performance Period						
		8.5%	9.0%	9.5%	**10.0%**	10.5%	**11.0%**	**11.5%**
Relative Revenue Performance over Performance Period	3.0%	60%	83%	107%	130%	153%	177%	200%
	2.0%	50%	73%	97%	115%	143%	167%	190%
	1.0%	40%	63%	87%	**100%**	133%	157%	180%
	0.0%	30%	53%	77%	90%	123%	147%	170%
	-1.0%	20%	43%	67%	80%	113%	137%	160%
	-2.0%	10%	33%	57%	70%	103%	127%	150%
	-3.0%	0%	23%	47%	60%	93%	117%	140%

[1]The commercial sector companies are: Accenture Ltd., Automatic Data Processing, Inc., ATOS Origin, Cap Gemini S.A., CGI Group, Inc., Cognizant Technology Solutions Corp., Convergys Corporation, Deutsche TeleKom AG -Systems Solutions, HP – HP Enterprise Business-Services, IBM - Global Technology Services and Global Business Services, Siemens AG – IT Solutions and Services, Syntel, Inc., Tata Consultancy Services Limited, Unisys – Services and Wipro Ltd. The public sector companies are: Boeing – Global Services and Support, CACI International Inc., Dynamics Research Corp, General Dynamics Corp. – Information Systems and Technology, L-3 Communications Holdings Inc. – Government Services, Aircraft Modernization and Maintenance, Lockheed Martin – Information Systems & Global Services, ManTech International, MAXIMUS, Inc., NCI, Inc., Northrop Grumman – Information Systems, Technical Services, Raytheon – Intelligence and Information Systems, Technical Services, Network Centric Systems, SAIC, Inc. and SRA International Inc.

Fiscal 2011 Performance Share Units Results. At the end of the three-year performance period ended March 29, 2013, none of the Fiscal 2011 Performance Share Units vested due to the steep decline in Company Revenue in Fiscal 2012.

Fiscal 2013 Long-Term Incentive Awards. The target award value and the number of shares[2] granted for each element of annual LTI compensation is set forth in the table below. One-time equity inducement awards are described below and are not included in this table.

Fiscal 2013 Long-Term Incentive Awards

		Stock Options		Performance Share Units	
Named Executive Officer	Target Long-Term Incentives ($)	Target Award Value ($)	Stock Options (#)	Target Award Value ($)	Share Units (#)
J. Michael Lawrie.	8,750,000	3,500,000	403,859	5,250,000	180,041
Paul N. Saleh.	2,800,000	1,120,000	139,130	1,680,000	60,738
Thomas E. Hogan	2,720,000	1,088,000	159,765	1,632,000	64,480
Gary M. Budzinski	2,437,500	975,000	140,288	1,462,500	56,598
William L. Deckelman, Jr. . . .	1,349,250	539,700	63,569	809,550	27,762

Based on the Fiscal 2013 diluted Earnings Per Share from continuing operations of $3.20 (compared to negative $28.31 for Fiscal 2012), 25% of the Fiscal 2013 target Performance Share Units vested on May 15, 2013.

Fiscal 2013 Inducement Equity Awards. Mr. Lawrie's employment agreement provides for a one-time inducement equity award in addition to the annual long-term equity awards described above. The award consists of 400,000 restricted stock units, which were granted to Mr. Lawrie on April 16, 2012. One-half of the award, consisting of 200,000 restricted stock units, is subject to time-vesting conditions and will vest in four equal tranches on the last day of each of the Company's 2013 through 2016 Fiscal Years, in each case subject to Mr. Lawrie's continued employment (the "Time-Vesting Inducement RSUs"). The other 200,000 restricted stock units are subject to performance-vesting conditions (the "Performance-Vesting Inducement RSUs") and will vest in four equal tranches if specified performance targets are met, subject to Mr. Lawrie's continued employment on the applicable vesting date.

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[2]In accordance with CSC's Equity Grant Policy, the target award values listed in this table generally differ from the award values listed in the Summary Compensation Table. In order to determine the number of stock options to award, the target grant value for options is divided by the fair market value of an option determined by using the average closing price of CSC stock for the three-month period ending on the grant date and the Black Scholes option pricing model. In contrast, the grant values in the Summary Compensation Table are determined using the grant date closing price. The number of shares underlying our Performance Share Units is calculated by dividing the target grant value by the average closing price of CSC stock for the three-month period ending on the grant date. This method is employed to reduce the impact of stock price spikes, either positive or negative, when determining the number of shares underlying these awards.

The Performance-Vesting Inducement RSUs vest based on the attainment of sustained increases in the trading price of the Company's common stock. The units vest if the average closing price over any 30 consecutive trading day period commencing on or after the April 16, 2012 grant date equals or exceeds the following percentage increases over a "base price" calculated as the average closing price over the 3 calendar months preceding Mr. Lawrie's first day of employment, March 19, 2012:

Common Stock price Increase from Base Price of $28.32	Cumulative Number of RSUs Vesting
20%	50,000
40%	100,000
60%	150,000
80%	200,000

Vesting is contingent on Mr. Lawrie's continued employment through the vesting date. Once a tranche of Performance-Vesting Inducement RSUs has vested, that tranche will not be affected by any subsequent change in the trading price of the Common Stock. Any portion of RSUs that remains unvested on the last day of the Fiscal Year ending March 31, 2017 will be forfeited.

The "base price" established for the Performance-Vesting Inducement RSUs equals $28.32. Increases in the trading price of the common stock since April 16, 2012 have resulted in the first three tranches of the units vesting, with the first tranche vesting on November 29, 2012, the second tranche vesting on January 10, 2013, and the third tranche vesting on March 4, 2013. In addition, Mr. Lawrie vested in the first tranche of his Time-Vesting Inducement RSUs on March 29, 2013.

Mr. Saleh also received a one-time inducement award consisting of 35,000 restricted stock units, which were granted on June 15, 2012. These restricted stock units will vest on the third anniversary of the grant date subject to Mr. Saleh's continued employment.

Mr. Hogan received a one-time equity award on August 15, 2012, consisting of 250,000 stock options with an exercise price equal to CSC's closing stock price on the grant date, in lieu of Mr. Hogan's participating in the Company's Career Shares program. These options vest on the fourth anniversary of the grant date, subject to Mr. Hogan's continued employment. In addition, Mr. Hogan's inducement award provided that 100,000 of the stock options would vest in the event his employment is terminated in certain circumstances before August 15, 2016.

As with the inducement equity award for Mr. Lawrie, the inducement equity award for Mr. Saleh and the one-time award for Mr. Hogan were in addition to the annual long-term equity awards described above.

Fiscal 2013 Target Total Direct Compensation

The chart below displays the value of each element of Target Total Direct Compensation described above for our NEOs, with the exception of Mr. Mancuso, who retired on May 29, 2012. As noted above in the discussion of each element of compensation, the value of compensation actually realized will vary from the Committee's targets based on our financial results and our stock price performance. One-time equity inducement awards are not included in this table.

Named Executive Officer	Base Salary* ($)	Target Annual Cash Incentives ($)	Target Long-Term Incentive Grant Value ($)	Target Total Direct Compensation ($)
J. Michael Lawrie	1,250,000	1,875,000	8,750,000	11,875,000
Paul N. Saleh	600,385	600,385	2,800,000	4,000,770
Thomas E. Hogan	457,692	613,308	2,720,000	3,791,000
Gary M. Budzinski	537,500	537,500	2,437,500	3,512,500
William L. Deckelman, Jr.	539,700	539,700	1,349,250	2,426,650

*Base salaries for Messrs. Saleh, Hogan and Budzinski, who joined CSC mid-year, are the actual salaries they received for Fiscal 2013 rather than their full annual salaries. Base salaries for Messrs. Lawrie and Deckelman reflect annual base salary as of July 1, 2012.

Other Executive Compensation

Post-Employment Benefits

Retirement Plans. The Committee views retirement benefits as a component of our executive compensation program. As such, we offer our employees, including the NEOs, a retirement program that provides the opportunity to accumulate retirement income. We periodically review our benefits program against our peer group and aim for the program to be competitive.

Retirement Plans	
CSC Matched Asset Plan ("MAP")	Broad-based, qualified, defined contribution 401(k) plan with company match on a portion of employee contributions and directed investment alternatives.
Pension Plan	Prior to July 10, 2009, employees could participate in a broad-based, qualified pension plan which offered post retirement income based on a combination of employee and company contributions. Effective July 10, 2009, the plan was closed to new entrants and future accruals stopped for most participants, including the NEOs. Mr. Deckelman is the only NEO who participated in the Pension Plan; however, his accrued benefit was frozen as of July 10, 2009. Additional details can be found under "Pension Benefits" below.
Deferred Compensation Plan	CSC maintains the CSC Deferred Compensation Plan, which is offered to approximately 2,000 U.S. executives annually. This unfunded plan allows participants to defer receipt of incentive compensation and salary. Additional details can be found under "Fiscal Year 2013 Nonqualified Deferred Compensation" below.

Career Shares. CSC grants Career Shares to a limited number of key executives. Career Shares are RSUs. Once vested, delivery of shares commences at retirement and is spread ratably in 10 annual installments following retirement, thereby continuing to tie a portion of the executive's post-retirement income to share value and promoting long-term alignment with stockholder interests.

The Committee reviewed the Career Share program in May 2012 to assess its effectiveness in attracting and retaining mid-to-late career senior executives, particularly in the early stages of the Company's turnaround. While the Committee determined that the program remains a valuable compensation tool, it concluded that the vesting provisions of future grants should be modified to enhance the program's effectiveness in attracting and retaining mid-career executive talent. Beginning with grants made in May 2013, the vesting provisions differ among executives who first began participating in the program before June 2012 (i.e., existing participants) and those who began participating in the program after that date (i.e., future participants). Career Shares for existing participants fully vest upon the participant reaching age 65, or age 55 or older with at least 10 years of service. Career Shares for future participants provide for 50% vesting upon a recipient reaching age 55 with five years of service, and additional vesting in 10% increments for each additional year of service beyond five years, and in all cases full vesting at age 62.

Among our NEOs, only Mr. Deckelman received a Career Share grant in Fiscal Year 2013. The value of his Career Share grant equaled 25% of base salary and AMIP earned (rather than target) for Fiscal 2012. Because no amounts were earned under the Fiscal 2012 AMIP, Mr. Deckelman's award was 4,492 Career Shares, or 25% of his earned salary. In May 2013, at the beginning of Fiscal Year 2014, Messrs. Lawrie, Saleh, Budzinski and Deckelman each received Career Share grants in an amount equal to 25% of their base salary and AMIP earned for Fiscal 2013.

Severance and Change-in-Control Compensation

In order to offer competitive total compensation packages to our executive officers, as well as to ensure the ongoing retention of these individuals, we offer certain post-employment benefits to a select group of executive officers, including our NEOs. The Severance Plan for Senior Management and Key Employees (the "Severance Plan") provides reasonable income and benefits continuity protection to the executive for the limited case in which the employment of the executive officer is terminated without cause or for good reason during a specified window of time following a change in control. The Severance Plan is intended to preserve executive productivity and encourage retention during an actual or potential change in control of the Company. We believe the importance of these benefits increases with the position and level of responsibility of the executive.

In August 2012, after reviewing current market practices, the Committee also adopted an Executive Officer Severance Policy (the "Severance Policy") to provide severance benefits to certain executives whose employment with the Company is terminated by the Company without cause in situations not involving a change in control. The Severance Policy covers those executives reporting directly to the Chief Executive Officer who are Section 16 officers. Additional details regarding the Severance Plan can be found under "Change in Control Termination Benefits" below. An executive who resigns from the Company is not entitled to benefits under the Severance Policy.

Mr. Lawrie does not participate in the Severance Plan, nor is he covered under the Severance Policy. Instead, the Company has entered into an employment agreement with Mr. Lawrie that provides for certain severance payments. Additional details are provided under "Potential Payments Upon Change in Control and Termination of Employment" below.

The Company has entered into non-compete agreements with each of our executive officers other than the CEO. These agreements generally prohibit our executives from competing with CSC for 12 months following any termination of employment, prohibit our executives from soliciting our employees or clients for 24 months following any termination of employment, and contain a non-disclosure provision. We entered into these agreements in an effort to protect vital Company interests. Mr. Lawrie is subject to separate non-compete requirements under the terms of his employment agreement.

Perquisites and Other Benefits

Health Care Benefits CSC provides health care benefits to eligible employees, including medical, dental, life, disability and accident insurance. These benefits are available to all U.S. employees generally, including the NEOs, and are similar to those provided by our peer group. These programs are designed to provide certain basic quality of life benefits and protections.

Perquisites CSC provides certain limited perquisites to senior executives, including the NEOs, in order to enhance their security and productivity. The Compensation Committee reviews the perquisites provided to the NEOs annually as part of its overall review of executive compensation. The Compensation Committee has determined that it is reasonable and competitive to provide relocation benefits to newly hired or relocated executives.

In addition, the CEO may use Company owned or leased aircraft for personal purposes and, at times, is advised to use such aircraft for security reasons even if for personal travel. The CEO is taxed on the value of this usage according to IRS rules and no tax gross-up is provided for personal usage of corporate aircraft. See the notes to the Summary Compensation Table for more information regarding the perquisites provided to the NEOs.

Compensation Framework

Role of Management

The CEO, with the assistance of the Chief Human Resources Officer, conducts an annual review of the total compensation of each executive officer, including the NEOs. The CEO's review includes an assessment of each executive officer's performance, the performance of the individual's respective business or function, executive retention considerations, succession potential and the competitive market. Following such review, the CEO recommends a change in base salary (if any), a change in target annual incentive award (if any), and the target and actual long-term incentive award (if any) for the executive officers to the Compensation Committee.

Prior to his retirement, Mr. Lawrie's predecessor conducted a performance assessment of his senior leadership team, including Mr. Deckelman, on the basis of leadership, strategy and planning, operational excellence, customer relations and talent development. This assessment formed the basis of his recommendations for each element of Fiscal 2013 Target Total Direct Compensation for Mr. Deckelman. For the purpose of setting Fiscal 2014 compensation, Mr. Lawrie conducted a similar performance assessment of his senior leadership team with a focus on each executive's individual performance during Fiscal 2013. Because many of the executives were new to CSC with less than one year to review, this was a baseline assessment.

Role of the Compensation Committee

The Compensation Committee, which is comprised entirely of independent directors, is responsible for overseeing the Company's compensation policies and programs. In fulfilling its responsibilities, the Committee annually reviews general trends in executive compensation, compensation design, and the total value and mix of compensation for our executive officers. This process includes the review and approval of the total direct compensation of each executive officer, taking into consideration internal pay equity, tenure and performance of various executive officers, potential future contributions, succession, and competitive market information. Pursuant to its charter, the Compensation Committee may delegate any of its responsibilities to a subcommittee or to Company employees or others. The Compensation Committee has not delegated its authority for compensation for executive officers. However, the Compensation Committee has delegated authority under CSC's Equity Incentive Plans to the CEO to grant equity awards to senior executives subject to certain limits.

Chief Executive Officer Compensation. The Compensation Committee works directly with its compensation consultant to provide a decision-making framework for setting the CEO's Target Total Direct Compensation. The Committee establishes the goals and objectives relevant to the CEO's compensation and makes a recommendation to the Board for the CEO's compensation. The independent directors of the Board review the Committee's recommendations and determine the CEO's total compensation. This process resulted in Mr. Lawrie's employment agreement of February 7, 2012, which specifies his compensation for Fiscal 2013.

Role of Compensation Consultant

To assist the Compensation Committee in discharging its responsibilities, the Committee has retained an independent compensation consultant. The Committee retained Pay Governance LLC as its independent compensation consultant for the bulk of Fiscal 2013. In November 2012, the Committee retained a new independent compensation consultant, Pearl Meyer & Partners ("PM&P").

Both PM&P and Pay Governance consulted with the Committee on executive compensation matters generally, including advising on trends and best practices in the design, composition and policies of executive compensation programs and providing commentary and advice on management proposals to the Committee. Specifically, during Fiscal 2013, the compensation consultants advised the Committee on:

- Pay practice trends
- Proxy trends
- CEO compensation
- Inducement equity awards
- Non-employee director compensation
- Pay for performance
- Executive severance benefit trends
- Selection of peer group companies; and
- Peer group benchmarking

The compensation consultants also attended most Committee meetings at the request of the Committee Chair. Other than the work performed in Fiscal 2013 for the Compensation Committee, neither Pay Governance nor PM&P provided any consulting services to CSC or its executive officers.

Review of Market Compensation Data

CSC reviews market pay levels and practices for NEOs using a combination of survey data and proxy disclosures on pay for a selected peer group. The Committee reviews the peer group periodically and identified the following companies as CSC's peer group for the purposes of reviewing pay levels as well as practices (the "Peer Group") for Fiscal 2013 through December: Honeywell International Inc.; General Dynamics Corp.; Accenture, plc; Northrop Grumman Corp.; Raytheon Co.; Xerox Corp.; EMC Corporation; L-3 Communications Holdings, Inc.; Texas Instruments, Inc.; Textron, Inc.; SAIC, Inc.; Automatic Data Processing, Inc.; Motorola Solutions, Inc.

The Committee previously chose these companies as our primary peers because they had annual revenues of approximately 50% to 200% of CSC's annual revenue, compete with CSC in the commercial and/or public sector market, share a common core technology which includes information technology services or technical systems, and compete with CSC for executive talent.

In December 2012, the Committee undertook a review of the Peer Group with the assistance of PM&P. The Committee considered several factors in its review, including the market in which the Company competes for executive talent, certain strategic aspects of the Company's turnaround strategy, and stockholder concerns. The Committee determined that including significantly larger companies in the Peer Group was appropriate. Based on the advice of PM&P and input from senior management, the Committee altered the Peer Group by removing Honeywell International Inc. and General Dynamics Corp., and by adding Hewlett-Packard Co., International Business Machines, Microsoft Corp., Dell Inc., Seagate Technology Plc, Fidelity National Information Services and Teradata Corp. Because of variations in revenue size among the Peer Group companies, PM&P regressed compensation data to enhance its comparability.

The final Peer Group of 18 is reflected in the following table. CSC Fiscal Year 2013 Revenue was $15.0 billion, which ranked near the middle of the 13 Size Relevant Peer Companies (median revenue of 13 Size Relevant Peer Companies was $13.2 billion).



Peer Group

Company Name	**Revenue ($ in billions)***
Hewlett-Packard Co.	115.6
International Business Machines	103.2
Microsoft Corp.	76.0
Dell Inc.	56.4
Accenture, plc	28.3
Northrop Grumman Corp.	25.1
Raytheon Co.	24.4
Xerox Corp.	22.2
EMC Corporation	22.0
Seagate Technology Plc	15.4
L-3 Communications Holdings, Inc.	13.2
Texas Instruments, Inc.	12.6
Textron, Inc.	12.2
SAIC, Inc.	11.2
Automatic Data Processing	11.2
Motorola Solutions, Inc.	8.7
Fidelity National Info. Svc., Inc.	5.9
Teradata Corp.	2.6

***Represents reported revenue from April 2012 through March 2013 with the following exceptions:** Hewlett Packard (May 2012 – April 2013); Dell (May 5, 2012 – May 3, 2013); Accenture (March 2012 – February 2013); SAIC (February 2012 – January 2013).

Additional Compensation Policies

In addition to the components of our executive compensation program, we maintain the compensation policies described below.

Policy on Transactions in Company Securities and Related Derivatives

The Board of Directors has adopted a policy prohibiting directors, corporate officers and each employee of CSC or its subsidiaries who are financial insiders, and members of their immediate families, from entering into any transactions in CSC's securities except during announced trading periods, pursuant to a trading plan under Rule 10b5-1 of the Exchange Act or as otherwise permitted by the Company's General Counsel prior to entering any such transaction. In addition, CSC prohibits directors, officers and financial insiders, and members of their immediate families, from derivative security transactions with respect to equity securities of CSC. CSC also discourages persons subject to such policy from margining or pledging CSC stock to secure a loan or purchase shares of CSC stock on margin.

Equity Ownership Guidelines

The Compensation Committee has adopted equity ownership guidelines for senior level executives to encourage them to build their ownership positions in our common stock over time and retain shares they earn through our equity incentive plans. The Compensation Committee believes that stock ownership by our executive officers further aligns their interests with those of long-term stockholders. Under the equity ownership guidelines, each senior level executive has five years from the date he or she becomes subject to such guidelines to achieve the following equity ownership levels:

Position	Stock Value as a Percentage of Base Salary
Chief Executive Officer	700%
Other Named Executive Officers	250 – 400%

The Compensation Committee reviews compliance with the guidelines on an annual basis and considers the amount of common stock held directly or through the Company's Matched Asset Plan (401(k) plan), Career Shares, Performance Share Units and other RSUs in determining whether an executive has achieved his designated equity ownership level. As of the end of Fiscal 2013, all NEOs were in compliance with the ownership guidelines.

Tax Deductibility of Compensation

Section 162(m) of the Internal Revenue Code limits a company's annual tax deduction for compensation to its CEO and its three other highest-paid executive officers employed at year-end (other than the CFO) to $1 million per person, unless, among other things, the compensation is "performance-based," as defined in Section 162(m), and provided under a plan that has been approved by the stockholders. It is our policy to design and administer our compensation program in a tax efficient manner and the Compensation Committee considers the impact of the deduction limitations imposed by Section 162(m) on the Company. As noted above, compensation decisions are made, among other things, to ensure market competitiveness, to reward outstanding performance, and to attract proven talent. Sometimes this results in compensation amounts being non-deductible under Section 162(m). For example, since the CEO's salary is above the $1,000,000 threshold, a portion of his salary and his perquisites are not deductible by the Company. In Fiscal 2013, substantially all such compensation was deductible and the effects of any loss of such deduction were insignificant.

Compensation Recoupment Policy

CSC maintains a compensation recoupment or "clawback" policy that permits the Company to recover performance-based compensation from participants whose fraud or intentional illegal conduct materially contributed to a financial restatement. The policy allows for the recovery of the difference between compensation awarded or paid and the amount which would have been paid had it been calculated based on the restated financial statements, excluding any tax payments. In addition, under the Company's equity grant agreements, employees may be required to forfeit awards or gains if a recipient breaches the non-competition, non-solicitation of employees, or non-disclosure provisions of such agreements.

Contracts and Agreements

Currently, the Company is not a party to any employment agreement with any of the NEOs, other than Mr. Lawrie. The Company and Mr. Lawrie entered into an employment agreement on February 7, 2012, pursuant to which the Company agreed to employ Mr. Lawrie as its President and Chief Executive Officer through March 31, 2017 at a minimum annual base salary of $1,250,000 and an annual bonus with a target opportunity of 150% of base salary and a maximum amount of 300% of base salary. In respect of each fiscal year of the Company which commences during the term of his employment agreement, Mr. Lawrie also will receive time-vesting stock options with an aggregate value equal to 280% of base salary and performance share units with an aggregate value of 420% of base salary, in each case on terms and conditions that are generally consistent with those applicable to awards granted to other senior executive officers of the Company. The employment agreement also provides for the one-time equity inducement award described above. Finally, Mr. Lawrie generally is eligible to participate in the Company's employee benefits plans on the same basis as all other executives. Mr. Lawrie reports directly to the Board of Directors, and his salary and target incentive are subject to annual review and increase by the Board.

Summary Compensation Table

The following table provides information on the compensation of the Named Executive Officers in the Fiscal Years indicated.

Name & Principal Position[1] (a)	Fiscal Year (b)	Salary[2] ($) (c)	Bonus[3] ($) (d)	Stock Awards[4] ($) (e)	Option Awards[5] ($) (f)	Non-Equity Incentive Plan Compensation[6] ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[7] ($) (h)	All Other Compensation[8] ($) (i)	Total ($) (j)
J. Michael Lawrie	2013	1,250,000	–	13,656,687	2,936,580	3,002,000	–	442,921	21,288,188
President and Chief Executive Officer	2012	48,077	–	–	–	–	–	1,442	49,519
Paul N. Saleh	2013	600,385	–	2,365,686	924,616	750,512	–	5,326	4,646,525
Executive Vice President and Chief Financial Officer									
Michael J. Mancuso	2013	106,954	–	–	–	0	–	46,675	153,629
Former Vice President	2012	632,000	–	1,183,716	646,307	0	–	19,728	2,481,751
and Chief Financial Officer	2011	621,154	–	1,322,674	607,435	369,100	–	26,925	2,946,889
Thomas E. Hogan.	2013	457,692	–	2,020,803	3,514,041	456,000	–	81,965	6,530,501
Executive Vice President and General Manager, Global Business Services									
Gary M. Budzinski.	2013	537,500	–	1,320,431	912,630	504,533	–	56,620	3,331,714
Executive Vice President and General Manager, Global Infrastructure Services									
William L. Deckelman, Jr.	2013	536,077	524,000	851,183	461,759	700,446	12,102	45,564	3,119,029
Executive Vice President and General Counsel									

1. Mr. Mancuso retired on May 29, 2012, and Mr. Saleh became Vice President and Chief Financial Officer effective the same date at annual base salary of $700,000. Mr. Saleh's title was later changed to Executive Vice President and Chief Financial Officer. Mr. Budzinski assumed his current role with the Company on June 4, 2012 at annual base salary of $650,000. Mr. Hogan joined CSC on July 30, 2012 at an annual base salary of $680,000. On June 17, 2013, the Company accepted Mr. Hogan's resignation from the Company, which was effective immediately.

2. The amounts shown in Column (c) reflect all salary earned during the fiscal year, whether or not payment was deferred pursuant to the Deferred Compensation Plan or any other plan.

3. The amount shown in Column (d) reflects a one-time retention award granted to Mr. Deckelman in connection with the announced retirement of Mr. Lawrie's predecessor in October 2011 and paid one year later in October 2012.

4. The amounts shown in Column (e) reflect the aggregate grant date fair values computed in accordance with FASB ASC Topic 718 for Performance Share Units, RSUs, and Career Shares (where applicable) granted during the fiscal year. On his retirement, Mr. Mancuso forfeited 35,942 equity awards.

Pursuant to Regulation S-K Item 402(c)(2)(v), the amounts shown exclude the impact of estimated forfeitures. For a discussion of the assumptions made in the valuation of RSUs, reference is made to the section of Note 1 to the Company's consolidated financial statements set forth in the Company's 2013 Annual Report filed on Form 10-K providing details of the Company's accounting under FASB ASC Topic 718. Performance Share Units and RSUs canceled or forfeited during Fiscal 2013 are as follows:

Name	2013 Total Stock Award Cancellations/Forfeitures
Michael J. Mancuso	47,845
William L. Deckelman, Jr.	8,041

Performance Share Units (PSUs) and Service-Vesting RSUs cancelled or forfeited during Fiscal 2013 include:

(i) Fiscal 2010 annual cycle grants of 8,041 PSUs to Mr. Deckelman and 11,903 PSUs to Mr. Mancuso that had a 3-year performance period and paid out at 0% of target based upon the Company's performance

(ii) Fiscal 2012 annual cycle grants of 12,609 PSUs and 12,609 RSUs and Fiscal 2011 annual cycle grant of 10,724 PSUs to Mr. Mancuso that were forfeited upon his retirement.

Stock awards granted consisted of RSUs and Performance Share Units. For all Performance Share Units, the amounts included in Column (e) reflect the value at the grant date based upon the estimated performance during the performance period. Based on grant date values, the maximum value of the Fiscal 2013 stock awards is as follows:

Name	Fiscal 2013 Stock Awards at Maximum Value ($)
J. Michael Lawrie	20,446,564
Paul N. Saleh	3,866,522
Thomas E. Hogan	4,041,606
Gary M. Budzinski	2,640,863
William L. Deckelman, Jr.	1,583,822

5. The amounts shown in Column (f) reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for stock options granted during the fiscal year.

Pursuant to Regulation S-K Item 402(c)(2)(vi), the amounts shown exclude the impact of estimated forfeitures. For a discussion of the assumptions made in the valuation of stock options, reference is made to the section of Note 1 to the Company's consolidated financial statements set forth in the Company's 2013 Annual Report on Form 10-K providing details of the Company's accounting under FASB ASC Topic 718.

Name	2013 Total Stock Option Award Cancellations/Forfeitures
Michael J. Mancuso	19,701

Mr. Mancuso forfeited 19,701 stock options during Fiscal 2013 (the final third of his Fiscal 2012 annual cycle stock option grant).

6. The amounts shown in Column (g) reflect amounts earned during the fiscal year under the AMIP, whether or not payment was deferred pursuant to the Deferred Compensation Plan.

7. The amounts shown in Column (h) for Fiscal 2013 reflect the sum of (i) the aggregate annual change in the actuarial present value of the NEO's accumulated benefit under the Pension Plan, plus (ii) the NEO's above market or preferential earnings during the fiscal year under the Deferred Compensation Plan, if any. Mr. Deckelman is the sole NEO participating in the Pension Plan. Mr. Deckelman is the sole NEO participating in the Deferred Compensation Plan during Fiscal 2013.

Name	Annual Increase in Accumulated Benefit Under Pension Plan at March 29, 2013	Preferential Earnings Under Deferred Compensation Plan During Fiscal Year 2013	Total
William L. Deckelman, Jr.	$10,585	$1,517	$12,102

8. Column (i) includes the total dollar amount of all other compensation, perquisites and other property paid to the NEOs. The Company provided the following perquisites and other personal benefits, or property, to the NEOs, except as otherwise indicated: personal use of Company aircraft (Mr. Lawrie), housing allowance (Mr. Lawrie), commuting expenses (Messrs. Hogan, Budzinski), legal expenses relating to executive employment agreement (Messrs. Lawrie, Hogan) and financial planning services (Messrs. Mancuso, Hogan, Budzinski, Deckelman). In addition, the Company makes matching contributions to the Company's broad-based 401(k) defined contribution plan on behalf of the NEOs. The Company also pays premiums for life insurance policies for the benefit of the NEOs, none of whom has or will receive, or has been allocated, an interest in any cash surrender value under these policies. None of the NEOs received any tax reimbursements during Fiscal Year 2013.

The incremental cost of each perquisite representing more than 10% of the value of all of an executive's perquisites or, if greater, more than $25,000, and the amount of matching contributions to the defined contribution plan and life insurance premiums paid for each NEO in Fiscal Year 2013 are set forth below:

Named Executive Officer (NEO)	Personal Use of Company Aircraft	Employment Agreement Legal Expenses	Commuting Expenses	401(k) Plan Matching Contributions	Basic Life Insurance Premiums
J. Michael Lawrie	$237,469	50,000	–	15,096	$1,524
Paul N. Saleh	–	–	–	4,437	$889
Michael J. Mancuso	–	–	–	2,604	$161
Thomas E. Hogan	–	8,017	$48,694	11,246	$692
Gary M. Budzinski	–	–	$35,449	12,000	$826
William L. Deckelman, Jr.	–	–	–	6,795	$817

The incremental cost of Mr. Lawrie's use of Company aircraft is based on the variable costs to the Company, including fuel costs, on-board catering, landing/ramp fees and other miscellaneous variable costs. This calculation does not include fixed costs which do not change based on usage, such as depreciation, leasing costs, and flight crew salaries.

Matching contributions to the Company's defined contribution plan are subject to a graded vesting scheduled and do not become fully vested until a participant has accrued five years of service.

Summary of CEO Compensation Realized in Fiscal 2013

The table below provides a different perspective on compensation that is supplemental to the information contained in the Summary Compensation Table. This table details the pre-tax amounts realized by Mr. Lawrie during Fiscal 2013 from base salary, annual incentive compensation, and annual cycle and inducement long term equity incentive compensation from which Mr. Lawrie has received cash or vested shares (including dividend equivalents paid on RSUs). It does not include non-qualified deferred compensation or other compensation included in column "i" of the Summary Compensation Table (other than dividend equivalents paid on RSUs) or vested, unexercised stock options.

Mr. Lawrie's employment agreement provides for a one-time inducement equity award in addition to annual cycle long-term equity awards. The inducement equity award was granted to Mr. Lawrie on April 16, 2012 and consisted of 400,000 restricted stock units. Half of this inducement equity award is subject to performance-vesting conditions designed to drive sustained increases in CSC's stock price. This performance-based award vests in four equal tranches of 50,000 shares if specific share price targets are met and sustained (i.e., 20%, 40%, 60%, and 80% share price increases measured by average closing share price over 30 consecutive trading days vs. $28.32, the 3-month average closing CSC stock price measured prior to Mr. Lawrie joining CSC as its CEO on March 19, 2012). Consistent with the anticipated 3-5 year timeframe for the Company's turnaround, these performance targets were designed with a maximum lifespan of 5 years, meaning that any portion of the performance-based award not earned by April 2017 will be forfeited.

Due to the initial success of the Company's turnaround strategy and the increase in CSC's share price, the first three tranches (of the four total tranches) of performance-based inducement RSUs vested during Fiscal 2013. The vesting of this performance-based award represents the largest portion of Mr. Lawrie's realized compensation during Fiscal 2013.

Cash Compensation	Applicable Period	Annual Rate/ Target ($)	Pre-Tax Realized Amount ($)	Explanation
Salary	Fiscal 2013	$1,250,000	$1,250,000	Represents base salary for full Fiscal 2013
Annual Cash Incentive	Fiscal 2013	$1,875,000	$3,002,000	Represents AMIP for Fiscal 2013
Total Cash Compensation		**$3,125,000**	**$4,252,000**	

Equity Compensation	Applicable Period	Award Date Value ($)	Pre-Tax Realized Amount ($)	
Time-Vesting Inducement RSUs	Fiscal 2013	$1,368,000	$2,501,959	A total of 50,000 Time-Vesting Inducement RSUs (representing 25% of the 200,000 RSU grant with a 4-year graded vesting schedule) vested on March 29, 2013. The Pre-Tax Realized Income includes the 79.9% CSC stock price increase from grant date through vesting date plus $40,459 of dividend equivalents, equal to CSC TSR (Total Shareholder Return) of 82.9% during that period.

Equity Compensation	Applicable Period	Award Date Value ($)	Pre-Tax Realized Amount ($)	
Performance-Vesting Inducement RSUs	Fiscal 2013	$3,433,405	$6,500,864	Vesting of the 200,000 Performance-Vesting Inducement RSUs is contingent upon CSC achieving 20%, 40%, 60%, and 80% stock price increases measured over 30 consecutive trading days vs. the Base Price of $28.32 (i.e., 3-month average closing CSC stock price prior to Mike Lawrie joining CSC as its CEO on March 19, 2012). 150,000 PSUs (75% of the entire grant) vested during FY2013. The first tranche of 50,000 Performance-Vesting Inducement RSUs vested on November 29, 2012 when CSC had achieved a 20% stock price increase measured with the average CSC closing share price over 30 consecutive trading days vs. the Base Price of $28.32. The pre-tax realized value from the vesting of this PSU tranche was $1,941,455 (i.e., 50,000 shares X $38.42 CSC closing share price on November 29, 2012 vesting date = $1,921,000 plus Dividend Equivalents of $20,455). The second tranche of 50,000 Performance-Vesting Inducement RSUs vested on January 10, 2013 when CSC had achieved a 40% stock price increase measured with the average closing CSC stock price over 30 consecutive trading days vs. the Base Price of $28.32. The pre-tax realized value from the vesting of this PSU tranche was $2,114,452 (i.e., 50,000 shares X $41.68 CSC closing share price on January 10, 2013 vesting date = $2,084,000 plus Dividend Equivalents of $30,452). The third tranche of 50,000 Performance-Vesting Inducement RSUs vested on March 4, 2013 when CSC had achieved a 60% stock price increase measured with the average closing CSC stock price over 30 consecutive trading days vs. the Base Price of $28.32. The pre-tax realized value from the vesting of this PSU tranche was $2,444,957 (i.e., 50,000 shares X $48.29 CSC closing share price on March 4, 2013 vesting date = $2,414,500 plus Dividend Equivalents of $30,457).
Total Equity Compensation		**$4,801,405**	**$9,002,823**	
Total Realized Compensation		**$7,926,405**	**$13,254,823**	

Grants of Plan-Based Awards

The following table provides information on AMIP awards, RSUs and stock options granted to the NEOs in the Fiscal Year ended March 29, 2013.

Name (a)	Grant Date (b)	Approval Date (c)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] Threshold ($) (d)	Target ($) (e)	Maximum ($) (f)	Estimated Future Payouts Under Equity Incentive Plan Awards[2] Threshold (#) (g)	Target (#) (h)	Maximum (#) (i)	All Other Stock Awards: Number of Shares of Stock or Units (#) (j)	All Other Option Awards: Number of Securities Underlying Options (#) (k)	Exercise or Base Price of Option Awards ($/Sh) (l)	Grant Date Fair Value of Stock and Option Awards ($) (m)
J. Michael Lawrie												
AMIP			937,500	1,875,000	3,750,000	–	–	–	–	–	–	–
RSUs – Service[3]	4/16/2012	2/7/2012	–	–	–	–	–	–	200,000	–	–	5,472,000
RSUs – Performance	5/22/2012	2/7/2012	–	–	–	45,010	180,041	360,082	–	–	–	4,751,282
RSUs – Performance[4]	4/16/2012	2/7/2012	–	–	–	50,000	125,490	200,000	–	–	–	3,433,405
Stock Options	4/16/2012	2/7/2012	–	–	–	–	–	–	–	403,859	27.36	2,936,580
Paul N. Saleh												
AMIP			300,192	600,385	900,577	–	–	–	–	–	–	–
RSUs – Service[5]	6/15/2012	5/14/2012	–	–	–	–	–	–	35,000	–	–	864,850
RSUs – Performance	6/15/2012	5/14/2012	–	–	–	15,185	60,738	121,476	–	–	–	1,500,836
Stock Options	6/15/2012	5/14/2012	–	–	–	–	–	–	–	139,130	24.71	924,616
Michael J. Mancuso												
AMIP	–	–	–	–	–	–	–	–	–	–	–	–
RSUs – Service	–	–	–	–		–	–	–	–	–	–	–
RSUs – Performance	–	–	–	–	–	–	–	–	–	–	–	–
RSUs - Career Shares	–	–	–	–	–	–	–	–	–	–	–	–
Thomas E. Hogan												
AMIP			306,654	613,308	915,385	–	–	–	–	–	–	–
RSUs – Performance	8/15/2012	7/27/2012	–	–	–	16,120	64,480	128,960	–	–	–	2,020,803
Stock Options[6]	8/15/2012	7/27/2012	–	–	–	–	–	–	–	409,765	31.34	3,514,041
Gary M. Budzinski												
AMIP			268,750	537,500	806,250	–	–	–	–	–	–	–
RSUs – Performance	7/16/2012	6/26/2012	–	–	–	14,145	56,598	113,196	–	–	–	1,320,431
Stock Options	7/16/2012	6/26/2012	–	–	–	–	–	–	–	140,288	23.33	912,630
William L. Deckelman, Jr.												
AMIP			269,850	539,700	809,550	–	–	–	–	–	–	–
RSUs – Performance	5/22/2012	5/14/2012	–	–	–	6,941	27,762	55,524	–	–	–	732,639
RSUs – Career Shares[7]	5/22/2012	5/14/2012	–	–	–	–	–	–	4,492	–	–	118,544
Stock Options	5/22/2012	5/14/2012	–	–	–	–	–	–	–	63,569	26.39	461,759

1. The amounts shown in Columns (d), (e) and (f) reflect the threshold, target and maximum amounts which could be earned under the AMIP for Fiscal 2013. Actual amounts earned for Fiscal 2013 under the AMIP are set forth in column (g) of the Summary Compensation Table.

2. Other than the Performance-Vesting Inducement RSUs for Mr. Lawrie, the number of shares which vest ranges from 25% of the target shares if Fiscal 2013 or Fiscal 2014 Earnings Per Share threshold is met, to a maximum of 200% of the target shares if Fiscal 2015 Earnings Per Share maximum is achieved. The threshold number contained in Column (g) represents achievement of 25% of target, but the actual payment could range to zero.

3. Represents Mr. Lawrie's Time-Vesting Inducement RSUs, which vest in four equal tranches on the last day of each of the Company's 2013 through 2016 Fiscal Years, subject to Mr. Lawrie's continued employment on the vesting date.

4. Represents Mr. Lawrie's Performance-Vesting Inducement RSUs, which vest in four equal tranches based on sustained increases in the trading price of the Company's common stock on or before March 31, 2017. The target amount shown in Column (h) was determined by first calculating a fraction, the numerator of which is the grant date fair value of the inducement award, as computed in accordance with FASB ASC Topic 718, and the denominator of which is the product of (i) the grant date trading price of the Company's common stock, and (ii) the maximum number of shares available under the award. The resulting fraction is then multiplied by the maximum number of shares under the award to determine the target amount.

5. Represents a one-time inducement equity award granted to Mr. Saleh when he joined CSC, which vests on the third anniversary of the grant date, subject to Mr. Saleh's continued employment on the vesting date.

6. Includes a one-time inducement equity award of 250,000 stock options granted to Mr. Hogan when he joined CSC. Mr. Hogan received these options in lieu of his participating in the Company's Career Shares program. On June 17, 2013, the Company accepted Mr. Hogan's resignation from the Company, which was effective immediately.

7. Career Shares granted in Fiscal 2013 were RSUs that vest upon the executive reaching age 65, or age 55 or older with at least 10 years of service, or as otherwise determined by the Compensation Committee. They are settled in shares of CSC stock at the rate of 10% of the shares granted on each of the first ten anniversaries of the executive's retirement date.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information on unexercised stock options and unvested RSUs held by the NEOs on March 29, 2013.

		Option Awards				Stock Awards			
Name (a)	**Grant Date**	**Number of Securities Underlying Unexercised Options (#) Exercisable (b)**	**Number of Securities Underlying Unexercised Options (#) Unexercisable (c)**	**Option Exercise Price ($) (d)**	**Option Expiration Date (e)**	**Number of Shares or Units of Stock That Have Not Vested (#) (f)**	**Market Value of Shares or Units of Stock That Have Not Vested[1] ($) (g)**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[2] (#) (h)**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1,2] ($) (i)**
J. Michael Lawrie	5/22/2012	–	–	–	–	–	–	45,010[3]	2,215,842
	4/16/2012	134,620[4]	269,239[5]	27.36	4/16/2022	–	–	–	–
	4/16/2012	–	–	–	–	150,000[6]	7,384,500	–	–
	4/16/2012	–	–	–	–	–	–	50,000[7]	2,461,500
Paul N. Saleh	6/15/2012	–	139,130[8]	24.71	6/15/2022	–	–	–	–
	6/15/2012	–	–	–	–	–	–	15,184[3]	747,508
	6/15/2012	–	–	–	–	35,000[9]	1,723,050	–	–

Name (a)	Grant Date	Option Awards: Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Option Awards: Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Option Awards: Option Exercise Price ($) (d)	Option Awards: Option Expiration Date (e)	Stock Awards: Number of Shares or Units of Stock That Have Not Vested (#) (f)	Stock Awards: Market Value of Shares or Units of Stock That Have Not Vested[1] ($) (g)	Stock Awards: Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[2] (#) (h)	Stock Awards: Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1,2] ($) (i)
Michael J. Mancuso	6/20/2011	39,404[10]	–	38.55	5/31/2017	–	–	–	–
	5/25/2010	42,511[11]	–	48.22	5/31/2017	–	–	–	–
	5/26/2009	38,931[12]	–	42.12	5/26/2019	–	–	–	–
	1/15/2009	32,091[12]	–	36.66	1/15/2019	–	–	–	–
Thomas E. Hogan	8/15/2012	–	159,765[12]	31.34	8/15/2022	–	–	–	–
	8/15/2012	–	250,000[13]	31.34	8/15/2022	–	–	–	–
	8/15/2012	–	–	–	–	–	–	16,120[3]	793,588
Gary M. Budzinski	7/16/2012	–	140,288[12]	23.33	7/16/2022	–	–	–	–
	7/16/2012	–	–	–	–	–	–	14,149[3]	696,555
William L. Deckelman, Jr.	5/22/2012	–	63,569[12]	26.39	5/22/2022	–	–	–	–
	5/22/2012	–	–	–	–	–	–	6,941[3]	341,705
	5/22/2012	–	–	–	–	4,492[14]	221,141	–	–
	6/20/2011	12,252[12]	24,502[12]	38.55	6/20/2021	–	–	–	–
	6/20/2011	–	–	–	–	–	–	784[15]	38,596
	6/20/2011	–	–	–	–	7,841[9]	386,012	–	–
	6/20/2011	–	–	–	–	4,561[14]	224,538	–	–
	5/25/2010	15,665[12]	7,832[12]	48.22	5/25/2020	–	–	–	–
	5/25/2010	–	–	–	–	5,928[9]	291,835	–	–
	5/25/2010	–	–	–	–	5,051[14]	248,661	–	–
	5/25/2010	–	–	–	–	–	–	593[16]	29,193
	5/26/2009	26,300[12]	–	42.12	5/26/2019	–	–	–	–
	5/26/2009	–	–	–	–	6,801[14]	334,813	–	–
	5/27/2008	21,879[12]	–	48.61	5/27/2018	–	–	–	–
	5/27/2008	–	–	–	–	1,024[14]	50,412	–	–
	2/15/2008	8,333[12]	–	44.91	2/15/2018	–	–	–	–

1. As required by Regulation S-K Item 402(f)(2), the market value of Service RSUs shown in Column (g) and Performance Share Units shown in Column (i) is based on the $49.23 closing market price of CSC common stock on March 28, 2013. The stock market was closed on the last date of Fiscal 2013.

2. As required by Regulation S-K Item 402(f)(2), the number of unearned Performance Share Units and the market value of unearned Performance Share Units shown in Columns (h) and (i) are based on achieving threshold performance goals, which would result in a payout equal to 25% of the target payout for annual cycle grants issued during Fiscal Year 2013 provided that the threshold Basic EPS target is achieved during Fiscal Year 2013. For Performance Share Units granted during Fiscal Years 2011 and 2012, threshold performance achievement would result in a payout equal to 10% of the target payout.

3. Represents unearned Performance Share Units that vest, subject to satisfaction of performance conditions of the Company's performance for Fiscal 2015. Vesting may occur earlier if the Company's performance is at or above the threshold level of performance during Fiscal 2013. On May 15, 2013, the Compensation Committee determined that the threshold metrics had been achieved. Thus, 25% of the target units were earned and paid during the first quarter of Fiscal 2014.

4. One-third of the grant vested on March 19, 2013.

5. Represents two-thirds of the grant, which vests on the second and third anniversaries of Mr. Lawrie's hire date, March 19, 2014 and March 19, 2015, respectively.

6. Represents Mr. Lawrie's Inducement Service RSUs. One-fourth vests on the final day of each of the four fiscal years following the grant date. The remaining vesting dates are March 28, 2014, April 3, 2015, and April 1, 2016, respectively.

7. Represents one-fourth of Mr. Lawrie's Performance-Vesting Inducement RSUs, which will vest on or before March 31, 2017, solely upon satisfaction of the performance conditions set forth in the award agreement. A total of 150,000 units vested in Fiscal 2013, with 50,000 units vesting on each of the following dates: November 29, 2012, January 10, 2013, and March 4, 2013, respectively.

8. Represents 100% of Mr. Saleh's annual grant. One-third vests on each of the first three anniversaries of the grant date, June 15, 2013, June 15, 2014, and June 15, 2015, respectively.

9. Represents a one-time inducement award of Service RSUs that vest on the third anniversary of the grant date.

10. The amount reflected represents two-thirds of the grant, which vested on May 29, 2012 in connection with Mr. Mancuso's retirement.

11. One-third of the grant vested on each of May 25, 2011, and May 25, 2012, respectively, while the remainder vested on May 29, 2012 pursuant to Mr. Mancuso's retirement. See "Termination Provisions Applicable to Mr. Mancuso" below for a discussion regarding payments made to Mr. Mancuso as a result of his retirement.

12. One-third of the grant vests on each of the first three anniversaries of the grant date.

13. Represents Mr. Hogan's inducement grant that was awarded in lieu of Career Shares. Absent a termination of employment, these options vest on the fourth anniversary of the grant date. On June 17, 2013, the Company accepted Mr. Hogan's resignation from the Company, which was effective immediately.

14. Represents Career Shares that will vest on January 14, 2018.

15. Represents threshold performance that would result in a payout equal to 10% of the target payout for the Fiscal 2012 Performance Share Units for the Fiscal 2012-2014 performance cycle.

16. Represents threshold performance that would result in a payout equal to 10% of the target payout for the Fiscal 2011 Performance Share Units. None of the Fiscal 2011 Performance Share Units vested due to the Company's performance for the Fiscal 2011-2013 performance cycle.

Option Exercises and Stock Vested

The following table provides information on stock options held by the NEOs that were exercised and RSUs held by the NEOs that vested, during the Fiscal Year ended March 29, 2013.

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting[1] (#) (d)	Value Realized on Vesting ($) (e)
J. Michael Lawrie	—	—	200,000	8,881,000
Paul N. Saleh	—	—	—	—
Michael J. Mancuso[2]	—	—	22,627	609,623
Thomas E. Hogan	—	—	—	—
Gary M. Budzinski	—	—	—	—
William L. Deckelman, Jr.	—	—	11,752	392,439

1. Reflects the gross number of underlying shares for restricted stock units on the vest date. For Mr. Lawrie, these shares represent the partial vesting of his Performance-Vesting Inducement RSUs and Time-Vesting Inducement RSUs. The total number of shares acquired and the value realized net of shares withheld for tax payment to each of the Named Executive Officers are as follows:

Name	# of Shares Issued on Vesting	Value Realized on Vesting ($)
J. Michael Lawrie	112,782	4,974,331
Paul N. Saleh	—	—
Michael J. Mancuso	15,487	417,308
Thomas E. Hogan	—	—
Gary M. Budzinski	—	—
William L. Deckelman, Jr.	7,919	263,742

2. Includes 7,417 net shares that were issued upon settlement of RSUs that vested as of May 29, 2012, Mr. Mancuso's retirement date. Settlement of the underlying shares was subject to a six-month delay pursuant to Internal Revenue Code Section 409A.

Pension Benefits

Mr. Deckelman is the only NEO who participates in the Company's tax-qualified Pension Plan. The following table provides information on the actuarial value of Mr. Deckelman's accumulated benefit under the Pension Plan as of March 29, 2013, as applicable, determined using the assumptions set forth in Note 12 of the Company's 2013 Annual Report filed on Form 10-K.

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c)	Present Value of Accumulated Benefit ($) (d)	Payments During Last Fiscal Year ($) (e)
William L. Deckelman, Jr.	Pension Plan	5	93,471	–

The Pension Plan is a contributory, career average defined benefit pension plan. The Pension Plan generally provides for annual retirement benefits, calculated on a single life annuity basis, equal to 2.25% of the participant's base salary during all years of participation. The Pension Plan was "frozen" for most participants, including Mr. Deckelman, effective July 10, 2009, and no new accruals have occurred after that date.

Pursuant to Internal Revenue Code requirements, the maximum benefits payable under the Pension Plan and the maximum base salary used to compute Pension Plan benefits are limited each year. For calendar year 2013, the maximum annual benefit is $205,000 and the maximum base salary is $255,000.

Fiscal Year 2013 Nonqualified Deferred Compensation

The Deferred Compensation Plan is an unfunded, nonqualified plan which permits participants to defer U.S. federal and most state income tax on all or part of their annual cash incentive award, all or part of their annual base salary, or amounts payable in cash to non-employee directors for board services. Prior to the 2013 calendar year, employee participants were permitted to defer salary only in excess of a specified annual amount ($245,000 for calendar year 2011 and $250,000 for calendar year 2012).

Amounts deferred under the plan were credited each year with a specified rate of return. For periods prior to 2013, this rate equaled the 120 month rolling average yield to maturity of the Merrill Lynch U.S. Corporate, A Rated, 15+ Years Index, calculated as of December 31 of the preceding year. Effective January 1, 2013, in a change to align to market practice, each participant is required to select from among four notional investment options, and deferred amounts are credited with earnings based on the participant's investment choices. The notional investment options mirror actual investment options offered under the Company's broad-based 401(k) defined contribution plan.

Participants elect when they wish to receive distributions of their Deferred Compensation Plan account balances upon termination of employment, death, disability, change in control or a date certain. There is a potential six-month delay in payments under the Deferred Compensation Plan to certain specified employees (as determined under Section 409A of the Internal Revenue Code) for amounts deferred on or after January 1, 2005 (as determined under Section 409A). The Deferred Compensation Plan provides for the crediting of earnings during any such payment delay period.

The following table summarizes, for each NEO, the contributions and earnings under the Deferred Compensation Plan in Fiscal Year 2013 and the aggregate account balance as of March 29, 2013.

Name (a)	Executive Contributions in Last FY ($) (b)	Aggregate Earnings in Last FY ($) (c)	Aggregate Withdrawals/ Distribution ($) (d)	Aggregate Balance at Last FYE($) (e)
J. Michael Lawrie	—	—	—	—
Paul N. Saleh	—	—	—	—
Michael J. Mancuso	—	—	—	—
Thomas E. Hogan	—	—	—	—
Gary M. Budzinski	—	—	—	—
William L. Deckelman, Jr.	—	4,593	—	65,147

The Summary Compensation Table provides for each of the NEOs preferential earnings, if any, during the fiscal year under the Deferred Compensation Plan. In this proxy statement, such amounts (which are a subset of the amounts set forth in Column (c) of this table) are included in Column (h) of the Summary Compensation Table and are described in note 7 to that table. The Executive Contributions set forth on Column (b) of this table are not reported as compensation in the Summary Compensation Table.

Potential Payments Upon Change in Control and Termination of Employment

We offer certain post-employment benefits to a select group of executive officers, including our NEOs. With the exception of the CEO, these post-employment benefits are limited to the payments and benefits provided under the Severance Plan for Senior Management and Key Employees (the "Severance Plan") and, new for Fiscal 2013, the Executive Severance Policy (the "Severance Policy"). Mr. Lawrie does not participate in the Severance Plan or the Severance Policy; however, he is entitled to certain post-employment benefits under his employment agreement. The post-employment benefits for our NEOs are described below.

Mr. Mancuso retired from the Company effective May 29, 2012, the date Mr. Saleh assumed the role of CFO. Potential payments to Mr. Mancuso upon a change in control or termination of employment are not described in the sections below. Instead, payments actually made to Mr. Mancuso as a result of his termination are described separately under "Termination Provisions Applicable to Mr. Mancuso" below.

Change in Control Termination Benefits

The table below reflects the value of compensation and benefits that would become payable to each of the NEOs under plans and arrangements existing as of March 29, 2013, if a change in control had occurred on that date and, in circumstances explained below, the executive's employment had terminated. These amounts are reported based upon the executive's compensation and service levels as of such date and, if applicable, and in accordance with SEC regulations, based on the Company's closing stock price of $49.23 on March 28, 2013 (the stock market was closed on the last date of Fiscal Year 2013). These benefits are in addition to benefits available prior to the occurrence of any termination of employment, including under then-exercisable stock options, retirement plans and deferred compensation plans, and benefits available generally to salaried employees, such as distributions under the Company's broad based 401(k) plan.

The actual amounts that would be paid upon a NEO's termination of employment in connection with a change in control can be determined only at the time of any such event. Due to the number of factors that affect the nature and amount of any benefits provided upon such an event, any actual amounts paid or distributed may be higher or lower than reported below. Factors that could affect these amounts include the timing during the year of any such event, the Company's stock price and the executive's age and service.

The benefits payable as a result of a change in control as reported in the columns of this table are as follows:

- Cash Severance Benefit: Under the Severance Plan and Mr. Lawrie's employment agreement, upon an involuntary termination or a voluntary termination for good reason following a change in control (and, in the case of executives other than Mr. Lawrie, within a specified number of years following a change in control), executives are paid a multiple of base salary plus average annual earned/paid AMIP;

- Pro-Rata Bonus: Mr. Lawrie's employment agreement provides that, in the event of an involuntary termination or termination for good reason following a change in control, Mr. Lawrie also will receive a pro-rata annual bonus for the year in which the termination occurs based on his target bonus for the fiscal year in which the termination occurs;

- Benefits Continuation: The Severance Plan and Mr. Lawrie's employment agreement provide that upon an involuntary termination for good reason following a change in control (and, in the case of executives other than Mr. Lawrie, within a specified number of years following a change in control), executives also receive the continuation of certain health and welfare benefits for a specified period following the termination of employment.

- Equity Awards: The amounts reported in the table below are the intrinsic value of stock options and RSU awards (including Performance Share Units and Career Shares) that vest upon a change in control regardless of whether the executive officer's employment terminates; and

- Excise Tax and Gross Up: The Severance Plan provides that the Company would reimburse participants for all excise taxes they would be required to pay as a consequence of a change in control. None of the NEOs is entitled to an excise tax gross up. To the extent that any payments or benefits provided to Severance Plan participants or to Mr. Lawrie (under his employment agreement) constitute "excess parachute payments" under Section 280G of the Internal Revenue Code, these payments will be reduced to the maximum amount that the executive may receive without becoming subject to the excise tax imposed under Section 4999 of the Code if it is determined that the executive would retain more, on an after-tax basis, having such payments so reduced.

Additional information regarding the conditions under which these benefits are payable and the definitions used under the arrangements for determining whether an event triggering the benefit has occurred are discussed further following the table. Mr. Mancuso retired from the Company on May 29, 2012, and therefore is not included in this table.

Name	Cash Severance Benefit[1] ($)	Misc. Benefits Continuation ($)	Early Vesting of: Stock Options[2] ($)	Early Vesting of: Time Vesting RSUs[2] ($)	Early Vesting of: PSUs[2] ($)	Total Payments ($)	Excise Tax Paid By NEO[3] ($)	Net Payments[3] ($)
J. Michael Lawrie	6,250,000	47,568	875,517	1,861,832	8,863,418	**17,898,335**	2,945,467	**14,952,868**
Paul N. Saleh	2,800,000	36,168	599,546	457,888	2,990,132	**6,883,734**	1,242,474	**5,641,260**
Thomas E. Hogan[4]	3,182,400	46,992	1,975,294	—	3,174,350	**8,379,036**	1,543,585	**6,835,451**
Gary M. Budzinski	2,600,000	46,920	533,864	—	2,786,320	**5,967,104**	1,071,233	**4,895,871**
William L. Deckelman, Jr.	1,668,533	35,688	204,998	716,978	2,044,571	**4,670,768**	687,449	**3,983,319**
Totals	**16,500,933**	**213,336**	**4,189,219**	**3,036,698**	**19,858,791**	**43,798,977**	**7,490,208**	**36,308,769**

1. For Mr. Deckelman, the cash severance was calculated using Fiscal 2013 base salary and a three-year average AMIP payout (i.e., for Fiscal Years 2010-2012). For all other NEOs, Fiscal 2013 base salary and target bonus were used.

2. The intrinsic value of RSUs and PSUs, per share is equal to the closing market price of CSC common stock on March 28, 2013 ($49.23). The stock market was closed on the last date of Fiscal Year 2013. The intrinsic value of a stock option, per share, is equal to the excess of (a) the closing market price of CSC common stock on March 28, 2013, over (b) the options exercise price per share. All outstanding PSUs (except for the Mr. Lawrie's Performance-Vesting Inducement RSUs) were assumed to vest at target upon a change-in-control. Because the change-in-control vesting criterion for Mr. Lawrie's Performance-Vesting Inducement RSUs had not been met on March 28, 2013 (i.e., the pre-specified target stock price of $50.98 for the final tranche of 50,000 RSUs exceeded the March 28, 2013 closing CSC stock price of $49.23), the remaining unvested tranche of 50,000 RSUs would be forfeited upon a change-in-control.

3. Reducing the full payment to each NEO such that the executive would not be subject to the excise tax imposed under Section 4999 of the Code would result in a smaller overall payment than if the executive was subject to the excise tax on the full payment. The final payment, net of excise taxes, therefore is shown above.

4. On June 17, 2013, the Company accepted Mr. Hogan's resignation, which was effective immediately.

Severance Plan for Senior Management and Key Employees. Each of the NEOs other than Mr. Lawrie participates in the Severance Plan, which provides certain benefits to participants in the event of a Change of Control (as defined below) of the Company. If there were a Change of Control and any of them either:

- had a voluntary termination of employment for Good Reason (as defined below) within two years afterward, or

- had an involuntary termination of employment, other than for death, disability or Cause (as defined below), within three years afterward,

then he would receive a one-time payment and certain health and welfare benefits during a specified period after termination. The amount of the one-time payment is equal to two times the participant's then-current annual base salary plus the average of the three most recent annual AMIP awards paid or determined (or, for NEOs employed by the Company for less than one year, the target AMIP award for the fiscal year). The number of years after termination of employment during which a participant would receive health and welfare benefits is equal to the same applicable multiple.

There is a potential six-month delay in payments and benefits provided under the Severance Plan to certain specified employees (as determined under Section 409A). The Severance Plan provides for the crediting of interest during any such payment or benefits delay period.

For purposes of the Severance Plan, the following definitions apply:

- "Change of Control" means the consummation of a "change in the ownership" of the Company, a "change in effective control" of the Company or a "change in the ownership of a substantial portion of the assets" of the Company, in each case, as defined under Section 409A of the Internal Revenue Code.
- A participant's termination of employment with the Company is deemed for "Good Reason" if it occurs within six months of any of the following without the participant's express written consent:
    - A substantial change in the nature, or diminution in the status, of the participant's duties or position from those in effect immediately prior to the Change of Control;
    - A reduction by the Company in the participant's annual base salary as in effect on the date of a Change of Control or as in effect thereafter if such compensation has been increased and such increase was approved prior to the Change of Control;
    - A reduction by the Company in the overall value of benefits provided to the participant, as in effect on the date of a Change of Control or as in effect thereafter if such benefits have been increased and the increase was approved prior to the Change of Control;
    - A failure to continue in effect any stock option or other equity-based or non-equity based incentive compensation plan in effect immediately prior to the Change of Control, or a reduction in the participant's participation in any such plan, unless the participant is afforded the opportunity to participate in an alternative incentive compensation plan of reasonably equivalent value;
    - A failure to provide the participant the same number of paid vacation days per year available to him or her prior to the Change of Control, or any material reduction or the elimination of any material benefit or perquisite enjoyed by the participant immediately prior to the Change of Control;
    - Relocation of the participant's principal place of employment to any place more than 35 miles from the participant's previous principal place of employment;
    - Any material breach by CSC of any provision of the Severance Plan or of any agreement entered into pursuant to the Severance Plan or any stock option or restricted stock agreement;
    - Conduct by the Company, against the participant's volition, that would cause the participant to commit fraudulent acts or would expose the participant to criminal liability; or
    - Any failure by the Company to obtain the assumption of the Severance Plan or any agreement entered into pursuant to the Severance Plan by any successor or assign of CSC;

provided that for purposes of bullets 2 through 5 above, "Good Reason" will not exist (i) if the aggregate value of all salary, benefits, incentive compensation arrangements, perquisites and other compensation is reasonably equivalent to the aggregate value of salary, benefits, incentive compensation arrangements, perquisites and other compensation as in effect immediately prior to the Change of Control, or as in effect thereafter if the aggregate value of such items has been increased and such increase was approved prior to the Change of Control, or (ii) if the reduction in aggregate value is due to reduced performance by the Company, the operating unit of the Company for which the participant is responsible, or the participant, in each case applying standards reasonably equivalent to those utilized by the Company prior to the Change of Control.

- "Cause" means:
  - fraud, misappropriation, embezzlement or other act of material misconduct against the Company or any of its affiliates;
  - conviction of a felony involving a crime of moral turpitude;
  - willful and knowing violation of any rules or regulations of any governmental or regulatory body material to the business of the Company; or
  - substantial and willful failure to render services in accordance with the terms of the Severance Plan (other than as a result of illness, accident or other physical or mental incapacity), provided that (i) a demand for performance of services has been delivered to the participant in writing by or on behalf of CSC's Board of Directors at least 60 days prior to termination identifying the manner in which the Board believes that the participant has failed to perform and (ii) the participant has thereafter failed to remedy such failure to perform.

Vesting of Equity Awards Upon Change in Control. All stock options and RSUs held by the NEOs provide for accelerated vesting upon a Change in Control (as defined in the Severance Plan above), although in some cases the accelerated vesting can be prevented by action of the Compensation Committee. Stock options and RSUs, including Performance Share Units and Career Shares provide for accelerated vesting upon a Change in Control, defined as a change in ownership of the Company, a change in effective control of the Company or a change in the ownership of a substantial portion of the assets of the Company, in each case as defined in Section 409A of the Internal Revenue Code.

Termination Benefits Unrelated to Change in Control

The table below reflects the value of compensation and benefits that would become payable to each of the NEOs under plans and arrangements existing as of March 29, 2013, if their employment had been terminated by the Company without cause on that date in the circumstances explained below. These amounts are reported based upon the executive's compensation and service levels as of such date and, if applicable, in accordance with SEC regulations, based on the Company's closing stock price of $49.23 on March 28, 2013 (the stock market was closed on the last date of Fiscal Year 2013). These benefits are in addition to benefits available prior to the occurrence of any termination of employment, including under then-exercisable stock options, retirement plans and deferred compensation plans, and benefits available generally to salaried employees, such as distributions under the Company's broad based 401(k) plan.

The actual amounts that would be paid upon a NEO's termination of employment absent a change in control can be determined only at the time of any such event. Due to the number of factors that affect the nature and amount of any benefits provided upon such an event, any actual amounts paid or distributed may be higher or lower than reported below. Factors that could affect these amounts include the timing during the year of any such event, the Company's stock price and the executive's age and service.

The benefits payable as a result of a termination of employment as reported in the columns of this table are as follows:

- Cash Severance Benefit: Under the Severance Policy and Mr. Lawrie's employment agreement, upon an involuntary termination without cause (or, in Mr. Lawrie's case, a voluntary termination for good reason), executives are paid a multiple of base salary (plus, in Mr. Lawrie's case, his target annual bonus under the AMIP).

- Pro-Rata Bonus: The Severance Policy and Mr. Lawrie's employment agreement provide that, in the event of an involuntary termination without cause (or, in Mr. Lawrie's case, termination for good reason), executives also will receive a pro-rata annual bonus for the year in which the termination occurs based on actual performance;

- Benefits Continuation: The Severance Policy and Mr. Lawrie's employment agreement provide that upon an involuntary termination without cause, executives also receive the continuation of certain health and welfare benefits for a specified period following the termination of employment; and

- Equity Awards: The amounts reported in the table below are the intrinsic value of stock options and RSU awards (including Performance Share Units and Career Shares) that would vest upon a termination of the executive officer's employment. Of the stock options held by NEOs, only Mr. Hogan's inducement stock option award vests upon a termination of employment, as explained below.

A resignation does not qualify for benefits under the Severance Policy.

Additional information regarding the conditions under which these benefits are payable and the definitions used under the arrangements for determining whether an event triggering the benefit has occurred are discussed further following the table.

			Early vesting of:		
Name	**Cash Severance Benefit ($)**[1]	**Benefits Continuation ($)**[2]	**Stock Options ($)**[3]	**RSUs ($)**[3]	**Aggregate Payments ($)**
J. Michael Lawrie	9,252,000	33,372	0	7,384,500	16,669,872
Paul N. Saleh	1,450,512	16,999	0	1,723,050	3,190,561
Michael J. Mancuso[4]	n/a	n/a	n/a	n/a	n/a
Thomas E. Hogan[5]	1,136,000	22,455	1,789,000	0	2,947,455
Gary M. Budzinski	1,154,533	22,455	0	0	1,176,988
William L. Deckelman, Jr.	1,240,146	16,999	0	0	1,257,145
Totals	**14,233,191**	**112,280**	**1,789,000**	**9,107,550**	**25,242,021**

1 Mr. Lawrie is entitled to two times base salary plus target bonus, plus a pro-rata bonus for the year of employment termination. Every other NEO is entitled to 12 months of base salary continuation plus a pro-rata bonus for the year of employment termination. For purposes of this disclosure, the annual bonus actually paid for Fiscal 2013 is used as the pro-rata bonus described above.

2 Mr. Lawrie is entitled to 18 months of Company-subsidized COBRA continuation coverage, while the other NEOs are entitled to 12 months of Company-subsidized COBRA continuation coverage.

[3] The intrinsic value of each RSU (including Performance Share Units, Service-Vesting RSUs, and Career Shares) is equal to the closing CSC stock price on March 28, 2013 ($49.23), because the NYSE was closed on March 29, 2013, CSC's fiscal year end date. The intrinsic value of a stock option is equal to the excess of (a) the closing CSC stock price on March 28, 2013 ($49.23) over (b) the exercise price of the option. For Mr. Lawrie, these amounts do not include the Inducement Service-Vesting RSUs that vested on March 29, 2013, nor do they include 150,000 of the Performance-Vesting RSUs, which vested before March 29, 2013.

[4] Mr. Mancuso retired from CSC on May 29, 2012, before the Fiscal 2013 closing date of March 29, 2013 on which the data in this table are effective.

[5] On June 17, 2013, the Company accepted Mr. Hogan's resignation, which was effective immediately. Mr. Hogan was not entitled to any payments under the Severance Policy.

Executive Officer Severance Policy. In August 2012, the Company also adopted an Executive Officer Severance Policy (the "Severance Policy") to provide severance benefits to certain executives whose employment with the Company is terminated in situations not involving a change in control. The Severance Policy covers only those executive officers reporting directly to the Chief Executive Officer who are subject to Section 16 of the 1934 Act.

Upon termination of employment by the Company without cause (as defined in the Severance Policy), each covered executive would receive 12 months of base salary continuation, paid in installments, and 12 months of Company-provided COBRA premiums. Terminated executives also are eligible to receive a pro-rata portion of the AMIP award earned for the year of termination, subject to approval by the Committee.

Vesting of Equity Awards Upon Terminations of Employment. All annual equity awards provide for accelerated vesting (unless the Compensation Committee determines otherwise) upon retirement, other than for Cause (as defined below), at age 62 or older with at least ten years of service (and, in the case of performance share units, provided the executive's retirement date is more than one year after the grant date). Stock options that are vested but unexercised at the time of employment termination remain exercisable until the earlier of (a) the option expiration date or (b) the fifth anniversary of employment termination (for terminations due to death or permanent disability and all terminations at age 62 or older other than for Cause), or three months after employment termination (for all other terminations). "Cause" means:

- fraud, misappropriation, embezzlement or other act of material misconduct against the Company or any of its affiliates;
- conviction of a felony involving a crime of moral turpitude;
- willful and knowing violation of any rules or regulations of any governmental or regulatory body material to the business of the Company; or
- substantial and willful failure to render services in accordance with the terms of his or her employment (other than as a result of illness, accident or other physical or mental incapacity), provided that (i) a demand for performance of services has been delivered to the Employee in writing by the Employee's supervisor at least 60 days prior to termination identifying the manner in which such supervisor believes that the Employee has failed to perform and (ii) the Employee has thereafter failed to remedy such failure to perform.

Annual stock option awards granted to Mr. Lawrie contain special exercise provisions and the one-time inducement equity award he received in Fiscal 2013 contains additional vesting provisions. These special provisions are described below in connection with his employment agreement.

The one-time inducement equity awards granted to Messrs. Saleh and Hogan in Fiscal 2013 also contain modified vesting provisions. In addition to vesting upon death or disability, Mr. Saleh's inducement equity award of restricted stock units will vest if the Company terminates his employment without Cause. The inducement stock options granted to Mr. Hogan in Fiscal 2013 also vest upon death or disability. In addition,

100,000 of the 250,000 options will vest if Mr. Hogan's employment is terminated prior to August 15, 2016 in certain circumstances. Stock options that are vested but unexercised upon termination of employment remain exercisable until the earlier of (a) the option expiration date or (b) three months after employment termination. For terminations due to death or disability or retirement at age 62 or older (other than for terminations for cause) options remain exercisable until the earlier of (a) the option expiration date or (b) the fifth anniversary of termination.

There are provisions in the award agreements for all stock options and RSUs (including Performance Share Units and Career Shares) which require the holder of such securities to deliver to the Company an amount in cash equal to the intrinsic value of the securities on the date (the "Realization Date") they vested (in the case of RSUs or restricted stock) or were exercised (in the case of stock options) if the holder:

- competes with the Company after voluntary termination of employment and prior to six months after the Realization Date, or
- solicits the Company's customers or solicits for hire or hires the Company's employees, or discloses the Company's confidential information, after voluntary or involuntary termination of employment and prior to one year after a Realization Date.

These forfeiture provisions do not apply if there has been a Change in Control within three years prior to the employment termination date. In addition, the Company has entered into new Non-Competition Agreements with all members of senior management.

Employment Agreement with Mr. Lawrie. The Company and Mr. Lawrie entered into an employment agreement that is described above under "Contracts and Agreements." In the event that Mr. Lawrie is terminated by the Company without "cause" or if he resigns from the Company for "good reason" (as each such term is defined in the employment agreement and collectively referred to as a "Qualifying Termination"), he will receive the following payments under the terms of the agreement:

- a pro-rata annual bonus for the year in which the termination occurs, based on the Company's actual performance for the entire fiscal year, payable at the time annual bonuses are generally paid (the "Pro-Rata Bonus");
- a severance payment equal to two times the sum of Mr. Lawrie's (A) base salary and (B) target annual bonus, payable in twenty-four equal monthly installments following Mr. Lawrie's termination;
- COBRA premiums for a period of eighteen months following termination.

In the event of a Qualifying Termination prior to April 1, 2017, any then-vested stock options will remain exercisable for the lesser of two years following the date of termination or the expiration of their original terms. The employment agreement also provides that upon the termination of Mr. Lawrie's employment due to death or disability, he will be eligible to receive a Pro-Rata Bonus.

Special vesting provisions apply to the one-time inducement equity award granted to Mr. Lawrie in Fiscal 2013. As described above, this award consists of 200,000 Time-Vesting Inducement RSUs and 200,000 Performance-Vesting RSUs. In the event of a Qualifying Termination, (i) all unvested Time-Vesting Inducement RSUs will immediately vest, and (ii) all unvested Performance-Vesting Inducement RSUs will vest to the extent the closing price of a share of the Company's common stock on the trading day immediately preceding Mr. Lawrie's termination date meets or exceeds the specified performance targets. The table above does not include 150,000 of the Performance-Vesting RSUs, which vested before March 29, 2013, nor does it include 50,000 of the Time-Vesting RSUs, which vested on March 29, 2013.

The severance benefits described above are subject to Mr. Lawrie's continued compliance with certain restrictive covenants as set forth in the employment agreement and the non-competition agreement described below and, in the event of a Non-CIC Qualifying Termination, the execution and non-revocation of a release of claims against the Company and certain related parties.

There will be a six-month delay in payments and benefits provided under the employment agreement following certain terminations of Mr. Lawrie's employment if such payments and benefits are determined to be subject to the provisions of Section 409A of the Internal Revenue Code at the time of termination. The employment agreement provides for the crediting of interest during any such payment or benefits delay period.

Termination Provisions Applicable to Mr. Mancuso. In connection with Mr. Mancuso's retirement, the Committee agreed, in exchange for Mr. Mancuso's ongoing postretirement co-operation, and as permitted under the terms of Mr. Mancuso's outstanding equity awards, to accelerate the vesting of all outstanding options and service-based RSUs that otherwise would have vested during the twelve month period following Mr. Mancuso's retirement on May 29, 2012, had he remained employed by the Company during that period. As result, Mr. Mancuso became vested in 53,574 options and 10,724 service-based RSUs on May 29, 2012. Mr. Mancuso did not become entitled to any other termination-related payments upon his retirement.

PROPOSAL 2 - ADVISORY VOTE APPROVING EXECUTIVE COMPENSATION

In accordance with Section 14A of the Exchange Act we are providing our stockholders the opportunity to approve, on a nonbinding, advisory basis, the compensation of our NEOs as disclosed in this proxy statement. We urge the stockholders to read the CD&A appearing elsewhere in this proxy statement, as well as the Summary Compensation Table and related compensation tables and narrative, which provide detailed information on our compensation policies and practices and our NEOs' compensation. As disclosed in the CD&A, the Company's compensation programs focus on aligning pay to performance.

We believe that the information provided in this proxy statement demonstrates that our compensation policies and practices are aligned with our stockholders' interests and reward our NEOs for performance. We are therefore asking our stockholders to approve the following advisory resolution at the Annual Meeting:

> RESOLVED, that the stockholders of Computer Sciences Corporation approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Computer Sciences Corporation 2013 definitive proxy statement pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and the accompanying footnotes and narratives.

The vote on the compensation of our NEOs as disclosed in this proxy statement is advisory, and therefore not binding on the company, the Compensation Committee or our Board. Our Board and our Compensation Committee value the opinions of our stockholders and to the extent there is any significant vote against the NEO compensation as disclosed in this proxy statement, we will consider our stockholders' concerns and the Compensation Committee will evaluate whether any actions are necessary to address those concerns. We have determined that our stockholders should cast an advisory vote on the compensation of our NEOs on an annual basis. Unless this policy changes, the next advisory vote on the compensation of our NEOs will be at the 2014 annual meeting of stockholders. The affirmative vote of a majority of votes cast is required to approve, on an advisory basis, the compensation of the NEOs, as disclosed in the Company's proxy statement pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, the Summary Compensation Table and the other related tables and disclosure.

The Board of Directors recommends a vote FOR the approval of the advisory resolution on executive compensation.

PROPOSAL 3 – APPROVAL OF AN AMENDMENT TO THE 2010 NON-EMPLOYEE DIRECTOR INCENTIVE PLAN

In 2010, the Board adopted and the stockholders approved the 2010 Non-Employee Director Incentive Plan (the "2010 Director Plan"), which authorized the issuance of up to 150,000 shares of CSC stock pursuant to equity incentives granted to non-employee directors. We have granted 80,600 shares under the 2010 Director Plan in the form of restricted stock units ("RSUs") since the plan's adoption. Only 69,400 shares of CSC stock remain available under the 2010 Director Plan as of May 31, 2013.

On May 14, 2013, the Board approved on recommendation of the Compensation Committee an amendment to the 2010 Director Plan increasing the number of shares authorized for issuance under the plan from 150,000 to 300,000 and extending the term of the 2010 Director Plan through May 13, 2023 (which is the day prior to the tenth anniversary of the date on which the Board approved the amendment to the 2010 Director Plan). The Board believes that this share reserve should be sufficient for a period of four years, taking into account the potential addition of new board members and grant increases over at least that period.

The future benefits that will be received under the amended and restated 2010 Director Plan by non-employee directors are not determinable at this time. As of May 31, 2013, all non-employee directors as a group held the following amounts of RSUs. No associates of such directors have received restricted stock or RSUs under the 2010 Director Plan.

Name	Aggregate Stock Awards Outstanding as of May 31, 2013
Irving W. Bailey, II	35,352
David J. Barram	24,700
Stephen L. Baum	32,419
Erik Brynjolfsson	10,200
Rodney F. Chase	39,540
Judith R. Haberkorn	18,600
Chong Sup Park	19,300
Lawrence A. Zimmerman	4,300

The 2010 Director Plan, as amended and restated, is attached as Appendix B to this Proxy Statement. The following summary of the plan is qualified in its entirety by reference to the full text of the amended 2010 Director Plan.

Shares Available for Issuance

If the stockholders approve this Proposal 3, the maximum number of shares of CSC stock that may be issued pursuant to awards granted under the amended 2010 Director Plan will be 300,000, subject to certain adjustments for corporate transactions, as described in "Adjustments" below. Shares of CSC stock issued under the 2010 Director Plan may consist of newly issued shares, treasury shares and/or shares purchased in the open market or otherwise. Only shares of CSC stock actually issued pursuant to awards granted under the 2010 Director Plan will be counted against the authorized shares. If an award is settled or terminates by expiration, forfeiture, cancellation or otherwise without the issuance of all shares originally covered by the award, then the shares not issued will again be available for use under the 2010 Director Plan.

Eligibility

Each CSC director who is not an employee of the Company or any of its subsidiaries is eligible for the grant of awards under the 2010 Director Plan. As of May 31, 2013, there were eight non-employee directors.

Administration

The 2010 Director Plan will be administered by the Board or, in the Board's discretion, a committee of the Board consisting of three or more directors, each of whom is:

- "independent" for purposes of CSC's Corporate Governance Guidelines; and
- a "non-employee director" for purposes of SEC Rule 16b-3(b)(3).

The administrator of the 2010 Director Plan (the "Administrator") will have full and final authority to select the non-employee directors to whom awards will be granted under the 2010 Director Plan, to grant awards and to determine the terms and conditions of those awards.

Types of Awards

The 2010 Director Plan provides for the grant of:

- restricted stock; and
- RSUs

Subject to the 2010 Director Plan, the Administrator will determine the terms and conditions of each award, which will be set forth in an award agreement executed by CSC and the participant.

Restricted Stock and Restricted Stock Units. The 2010 Director Plan authorizes the Administrator to grant awards of restricted stock and RSUs with time-based vesting. An RSU represents the right to receive a specified number of shares of CSC stock, or cash based on the market value of those shares, upon vesting or at a later date permitted in the award agreement. The terms and conditions of the restricted stock and RSUs will be determined by the Administrator, subject to the requirements of the 2010 Director Plan. Among those requirements are the following:

- Unless the Administrator determines otherwise, all restricted stock will have full voting rights;
- Rights to dividends or dividend equivalents may be extended to and made part of any award of restricted stock or RSUs, subject to such terms, conditions and restrictions as the Administrator may establish; and
- The Administrator may also establish rules and procedures for the crediting of interest on deferred cash payments.

Transferability

Unless the Administrator determines otherwise, no award, and no shares of CSC stock subject to an outstanding award as to which any applicable restriction or deferral period has not lapsed, may be sold or transferred except by will or the laws of descent and distribution.

Change in Control

Unless an award agreement specifies otherwise, upon the date of a change in control of CSC (as such term is defined under Section 409A of the Internal Revenue Code):

- all restrictions applicable to outstanding restricted stock will lapse in full; and
- all outstanding RSUs will become fully vested.

Adjustments

If there is a reorganization, merger, consolidation, recapitalization, restructuring, reclassification, dividend (other than a regular, quarterly cash dividend) or other distribution, stock split, reverse stock split or similar transaction, or a sale of substantially all of CSC's assets, then, unless the terms of the transaction provide otherwise and the outstanding shares of CSC common stock are increased, decreased or exchanged for or converted into cash, property and/or a different number or kind of securities (or if cash, property, and/or securities are distributed in respect of such shares), the Administrator will make such adjustments as it deems appropriate and proportionate in:

- the number and type of shares, cash or property subject to outstanding awards granted under the 2010 Director Plan, and the exercise or purchase price per share; and
- the maximum number and type of shares authorized for issuance under the 2010 Director Plan.

Plan Amendments

The Board of Directors may amend or terminate all or any part of the 2010 Director Plan at any time and in any manner, subject to the following:

- CSC stockholders must approve any amendment or termination if (i) stockholder approval is required by the SEC, NYSE or any taxing authority, or (ii) the amendment or termination would materially increase the benefits accruing to non-employee directors or the maximum number of shares which may be issued under the 2010 Director Plan, or materially modify the 2010 Director Plan's eligibility requirements; and
- Non-employee directors must consent to any amendment or termination that would impair their rights under outstanding awards.

The Administrator may amend the terms of any outstanding award, but no such amendment may impair the rights of any non-employee director without his or her consent.

Plan Duration. The 2010 Director Plan initially became effective upon its adoption by the Board of Directors on May 19, 2010. As described above, the Board adopted an amendment increasing the number of shares reserved for issuance under the 2010 Director Plan effective May 14, 2013. No award may be granted under the 2010 Director Plan after May 13, 2023, but any award granted prior to that date may extend beyond that date.

New Plan Benefits. Because benefits under the 2010 Director Plan will depend on the Administrator's actions and the fair market value of CSC stock at various future dates, it is not possible to determine the benefits that will be received by non-employee directors if the 2010 Director Plan is approved by CSC stockholders.

Federal Income Tax Treatment

The following is a brief description of the principal effect of U.S. federal income taxation upon a non-employee director and CSC with respect to the grant and settlement of awards under the 2010 Director Plan, based on U.S. federal income tax laws in effect on the date hereof. The following is only a summary and therefore is not complete, does not discuss the income tax laws of any state or foreign country in which a non-employee director may reside, and is subject to change.

Restricted Stock. Pursuant to the 2010 Director Plan, non-employee directors may be granted restricted stock. Unless the non-employee director makes a timely election under Section 83(b) of the Internal Revenue Code, he or she will generally not recognize any taxable income until the restrictions on the shares expire or are removed, at which time the non-employee director will recognize ordinary income in an amount equal to the excess of the fair market value of the shares at that time over the purchase price for the restricted shares, if any. If the non-employee director makes an election under Section 83(b) within 30 days after the date of grant of the restricted stock, he or she will recognize ordinary income on the date of grant equal to the fair market value of the shares on the date of grant. CSC will generally be entitled to a deduction equal to the amount of ordinary income recognized by the non-employee director.

Restricted Stock Units. Pursuant to the 2010 Director Plan, non-employee directors may be granted RSUs. The grant of an RSU is generally not a taxable event for the non-employee director. In general, the non-employee director will not recognize any taxable income until the shares of CSC stock subject to the RSU (or cash equal to the value of such shares) are distributed to him or her without any restrictions, at which time the non-employee director will recognize ordinary income equal to the fair market value of the shares (or cash) at that time. CSC will generally be entitled to a deduction equal to the amount of ordinary income recognized by the non-employee director.

Section 409A

Awards made under the 2010 Director Plan are intended to comply with or be exempt from Section 409A of the Internal Revenue Code. If any provision or award under the 2010 Director Plan would result in the imposition of an additional tax under Section 409A, that Plan provision or award will be reformed to avoid imposition of the additional tax and no action taken to comply with Section 409A shall be deemed to adversely affect the non-employee director's rights to an award.

Other Information

The following table gives information about our Common Stock that may be issued under our equity compensation plans as of March 29, 2013.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	17,591,879	$37.21	12,049,759[1]
Equity compensation plans not approved by security holders	—	—	—
Total	17,591,879		12,049,759

1 Includes 3,000 shares available for future issuance under the 2006 Non-Employee Director Incentive Plan. This plan permits shares to be issued pursuant to stock options, restricted stock, and RSUs. Includes 69,400 shares available for future issuance under the 2010 Non-Employee Director Incentive Plan. This plan permits shares to be issued pursuant to RSUs and restricted stock.

Includes 2,291,508 and 1,908,592 shares available for future issuance under the 2004 and 2007 Incentive Plans, respectively. Each of these plans permits shares to be issued pursuant to stock options, restricted stock or RSUs, or pursuant to performance awards payable in shares of CSC stock, restricted stock, RSUs or any combination of the foregoing. Of the shares available for issuance under the 2007 plan, 1,908,592 shares are available for future grant as stock options with each option granted counted as one share against the available shares under such plan or assuming no options are granted, 954,296 shares are available for future awards of restricted stock or RSUs, after giving effect to the requirement set forth in the 2007 plan that a grant of one share of restricted stock or one RSU be counted as two shares against the available shares under such plan. Under the 2007 Incentive Plan, shares of common stock that are tendered by a participant or withheld as full or partial payment of minimum withholding taxes or as payment for the exercise price of an award will not become available again for issuance.

Includes 7,777,259 shares available for future issuance under the 2011 Omnibus Incentive Plan. This plan permits shares to be issued pursuant to stock options, restricted stock, or RSUs, or performance awards payable in shares of CSC stock, restricted stock, RSUs or any combination of the foregoing. Of the shares available for issuance under the 2011 Omnibus Incentive Plan, 7,777,259 shares are available for future grant as stock options with each option granted counted as one share against the available shares under such plan or assuming no options are granted, 3,888,630 shares are available for future awards of restricted stock or RSUs, after giving effect to the requirement set forth in the 2011 Omnibus Incentive Plan that a grant of one share of restricted stock or one RSU be counted as two shares against the available shares under such plan.

The following table gives information about our Common Stock that may be issued under our equity compensation plans as of May 31, 2013.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	19,080,734	$36.61	9,343,320[1]
Equity compensation plans not approved by security holders	—	—	—
Total	19,080,734		9,343,320

1 Includes 3,000 shares available for future issuance under the 2006 Non-Employee Director Incentive Plan. This plan permits shares to be issued pursuant to stock options, restricted stock, and RSUs. Includes 69,400 shares available for future issuance under the 2010 Non-Employee Director Incentive Plan. This plan permits shares to be issued pursuant to RSUs and restricted stock.

Includes 675,990 and 2,003,017 shares available for future issuance under the 2004 and 2007 Incentive Plans, respectively. Each of these plans permits shares to be issued pursuant to stock options, restricted stock or RSUs, or pursuant to performance awards payable in shares of CSC stock, restricted stock, RSUs or any combination of the foregoing. Of the shares available for issuance under the 2007 plan, 2,003,017 shares are available for future grant as stock options with each option granted counted as one share against the available shares under such plan or assuming no options are granted, 1,001,508 shares are available for future awards of restricted stock or RSUs, after giving effect to the requirement set forth in the 2007 plan that a grant of one share of restricted stock or one RSU be counted as two shares against the available shares under such plan. Under the 2007 Incentive Plan, shares of common stock that are tendered by a participant or withheld as full or partial payment of minimum withholding taxes or as payment for the exercise price of an award will not become available again for issuance.

Includes 6,591,913 shares available for future issuance under the 2011 Omnibus Incentive Plan. This plan permits shares to be issued pursuant to stock options, restricted stock, or RSUs, or performance awards payable in shares of CSC stock, restricted stock, RSUs or any combination of the foregoing. Of the shares available for issuance under the 2011 Omnibus Incentive Plan, 6,591,913 shares are available for future grant as stock options with each option granted counted as one share against the available shares under such plan or assuming no options are granted, 3,295,956 shares are available for future awards of restricted stock or RSUs, after giving effect to the requirement set forth in the 2011 Omnibus Incentive Plan that a grant of one share of restricted stock or one RSU be counted as two shares against the available shares under such plan.

Information concerning stock options granted under our equity compensation plan and outstanding as of May 31, 2013 is as follows:

Number of options outstanding	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value (in millions)
16,137,568	$43.29	6.02 Years	$69

Vote Required

A majority of the votes cast at the Annual Meeting is necessary for the approval of this proposal, provided that the number of votes cast is greater than 50% of the total outstanding shares of the common stock.

The Board of Directors recommends a vote FOR approval of the Amendment of the 2010 Non-Employee Director Incentive Plan.

PROPOSAL 4 – APPROVAL OF AMENDMENTS TO THE 2011 OMNIBUS INCENTIVE PLAN

In 2011, the Board adopted and the stockholders approved the 2011 Omnibus Incentive Plan (the "2011 Incentive Plan"), which authorized the issuance of up to 11,000,000 shares of CSC stock pursuant to equity incentives granted to employees. As of May 31, 2013, 9,270,920 shares were available for grant under CSC's existing employee stock incentive plans.

We have granted 4,656,385 shares under the 2011 Incentive Plan in the form of stock options and restricted stock units ("RSUs") since the plan's adoption. Only 6,591,913 shares of CSC stock remain available under the 2011 Incentive Plan as of May 31, 2013.

Proposed Amendments

On May 14, 2013, the Board approved on recommendation of the Compensation Committee the following amendments to the 2011 Incentive Plan:

- An increase in the number of shares authorized for issuance under the plan from 11,000,000 to 19,300,000. The Board believes that this share reserve should be sufficient for a period of two to three years, taking into account potential grant increases over at least that period;
- The addition of **Client Satisfaction** as a new performance goal to be used in connection with awards intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code");
- Elimination of interest on dividend equivalents paid in connection with the settlement of RSUs;
- Amendments to streamline the provisions relating to the determination of specified employees under Section 409A of the Code; and
- The extension of the term of the 2011 Incentive Plan through the ten year anniversary of the date stockholders approve the amended 2011 Incentive Plan.

The 2011 Incentive Plan, as amended and restated, is attached as Appendix C to this proxy statement. The following summary of the material features of the amended and restated 2011 Incentive Plan is qualified in its entirety by reference to the full text of the Plan.

Summary of the 2011 Plan

Eligibility

All employees of CSC and its subsidiaries are eligible for awards under the Plan. As of May 31, 2013, there were approximately 88,200 employees.

Administration

The 2011 Incentive Plan is administered by our Compensation Committee, except as otherwise provided with respect to actions or determinations by our Board.

Types of Awards

Options to purchase shares of common stock, stock appreciation rights ("SARs"), restricted stock, restricted stock units ("RSUs") and cash awards may be granted under the Plan. Awards may be structured as performance awards subject to the attainment of one or more performance goals. Performance awards may be in the form of performance-based RSUs or "performance units", restricted stock, options, SARs or cash awards.

The per share exercise price of an option or SAR cannot be less than the fair market value per share of the common stock on the date of grant. Options and SARs must have fixed terms no longer than ten years. Options may be granted as incentive stock options under Section 422 of the Code or nonqualified stock options. Options may not include provisions that "reload" the option upon exercise.

Repricing and Exchanges

Repricing of options and SARs and the cancellation of options and SARs in exchange for cash or other awards or options or SARs having a lower exercise price is prohibited under the 2011 Incentive Plan without approval of our stockholders.

Vesting Limitations

Any restricted stock, RSU, option or SAR (an "award") that is not a performance award generally must have a minimum vesting period of three years. Any performance award generally must have a performance period of not less than three years. Earlier vesting of awards may occur in the events of death, disability, change in control, retirement, involuntary termination without cause or voluntary termination for good reason and to the extent provided for in an employee's employment agreement that was effective prior to the effective date of the 2011 Incentive Plan. Vesting of options, SARs, restricted stock, RSUs, and performance units may occur incrementally over the three-year restricted period or three-year performance period, as applicable. However, 965,000 or five percent of the total number of shares of common stock available for issuance under the 2011 Incentive Plan will not be subject to the minimum restricted period or performance period, as applicable that is described above.

Shares Reserved

The amended and restated 2011 Incentive Plan currently provides that the number of shares of common stock as to which awards may be granted is 19,300,000 shares, which is referred to as the Maximum Share Limit. Under the terms of the amended 2011 Incentive Plan, no more than 19,300,000 shares may be used for options and stock appreciation rights (the "Option/ SAR Limit") and no more than 9,650,000 shares may be used for awards other than options and stock appreciation rights (the "Full Value Award Limit").

Each Option and SAR granted shall reduce each of the Maximum Share Limit and the Option/SAR Limit by one share and the Full Value Award Limit by one-half share; and each Award other than an Option or SAR granted shall reduce each of the Maximum Share Limit and the Options/SAR Limit by two shares and the Full Value Award Limit by one share. Awards only settled in cash will not reduce the maximum share limit under the 2011 Incentive Plan.

If an award expires or is terminated, cancelled or forfeited, the shares of common stock associated with the expired, terminated, cancelled or forfeited award will again be available for awards under the 2011 Incentive Plan. In the case of an Award other than an Option or SAR that expires, terminates, is cancelled or is forfeited, the Maximum Share Limit and the Option/SAR Limit shall each be increased by two shares of Common Stock, and the Full Value Award Limit shall be increased by one share of Common stock for each such Award that is not an Option or SAR. In the case of an Option or SAR that expires, terminates, is cancelled or is forfeited,

the Maximum Share Limit and Option/SAR Limit shall each be increased by one share of Common Stock and the Full Value Award Limit shall be increased by one-half share for each such Option or SAR. However, the following shares of common stock will not become available again for issuance under the 2011 Incentive Plan:

- Shares of common stock that are tendered by a participant or withheld as full or partial payment of minimum withholding taxes or as payment for the exercise price of an award; and
- Shares of common stock reserved for issuance upon grant of an SAR, to the extent the number of reserved shares of common stock exceeds the number of shares of common stock actually issued upon exercise or settlement of such SAR.

If cash is issued in lieu of shares of common stock pursuant to an award, the shares will not become available for issuance under the Plan.

Award Limits

Under the 2011 Incentive Plan, no employee may be granted, in any fiscal year period: options or SARs that are exercisable for more than 1,000,000 shares of common stock; stock awards covering more than 1,000,000 shares of common stock; or cash awards or RSUs that may be settled solely in cash having a value greater than $10,000,000.

Adjustments

The 2011 Incentive Plan provides for appropriate adjustments in the number of shares of common stock subject to awards and available for future awards, the exercise price or other price of outstanding awards, as well as the maximum award limits under the 2011 Incentive Plan, in the event of changes in our outstanding common stock by reason of a merger, stock split, reorganization, recapitalization or similar events.

Award Agreements

Each award granted under the 2011 Incentive Plan will be evidenced by an agreement that contains such additional terms and conditions not inconsistent with the 2011 Incentive Plan as may be determined by the Compensation Committee in its sole discretion. Such terms and conditions may include, among other things, the date of grant, the number of shares covered by the award or the cash amount of the award, the purchase or exercise price per share, the treatment upon a termination of employment of a participant, the means of payment for the shares, the purchase or exercise period and the terms and conditions of purchase or exercise, if applicable. No awards will provide any right to continued employment.

Dividends

The Compensation Committee may include provisions in stock awards for the payment or crediting of dividends or dividend equivalents upon vesting of the award. No dividends or dividend equivalents will be paid on unvested stock, RSU or performance unit awards prior to vesting.

Performance Awards

Any award available under the 2011 Incentive Plan may be structured as a performance award. Performance awards not intended to qualify as qualified performance-based compensation under Code Section 162(m) will be based on achievement of such goals and will be subject to such terms, conditions and restrictions as the Compensation Committee will determine.

Performance awards granted under the 2011 Incentive Plan that are intended to qualify as qualified performance-based compensation under Code Section 162(m) will be paid, vested or otherwise deliverable solely on account of the attainment of one or more pre-established, objective performance goals established by the Compensation Committee. One or more of such goals may apply to the employee, one or more of our business units, divisions or sectors, or our entire company, and if so desired by the Compensation Committee, by comparison with a peer group of companies including by direct reference to peers, by reference to an index, or by a similar mechanism. Performance awards may be based on any one or more of the following measures:

- contract awards;
- revenue;
- overhead;
- operating income margin;
- earnings per share;
- book value per share;
- return on stockholders' equity;
- stock price;
- return on assets;
- backlog;
- sales;
- other expense management;
- earnings (including net earnings, EBT, EBIT and EBITDA);
- cash flow;
- improvement in capital structure;
- return on investment;
- total contract value
- total stockholder return;
- client satisfaction;
- market share;
- days' sales outstanding;
- operating income;
- earnings margin;
- working capital;
- credit rating;
- cash flow return on investment;
- economic profit;
- annual contract value.

The Compensation Committee may provide in any particular performance award agreement that any evaluation of performance may include or exclude any of the following events that occurs during a performance period: (i) asset write-downs, (ii) litigation or claim judgments or settlements, (iii) the effect of changes in tax laws, accounting principles, or other laws or provisions affecting reported results, (iv) any reorganization and restructuring programs, (v) extraordinary nonrecurring items as described in Accounting Principles Board Opinion No. 30 and/or in management's discussion and analysis of financial condition and results of operations appearing in the annual report to stockholders for the applicable year, (vi) acquisitions or divestitures, (vii) foreign exchange gains and losses and (viii) settlement of hedging activities. Awards that are intended to qualify as qualified performance-based awards may not be adjusted upward. The Compensation Committee may retain the discretion to adjust any performance awards downward, either on a formula or discretionary basis or any combination, as the Compensation Committee determines.

Change in Control

Unless (i) an award agreement provides otherwise or (ii) the agreement effectuating a change in control provides for the assumption or substitution of awards, upon the date of a change in control:

- all outstanding options that have not vested in full shall be fully vested and exercisable;
- all restrictions applicable to outstanding restricted stock will lapse in full;
- all outstanding RSUs that have not vested in full will be fully vested; and
- all performance awards will be considered earned and payable at their target value and prorated (if the change in control occurs during the performance period), and will be immediately paid or settled.

Assignability and Transfer

Generally, no award under the 2011 Incentive Plan will be assignable or otherwise transferable except by will or the laws of descent and distribution or pursuant to a domestic relations order issued by a court of competent jurisdiction.

Award Termination; Forfeiture; Disgorgement

The Compensation Committee will have full power and authority to determine whether, to what extent and under what circumstances any award will be terminated, or forfeited or the participant should be required to disgorge the gains attributable to the award. In addition, awards will be subject to any recoupment or clawback policy adopted by, or applicable to, us.

Duration; Plan Amendments

The 2011 Incentive Plan, as amended, has a term of ten years from its effective date (which is the date that stockholders approve the amended 2011 Incentive Plan). The Board may at any time amend, modify, suspend or terminate the 2011 Incentive Plan (and the Compensation Committee may amend or modify an award agreement) but in doing so cannot adversely affect any outstanding award without the participant's written consent or make any amendment to the Plan without stockholder approval, if stockholder approval is otherwise required by applicable legal requirements.

Material Federal Income Tax Consequences of Awards Under the 2011 Incentive Plan

The following summary is based on current interpretations of existing U.S. federal income tax laws. The discussion below is not purported to be complete, and it does not discuss the tax consequences arising in the context of the participant's death or the income tax laws of any local, state or foreign country in which a participant's income or gain may be taxable.

Stock Options

Some of the options issuable under the 2011 Incentive Plan may constitute incentive stock options, while other options granted under the 2011 Incentive Plan may be nonqualified stock options. The Code provides for special tax treatment of stock options qualifying as incentive stock options, which may be more favorable to employees than the tax treatment accorded nonqualified stock options. On grant of either form of option, the optionee will not recognize income for tax purposes, and we will not receive any deduction. Generally, on the exercise of an incentive stock option, the optionee will recognize no income for U.S. federal income tax purposes. However, the difference between the exercise price of the incentive stock option and the fair market value of the shares at the time of exercise is an adjustment in computing alternative minimum taxable income that may require payment of an alternative minimum tax. On the sale of shares of common stock acquired by exercise of an incentive stock option (assuming that the sale does not occur within two years of the date of grant of the option or within one year of the date of exercise), any gain will be taxed to the optionee as long-term capital gain. In contrast, on the exercise of a nonqualified option, the optionee generally recognizes taxable income (subject to withholding) in an amount equal to the difference between the fair market value of the shares of common stock acquired on the date of exercise and the exercise price. On any sale of those shares by the optionee, any difference between the sale price and the fair market value of the shares on the date of exercise of the nonqualified option will be treated generally as capital gain or loss. No deduction is available to us on the exercise of an incentive stock option (although a deduction may be available if the employee sells the shares acquired on exercise before the applicable holding periods expire); however, on exercise of a nonqualified stock option, we generally are entitled to a deduction in an amount equal to the income recognized by the employee. Except in the case of the death or disability of an optionee, an optionee has three months after termination of employment in which to exercise an incentive stock option and retain favorable tax treatment on exercise. An

incentive stock option exercised more than three months after an optionee's termination of employment other than on death or disability of an optionee cannot qualify for the tax treatment accorded incentive stock options. Any such option would be treated as a nonqualified stock option for tax purposes.

Stock Appreciation Rights

The amount of any cash or the fair market value of any shares of common stock received by the holder on the exercise of SARs in excess of the exercise price will be subject to ordinary income tax in the year of receipt, and we will be entitled to a deduction for that amount.

Restricted Stock

Generally, a grant of shares of common stock under the 2011 Incentive Plan subject to vesting and transfer restrictions will not result in taxable income to the participant for federal income tax purposes or a tax deduction to us at the time of grant. The value of the shares will generally be taxable to the participant as compensation income in the year in which the restrictions on the shares lapse. Such value will be the fair market value of the shares as to which the restrictions lapse on the date those restrictions lapse. Any participant, however, may elect pursuant to Code Section 83(b) to treat the fair market value of the restricted shares on the date of grant as compensation income in the year of grant, provided the participant makes the election pursuant to Code Section 83(b) within 30 days after the date of grant. In any case, we will receive a deduction for federal income tax purposes equal to the amount of compensation included in the participant's income in the year in which that amount is so included.

Restricted Stock Units

A grant of a right to receive shares of common stock or cash in lieu of the shares will result in taxable income for federal income tax purposes to the participant at the time the award is settled in an amount equal to the fair market value of the shares or the amount of cash awarded. We will be entitled to a corresponding deduction at such times for the amount included in the participant's income.

Performance Units

The amount of any cash or the fair market value of any shares of common stock received by the holder on the settlement of performance units under the 2011 Incentive Plan will be subject to ordinary income tax in the year of receipt, and we will be entitled to a deduction for that amount in the year in which that amount is included.

Cash Awards

Cash awards under the 2011 Incentive Plan are taxable income to the participant for federal income tax purposes at the time of payment. The participant will have compensation income equal to the amount of cash paid, and we will have a corresponding deduction for federal income tax purposes.

Basis; Gain

A participant's tax basis in vested shares of common stock purchased under the 2011 Incentive Plan is equal to the sum of the price paid for the shares, if any, and the amount of ordinary income recognized by the participant on the transfer of vested shares. The participant's holding period for the shares generally begins on the transfer to the participant of vested shares. If a participant sells shares, any difference between the amount realized in the sale and the participant's tax basis in the shares is taxed as long-term or short-term capital gain or loss (provided the shares are held as a capital asset on the date of sale), depending on the participant's holding period for the shares.

Certain Tax Code Limitations on Deductibility

In order for us to deduct the amounts described above, such amounts must constitute reasonable compensation for services rendered or to be rendered and must be ordinary and necessary business expenses. The ability to obtain a deduction for awards under the 2011 Incentive Plan could also be limited by Code Section 280G, which provides that certain excess parachute payments made in connection with a change in control of an employer are not deductible.

The ability to obtain a deduction for amounts paid under the 2011 Incentive Plan could also be affected by Code Section 162(m), which limits the deductibility, for U.S. federal income tax purposes, of compensation paid to certain employees to $1 million during any taxable year. However, certain exceptions apply to this limitation in the case of qualified performance-based compensation. It is intended that the approval of the 2011 Incentive Plan by our stockholders will satisfy the stockholder approval requirement for the qualified performance-based exception and we will be able to comply with the requirements of the Code and Treasury Regulation Section 1.162-27 as they relate to the grant and payment of certain qualified performance-based awards (including options and SARs) under the Incentive Plan so as to be eligible for the qualified performance-based exception. In certain cases, we may determine it is in our interests to not satisfy the requirements for the qualified performance-based exception.

Code Section 409A

Code Section 409A generally provides that deferred compensation subject to Code Section 409A that does not meet the requirements for an exemption from Code Section 409A must satisfy specific requirements, both in operation and in form, regarding: (i) the timing of payment; (ii) the election of deferrals; and (iii) restrictions on the acceleration of payment. Failure to comply with Code Section 409A may result in the early taxation (plus interest) to the participant of deferred compensation and the imposition of a 20% penalty at the federal level (and possibly penalties at the state level) on the participant of the deferred amounts included in the participant's income.

Benefits Granted Under the 2011 Incentive Plan

The number and type of awards that will be granted under the 2011 Incentive Plan are not determinable at this time as the Compensation Committee or the full board of directors, as applicable, will make these determinations in its sole discretion. However, as of May 31, 2013, all current executive officers as a group held 2,476,837 stock options and 1,057,980 RSUs under the 2011 Incentive Plan. No associates of such executive officers have received stock options or RSUs under the 2011 Incentive Plan. All employees as a group had 831,810 stock options and cash-settled stock appreciation rights and 1,459,980 RSUs outstanding under the 2011 Incentive Plan. Non-employee directors are not eligible to participate in the 2011 Incentive Plan.

Other Information

The following table gives information about our Common Stock that may be issued under our equity compensation plans as of March 29, 2013.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	17,591,879	$37.21	12,049,759[1]
Equity compensation plans not approved by security holders	—	—	—
Total	17,591,879		12,049,759

1 Includes 3,000 shares available for future issuance under the 2006 Non-Employee Director Incentive Plan. This plan permits shares to be issued pursuant to stock options, restricted stock, and RSUs. Includes 69,400 shares available for future issuance under the 2010 Non-Employee Director Incentive Plan. This plan permits shares to be issued pursuant to RSUs and restricted stock.

Includes 2,291,508 and 1,908,592 shares available for future issuance under the 2004 and 2007 Incentive Plans, respectively. Each of these plans permits shares to be issued pursuant to stock options, restricted stock or RSUs, or pursuant to performance awards payable in shares of CSC stock, restricted stock, RSUs or any combination of the foregoing. Of the shares available for issuance under the 2007 plan, 1,908,592 shares are available for future grant as stock options with each option granted counted as one share against the available shares under such plan or assuming no options are granted, 954,296 shares are available for future awards of restricted stock or RSUs, after giving effect to the requirement set forth in the 2007 plan that a grant of one share of restricted stock or one RSU be counted as two shares against the available shares under such plan. Under the 2007 Incentive Plan, shares of common stock that are tendered by a participant or withheld as full or partial payment of minimum withholding taxes or as payment for the exercise price of an award will not become available again for issuance.

Includes 7,777,259 shares available for future issuance under the 2011 Omnibus Incentive Plan. This plan permits shares to be issued pursuant to stock options, restricted stock, or RSUs, or performance awards payable in shares of CSC stock, restricted stock, RSUs or any combination of the foregoing. Of the shares available for issuance under the 2011 Omnibus Incentive Plan, 7,777,259 shares are available for future grant as stock options with each option granted counted as one share against the available shares under such plan or assuming no options are granted, 3,888,630 shares are available for future awards of restricted stock or RSUs, after giving effect to the requirement set forth in the 2011 Omnibus Incentive Plan that a grant of one share of restricted stock or one RSU be counted as two shares against the available shares under such plan.

The following table gives information about our Common Stock that may be issued under our equity compensation plans as of May 31, 2013.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	19,080,734	$36.61	9,343,320[1]
Equity compensation plans not approved by security holders	—	—	—
Total	19,080,734		9,343,320

1 Includes 3,000 shares available for future issuance under the 2006 Non-Employee Director Incentive Plan. This plan permits shares to be issued pursuant to stock options, restricted stock, and RSUs. Includes 69,400 shares available for future issuance under the 2010 Non-Employee Director Incentive Plan. This plan permits shares to be issued pursuant to RSUs and restricted stock.

Includes 675,990 and 2,003,017 shares available for future issuance under the 2004 and 2007 Incentive Plans, respectively. Each of these plans permits shares to be issued pursuant to stock options, restricted stock or RSUs, or pursuant to performance awards payable in shares of CSC stock, restricted stock, RSUs or any combination of the foregoing. Of the shares available for issuance under the 2007 plan, 2,003,017 shares are available for future grant as stock options with each option granted counted as one share against the available shares under such plan or assuming no options are granted, 1,001,518 shares are available for future awards of restricted stock or RSUs, after giving effect to the requirement set forth in the 2007 plan that a grant of one share of restricted stock or one RSU be counted as two shares against the available shares under such plan. Under the 2007 Incentive Plan, shares of common stock that are tendered by a participant or withheld as full or partial payment of minimum withholding taxes or as payment for the exercise price of an award will not become available again for issuance.

Includes 6,591,913 shares available for future issuance under the 2011 Omnibus Incentive Plan. This plan permits shares to be issued pursuant to stock options, restricted stock, or RSUs, or performance awards payable in shares of CSC stock, restricted stock, RSUs or any combination of the foregoing. Of the shares available for issuance under the 2011 Omnibus Incentive Plan, 6,591,913 shares are available for future grant as stock options with each option granted counted as one share against the available shares under such plan or assuming no options are granted, 3,295,956 shares are available for future awards of restricted stock or RSUs, after giving effect to the requirement set forth in the 2011 Omnibus Incentive Plan that a grant of one share of restricted stock or one RSU be counted as two shares against the available shares under such plan.

Information concerning stock options granted under our equity compensation plans and outstanding as of May 31, 2013 is as follows:

Number of options outstanding	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value (in millions)
16,137,568	$43.29	6.02 Years	$69

Vote Required

A majority of the votes cast at the Annual Meeting is necessary for the approval of this proposal, provided that the number of votes cast is greater than 50% of the outstanding shares of common stock.

The Board of Directors recommends a vote FOR approval of the Amendments to the 2011 Omnibus Incentive Plan.

PROPOSAL 5 - RATIFICATION OF INDEPENDENT AUDITORS

The Audit Committee of the Board of Directors is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm retained to audit the Company's financial statements. The Audit Committee has appointed Deloitte & Touche LLP as the Company's independent registered public accounting firm for Fiscal Year 2014. Deloitte & Touche LLP, or one of its predecessor firms, have been retained as the Company's independent registered public accounting firm continuously since 1962.

The Audit Committee is responsible for approving the audit fee of the independent registered public accounting firm. In order to assure continuing auditor independence, the Audit Committee periodically considers whether there should be a regular rotation of the independent registered public accounting firm. Further, in conjunction with the mandated rotation of the independent registered public accounting firm's lead engagement partner, the Audit Committee and its Chairman will continue to be directly involved in the selection of the new lead engagement partner. The members of the Audit Committee and the Board believe that the continued retention of Deloitte & Touche LLP to serve as the Company's independent registered public accounting firm is in the best interests of the Company and its stockholders.

The Audit Committee has recommended that the stockholders ratify the selection of Deloitte and Touche LLP as the Company's independent registered public accounting firm for Fiscal Year 2014.

We expect that a representative of Deloitte & Touche LLP will attend the Annual Meeting. He will have an opportunity to make a statement, if desired, and will be available to respond to appropriate questions

Fees

The following table summarizes the aggregate fees billed by the Company's principal accounting firm, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates, which include Deloitte Consulting, for services provided during the last two fiscal years:

	FY2013	FY2012
Audit Fees[1]	$16,632,000	$18,358,000
Audit-Related Fees[2]	3,213,000	2,057,000
Tax Fees[3]	3,258,000	3,754,000
All Other Fees[4]	10,000	47,000
	$23,113,000	$24,216,000

1. Includes fees associated with the audit of our consolidated annual financial statements, review of our consolidated interim financial statements, statutory audits of international subsidiaries and the audit of our internal control over financial reporting.

2. Consists primarily of fees for third party data center reviews, accounting research, employee benefit plan audits and a carve-out audit for a divestiture.

3. Consists of fees for tax compliance and consultation, and expatriate tax services.

4. Consists primarily of technical training services.

Pre-Approval Policy

The Audit Committee pre-approves all audit, audit-related and tax and all other services to be provided by the independent auditors. The Committee has delegated to its Chairman the authority to pre-approve services to be provided by the independent auditors. The Chairman reports each such pre-approval decision to the full Audit Committee at its next scheduled meeting.

Vote Required

A majority of the votes cast at the Annual Meeting is necessary for the approval of this proposal.

The Board of Directors recommends a vote FOR the ratification of the appointment of Deloitte & Touche LLP as independent auditors for Fiscal Year 2014.

ADDITIONAL INFORMATION

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires CSC directors and executive officers, and persons who own more than 10% of the CSC stock, to file with the SEC initial reports of ownership and reports of changes in ownership of CSC stock and other equity securities of the Company. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of information furnished to us, reports filed through us and representations that no other reports were required, all of our executive officers, directors and greater than 10% beneficial owners filed the reports required under Section 16(a) on a timely basis except that one report on Form 4 for our CEO, J. Michael Lawrie, was filed one day after the applicable filing date. The aforementioned Form 4 filing was in respect of the vesting of the performance-vesting inducement Restricted Stock Units.

Business for 2014 Annual Meeting

Stockholder Proposals. For a stockholder proposal to be considered for inclusion in CSC's proxy statement for the 2014 Annual Meeting, the written proposal must be received by CSC's Corporate Secretary at our principal executive offices not later than February 28, 2014. If the date of next year's annual meeting is moved more than 30 days before or after the anniversary date of this year's annual meeting, then the deadline for inclusion of a stockholder proposal in CSC's proxy statement is instead a reasonable time before CSC begins to print and mail its proxy materials. The proposal must comply with the requirements of SEC Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Proposals should be addressed to:

Corporate Secretary
CSC
3170 Fairview Park Drive
Falls Church, Virginia 22042
Facsimile: (703) 641-3168

Stockholders seeking to nominate directors at the 2014 Annual Meeting or who wish to bring a proposal before the meeting that is not intended to be included in CSC's proxy statement for the 2014 Annual Meeting must comply with the advance notice deadlines contained in CSC's Bylaws. The Bylaws provide that any such notice must be given not later than the close of business on the 90th day and not earlier than the close of business on the 120th day prior to the anniversary date of the preceding year's annual meeting. In addition, the Bylaws specify that in the event that the date of the upcoming annual meeting is more than 30 days before or more than 60 days after the anniversary date of the previous year's annual meeting, notice by the stockholder to be timely must be received not earlier than the close of business on the 120th day prior to the upcoming annual meeting and not later than the close of business on the later of (x) the 90th day prior to the upcoming annual meeting and (y) the 10th day following the date on which public announcement of the date of such upcoming meeting is first made. The term "public announcement" means disclosure in a press release reported by the Dow Jones News Service, Associated Press or a comparable national news service, in a document publicly filed by CSC with the SEC, or in a notice pursuant to the applicable rules of an exchange on which the securities of CSC are listed. For the 2014 Annual Meeting, a stockholder's notice, to be timely, must be delivered to, or mailed and received at our principal executive offices:

- not earlier than the close of business on April 15, 2014; and
- not later than the close of business on May 15, 2014.

Householding; Availability of 2013 Annual Report and Proxy Statement

The SEC permits the Company to deliver a single proxy statement and annual report to an address shared by two or more stockholders. This delivery method, referred to as "householding," can result in significant cost savings for the Company. In order to take advantage of this opportunity, the Company, and banks and brokerage firms that hold your shares, have delivered only one proxy statement and annual report to multiple stockholders who share an address unless one or more of the stockholders has provided contrary instructions. The Company will deliver promptly, upon written or oral request, a separate copy of the proxy statement and annual report to a stockholder at a shared address to which a single copy of the documents was delivered.

If you would like an additional copy of the 2013 Annual Report or this proxy statement, these documents are available on the Company's Website, www.csc.com, under "Investor Relations/SEC Filings." They are also available without charge to any stockholder, upon request, by calling 800.542.3070 or writing to:

Investor Relations
CSC
3170 Fairview Park Drive
Falls Church, VA 22042

If you share the same address with other CSC stockholders and would like to start or stop householding for your account, you can call 800.542.1061 or write to: Householding Department, 51 Mercedes Way, Edgewood, NY 11717, including your name, the name of your broker or other holder of record and your account number(s).

If you consent to householding, your election will remain in effect until you revoke it. If you revoke your consent, you will be sent separate copies of documents mailed at least 30 days after receipt of your revocation.

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APPENDIX A - INDEPENDENCE STANDARDS

A director is "independent" if the Board of Directors has determined that he or she has no material relationship with Computer Sciences Corporation or any of its consolidated subsidiaries (collectively, the "Company"), either directly, or as a partner, stockholder or officer of an organization that has a relationship with the Company. For purposes of this definition, the Board has determined that a director is not "independent" if:

1. The director is, or has been within the last three years, an employee of the Company, or an immediate family member of the director is, or has been within the last three years, an executive officer of the Company;

2. The director has received, or has an immediate family member who has received, during any 12-month period during the last three years, more than $120,000 in direct compensation from the Company (other than Board and committee fees, and pension or other forms of deferred compensation for prior service). Compensation received by an immediate family member for service as an employee (other than an executive officer) of the Company is not considered for purposes of this standard;

3. (a) The director, or an immediate family member of the director, is a current partner of the Company's internal or external auditor; (b) the director is a current employee of the Company's internal or external auditor; (c) an immediate family member of the director is a current employee of the Company's internal or external auditor who participates in the firm's audit, assurance or tax compliance (but not tax planning) practice; or (d) the director, or an immediate family member of the director, was within the last three years (but is no longer) a partner or employee of the Company's internal or external auditor and personally worked on the Company's audit within that time;

4. The director, or an immediate family member of the director, is, or has been within the last three years, employed as an executive officer of another company where any of the Company's present executive officers serves or served at the same time on that company's compensation committee; or

5. The director is a current employee, or an immediate family member of the director is a current executive officer, of a company that has made payments to, or received payments from, the Company for property or services in an amount that, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of the other company's consolidated gross revenues.

An "immediate family" member includes a director's spouse, parents, children, siblings, mother and father-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than a domestic employee) who shares the director's home.

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APPENDIX B - COMPUTER SCIENCES CORPORATION 2010 NON-EMPLOYEE DIRECTOR INCENTIVE PLAN

SECTION 1. PURPOSE

The purpose of this amended and restated 2010 Non-Employee Director Incentive Plan ("Plan") of Computer Sciences Corporation, a Nevada corporation (the "Company"), is to enable the Company to attract, retain and motivate its Non-Employee Directors by providing for or increasing their proprietary interests in the Company.

SECTION 2. CERTAIN DEFINITIONS

As used in this Plan, the following terms have the meanings set forth below:

(a) "Administrator" means that administrator of the Plan as described in Section 3.

(b) "Award" means any Restricted Stock or RSU.

(c) "Award Agreement" means any written or electronic agreement, contract, or other instrument or document evidencing any Award granted hereunder, in a form approved by the Administrator that is executed or acknowledged by both the Company and the Participant.

(d) "Board" means the Board of Directors of the Company.

(e) "Change in Control" means a "change in control," as defined in Section 409A.

(f) "Code" means the Internal Revenue Code of 1986, as amended from time to time, and any successor thereto.

(g) "Dividend Equivalents" means an amount equal to dividends and other distributions (or the economic equivalent thereof) that are payable to stockholders of record on a like number of Shares.

(h) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(i) "Fair Market Value" means, with respect to any property, the market value of such property determined by such methods or procedures as shall be established from time to time by the Administrator. Unless the Administrator shall determine otherwise, the Fair Market Value of a Share on any day means the last sale price, regular way, of a Share on such day (or in case the principal United States national securities exchange on which the Shares are listed or admitted to trading is not open on such date, the next preceding date upon which it is open), or in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the principal United States national securities exchange on which the Shares are listed or admitted to trading.

(j) "Fiscal Year" means a fiscal year of the Company.

(k) "Non-Employee Director" means a director of the Company who is not an employee of the Company or any of its subsidiaries.

(l) "Participant" means a Non-Employee Director who is selected by the Administrator to receive an Award under this Plan.

(m) "Restricted Stock" means any Share issued hereunder with the restriction that the holder may not sell, assign, transfer, pledge or otherwise encumber such Share, and with such other restrictions as the Administrator, in its sole discretion, may impose, which restrictions may lapse separately or in combination at such time or times, in installments or otherwise, as the Administrator may deem appropriate.

(n) "Restricted Stock Unit" or "RSU" means a right granted hereunder to receive a specified number of Shares, or cash based on the Fair Market Value of such Shares, upon vesting or at a later date permitted in the Award Agreement.

(o) "Section 409A" means Section 409A of the Code, together with the regulations and other Treasury department guidance promulgated thereunder.

(p) "Section 409A Transaction" means a "change in ownership or effective control of a corporation" or a "change in the ownership of a substantial portion of the assets of a corporation" as defined in Section 409A.

(q) "Shares" means shares of the Common Stock, par value $1.00 per share, of the Company, as adjusted in accordance with Section 5(d) hereof.

SECTION 3. ADMINISTRATION

This Plan shall be administered by the Board or, in the Board's discretion, a committee of the Board (the Board or such Committee, the "Administrator") consisting of at least three directors, each of whom is (i) "independent" for purposes of the Company's Corporate Governance Guidelines; and (ii) a "non-employee director" for purposes of Rule 16b-3(b)(3) promulgated under the Exchange Act.

Subject to the provisions of this Plan, the Administrator shall be authorized and empowered to do all things necessary or desirable in connection with the administration of this Plan, including, without limitation, the following:

(a) adopt, amend and rescind rules and regulations relating to this Plan;

(b) determine which persons are Non-Employee Directors, and to which of such Non-Employee Directors, if any, Awards shall be granted hereunder;

(c) grant Awards to Non-Employee Directors and determine the terms and conditions thereof, including the number of Shares and/or the amount of cash issuable pursuant thereto;

(d) determine whether, to what extent and under what circumstances Awards may be settled in cash, Shares or other property, or canceled or suspended;

(e) determine whether, and the extent to which adjustments are required pursuant to Section 5(d) hereof; and

(f) interpret and construe this Plan and the terms and conditions of all Awards granted hereunder.

Decisions of the Administrator shall be final, conclusive and binding upon all persons and entities, including the Company, all stockholders of the Company, all Non-Employee Directors, all Participants and all persons claiming under Award Agreements.

SECTION 4. ELIGIBILITY

Any Non-Employee Director shall be eligible to be selected as a Participant.

SECTION 5. SHARES SUBJECT TO THIS PLAN

(a) The maximum aggregate number of Shares that may be issued pursuant to all Awards granted under this Plan shall be 300,000, of which 150,000 shares were added in 2013, subject to adjustment as provided in Section 5(d) hereof.

(b) In connection with the granting of an Award, the number of Shares available for issuance under this Plan shall be reduced by the number of Shares in respect of which the Award is granted or denominated.

(c) Whenever any outstanding Award (or portion thereof) expires, is cancelled or is otherwise terminated for any reason without having been exercised or payment having been made in the form of Shares, the number of Shares available for issuance under this Plan shall be increased by the number of Shares allocable to the expired, cancelled or otherwise terminated Award (or portion thereof). To the extent that any Award is forfeited, the Shares subject to such Awards will not be counted as shares delivered under this Plan. Awards valued by reference to Common Stock that may be settled in equivalent cash value will count as Shares delivered to the same extent as if the Award were settled in Shares.

(d) If the outstanding securities of the class then subject to this Plan are increased, decreased or exchanged for or converted into cash, property and/or a different number or kind of securities, or if cash, property and/or securities are distributed in respect of such outstanding securities, in either case as a result of a reorganization, merger, consolidation, recapitalization, restructuring, reclassification, dividend (other than a regular, quarterly cash dividend) or other distribution, stock split, reverse stock split or the like, or if substantially all of the property and assets of the Company are sold, then, unless the terms of such transaction shall provide otherwise, the Administrator shall make appropriate and proportionate adjustments, as of the date of such transaction, in:

   (i) the number and type of shares or other securities or cash or other property that may be acquired pursuant to outstanding Awards; and

   (ii) the maximum number and type of shares or other securities that may be issued pursuant to all Awards granted under this Plan, as set forth in Section 5(a) hereof.

SECTION 6. RESTRICTED STOCK AND RESTRICTED STOCK UNITS

Restricted Stock and RSUs may be granted hereunder to Participants. All Restricted Stock and RSUs shall be subject to the following terms and conditions, and to such additional terms and conditions, not inconsistent with the provisions of this Plan, as the Administrator shall deem desirable:

(a) *Restrictions.* The restrictions applicable to each grant of Restricted Stock and the vesting provisions applicable to each grant of RSUs shall be determined by the Administrator, in its sole discretion, and shall be based on the Participant's continued service as a Non-Employee Director ("time-based vesting").

(b) *Accelerated Vesting.* The vesting of Restricted Stock or RSUs may, in the sole discretion of the Administrator, be accelerated in the event of the Participant's death or termination of service as a Non-Employee Director, or may be accelerated pursuant to Section 7 hereof upon a Change in Control.

(c) *Voting and Dividends.* Rights to dividends or Dividend Equivalents may be extended to and made part of any Award consisting of Restricted Stock or RSUs, subject to such terms, conditions and restrictions as the Administrator may establish. The Administrator may also establish rules and procedures for the crediting of interest on deferred cash payments and Dividend Equivalents for Awards consisting of Restricted Stock or RSUs. Unless the Administrator, in its sole discretion, shall determine otherwise, all Restricted Stock shall have full voting rights.

(d) *Stock Certificates.* Restricted Stock issued hereunder may be evidenced in such manner as the Administrator, in its sole discretion, shall deem appropriate, including, without limitation, book-entry registration or the issuance of a stock certificate or certificates registered in the name of the Participant and bearing an appropriate legend referring to the terms, conditions and restrictions applicable to such Restricted Stock.

SECTION 7. CHANGE IN CONTROL

Notwithstanding any other provision of this Plan to the contrary, unless an Award Agreement shall specify otherwise, upon the date of a Change in Control:

(a) all restrictions applicable to outstanding Restricted Stock shall lapse in full; and

(b) all outstanding RSUs that have not vested in full on or prior thereto shall be fully vested.

SECTION 8. AMENDMENTS AND TERMINATION

The Board may amend, alter, suspend, discontinue or terminate this Plan or the terms of any outstanding Award, or any portion thereof, at any time and in any manner; provided, however, that no such amendment, alteration, suspension, discontinuation or termination shall be made without:

(a) the approval of the Company's stockholders, if:

(i) such approval is necessary to qualify for or comply with any tax or regulatory requirement for which or with which the Board deems it necessary or desirable to qualify or comply,

(ii) such approval is required by the New York Stock Exchange or the Securities and Exchange Commission, or

(iii) such amendment, alteration, suspension, discontinuation or termination would materially increase the benefits accruing to Participants, materially increase the maximum number of shares or other securities which may be issued under this Plan, materially modify this Plan's eligibility requirements; and

(b) the consent of each Participant whose rights under any outstanding Award would be impaired by such action.

SECTION 9. GENERAL PROVISIONS

(a) *Nontransferability of Awards.* Unless the Administrator determines otherwise at the time the Award is granted or thereafter no Award, and no Shares subject to an outstanding Award as to which any applicable restriction or deferral period has not lapsed, may be sold, assigned, transferred, pledged or otherwise encumbered, except by will or the laws of descent and distribution; provided, however, that if so permitted by the Administrator, a Participant may designate a beneficiary to receive his or her rights under any Award after his or her death.

(b) *Award Entitlement.* No Non-Employee Director or Participant shall have any claim to be granted any Award under this Plan, and there is no obligation for uniformity of treatment of Non-Employee Directors or Participants under this Plan.

(c) *Requirement of Award Agreement.* The prospective recipient of any Award under this Plan shall not, with respect to such Award, be deemed to have become a Participant, or to have any rights with respect to such Award, unless and until both the Company and such recipient shall have executed an Award Agreement evidencing the Award and the recipient shall have delivered a copy thereof to the Company.

(d) *Termination, Forfeiture and Disgorgement.* The Administrator shall have full power and authority to determine whether, to what extent and under what circumstances any Award shall be terminated or forfeited, or the Participant should be required to disgorge to the Company any amounts attributable to the Award. Such circumstances may include, without limitation, the following actions by a Participant:

(i) competing with the Company or participating in any enterprise that competes with the Company; and

(ii) using or disclosing, other than as expressly authorized by the Company or a Subsidiary, any confidential business information or trade secrets that the Participant obtains during the course of his or her service as a Non-Employee Director.

(e) *Compliance with Securities Laws.* No Award granted hereunder shall be construed as an offer to sell securities of the Company, and no such offer shall be outstanding, unless and until the Administrator, in its sole discretion, has determined that any such offer, if made, would be in compliance with all applicable requirements of the U.S. federal securities laws and any other laws to which such offer, if made, would be subject.

(f) *Award Deferrals.* The Administrator shall have full power and authority to establish procedures in compliance with Section 409A, if applicable, pursuant to which the payment or settlement of any Award may be deferred.

(g) *Governing Law.* The validity, construction and effect of this Plan and any rules and regulations relating to this Plan shall be determined in accordance with the laws of the State of Nevada and applicable U.S. federal law.

(h) *Severability.* If any provision of this Plan is or becomes or is deemed invalid, illegal or unenforceable in any jurisdiction, or would disqualify this Plan or any Award under any law deemed applicable by the Administrator, such provision shall be construed or deemed amended to conform to applicable laws, or, if it cannot be construed or deemed amended without, in the determination of the Administrator, materially altering the intent of this Plan, it shall be stricken and the remainder of this Plan shall remain in full force and effect.

SECTION 10. SECTION 409A

Notwithstanding anything in this Plan to the contrary, if any Plan provision or Award under this Plan would result in the imposition of an additional tax under Section 409A, that Plan provision or Award will be reformed to avoid imposition of the additional tax, including that any Award subject to 409A held by a specified employee that is settled upon termination of employment (for reasons other than death) shall be delayed in payment until the expiration of six months, and no action taken to comply with Section 409A shall be deemed to adversely affect the Participant's rights to an Award. Awards made under this Plan are intended to comply with or be exempt from Section 409A, and ambiguous provisions hereof, if any, shall be construed and interpreted in a manner consistent with such intent. No payment, benefit or consideration shall be substituted for an Award if such action would result in the imposition of taxes under Section 409A.

SECTION 11. TERM OF PLAN

This amended and restated Plan is effective as of May 14, 2013, the date upon which it was approved by the Board; provided, however, that no Award may be granted under this amended and restated Plan until it has been approved by the stockholders of the Company. No Award may be granted under this Plan after May 13, 2023, but any award granted prior to that date may extend beyond that date.

APPENDIX C - COMPUTER SCIENCES CORPORATION 2011 OMNIBUS INCENTIVE PLAN

COMPUTER SCIENCES CORPORATION
2011 OMNIBUS INCENTIVE PLAN

Amended and Restated
May 14, 2013

Table of Contents

	Page
Section 1 Purpose and Objectives	C-3
Section 2 Definitions	C-3
Section 3 Eligibility	C-5
Section 4 Shares Subject to Awards	C-6
Section 5 Administration	C-7
Section 6 Awards	C-8
Section 7 Options	C-9
Section 8 Stock Appreciation Rights	C-10
Section 9 Restricted Stock Awards	C-10
Section 10 Restricted Stock Unit Awards	C-10
Section 11 Performance Unit Awards	C-11
Section 12 Cash Awards	C-11
Section 13 Performance Awards	C-11
Section 14 Change of Control	C-13
Section 15 Taxes	C-14
Section 16 Amendment, Modification, Suspension or Termination	C-14
Section 17 Assignability	C-15
Section 18 Adjustments	C-15
Section 19 Restrictions	C-17
Section 20 Unfunded Plan	C-17
Section 21 Code Section 409A	C-17
Section 22 Award Termination, Forfeiture and Disgorgement	C-18
Section 23 Awards to Non-U.S. Employees	C-18
Section 24 Governing Law	C-18
Section 25 Right to Continued Service or Employment	C-19
Section 26 Term	C-19
Section 27 Usage	C-19
Section 28 Headings	C-19

COMPUTER SCIENCES CORPORATION
2011 OMNIBUS INCENTIVE PLAN

Section 1
Purpose and Objectives

This Computer Sciences Corporation 2011 Omnibus Incentive Plan (this "Plan") was adopted by Computer Sciences Corporation (the "Company") to reward selected corporate officers and key employees of the Company by enabling them to acquire shares of common stock of the Company and/or through the provision of cash payments.

This Plan is designed to attract and retain employees of the Company and its Subsidiaries (as defined herein), to encourage the sense of proprietorship in the Company and its Subsidiaries.

Section 2
Definitions

As used herein, the terms set forth below shall have the following respective meanings:

(a) "*Authorized Officer*" means the Chairman of the Board, the Chief Executive Officer of the Company or the Chief Human Resources Officer of the Company (or any other senior officers of the Company to whom any of such individuals shall delegate the authority to execute any Award Agreement).

(b) "*Award*" means the grant of any Option, Stock Appreciation Right, Stock Award, or Cash Award, any of which may be structured as a Performance Award, whether granted singly, in combination or in tandem, to a Participant pursuant to such applicable terms, conditions, and limitations as the Committee may establish in accordance with the objectives of this Plan.

(c) "*Award Agreement*" means the document (in written or electronic form) communicating the terms, conditions and limitations applicable to an Award. The Committee may, in its discretion, require that the Participant execute such Award Agreement, or may provide for procedures through which Award Agreements are made available but not executed. Any Participant who is granted an Award and who does not affirmatively reject the applicable Award Agreement shall be deemed to have accepted the terms of Award as embodied in the Award Agreement.

(d) "*Board*" means the Board of Directors of the Company.

(e) "*Cash Award*" means an Award denominated in cash.

(f) "*Change in Control*" means the consummation of a "change in ownership" of the Company, a "change in effective control" of the Company or a "change in the ownership of a substantial portion of the assets" of the Company, and in each case, as defined under Code Section 409A.

(g) "*Code*" means the Internal Revenue Code of 1986, as amended from time to time.

(h) "*Committee*" means the Compensation Committee of the Board, and any successor committee thereto or such other committee of the Board as may be designated by the Board to administer this Plan in whole or in part including any subcommittee of the Board as designated by the Board.

(i) "*Common Stock*" means the Common Stock, par value $1.00 per share, of the Company.

(j) "*Company*" means Computer Sciences Corporation, a Nevada corporation, or any successor thereto.

(k) "*Disability*" means, unless otherwise provided in an Award Agreement, a disability that entitles the Employee to benefits under the Company's long-term disability plan, as may be in effect from time to time, as determined by the plan administrator of the long-term disability plan, or if the Employee is not a participant under the Company's long-term disability plan, as determined if the Employee were a participant in a long-term disability plan that covers similarly situated employees. Notwithstanding the foregoing, if an Award is subject to Code Section 409A and Disability is a payment event, the definition of Disability shall conform to the requirements of Treasury Regulation § 1.409A-3(i)(4)(i).

(l) "*Dividend Equivalents*" means, in the case of Restricted Stock Units or Performance Units, an amount equal to all dividends and other distributions (or the economic equivalent thereof) that are payable to shareholders of record during the Restriction Period or performance period, as applicable, on a like number of shares of Common Stock that are subject to the Award.

(m) "*Effective Date*" means the date this Plan is approved by the requisite vote of the stockholders of the Company.

(n) "*Employee*" means an employee of the Company or any of its Subsidiaries.

(o) "*Exchange Act*" means the Securities Exchange Act of 1934, as amended from time to time.

(p) "*Exercise Price*" means the price at which a Participant may exercise his right to receive cash or Common Stock, as applicable, under the terms of an Award.

(q) "*Fair Market Value*" of a share of Common Stock means, as of a particular date, (1) if shares of Common Stock are listed on a national securities exchange, the closing sales price per share of Common Stock on the consolidated transaction reporting system for the principal national securities exchange on which shares of Common Stock are listed on that date, or, if there shall have been no such sale so reported on that date, on the last preceding date on which such a sale was so reported, (2) if the Common Stock is not so listed, the average of the closing bid and asked price on that date, or, if there are no quotations available for such date, on the last preceding date on which such quotations shall be available, as reported by an inter-dealer quotation system, (3) if shares of Common Stock are not publicly traded, the most recent value determined by an independent appraiser appointed by the Committee for such purpose, or (4) if none of the above are applicable, the fair market value of a share of Common Stock as determined in good faith by the Committee.

(r) "*Fiscal Year*" means a fiscal year of the Company.

(s) "*Grant Date*" means the date an Award is granted to a Participant.

(t) "*Incentive Stock Option*" means an Option that is intended to comply with the requirements set forth in Code Section 422.

(u) "*Nonqualified Stock Option*" means an Option that is not intended to comply with the requirements set forth in Code Section 422.

(v) "*Option*" means a right to purchase a specified number of shares of Common Stock at a specified Exercise Price, which is either an Incentive Stock Option or a Nonqualified Stock Option.

(w) "*Participant*" means an Employee to whom an Award has been made under this Plan.

(x) "*Performance Award*" means an Award made pursuant to this Plan to a Participant which is subject to the attainment of one or more Performance Goals. A Performance Award may be in the form of Performance Unit Awards, Restricted Stock Awards, Options, SARs or Cash Awards.

(y) "*Performance Goal*" means one or more standards established by the Committee to determine in whole or in part whether a Performance Award shall be earned.

(z) "*Performance Unit*" means a unit evidencing the right to receive in specified circumstances cash or shares of Common Stock or equivalent value of Common Stock in cash, the value of which at the time it is settled is determined as a function of the extent to which established performance criteria have been satisfied. Performance Units may take the form of performance-based Restricted Stock Units or Cash Awards.

(aa) "*Performance Unit Award*" means an Award in the form of Performance Units.

(bb) "*Qualified Performance Awards*" has the meaning set forth in Section 13.2.

(cc) "*Restricted Stock*" means a share of Common Stock that is restricted or subject to forfeiture provisions.

(dd) "*Restricted Stock Award*" means an Award in the form of Restricted Stock.

(ee) "*Restricted Stock Unit*" means a unit evidencing the right to receive in specified circumstances one share of Common Stock or equivalent value in cash that is restricted or subject to forfeiture provisions.

(ff) "*Restricted Stock Unit Award*" means an Award in the form of Restricted Stock Units.

(gg) "*Restriction Period*" means a period of time beginning as of the date upon which a Restricted Stock Award or Restricted Stock Unit Award is made pursuant to this Plan and ending as of the date upon which such Award is no longer restricted or subject to forfeiture provisions.

(hh) "*Stock Appreciation Right*" or "*SAR*" means a right to receive a payment, in cash or Common Stock, equal to the excess of the Fair Market Value of a specified number of shares of Common Stock on the date the right is exercised over a specified Exercise Price.

(ii) "*Stock Award*" means an Award in the form of shares of Common Stock, including a Restricted Stock Award, and a Restricted Stock Unit Award or Performance Unit Award that may be settled in shares of Common Stock, and excluding Options and SARs.

(jj) "*Stock-Based Award Limitations*" has the meaning set forth in Section 4.3.

(kk) "*Subsidiary*" means any corporation, partnership, association, joint stock company, business trust, unincorporated organization or other entity that the Company controls directly, or indirectly through one or more intermediaries.

Section 3
Eligibility

All Employees are eligible for Awards under this Plan. The Committee shall determine the type or types of Awards to be made under this Plan and shall designate from time to time the Employees who are to be granted Awards under this Plan.

Section 4
Shares Subject to Awards

4.1 ***Common Stock Available for Awards.*** Subject to the provisions of Section 18 hereof, there shall be available for Awards under this Plan granted wholly or partly in Common Stock (including rights or Options that may be exercised for or settled in Common Stock) an aggregate of 19,300,000 shares of Common Stock (the "Maximum Share Limit"), of which 8,300,000 shares were added in 2013. Within the Maximum Share Limit,

(a) no more than 19,300,000 shares may be used for Options and SARs (the "Option and SARs Limit");

(b) no more than 9,650,000 shares may be used for Awards other than Options and SARs (the "Full Value Award Limit"); and

(c) Each Option and SAR granted shall reduce each of the Maximum Share Limit and the Option and SARs Limit by one share, and the Full Value Award Limit by one-half share; and each Award other than an Option or SAR granted shall reduce each of the Maximum Share Limit and the Option and SARs Limit by two shares, and the Full Value Award Limit by one share.

Such shares shall be reserved from authorized but unissued shares, treasury shares and from shares which have been reacquired by the Company. The Board and the appropriate officers of the Company shall from time to time take whatever actions are necessary to file any required documents with governmental authorities, stock exchanges and transaction reporting systems to ensure that shares of Common Stock are available for issuance pursuant to Awards.

4.2 ***Share Counting.*** If an Award expires or is terminated, cancelled or forfeited, the shares of Common Stock associated with the expired, terminated, cancelled or forfeited Award shall again be available for Awards under this Plan. In the case of an Award that is an Option or SAR that expires, terminates, is cancelled or is forfeited, the Maximum Share Limit and the Option and SARs Limit shall each be increased by one share of Common Stock and the Full Value Award Limit shall be increased by one-half share of Common Stock for each such Option or SAR. In the case of an Award other than an Option or SAR that expires, terminates, is cancelled or is forfeited, the Maximum Share Limit and the Option and SARs Limit shall each be increased by two shares of Common Stock and the Full Value Award Limit shall be increased by one share of Common Stock for each such Award that is not an Option or SAR. Notwithstanding the foregoing, the Committee shall adopt such share counting rules as are required for Incentive Stock Options to comply with the requirements set forth in Code Section 422.

In addition, the following principles shall apply in determining the number of shares under any applicable limit within the Maximum Share Limit:

(a) Shares of Common Stock that are tendered by a Participant or withheld as full or partial payment to satisfy minimum withholding taxes shall not become available again for issuance under this Plan;

(b) Shares of Common Stock that are tendered by a Participant or withheld as full or partial payment for the Exercise Price of an Award shall not become available again for issuance under this Plan;

(c) Shares of Common Stock reserved for issuance upon grant of an SAR, to the extent the number of reserved shares of Common Stock exceeds the number of shares of Common Stock actually issued upon exercise or settlement of such SAR, shall not become available again for issuance under this Plan;

(d) Awards that by their terms may only be settled in cash shall not reduce the Maximum Share Limit under this Plan; and

(e) If cash is issued in lieu of shares of Common Stock pursuant to an Award, such shares not become available again for issuance under this Plan.

4.3 *Fiscal Year Limitations on Grants of Awards.* The following limitations shall apply to any Awards made hereunder:

(a) No Employee may be granted during any Fiscal Year Awards consisting of Options or SARs that are exercisable for more than 1,000,000 shares of Common Stock;

(b) No Employee may be granted during any Fiscal Year Stock Awards covering or relating to more than 1,000,000 shares of Common Stock (the limitation set forth in this subsection (b), together with the limitation set forth in subsection (a), being hereinafter collectively referred to as the "Stock-Based Award Limitations"); and

(c) No Employee may be granted during any Fiscal Year (1) Cash Awards or (2) Restricted Stock Unit Awards or Performance Unit Awards that may be settled solely in cash having a value determined on the Grant Date in excess of $10,000,000.

Section 5
Administration

5.1 *Authority of the Committee; Qualifications.* Except as otherwise provided in this Plan with respect to actions or determinations by the Board, this Plan shall be administered by the Committee, subject to the following:

(a) The members of the Committee shall satisfy any independence requirements prescribed by any stock exchange on which the Company lists its Common Stock;

(b) Awards may be granted to individuals who are subject to Section 16(b) of the Exchange Act only if the Committee is comprised solely of two or more "Non-Employee Directors" as defined in Securities and Exchange Commission Rule 16b-3 (as amended from time to time, and any successor rule, regulation or statute fulfilling the same or similar function); and

(c) any Award intended to qualify for the "performance-based compensation" exception under Code Section 162(m) shall be granted only if the Committee is comprised solely of two or more "outside directors" within the meaning of Code Section 162(m) and regulations pursuant thereto.

5.2 *Powers*. Subject to the provisions hereof, the Committee shall have full and exclusive power and authority to administer this Plan and to take all actions that are specifically contemplated hereby or are necessary or appropriate in connection with the administration hereof. The Committee shall also have full and exclusive power to interpret this Plan and to adopt such rules, regulations and guidelines for carrying out this Plan as it may deem necessary or proper, all of which powers shall be exercised in the best interests of the Company and in keeping with the objectives of this Plan.

Subject to Sections 5.4, 6.2 and 6.3 hereof, the Committee may, in its discretion,

(a) Provide for the extension of the exercisability of an Award;

(b) In the event of death, Disability, Change in Control, retirement, involuntary termination without cause or voluntary termination for good reason, accelerate the vesting or exercisability of an Award, eliminate or make less restrictive any restrictions contained in an Award, waive any restriction or other provision of this Plan or an Award or otherwise amend or modify an Award in any manner that is, in either case, (1) not adverse to the Participant to whom such Award was granted, (2) consented to by such Participant or (3) authorized by Section 18.3 hereof; *provided, however,* that no such action shall permit the term of any Option or SAR to be greater than 10 years from its Grant Date; or

(c) Accelerate the vesting or exercisability of an Award to the extent provided for in an Employee's employment agreement with the Company or any Subsidiary that was effective prior the Effective Date.

5.3 ***Final and Binding.*** The Committee may correct any defect or supply any omission or reconcile any inconsistency in this Plan or in any Award Agreement in the manner and to the extent the Committee deems necessary or desirable to further this Plan's purposes. Any decision of the Committee in the interpretation and administration of this Plan shall lie within its sole and absolute discretion and shall be final, conclusive and binding on all parties concerned.

5.4 ***Prohibition on Repricing of Awards.*** Subject to the provisions of Section 18 hereof, the Committee may not amend the terms of outstanding Award Agreements without the approval of the Company's stockholders to

(a) reduce the Exercise Price of any outstanding Options or SARs; or

(b) cancel any outstanding Options or SARs in exchange for cash or other Awards, or Options or SARs with an Exercise Price that is less than the Exercise Price of the original Options or SARs.

5.5 ***Delegation of Authority***. Subject to Nevada law, the Committee may delegate any of its authority to the Board, to any other committee of the Board or to an Authorized Officer to grant Awards to Employees who are not subject to Section 16(b) of the Exchange Act; provided that the requirements of Section 5.1 are met. Such delegation shall be made in writing specifically setting forth such delegated authority. As permitted by Nevada law, the Committee may also delegate to an Authorized Officer authority to execute on behalf of the Company any Award Agreement. The Committee and the Board, as applicable, may engage or authorize the engagement of a third party administrator to carry out administrative functions under this Plan.

Section 6
Awards

6.1 ***Grants***. The Committee, in its absolute discretion, may grant all Awards under this Plan from time to time, provided however, that the Committee shall not have the right, without the approval of the Company's stockholders, to

(a) Reduce the Exercise price of an existing options;

(b) Take any action which would be treated as a "repricing" under generally accepted accounting principles; or

(c) Cancel an existing option at a time when its exercise price exceeds the fair market value of the stock underlying such option in exchange for another option, a restricted stock award or other equity in the Company or cash except as provided in Section 18.

6.2 ***Award Agreements***. Each Award shall be embodied in an Award Agreement, which shall contain such terms, conditions and limitations as shall be determined by the Committee, in its sole discretion, and, if required by the Committee, shall be signed by the Participant to whom the Award is granted and by an Authorized Officer for and on behalf of the Company. Awards may consist of those listed in Sections 7 - 13 and may be granted singly, in combination or in tandem. Awards may also be made in combination or in tandem with, in replacement of, or as alternatives to, grants or rights under this Plan or any other plan of the Company or any of its Subsidiaries, including the plan of any acquired entity. Upon the termination of employment by a Participant who is an Employee, any unexercised, unvested or unpaid Awards shall be treated as set forth in the applicable Award Agreement or in any other written agreement the Company has entered into with the Participant.

6.3 ***Vesting Limitations***. Except as otherwise provided below, any Stock Award, Option or Stock Appreciation Right that

(a) is not a Performance Award shall have a minimum Restriction Period of three years from the date of grant; or

(b) is a Performance Award shall have a minimum performance period of three years from the date of grant;

provided, however, that (1) the Committee may provide for earlier vesting (x) to the extent provided for in an Employee's employment agreement with the Company or any Subsidiary that was effective prior the Effective Date and (y) upon an Employee's termination of employment by reason of death, Disability, Change in Control, retirement, involuntary termination without cause or voluntary termination for good reason and (2) vesting of a Stock Award, Option or Stock Appreciation Right may occur incrementally over the three-year Restriction Period or three-year minimum performance period, as applicable. The foregoing notwithstanding, 965,000 of the total number of shares of Common Stock available for issuance under this Plan may be granted without regard to any minimum Restriction Period or performance period, as applicable, described in this Section 6.3.

6.4 ***Payment of Awards***. Payment of Awards may be made in the form of cash or Common Stock, or a combination thereof, and may include such restrictions as the Committee shall determine, including, but not limited to, in the case of Common Stock, restrictions on transfer and forfeiture provisions. For a Restricted Stock Award, the certificates evidencing the shares of such Restricted Stock (to the extent that such shares are so evidenced) shall contain appropriate legends and restrictions that describe the terms and conditions of the restrictions applicable thereto. For a Restricted Stock Unit Award that may be settled in shares of Common Stock, the shares of Common Stock that may be issued at the end of the Restriction Period shall be evidenced by book entry registration or in such other manner as the Committee may determine.

6.5 ***Dividends and Dividend Equivalents***. Rights to dividends will be extended to and made part of any Restricted Stock Award and Dividend Equivalents may, in the Committee's discretion, be extended to and made part of any Restricted Stock Unit Award and Performance Unit Award, subject in each case to such terms, conditions and restrictions as the Committee may establish; *provided, however*, that no such dividends or Dividend Equivalents shall be paid with respect to unvested Stock Awards, including Stock Awards subject to Performance Goals. Dividends and/or Dividend Equivalents shall not be extended to any Options or SARs.

Section 7
Options

7.1 ***General***. An Award may be in the form of an Option. An Option awarded pursuant to this Plan may consist of either an Incentive Stock Option or a Nonqualified Stock Option. The price at which shares of Common Stock may be purchased upon the exercise of an Option shall be not less than the Fair Market Value of the Common Stock on the Grant Date. The term of an Option shall not exceed 10 years from the Grant Date.

Options may not include provisions that "reload" the Option upon exercise. Subject to the foregoing provisions, the terms, conditions and limitations applicable to any Option, including, but not limited to, the term of any Option and the date or dates upon which the Option becomes vested and exercisable, shall be determined by the Committee and subject to the minimum Restriction Period and performance period requirements and any other applicable requirements described in Section 6 hereof.

7.2 ***Option Exercise***. The Exercise Price shall be paid in full at the time of exercise in cash or, if permitted by the Committee and elected by the Participant, the Participant may pay the exercise price by means of the Company withholding shares of Common Stock otherwise deliverable on exercise of the Award or tendering Common Stock valued at Fair Market Value on the date of exercise, or any combination thereof. The Committee, in its sole discretion, shall determine acceptable methods for Participants to tender Common Stock. The Committee may provide for procedures to permit the exercise or purchase of such Awards by use of the proceeds to be received from the sale of Common Stock issuable pursuant to an Award (including cashless exercise procedures approved by the Committee involving a broker or dealer approved by the Committee). The Committee may adopt additional rules and procedures regarding the exercise of Options from time to time, provided that such rules and procedures are not inconsistent with the provisions of this Section.

Section 8
Stock Appreciation Rights

An Award may be in the form of an SAR. The Exercise Price for an SAR shall not be less than the Fair Market Value of the Common Stock on the Grant Date. The holder of a tandem SAR may elect to exercise either the Option or the SAR, but not both. The exercise period for an SAR shall extend no more than 10 years after the Grant Date. SARs may not include provisions that "reload" the SAR upon exercise. Subject to the foregoing provisions, the terms, conditions, and limitations applicable to any SAR, including, but not limited to, the term of any SAR and the date or dates upon which the SAR becomes vested and exercisable, shall be determined by the Committee; *provided, however*, that a SAR that may be settled all or in part in shares of Common Stock shall be subject to the minimum Restriction Period and performance period requirements and any other applicable requirements described in Section 6 hereof.

Section 9
Restricted Stock Awards

An Award may be in the form of a Restricted Stock Award. The terms, conditions and limitations applicable to any Restricted Stock Award, including, but not limited to, vesting or other restrictions, shall be determined by the Committee and subject to the minimum Restriction Period and performance period requirements and any other applicable requirements described in Section 6 hereof.

Section 10
Restricted Stock Unit Awards

An Award may be in the form of a Restricted Stock Unit Award. The terms, conditions and limitations applicable to a Restricted Stock Unit Award, including, but not limited to, the Restriction Period and the right to Dividend Equivalents, if any, shall be determined by the Committee. Subject to the terms of this Plan, the Committee, in its sole discretion, may settle Restricted Stock Units in the form of cash or in shares of Common Stock (or in a combination thereof) equal to the value of the vested Restricted Stock Units; *provided, however*, that a Restricted Stock Unit Award that may be settled all or in part in shares of Common Stock shall be subject to the minimum Restriction Period and performance period requirements and any other applicable requirements described in Section 6 hereof.

Section 11
Performance Unit Awards

An Award may be in the form of a Performance Unit Award. Each Performance Unit shall have an initial value that is established by the Committee on the Grant Date. Subject to the terms of this Plan, after the applicable performance period has ended, the Participant shall be entitled to receive settlement of the value and number of Performance Units earned by the Participant over the performance period, to be determined as a function of the extent to which the corresponding performance goals have been achieved. The timing and the terms of settlement of earned Performance Units shall be as determined by the Committee and as evidenced in an Award Agreement. Subject to the terms of this Plan, the Committee, in its sole discretion, may settle earned Performance Units in the form of cash or in shares of Common Stock (or in a combination thereof) equal to the value of the earned Performance Units as soon as practicable after the end of the performance period and following the Committee's determination of actual performance against the performance measures and related goals established by the Committee; *provided, however*, that a Performance Unit Award that may be settled all or in part in shares of Common Stock shall be subject to the minimum Restriction Period and performance period requirements and any other applicable requirements described in Section 6 hereof.

Section 12
Cash Awards

An Award may be in the form of a Cash Award. The terms, conditions and limitations applicable to a Cash Award, including, but not limited to, vesting or other restrictions, shall be determined by the Committee.

Section 13
Performance Awards

Without limiting the type or number of Awards that may be made under the other provisions of this Plan, an Award may be in the form of a Performance Award. The terms, conditions and limitations applicable to an Award that is a Performance Award shall be determined by the Committee.

13.1 ***Nonqualified Performance Awards***. Performance Awards granted to Employees that are not intended to qualify as qualified performance-based compensation under Code Section 162(m) shall be based on achievement of such Performance Goals and be subject to such terms, conditions and restrictions as the Committee or its delegate shall determine.

13.2 ***Qualified Performance Awards***. Performance Awards granted to Employees under this Plan that are intended to qualify as qualified performance-based compensation under Code Section 162(m) shall be paid, vested or otherwise deliverable solely on account of the attainment of one or more pre-established, objective Performance Goals established by the Committee prior to the earlier to occur of (i) 90 days after the commencement of the period of service to which the Performance Goal relates; and (ii) the lapse of 25% of the period of service (as scheduled in good faith at the time the goal is established), and in any event while the outcome is substantially uncertain.

A Performance Goal is objective if a third party having knowledge of the relevant facts could determine whether the goal is met. One or more of such goals may apply to the Employee, one or more business units, divisions or sectors of the Company, or the Company as a whole, and if so desired by the Committee, by comparison with a peer group of companies including by direct reference to peers, by reference to an index, or by a similar mechanism.

(a) Performance Goals. A Performance Goal shall include one or more of the following:

(i) contract awards;

(ii) backlog;

(iii) market share;

(iv) revenue;

(v) sales;

(vi) days' sales outstanding;

(vii) overhead;

(viii) other expense management;

(ix) operating income;

(x) operating income margin;

(xi) earnings (including net earnings, EBT, EBIT and EBITDA);

(xii) earnings margin;

(xiii) earnings per share;

(xiv) cash flow;

(xv) working capital;

(xvi) book value per share;

(xvii) improvement in capital structure;

(xviii) credit rating;

(xix) return on stockholders' equity;

(xx) return on investment;

(xxi) cash flow return on investment;

(xxii) return on assets;

(xxiii) total stockholder return;

(xxiv) economic profit;

(xxv) stock price;

(xxvi) total contract value;

(xxvii) annual contract value; or

(xxviii) client satisfaction.

Unless otherwise stated, a Performance Goal applicable to a Qualified Performance Award need not be based upon an increase or positive result under a particular business criterion and could include, for example, maintaining the status quo or limiting economic losses (measured, in each case, by reference to specific business criteria).

(b) Interpretation; Code Requirements. In interpreting Plan provisions applicable to Qualified Performance Awards, it is the intent of this Plan to conform with the standards of Code Section 162(m) and Treasury Regulation § 1.162-27(e)(2)(i), and the Committee in establishing such goals and interpreting this Plan shall be guided by such provisions. Prior to the payment of any compensation based on the achievement of Performance Goals applicable to Qualified Performance Awards, the Committee must certify in writing that applicable Performance Goals and any of the material terms thereof were, in fact, satisfied. For this purpose, approved minutes of the Committee meeting in which the certification is made shall be treated as such written certification. Subject to the foregoing provisions, the terms, conditions and limitations applicable to any Qualified Performance Awards made pursuant to this Plan shall be determined by the Committee.

13.3 *Adjustment of Performance Awards*. The Committee may provide in any such Performance Award in writing in advance that the results may be adjusted to include or exclude particular factors, including but not limited to any of the following events that occur during a Performance Period:

(a) asset write-downs;

(b) litigation or claim judgments or settlements;

(c) the effect of changes in tax laws, accounting principles, or other laws or provisions affecting reported results;

(d) any reorganization and restructuring programs;

(e) extraordinary nonrecurring items as described in Accounting Principles Board Opinion No. 30 and/or in management's discussion and analysis of financial condition and results of operations appearing in the Company's annual report to shareholders for the applicable Fiscal Year;

(f) acquisitions or divestitures;

(g) foreign exchange gains and losses; and

(h) settlement of hedging activities.

Only Awards that are not intended to qualify as Qualified Performance Awards may be adjusted upward in the discretion of the Committee. The Committee may retain the discretion to adjust any Performance Awards downward, either on a formula or discretionary basis or any combination, as the Committee determines.

Section 14
Change of Control

Notwithstanding any other provision of this Plan to the contrary, unless (1) an Award Agreement shall specify otherwise or (2) the agreement effectuating the Change in Control provides for the assumption or substitution of Awards, upon the date of a Change in Control:

(a) all outstanding Options that have not vested in full on or prior thereto shall be fully vested and exercisable;

(b) all restrictions applicable to outstanding Restricted Stock shall lapse in full;

(c) all outstanding Restricted Stock Units that have not vested in full on or prior thereto shall be fully vested;

(d) if the Change in Control occurs during the Performance Period, all Performance Awards shall be considered earned and payable at their target value, prorated for the portion of the Performance Period that has elapsed and shall be immediately paid or settled; and

(e) if the Change in Control occurs after the Performance Period, all Performance Awards shall, as soon as administratively practicable, be paid or settled based on the actual achievement of the applicable performance goals

Section 15
Taxes

The Company shall have the right to deduct applicable taxes from any Award payment and withhold, at the time of delivery or vesting of cash or shares of Common Stock under this Plan, an appropriate amount of cash or number of shares of Common Stock or a combination thereof for payment of required withholding taxes or to take such other action as may be necessary in the opinion of the Company to satisfy all obligations for withholding of such taxes; *provided, however*, that the number of shares of Common Stock withheld for payment of required withholding taxes must equal no more than the required minimum withholding taxes. The Committee may also permit withholding to be satisfied by the transfer to the Company of shares of Common Stock theretofore owned by the holder of the Award with respect to which withholding is required. If shares of Common Stock are used to satisfy tax withholding, such shares shall be valued based on the Fair Market Value when the tax withholding is required to be made.

Section 16
Amendment, Modification, Suspension or Termination

The Board may amend, modify, suspend or terminate this Plan (and the Committee may amend an Award Agreement) for the purpose of meeting or addressing any changes in legal requirements or for any other purpose permitted by law, except that no amendment or alteration that would adversely affect the rights of any Participant under any Award previously granted to such Participant shall be made without the consent of such Participant.

No amendment or alteration shall be effective prior to its approval by the stockholders of the Company to the extent stockholder approval is otherwise required by applicable legal requirements or the requirements of the securities exchange on which the Company's stock is listed, including any amendment that:

(a) expands the types of Awards available under this Plan;

(b) materially increases the number of shares of Common Stock available for Awards under this Plan;

(c) materially expands the classes of persons eligible for Awards under this Plan;

(d) materially extends the term of this Plan;

(e) materially changes the method of determining the Exercise Price of Options;

(f) deletes or limits any provisions of this Plan that prohibit the repricing of Options or SARs; or

(g) decreases any minimum vesting requirements for any Stock Award.

Section 17
Assignability

Unless otherwise determined by the Committee and expressly provided for in an Award Agreement, no Award or any other benefit under this Plan shall be assignable or otherwise transferable except (1) by will or the laws of descent and distribution or (2) pursuant to a domestic relations order issued by a court of competent jurisdiction that is not contrary to the terms and conditions of this Plan or applicable Award and in a form acceptable to the Committee. The Committee may prescribe and include in applicable Award Agreements other restrictions on transfer. Any attempted assignment of an Award or any other benefit under this Plan in violation of this Section 17 shall be null and void. Notwithstanding the foregoing, no Award may be transferred for value or consideration.

Section 18
Adjustments

18.1 *Outstanding Awards*. The existence of outstanding Awards shall not affect in any manner the right or power of the Company or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in the capital stock of the Company or its business or any merger or consolidation of the Company, or any issue of bonds, debentures, preferred or prior preference stock (whether or not such issue is prior to, on a parity with or junior to the Common Stock) or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding of any kind, whether or not of a character similar to that of the acts or proceedings enumerated above.

18.2 *Plan Adjustments*

(a) Subdivision or Consolidation. In the event of any subdivision or consolidation of outstanding shares of Common Stock, declaration of a dividend payable in shares of Common Stock or other stock split, then:

(i) the number of shares of Common Stock reserved under this Plan and the number of shares of Common Stock available for issuance pursuant to specific types of Awards as described in Section 4;

(ii) the number of shares of Common Stock covered by outstanding Awards;

(iii) the exercise price or other price in respect of such Awards;

(iv) the appropriate Fair Market Value and other price determinations for such Awards; and

(v) any other limitations contained within this Plan shall each be proportionately adjusted by the Committee as appropriate to reflect such transaction.

(b) Recapitalizations, Reorganizations, etc. In the event of any other recapitalization or capital reorganization of the Company, any consolidation or merger of the Company with another corporation or entity, the adoption by the Company of any plan of exchange affecting the Common Stock or any distribution to holders of Common Stock of securities or property (other than normal cash dividends or dividends payable in Common Stock), the Committee shall make appropriate adjustments to:

(i) the number of shares of Common Stock reserved under this Plan and the number of shares of Common Stock available for issuance pursuant to specific types of Awards as described in Section 4;

(ii) the number of shares of Common Stock covered by outstanding Awards;

(iii) the exercise price or other price in respect of such Awards;

(iv) the appropriate Fair Market Value and other price determinations for such Awards;

(v) the Stock-Based Award Limitations; and

(vi) any other limitations contained within this Plan;

provided that such adjustments shall only be such as are necessary to maintain the proportionate interest of the holders of the Awards and preserve, without exceeding, the value of such Awards.

18.3 *Award Adjustments*. In the event of a corporate merger, consolidation, acquisition of property or stock, separation, split-up, spin-off, split-off, initial public offering of the common equity of a Subsidiary, reorganization or liquidation, the Committee may make such adjustments to Awards or other provisions for the disposition of Awards as it deems equitable, and shall be authorized, in its discretion, to:

(a) provide for the substitution of a new Award or other arrangement (which, if applicable, may be exercisable for such property or stock as the Committee determines, including stock of another company) for an Award or the assumption of the Award (and for awards not granted under this Plan), regardless of whether in a transaction to which Code Section 424(a) applies;

(b) provide, prior to the transaction, for the acceleration of the vesting and exercisability of, or lapse of restrictions with respect to, the Award and, if the transaction is a cash merger, provide for the termination of any portion of the Award that remains unexercised at the time of such transaction;

(c) provide for the acceleration of the vesting and exercisability of an Award and the cancellation thereof in exchange for such payment as the Committee, in its sole discretion, determines is a reasonable approximation of the value thereof;

(d) cancel any Awards and direct the Company to deliver to the Participants who are the holders of such Awards cash in an amount that the Committee shall determine in its sole discretion is equal to the Fair Market Value of such Awards as of the date of such event, which, in the case of any Option, shall be the amount equal to the excess of the Fair Market Value of a share of Common Stock as of such date over the per-share exercise price for such Option (for the avoidance of doubt, if such exercise price is less than such Fair Market Value, the Option may be canceled for no consideration or for such consideration that the Committee shall determine or as provided by the agreement effectuating an event described in this Section 18.3); or

(e) cancel Awards that are Options and give the Participants who are the holders of such Awards notice and opportunity to exercise prior to such cancellation.

18.4 *Compliance with Code Section 409A*. No adjustment or substitution pursuant to this Section 18 shall be made in a manner that results in noncompliance with the requirements of Code Section 409A, to the extent applicable.

Section 19
Restrictions

No Common Stock or other form of payment shall be issued with respect to any Award unless the Company shall be satisfied based on the advice of its counsel that such issuance will be in compliance with applicable federal and state securities laws. Certificates evidencing shares of Common Stock delivered under this Plan (to the extent that such shares are so evidenced) may be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any securities exchange or transaction reporting system upon which the Common Stock is then listed or to which it is admitted for quotation and any applicable federal or state securities law. The Committee may cause a legend or legends to be placed upon such certificates (if any) to make appropriate reference to such restrictions.

Section 20
Unfunded Plan

This Plan is unfunded. Although bookkeeping accounts may be established with respect to Participants who are entitled to cash, Common Stock or rights thereto under this Plan, any such accounts shall be used merely as a bookkeeping convenience. The Company shall not be required to segregate any assets that may at any time be represented by cash, Common Stock or rights thereto, nor shall this Plan be construed as providing for such segregation, nor shall the Company, the Board or the Committee be deemed to be a trustee of any cash, Common Stock or rights thereto to be granted under this Plan. Any liability or obligation of the Company to any Participant with respect to an Award of cash, Common Stock or rights thereto under this Plan shall be based solely upon any contractual obligations that may be created by this Plan and any Award Agreement, and no such liability or obligation of the Company shall be deemed to be secured by any pledge or other encumbrance on any property of the Company. None of the Company, the Board or the Committee shall be required to give any security or bond for the performance of any obligation that may be created by this Plan. With respect to this Plan and any Awards granted hereunder, Participants are general and unsecured creditors of the Company and have no rights or claims except as otherwise provided in this Plan or any applicable Award Agreement.

Section 21
Code Section 409A

21.1 *Awards*. Awards made under this Plan are intended to comply with or be exempt from Code Section 409A, and ambiguous provisions hereof, if any, shall be construed and interpreted in a manner consistent with such intent. No payment, benefit or consideration shall be substituted for an Award if such action would result in the imposition of taxes under Code Section 409A. Notwithstanding anything in this Plan to the contrary, if any Plan provision or Award under this Plan would result in the imposition of an additional tax under Code Section 409A, that Plan provision or Award shall be reformed, to the extent permissible under Code Section 409A, to avoid imposition of the additional tax, and no such action shall be deemed to adversely affect the Participant's rights to an Award.

21.2 *Settlement Period*. Unless the Committee provides otherwise in an Award Agreement, each Restricted Stock Unit Award, Performance Unit Award or Cash Award (or portion thereof if the Award is subject to a vesting schedule) shall be settled no later than the 15th day of the third month after the end of the first calendar year in which the Award (or such portion thereof) is no longer subject to a "substantial risk of forfeiture" within the meaning of Code Section 409A. If the Committee determines that a Restricted Stock Unit Award, Performance Unit Award or Cash Award is intended to be subject to Code Section 409A, the applicable Award Agreement shall include terms that are designed to satisfy the requirements of Code Section 409A.

21.3 ***Specified Employees***. If the Participant is identified by the Company as a "specified employee" within the meaning of Code Section 409A(a)(2)(B)(i) on the date on which the Participant has a "separation from service" (other than due to death) within the meaning of Treasury Regulation § 1.409A-1(h), any Award payable or settled on account of a separation from service that is deferred compensation subject to Code Section 409A shall be paid or settled on the earliest of (i) the first business day following the expiration of six months from the Participant's separation from service, (ii) the date of the Participant's death, or (iii) such earlier date as complies with the requirements of Code Section 409A.

Section 22
Award Termination, Forfeiture and Disgorgement

The Committee shall have full power and authority to determine whether, to what extent and under what circumstances any Award shall be terminated or forfeited, or the Participant should be required to disgorge to the Company any gains attributable to the Award. Such circumstances may include, without limitation, the following actions by a Participant:

(a) competing with the Company or participating in any enterprise that competes with the Company;

(b) using or disclosing, other than as expressly authorized by the Company or a Subsidiary, any confidential business information or trade secrets that the Participant obtains during the course of his or her employment with the Company or any Subsidiary; and

(c) after the Participant is no longer employed by the Company or any Subsidiary:

(i) soliciting, with respect to any of the services or products that the Company or any Subsidiary then provides to customers, any person or entity whom the Participant knows to be a customer of the Company or any Subsidiary, or whose business the Participant solicited on behalf of the Company or any Subsidiary while employed by it,

(ii) soliciting or hiring any person who is then an Employee, or

(iii) taking any action that, in the judgment of the Committee, is not in the best interests of the Company.

Additionally, any Awards granted pursuant to this Plan shall be subject to any recoupment or clawback policy that is adopted by, or applicable to, the Company.

Section 23
Awards to Non-U.S. Employees

Awards may be granted to Employees who are foreign nationals or employed outside the United States, or both, on such terms and conditions different from those applicable to Awards to Employees employed in the United States as may, in the judgment of the Committee, be necessary or desirable in order to recognize differences in local law or tax policy. The Committee also may impose conditions on the exercise or vesting of Awards in order to minimize the Company's obligation with respect to tax equalization for Employees on assignments outside their home country.

Section 24
Governing Law

This Plan and all determinations made and actions taken pursuant hereto, to the extent not otherwise governed by mandatory provisions of the Code or the securities laws of the United States, shall be governed by and construed in accordance with the laws of the State of Nevada.

Section 25
Right to Continued Service or Employment

Nothing in this Plan or an Award Agreement shall interfere with or limit in any way the right of the Company or any of its Subsidiaries to terminate any Participant's employment or other service relationship with the Company or its Subsidiaries at any time, nor confer upon any Participant any right to continue in the capacity in which he is employed or otherwise serves the Company or its Subsidiaries.

Section 26
Term

This Plan, as approved by the Board on May 14, 2013, shall be effective as of the Effective Date. This Plan shall continue in effect for a term of 10 years commencing on the Effective Date, unless earlier terminated by action of the Board.

Section 27
Usage

Words used in this Plan in the singular shall include the plural and in the plural the singular, and the gender of words used shall be construed to include whichever may be appropriate under any particular circumstances of the masculine, feminine or neuter genders.

Section 28
Headings

The headings in this Plan are inserted for convenience of reference only and shall not affect the meaning or interpretation of this Plan.


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